Form 10-K, Exhibit 13
period 1994-01-01
TEMPLE INLAND INC
filed 1994-03-21
CIK 731939

                                                                      EXHIBIT 13

                 CORPORATE                             SUBSIDIARIES'
   {MAP}         HEADQUARTERS                          HEADQUARTERS                           TEMPLE-INLAND FOREST
                 Diboll, Texas                         INLAND CONTAINER                       PRODUCTS CORPORATION
                                                       CORPORATION                            Diboll, Texas
                                                       Indianapolis, Indiana
                                                                                              TEMPLE-INLAND FINANCIAL
                                                                                              SERVICES INC.
                                                                                              Dallas, Texas

                 BUILDING PRODUCTS
   {MAP}         FIBERBOARD OPERATION                  GYPSUM OPERATIONS                      PLYWOOD OPERATION
                 Diboll, Texas                         West Memphis, Arkansas                 Pineland, Texas
                                                       Fletcher, Oklahoma
                 PARTICLEBOARD OPERATIONS                                                     RETAIL DISTRIBUTION
                 Diboll, Texas                         LUMBER OPERATIONS                      OPERATIONS
                 Monroeville, Alabama                  Rome, Georgia                          Diboll, Texas
                 Thomson, Georgia                      DeQuincy, Louisiana                    Pineland, Texas
                                                       Diboll, Texas                          Conroe, Texas
                                                       Pineland, Texas                        Houston, Texas
                                                       Buna, Texas                            Alexandria, Louisiana


                 BLEACHED                              CONTAINERBOARD MILLS
                 PAPERBOARD MILL                       LINERBOARD                             CORRUGATING MEDIUM
   {MAP}         Evadale, Texas                        Ontario, California                    Newark, California
                                                       Rome, Georgia                          Newport, Indiana
                                                       Maysville, Kentucky                    New Johnsonville, Tennessee
                                                       Orange, Texas


                 PACKAGING                                                                    Vega Alta, Puerto Rico
                 CORRUGATED CONTAINER                  Evansville, Indiana                    Lexington, South Carolina
   {MAP}         PLANTS                                Indianapolis, Indiana                  Rock Hill, South Carolina
                 Fort Smith, Arkansas                  Garden City, Kansas                    Elizabethton, Tennessee (2)
                 Buena Park, California                Kansas City, Kansas                    Dallas, Texas
                 El Centro, California                 Louisville, Kentucky                   Edinburg, Texas
                 Los Angeles, California               Minden, Louisiana                      Petersburg, Virginia
                 Newark, California                    Minneapolis, Minnesota                 TAPE MANUFACTURING
                 Ontario, California                   Hattiesburg, Mississippi               OPERATION
                 Sante Fe Springs, California (3)      St. Louis, Missouri                    Milwaukee, Wisconsin
                 Tracy, California                     Edison, New Jersey                     FOOD SERVICE CONVERTING
                 Denver, Colorado                      Spotswood, New Jersey                  OPERATIONS
                 Orlando, Florida                      Middletown, Ohio                       Yuma, Arizona
                 Macon, Georgia                        Biglerville, Pennsylvania              El Cajon, California
                 Rome, Georgia                         Erie, Pennsylvania                     Sacramento, California
                 Chicago, Illinois                     Hazleton, Pennsylvania                 Denver, Colorado
                 Crawfordsville, Indiana                                                      Carlisle, Ohio


                 FINANCIAL SERVICES
   {MAP}         CONSUMER BANKING REGIONS              MORTGAGE BANKING OPERATIONS
                 Dallas and Adjacent Cities            Arizona                                New York
                 Austin and Adjacent Cities            California                             North Carolina
                 Houston and Adjacent Cities           Colorado                               Oklahoma
                 East Texas                            Florida                                Pennsylvania
                                                       Georgia                                South Carolina
                                                       Illinois                               Tennessee
                                                       Indiana                                Texas
                                                       Maryland                               Virginia
                                                       Michigan                               Washington
                                                       Minnesota                              Wisconson
                                                       New Jersey




                                                  T E M P L E - I N L A N D   21

MANAGEMENT'S DISCUSSION AND ANALYSIS

Business Segments
For the year                 1993       1992       1991       1990      1989      1988      1987       1986      1985      1984
- ------------               --------   --------   --------   --------  --------  --------  --------   --------  --------  --------
                                                                     (in millions)
REVENUES
  Container and
    containerboard         $1,248.5   $1,254.4   $1,148.6   $1,144.2  $1,138.4  $1,093.1  $  962.2    $ 721.7  $  684.2   $ 665.3
  Bleached 2
    paperboard                318.5      352.6      370.6      373.0     368.3     336.0     292.5      264.9     256.7     284.5
  Building products           475.3      391.3      311.1      305.3     320.3     312.2     322.8      281.5     268.0     295.3
  Other activities             58.4       77.1       67.9       70.0      67.2      32.2      23.2       27.7      34.2      17.8
                           --------   --------   --------   --------  --------  --------  --------   --------  --------  --------
    Manufacturing
      net sales             2,100.7    2,075.4    1,898.2    1,892.5   1,894.2   1,773.5   1,602.7    1,295.8   1,243.1   1,262.9
  Financial services(1)       635.1      637.8      608.9      508.6      49.4      40.9      39.4       47.2      39.2      36.3
                           --------   --------   --------   --------  --------  --------  --------   --------  --------  --------
    Total Revenues         $2,735.8   $2,713.2   $2,507.1   $2,401.1  $1,943.6  $1,814.4  $1,642.1   $1,343.0  $1,282.3  $1,299.2
                           ========   ========   ========   ========  ========  ========  ========   ========  ========  ========


INCOME BEFORE TAXES
  Container and
    containerboard         $   21.0   $  112.3   $   75.4   $  150.9  $  208.4  $  221.3  $  150.8   $   38.8  $   49.7  $   74.8
  Bleached
    paperboard                (12.1)      23.3       79.9       98.8     114.9      82.7      53.4       29.4      19.8      46.8
  Building products            99.1       39.5        5.2        9.4      23.7      24.6      36.5       35.9      22.5      40.9
  Other activities             (1.9)      (2.0)       1.1       (1.7)      (.7)      1.2       -         (5.8)      2.5      (3.2)
                           --------   --------   --------   --------  --------  --------  --------   --------  --------  --------
    Operating profit          106.1      173.1      161.6      257.4     346.3     329.8     240.7       98.3      94.5     159.3
  Financial services(1)        67.5       64.4       54.2       51.4      (2.1)       .4       5.3       12.9      18.3      13.4
                           --------   --------   --------   --------  --------  --------  --------   --------  --------  --------
                              173.6      237.5      215.8      308.8     344.2     330.2     246.0      111.2     112.8     172.7
  Corporate expense           (11.2)     (15.3)     (16.0)     (20.7)    (12.9)    (19.9)    (11.7)     (13.1)     (8.1)    (11.9)
  Parent company
    interest--net             (69.0)     (47.4)     (31.8)     (24.0)    (24.4)    (23.1)    (20.3)     (13.0)      1.2      (4.6)
  Other income(2)(3)            2.8        2.2       (1.2)       4.7       5.0      16.3       5.5       23.4      20.3       8.7
                           --------   --------   --------   --------  --------  --------  --------   --------  --------  --------
    Income before taxes
      and accounting
      changes              $   96.2   $  177.0   $  166.8   $  268.8  $  311.9  $  303.5  $  219.5   $  108.5  $  126.2  $  164.9
                           ========   ========   ========   ========  ========  ========  ========   ========  ========  ========


                                           PERFORMANCE GRAPH Comparison of five-year cumulative total return*
During the five preceding
fiscal yars, the Company's
cummulative total share-
holder return compared
to the Standard & Poor's                                            {GRAPH}
500 Stock Index and to
the Standard & Poor's
Paper Industry Index
was as shown in the
following table.
                                           Assumes $100 invested on December 31, 1988. *Total return reinvestment of dividends.


(1) Includes operating results from the consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.
(2) Income net of federal income taxes from life insurance operations discontinued in 1990, included in other income, was $15.3 million in 1986 and amounts were immaterial in other years.
(3) The 1991 amount includes losses of $7.4 million from the write-off of an investment interest in a gypsum-fiberboard venture. The 1988 amount includes gains of $12.4 million on the disposition of lands and $5.0 million on the sale of the AFCO Industries subsidiary. The 1985 amount includes an $11.3 million gain on the sale of the Eastex Packaging subsidiary.

CONTAINER AND CONTAINERBOARD

The Container and Containerboard group manufactures linerboard and corrugating medium at seven paper mills and converts these grades of containerboard into corrugated shipping containers at 39 box plants.

         The group earned $21.0 million in 1993, down 81 percent from the $112.3 million in 1992. This decline resulted from depressed box and board prices and increased box plant costs. Earnings had improved $36.9 million in 1992 because of moderate box price improvement, increased volume and lower costs at several of the group's recently modernized mills.

         Mill production totaled 2.5 million tons in 1993, an increase of 8 percent from the previous year. This production increase came primarily from the Maysville, Kentucky mill which had a fourth quarter 1992 startup. During the last half of 1993, the Company took unscheduled downtime at all of its mills in order to bring inventories to targeted levels. A total of 57,000 tons was taken out of production. Production of containerboard exceeded internal box plant usage by 376,000 tons in 1993, 243,000 tons in 1992 and 218,000 tons in 1991. Most of the excess production was sold in the domestic and export markets.

         Construction of the $176 million recycle linerboard mill in Maysville was completed during the fourth quarter of 1992. This new mill has the capacity to annually produce 260,000 tons of linerboard and corrugating medium using old corrugated containers as a raw material. Similar to the Newport, Indiana mill, it is located adjacent to a utility power plant. A long-term contract with the utility assures the mill a source of reasonably priced steam.

         The $40 million expansion of the Ontario, California recycle linerboard mill was completed in the second quarter of 1992. This expansion increased production by about one-third -- to 290,000 tons annually.

         Also in 1992, the $38 million project to produce mottled white and white top linerboard at the Orange, Texas mill was completed. As a result of this project, the Orange mill has the capability of replacing 200,000 tons per year of ordinary brown linerboard production with higher value white top linerboard, and in the process utilizing 70,000 tons of the Evadale, Texas mill's excess bleached pulp.

                                      1993            1992            1991
                                      ----            ----            ----
TONS MILL PRODUCTION                2,473,000       2,287,000       2,103,000

         The Company's 39 box plants are located throughout the United States and in Puerto Rico. They manufacture a wide range of boxes from the simplest brown box to intricate die cut containers which can be printed with many colors and attractive graphics. Average prices of boxes can be significantly impacted by variations in production mix at the box plants.

         Tons of boxes sold increased by 2 percent in 1993 after having increased by 8 percent in 1992.

         The table below shows the container and containerboard sales in tons and dollars. The totals presented include not only boxes sold but also open market, domestic and export sales of linerboard and related products. Changes in product mix from period to period may make historical comparisons difficult.

CONTAINER &
CONTAINERBOARD                  1993                1992                1991
- --------------                  ----                ----                ----
                                         (in thousands of tons)
UNIT SALES

1st Qtr                          598                 539                 523
2nd Qtr                          606                 573                 536
3rd Qtr                          593                 579                 532
4th Qtr                          597                 603                 506
                            --------            --------            --------
For the year                   2,394               2,294               2,097
                            ========            ========            ========

NET SALES                                     (in millions)

1st Qtr                     $  318.5            $  296.1            $  289.7
2nd Qtr                        319.6               319.0               290.1
3rd Qtr                        307.8               315.6               285.3
4th Qtr                        302.6               323.7               283.5
                            --------            --------            --------
For the year                $1,248.5            $1,254.4            $1,148.6
                            ========            ========            ========

BLEACHED PAPERBOARD

The Bleached Paperboard group produces bleached paperboard at its mill located in Evadale, Texas. This production is sold to manufacturers who convert the product into paper cups, plates, file folders, folding cartons, paperback book covers and a variety of other paperboard products.

         This group recorded a loss of $12.1 million in 1993, down 152 percent compared to 1992. This is the first loss since operations began in 1954 and is attributed to weak global markets for bleached paperboard and an oversupplied domestic market caused by increased industry capacity. Price decreases for market pulp led to the decision during the fourth quarter to eliminate market pulp from the product mix. An extended outage taken in October 1993 on a coated fourdrinier machine to rebuild the table stock furnish system and install a new size press further decreased earnings. Earnings had decreased 71 percent in 1992, resulting primarily from price decreases for market pulp and other board grades, an unfavorable product mix and an extended maintenance outage in June 1992.

         During 1993, hardwood fiber production improved with the new pulping and bleaching line placed in production in late 1992. By the third quarter, the new fiberline was producing a brighter, stronger, more consistent hardwood fiber with lower chemical, energy and wood consumption.

         Temple-Inland Food Service Corporation ("Food Service") is an integrated paper converter that manufactures and markets paper containers and products for the food service industry. This operation has converting plants in Carlisle, Ohio, Sacramento and El Cajon, California, and Denver, Colorado. During the fourth quarter, the Yuma, Arizona plant was closed and some of the manufacturing equipment was relocated to the El Cajon and Denver plants. Products manufactured include paper plates and bowls, clamshells, carrying trays and boxes, nested food trays, fry cartons, dispensers and pails, and are sold to the fast food industry, retail consumer stores and to restaurants and cafeterias. Food Service enhances the Bleached Paperboard group's ability to manufacture and market paper products for the food service industry.

         Mill production in 1993 was 564,000 tons compared to 569,000 tons in 1992 and 586,000 tons in 1991. The decline in production was due primarily to the exit from the pulp market and the planned maintenance outage.

         The table below lists the quarterly sales by product in tonnage and dollars. Changes in product mix from period to period may make historical comparisons difficult.

BLEACHED PAPERBOARD                 1993          1992           1991
- -------------------                 ----          ----           ----
                                          (in thousands of tons)
UNIT SALES
Paperboard
      1st Qtr                        116           109            120
      2nd Qtr                        109            97            116
      3rd Qtr                        103           101            107
      4th Qtr                         98           107            104
                                  ------        ------         ------
      For the year                   426           414            447
                                  ======        ======         ======

Pulp
      1st Qtr                         38            40             33
      2nd Qtr                         41            35             33
      3rd Qtr                         33            40             23
      4th Qtr                         22            40             33
                                  ------        ------         ------
      For the year                   134           155            122
                                  ======        ======         ======

NET SALES                                 (in millions)
Paperboard
      1st Qtr                     $ 68.9        $ 66.5         $ 81.3
      2nd Qtr                       64.9          65.2           78.5
      3rd Qtr                       58.5          65.0           73.3
      4th Qtr                       54.5          66.9           68.8
                                  ------        ------         ------
      For the year                $246.8        $263.6         $301.9
                                  ======        ======         ======

Pulp
      1st Qtr                     $ 10.3        $ 12.9         $ 13.4
      2nd Qtr                       10.3          10.2           12.0
      3rd Qtr                        7.9          12.7            8.5
      4th Qtr                        5.1          11.8           11.0
                                  ------        ------         ------
      For the year                $ 33.6        $ 47.6         $ 44.9
                                  ======        ======         ======

Other (including Food Service beginning in 1991)
      1st Qtr                     $  9.6        $ 12.1         $  1.5
      2nd Qtr                       11.7          10.4            4.8
      3rd Qtr                        9.2           8.9            9.7
      4th Qtr                        7.6          10.0            7.8
                                  ------        ------         ------
      For the year                $ 38.1        $ 41.4         $ 23.8
                                  ======        ======         ======

BUILDING PRODUCTS

The Building Products group manufactures a diversified line of construction and commercial grade building materials including lumber, plywood, fiber products, particleboard and gypsum wallboard. These products are produced at ten locations in Texas, Louisiana, Oklahoma, Arkansas, Alabama and Georgia. Four retail locations, which account for 13 percent of group net sales in 1993, market building materials to contractors and retail customers with approximately 16 percent of their revenues derived from sales of Company manufactured products.

         Record earnings of $99.1 million were achieved by the group in 1993, an increase of $59.6 million, or two and one-half times the $39.5 million reported in 1992. Much of the gain was experienced within the group's wood-based operations as markets responded to increasing demand exacerbated by the continued decline in West Coast timber supplies. As the year progressed, job markets improved and relatively low mortgage interest rates prompted an increasing number of buyers to make loan commitments. Housing starts for the year of approximately 1.28 million units were up almost 6 percent over 1992 and 25 percent over 1991, and by mid-fourth quarter stood at a pace of 17 percent above the year- earlier fourth period.

         The following table provides information on sales volume and unit sales for each business unit.

BUILDING PRODUCTS                    1993           1992           1991
- -----------------                    ----           ----           ----
                                         (in millions of board feet)
UNIT SALES
Pine lumber                           484            467            395
                                         (in millions of square feet)
Fiber products                        400            464            443
Particleboard                         319            326            321
Plywood                               265            250            253
Gypsum wallboard                      782            621            601

NET SALES                                      (in millions)
Pine lumber                        $153.8         $120.9         $ 87.6
Fiber products                       62.9           55.8           48.2
Particleboard                        81.3           70.5           60.7
Plywood                              54.0           45.2           36.9
Gypsum wallboard                     53.3           36.6           33.1
Retail distribution                  60.0           53.5           42.2
Other                                10.0            8.8            2.4
                                   ------         ------         ------
For the year                       $475.3         $391.3         $311.1
                                   ======         ======         ======

         The group's sawmills continued to benefit from earlier investments in new technology and equipment with unit sales gaining 4 percent and 18 percent in 1993 and 1992, respectively. With increasing domestic demand, prices moved to much higher levels for the year-over-year comparisons, and by year-end several products had surpassed peak first-quarter levels. With the declining western resource, market share continues to shift to southern producers. Early in 1993 a new "finger-jointing" operation began production, providing the recovery of premium- grade lumber from trim waste and lower-grade products. Also during the third quarter, new equipment was added at one operation which improves lumber yields from small, crooked logs.

         Plywood unit sales increased 6 percent over 1992, and demand for specialty products, a significant portion of production, remained firm. As with lumber, demand for commodity structural grade panels also advanced year-over-year but not at the same pace due to the growing market share of competitive oriented-strand board produced in the southeast. Exports of plywood have steadily increased and represented 37 percent of all shipments in 1993. An additional press and a state-of-the-art lay-up line were completed in early 1992. The mill had 265 million square feet of production in 1993, which was the design capacity.

         By-product wood chips produced by the lumber and plywood operations are shipped to the Company's two east Texas paper mills, representing about 25 percent of their pine fiber requirements. Chips supplied to the fiber products operation from lumber manufacturing represent over half of its fiber needs.

         The strong demand for hardboard siding products continued well into the fourth quarter of 1993 when the market began to correct for the growing availability of competitive products. Insulation products, representing about 42 percent of fiber products shipments, were also active as housing starts increased and commercial roofing markets gained strength. These positive market forces resulted in record earnings for this business unit. A $3.5 million capital project was completed which will significantly increase the capacity of TrimCraft, a line of engineered lumber substitute products, which has gained market acceptance as prices of traditional solid wood continue to rise.

         Particleboard is produced primarily from dry by-products of lumber manufacturing and is shipped principally to fabricators of kitchen cabinets and ready-to-assemble furniture. During 1993, prices continued a quarter-to-quarter gain as demand levels outpaced supply, resulting in record earnings for the particleboard operations. Shipments in 1993 reflect a slight downturn in comparison to 1992 as one operation increased its 1993 product mix to include higher-margin items which have a slower production rate. Because of the continued growth projected for southern particleboard, the Board of Directors approved the construction of a $62 million particleboard facility to be located in Hope, Arkansas. Scheduled for completion in early 1996, the plant will be the Company's largest unit, adding 170 million square feet to capacity.

         Gypsum wallboard markets strengthened through 1993, and both plants operated at capacity after the first quarter. Shipments increased 26 percent over 1992, and earnings were at the highest levels since 1987. Margins were further enhanced by an increasing complement of specialty items in the product mix.

TEMPLE-INLAND FINANCIAL SERVICES

The Company's Financial Services operations include a savings bank, mortgage banking, real estate development and insurance. The following selected financial information is provided to offer a detailed description of these operations.

TEMPLE-INLAND FINANCIAL SERVICES
SELECTED SEGMENT INFORMATION
Years ended December 31                  1993              1992             1991
- -----------------------                  ----              ----             ----
                                                      (in thousands)
INCOME
Savings bank                         $   45,158        $   44,857       $   41,283
Mortgage banking                         19,962            20,915           11,880
Real estate                              (1,537)           (7,630)          (2,362)
Insurance                                 3,967             6,244            3,375
                                     ----------        ----------       ----------
    Income before taxes
        and accounting
        change                           67,550            64,386           54,176
Taxes on income                          18,838            10,946            9,210
                                     ----------        ----------       ----------
Income before accounting
        change                           48,712            53,440           44,966
Cumulative effect of
        accounting change                52,344                --               --
                                     ----------        ----------       ----------
        Net income                   $  101,056        $   53,440        $  44,966
                                     ==========        ==========       ==========

ASSETS
Savings bank                         $8,799,557        $7,629,699       $7,253,562
Mortgage banking                        131,827           113,670          212,094
Real estate                             224,689           245,799          232,115
Insurance                                30,994            19,182           16,620
Other activities                         13,941            13,944              476
Eliminations                            (67,755)          (44,289)        (190,331)
                                     ----------        ----------       ----------
        Total assets                 $9,133,253        $7,978,005       $7,524,536
                                     ==========        ==========       ==========

LIABILITIES
Savings bank                         $8,415,256        $7,315,850       $6,948,191
Mortgage banking                         97,232            82,480          194,121
Real estate                             125,771           149,400          140,736
Insurance                                27,070            17,499           14,057
Other activities                         24,003             4,445            9,282
Eliminations                            (67,755)          (44,289)        (190,331)
                                     ----------        ----------       ----------
        Total liabilities            $8,621,577        $7,525,385       $7,116,056
                                     ==========        ==========       ==========

EQUITY
Savings bank                         $  384,301        $  313,849       $  305,371
Mortgage banking                         34,595            31,190           17,973
Real estate                              98,918            96,399           91,379
Insurance                                 3,924             1,683            2,563
Other activities                        (10,062)            9,499           (8,806)
                                     ----------        ----------       ----------
        Total equity                 $  511,676        $  452,620       $  408,480
                                     ==========        ==========       ==========

SAVINGS BANK

The Company's Savings Bank, Guaranty Federal Bank, F.S.B., conducts its business through 124 banking centers located primarily in the eastern third of Texas, including Houston, Dallas, San Antonio and Austin. The primary business of the Savings Bank is to attract savings deposits from the public to invest in loans secured by mortgages on residential and other real estate or mortgage-backed securities.

         Presented below is selected financial information for the Savings Bank:

SAVINGS BANK SUMMARIZED
FINANCIAL STATEMENT INFORMATION
Years ended December 31                              1993             1992              1991
- -----------------------                              ----             ----              ----
                                                                 (in thousands)
INCOME AND EXPENSES
Net interest income                               $ 135,393        $ 136,548         $ 120,392
Noninterest income                                   19,461           22,339            17,243
Noninterest expense                                 104,866          111,415            94,332
Income before taxes and
        accounting change                            45,158           44,857            41,283

AVERAGE BALANCE SHEET
Total earning assets                              8,720,719        7,238,708         5,662,526
Mortgage-backed and
        investment
        securities                                4,978,017        4,958,737         2,422,641
Loans receivable and
        mortgage loans
        held for sale                             2,116,420        1,467,545         1,205,118
Securities purchased under
        resell agreements                         1,175,959          251,726           409,249
Covered assets                                      405,723          479,410         1,103,978
Receivables from FSLIC                                5,200           71,940           579,610
Deposits                                          5,838,342        6,128,005         5,419,496
FHLB advances and other
        borrowings                                2,726,943          997,881           248,496

KEY RATIOS
Yield on earning assets                               5.32%            6.72%             8.75%
Cost of funds                                         3.83%            4.91%             6.62%
Net spread                                            1.49%            1.81%             2.13%

         Net interest income for 1993 decreased $1.2 million from 1992. Although average earning assets increased $1.5 billion during 1993, the Savings Bank's net interest spread decreased 32 basis points, attributable to two factors: (1) a shortening of the maturities of the investment portfolio in anticipation of the acquisition of American Federal Bank, F.S.B. ("AFB") and
(2) spread compression of mortgage-backed securities indexed to the Federal Home Loan Bank 11th District cost of funds ("COFI"). During 1993, COFI decreased 72 basis points while the Savings Bank's cost of funds decreased only 51 basis points.

         Net interest income for 1992 increased $16.2 million from 1991 which was attributable to a rise in the average balance of interest earning assets. In general, however, the declining interest rate environment during 1992 reduced asset yields and liability costs. Because the Savings Bank's net asset yields declined faster than its cost of funds, the Savings Bank's interest rate spread decreased 32 basis points in 1992. Lower yields in 1992 resulted from the effect of declining market rates on repricing of adjustable rate assets and from paydown of higher-yielding assets.

         The Savings Bank's noninterest income is composed primarily of service charges on deposits. Noninterest income in 1992 includes a $5.1 million gain recognized from the sale of substantially all its fixed-rate mortgage-backed securities. This sale was undertaken to allow the Savings Bank to reduce its interest rate risk exposure and more effectively match the maturities of its assets and liabilities.

         With the decline in interest rates, the Savings Bank has experienced decreases in deposits as customers transfer funds to other investment vehicles in search of higher returns. The Savings Bank has maintained funding sources by assuming deposits through acquisitions and by utilizing other borrowings, principally securities sold under agreements to repurchase.

         When the Company acquired Guaranty in 1988, $2.8 billion (almost 70 percent) of Guaranty's assets were composed of assets subject to yield assistance and loss coverage and certain notes and other receivables. Including assisted assets acquired from AFB, Covered Assets at December 31, 1993 total $664 million, or 7.5 percent of the Savings Bank's total assets. Note F on page 41 contains additional information regarding assistance activity.

ACQUISITIONS

In November 1993, the Savings Bank purchased all of the outstanding stock of AFB for $155.7 million. AFB was a federal savings bank headquartered in Dallas, Texas with 30 banking centers in north and east Texas. To achieve operating economies, six of these banking centers were closed December 31, 1993, and the deposits were transferred to existing banking centers. Assets of AFB at acquisition totaled approximately $1.3 billion, principally $750 million in loans and $400 million in covered assets. In connection with the acquisition, a $20 million escrow was established as recourse available to the Savings Bank for certain post-closing claims it may have against the seller. See Note B on page 39 for additional information.

         On August 20, 1993, the Savings Bank signed a definitive agreement to acquire certain assets and assume certain liabilities of First Federal Savings Bank of San Antonio ("First Federal") for approximately $42 million, subject to final adjustment. First Federal is a federal savings bank with ten banking centers in central Texas. Assets to be acquired are estimated to total $400 million and will consist primarily of loans and short-term investments. The transaction, subject to the approval of regulatory authorities, is expected to close in the second quarter of 1994.

LIQUIDITY AND CAPITAL

The Savings Bank is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets in amounts equal to 5 percent and 1 percent, respectively, of net withdrawable deposits and short-term borrowings. The Savings Bank's average daily liquidity ratio for December 1993 was 7.5 percent.

         The primary sources of funds for the Savings Bank are customer deposits, Federal Home Loan Bank advances, securities sold under repurchase agreements and principal repayments of mortgage-backed securities and loans. The Savings Bank uses its funding sources to support current loan demand, to fund deposit withdrawals, to repay borrowings and to maintain its liquidity.

         OTS regulations require savings institutions to maintain certain minimum levels of capital. The Savings Bank's regulatory capital exceeded all applicable capital requirements at December 31,1993. Note M on page 43 contains additional information concerning capital requirements, including capital ratios of the Savings Bank.

MORTGAGE BANKING

Mortgage banking activity is conducted through Temple-Inland Mortgage Corporation, a full-service mortgage banker. The Company arranges financing of single-family mortgage loans, sells the loans into the secondary market (primarily FNMA, FHLMC and GNMA securities) and services the loans after the sale.

         Mortgage loan originations for 1993 were $4.8 billion compared with $3.5 billion and $1.4 billion in 1992 and 1991, respectively. Mortgage loan originations are generated through a national network of 61 offices in 21 states. In 1993, production operations were expanded to new markets in the midwest and southeast and the mortgage loan servicing portfolio grew by 17 percent to a record high of $9.1 billion.

         A summary of selected financial information for the years 1993, 1992 and 1991 is provided below.

MORTGAGE BANKING
OPERATIONS SUMMARY
Years ended December 31                                    1993             1992              1991
- -----------------------                                    ----             ----              ----
                                                                    (dollars in millions)
Revenues                                                  $   104         $     82          $     51
Income before taxes                                            20               21                12
Portfolio roll-forward:
    Beginning servicing                                   $ 7,746         $  6,477          $  3,270
    Acquisition of CMB, Inc.                                   --               --             2,047
    New loans added, net of
        servicing released                                  3,302            2,516             1,677
    Runoff                                                 (1,981)          (1,247)             (517)
                                                          -------         --------          --------

    Ending servicing                                      $ 9,067         $  7,746          $  6,477
Portfolio growth rate                                       17.0%            19.6%             35.5%
Runoff factor                                               25.6%            19.3%             10.6%

Ending number of loans serviced                           144,700          138,400           130,000

REAL ESTATE GROUP

Real estate operations conducted by Lumbermen's Investment Corporation include development of residential subdivisions as well as management and sale of income properties. Land development projects include nine residential subdivisions in Austin, San Antonio and Dallas, Texas. At year end, land development inventory included 765 residential lots (680 under contract) and 4,561 acres of land. Lot sales for 1993 were 526 as compared to 487 in 1992 and 356 in 1991. Real estate activity has increased in the Company's primary markets.

         The Company owns 20 commercial properties including two hotels, eight office buildings, three retail centers and seven parcels of commercial land.

         Selected financial information related to these activities is shown below.

REAL ESTATE GROUP
OPERATIONS SUMMARY
Years ended December 31                              1993             1992              1991
- -----------------------                              ----             ----              ----
                                                                 (in thousands)
REVENUES:
Residential                                         $ 8,056          $ 5,555           $ 4,197
Commercial                                           18,279           15,890            15,220
Interest and other                                    7,868           10,274            10,376
                                                    -------          -------           -------
Subtotal                                             34,203           31,719            29,793
Sale of office building                                  --               --             4,741
                                                    -------          -------           -------
                                                    $34,203          $31,719           $34,534
                                                    =======          =======           =======

INCOME (LOSS) BEFORE TAXES:
Residential                                         $(3,553)         $(8,927)          $(8,885)
Commercial                                            1,120             (722)              128
Interest and other                                      896            2,019             1,654
                                                    -------          -------           -------
Subtotal                                             (1,537)          (7,630)           (7,103)
Sale of office building                                  --               --             4,741
                                                    -------          -------           -------
                                                    $(1,537)         $(7,630)          $(2,362)
                                                    =======          =======           =======

         Shown below is the real estate group's pro rata share of the assets, liabilities and equity of joint ventures in which it is a partner.

REAL ESTATE GROUP
INVESTMENT IN JOINT VENTURES
Years ended December 31                  1993              1992             1991
- -----------------------                  ----              ----             ----
                                                      (in thousands)
Assets                                  $18,565           $31,737          $56,327
Liabilities (a)                          17,512            32,808           53,127
Equity                                    1,053            (1,071)           3,200

(a) Although the Company's pro rata share of joint venture notes payable totals $15.0 million, the joint venture partners are in most instances jointly and severally liable for notes payable. The gross balance of these notes was $33.6 million at December 31, 1993. Where a venture partner is jointly and severally liable for notes payable, the partner also has rights against the other partners' interest in joint venture assets if payments above the normal partnership percentage are required.

INSURANCE

Timberline Insurance Agency, one of the largest insurance agencies in Texas, operates as a general agency providing a full range of insurance products including automobile, homeowners, business insurance, annuities, and life and health products. Timberline currently has offices in Austin, Baytown, Beaumont, El Paso and San Antonio, Texas.

         A summary of revenues and income before taxes for the years 1993, 1992 and 1991 is shown below.

INSURANCE
OPERATIONS SUMMARY
ears ended December 31                   1993              1992             1991
- ----------------------                   ----              ----             ----
                                                      (in thousands)
Revenues                                $21,052           $21,826          $14,499
Income before taxes                     $ 3,967           $ 6,244          $ 3,375

ENVIRONMENTAL MATTERS

The Company is committed to protecting the health and welfare of its employees, the public, and our environment and strives to maintain compliance with all state and federal environmental regulations in a cost effective manner. In recent modernization programs at some of its mills, most notably its mill at Evadale, Texas, the Company has used state-of-the-art technology for its air and water emissions. These forward-looking programs minimize the impact that changing regulations have on capital expenditures for environmental compliance.

         Future expenditures for environmental control facilities will depend on changing laws and regulations and technological advances. Given these uncertainties, the Company estimates that capital expenditures for environmental purposes during the period 1994 through 1996 will average $15 million each year. In addition, the Company will spend approximately $15 million in 1994 to further reduce air emissions from its mill in Ontario, California.

         On December 17, 1993, the U.S. Environmental Protection Agency ("EPA") published extensive proposed regulations governing air and water emissions from the pulp and paper industry ("Cluster Rules"). The Company anticipates that these proposed regulations will change before becoming effective. Due to the uncertainty of the final form of the Cluster Rules, it is impossible to predict the exact capital expenditures necessary for compliance. Therefore, the estimated expenditures disclosed above do not include expenditures that may be mandated by the Cluster Rules. Based upon its interpretation of the Cluster Rules as currently proposed, the Company estimates that compliance could require modifications at several facilities. Some of these modifications can be included in modernization projects that will have economic benefits to the Company. The extent of such benefits can increase these investments, but currently these expenditures are expected to range up to $200 million over the next five years.

CAPITAL RESOURCES AND LIQUIDITY

The Company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, to service existing debt, to pay dividends and to meet normal working capital requirements.

         A summary of capital expenditures is shown below.

                                              1993             1992              1991
                                              ----             ----              ----
                                                           (in millions)
CAPITAL EXPENDITURES
Container and containerboard                 $ 87.5           $214.9            $238.2
Bleached paperboard                           200.5             87.9             103.4
Building products                              26.1             16.1              15.3
Timber and timberlands                         22.5             36.5              19.0
Other activities                                3.7              3.3               2.4
                                             ------           ------            ------
Total manufacturing group                    $340.3           $358.7            $378.3
                                             ======           ======            ======

         Capital expenditures of approximately $490 million are projected for 1994. Commitments on construction projects totaled $244 million at the end of 1993.

         Net interest expense incurred by the Parent Company is shown below.

                                              1993             1992              1991
                                              ----             ----              ----
                                                          (in thousands)
PARENT COMPANY INTEREST--NET
Interest expense                           $ 81,912         $ 72,255          $ 55,532
Interest income                                (446)            (575)           (6,482)
Capitalized interest                        (12,510)         (24,320)          (17,223)
                                           --------         --------          --------
Interest expense--net                      $ 68,956         $ 47,360          $ 31,827
                                           ========         ========          ========

         Interest expense increased in 1993 and 1992 due to the higher levels of debt outstanding, a decrease in the amount of capitalized interest and the conversion of certain debt to longer-term maturities. Parent Company interest paid during 1993, 1992 and 1991 was $80.9 million, $66.3 million and $51.5 million, respectively.

SELECTED FINANCIAL DATA

For The Year                    1993      1992       1991      1990       1989      1988       1987        1986      1985      1984
- ------------                    ----      ----       ----      ----       ----      ----       ----        ----      ----      ----
                                                                (in millions, except per share data)
Total revenues (1)            $ 2,736   $ 2,713    $ 2,507    $2,401     $1,943    $1,814     $1,642     $1,343     $1,282    $1,299
Manufacturing net sales         2,101     2,075      1,898     1,892      1,894     1,774      1,603      1,296      1,243     1,263
Net income (1) (2)                117       147        138       232        207       199        141         81         85       103
Capital expenditures:
    Manufacturing                 340       359        378       324        260       219        139        103        184       130
    Financial services             14        11          9         4          9         4          1          1          -         -
Depreciation and depletion:
    Manufacturing                 191       167        158       140        126       112         94         79         66        63
    Financial services              6         5          4         5          2         2          1          1          1         1
Earnings per share (1) (2)       2.11      2.65       2.51      4.20       3.75      3.58       2.34       1.32       1.40      1.69
Dividends per common share       1.00       .96        .88       .80        .58       .42        .35        .29        .26       .20
Average shares outstanding       55.5      55.5       55.2      55.4       55.3      55.7       60.3       61.1       60.8      60.6
Common shares outstanding
    at year end                  55.5      55.2       54.9      54.6       54.9      55.2       55.3       60.7       60.5      60.3
AT YEAR END
Total assets (3)              $11,959   $10,766    $10,068    $7,834     $6,390    $2,247     $2,020     $1,894     $1,594    $1,510
Long-term debt:
    Parent company              1,045       964        864       501        399       417        416        366        248       251
    Financial services             76        99         76        94         30        25         30         25         14        13
Ratio of total debt to total
    capitalization--parent
    company                       39%       38%        37%       28%        24%       29%        31%        28%        23%       24%
Shareholders' equity            1,700     1,633      1,532     1,439      1,259     1,096        927        929        864       793
                              -------   -------    -------   -------    -------   -------     ------     ------     ------    ------


COMMON STOCK PRICES AND DIVIDEND INFORMATION

                                                     Price Range                           Price Range
                                                   ---------------                       ---------------
                                                   High        Low       Dividends       High        Low          Dividends
                                                   ----        ---       ---------       ----        ---          ---------
First Quarter                                     $52 1/2    $45 3/4       $ .25        $57 1/2     $49 1/8          $.24
Second Quarter                                     47 1/8     41 3/8         .25         55 1/2      45               .24
Third Quarter                                      45 3/4     40 1/2         .25         50 7/8      45               .24
Fourth Quarter                                     51 1/4     37 1/4         .25         54 1/4      43 7/8           .24
Year                                               52 1/2     37 1/4        1.00         57 1/2      43 7/8           .96



(1) Includes operating results from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.
(2) 1993 includes $50 million or $.90 per share from cumulative effect of accounting changes.
(3) Includes Savings Bank assets from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

NOTES TO THE PARENT COMPANY (TEMPLE-INLAND INC.)
SUMMARIZED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Parent Company's (Temple-Inland Inc.) summarized financial statements include the accounts of Temple -Inland Inc. (the "Company") and its manufacturing subsidiaries. The Financial Services group, including a savings bank, mortgage banking and real estate development operations, are reflected in the financial statements on the equity basis. Refer to pages 36 through 43 for the Temple-Inland Financial Services summarized financial statements. All material intercompany amounts and transactions have been eliminated. These financial statements should be read in conjunction with the Temple-Inland Inc. consolidated financial statements.

INVENTORIES

Inventories are stated at the lower of cost or market.

         Cost of inventories amounting to $86.2 million in 1993 and $91.2 million in 1992 was determined by the last-in, first-out method (LIFO). The cost of the remaining inventories of $171.9 million in 1993 and $157.0 million in 1992 was determined principally by the first-in, first-out method (FIFO).

         If the FIFO method of accounting had been applied to those inventories which were costed on the LIFO method, inventories would have been $9.0 and $10.7 million higher than reported at year end 1993 and 1992, respec tively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less allowances for accumulated depreciation and depletion. Depreciation is generally provided on the straight-line method based on estimated useful lives as follows:

Classification                                      Estimated Useful Lives
- --------------                                      ----------------------
Buildings                                               15 to 40 years
Machinery and equipment:
    Manufacturing and production equipment               3 to 20 years
    Automobiles and aircraft                             3 to 10 years
    Office and other equipment                           3 to 10 years

         Certain properties are being depreciated based on operating hours because they depreciate primarily through use rather than merely through elapsed time.

         Timberlands, including long-term timber harvesting rights, are stated at cost, less accumulated cost of timber harvested. The portion of the cost of timberlands attributed to standing timber is charged against income as timber is cut at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberlands are capitalized.

NOTE B - LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                       1993             1992
                                                                                       ----             ----
                                                                                          (in thousands)
Bank Loans--Weighted average
    interest rate was 3.24% in 1993                                                $   19,000        $     --
Commercial Paper--Weighted average
    interest rate was 3.16% and 3.24%
    during 1993 and 1992, respectively                                                 52,500           6,500
8.375% Notes Payable due 1996                                                          70,000          70,000
8.73% to 9.0% Notes Payable due
    1996 to 1998                                                                      200,000         200,000
9.0% Notes Payable due 2001                                                           200,000         200,000
8.125% to 8.38% Notes Payable due 2006                                                100,000         100,000
7.25% Notes Payable due 2004                                                          100,000         100,000
8.25% Debentures due 2022                                                             150,000         150,000
Revenue Bonds due 2014--Average
    interest rate was 2.19% and 2.73%
    during 1993 and 1992, respectively                                                 34,500          34,500
8% Revenue Bonds due through 2009                                                      11,665          11,665
Other Revenue Bonds due through 2028,
    weighted average interest rate of
    2.61% and 3.10% as of year end 1993
    and 1992, respectively                                                             95,289          76,440
Other indebtedness due through 2000,
    weighted average interest rate of
    10.24% and 9.87% as of year end 1993
    and 1992, respectively                                                             11,821          15,216
                                                                                   ----------        --------
                                                                                   $1,044,775        $964,321

         At January 1, 1994, $52.5 million in commercial paper and $19.0 million in bank loans were outstanding. These borrowings are supported by multi-year revolving credit agreements with banks and, accordingly, are classified as long-term debt. The credit agreements are for a total of $500 million with final maturities as of January 1996, and are available for general corporate use.

         At year end 1993, property and equipment of approximately $44.9 million were subject to liens in connection with $61.2 million of debt.

         Based on the Company's incremental borrowing rate for loans, notes and debentures with similar terms and maturities, the fair value of long-term debt is $1.2 billion on January 1, 1994.

         Aggregate maturities of the Parent Company's long-term debt during the next five years are as follows (in millions): 1994-$3.3; 1995-$11.4; 1996-$237.2; 1997-$5.7; and 1998-$90.8. For an analysis of net interest expense, see page 29.

     Covered Assets managed under both the Guaranty and AFB assistance agreements are summarized as follows:

At year end                      1993                 1992
- -----------                      ----                 ----
                                      (in thousands)
Loans                          $421,660             $267,475
Investments in real estate      221,292               72,761
Advances to and investments in
    subsidiaries                 15,120               48,342
Other assets                      6,185                5,299
                               --------             --------
                               $664,257             $393,877
                               ========             ========

NOTE G - DEPOSITS

Deposits consist of the following:

At year end                         1993                           1992
- -----------                         ----                           ----
                             Rate           Amount          Rate        Amount
                             ----           ------          ----        -------
                                          (dollars in thousands)
Noninterest bearing demand    --%       $  224,965           --%     $  169,896
Interest bearing demand     2.42%        1,518,860         2.77%      1,276,336
Savings deposits            2.50%          224,764         3.00%        194,269
Time deposits               4.91%        4,377,691         5.33%      3,999,835
                            ----        ----------         ----      ----------
                                         6,346,280                    5,640,336
Deposit premium                             16,023                        4,074
                                        ----------                   ----------
                                        $6,362,303                   $5,644,410
                                        ==========                   ==========

     Scheduled maturities of time deposits outstanding at December 31, 1993, are as follows:

Time deposits                 $100,000        Less than
in amounts of:                 or more         $100,000         Total
- --------------                 -------         --------         -----
                                           (in thousands)
3 months or less              $ 91,444       $  757,821    $  849,265
Over 3 through 6 months         79,723          642,964       722,687
Over 6 through 12 months        96,864          805,136       902,000
Over 12 months                 275,393        1,628,346     1,903,739
                              --------       ----------    ----------
                              $543,424       $3,834,267    $4,377,691
                              ========       ==========    ==========

     The fair value of time deposits of approximately $4.5 billion and $4.1 billion at December 31, 1993 and 1992, respectively, is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of similar maturities. The fair values for other deposits, which have no defined maturities, are equal to the amounts payable on demand (i.e., their carrying amounts).

     A summary of interest paid by the Group is shown below:

For the year                    1993             1992          1991
- ------------                    ----             ----         -----
                                             (in thousands)
Interest on deposits          $241,133         $312,699      $360,016
Interest on borrowed funds      99,182           44,358        36,646
                              --------         --------      --------
Total Interest Paid           $340,315         $357,057      $396,662
                              ========         ========      ========


NOTE H - SECURITIES SOLD UNDER
REPURCHASE AGREEMENTS

Securities sold under repurchase agreements were delivered to brokers/dealers, who retained such securities as collateral for the borrowings and have agreed to resell the same securities back to the Group at the maturities of the agreements. The agreements generally mature within one to thirty days.

     Information concerning borrowings under repurchase agreements is summarized as follows:

                                               1993          1992
                                               ----          ----
                                             (dollars in thousands)
At year-end:
   Weighted average interest rate                  3.25%         3.50%
   Mortgage-backed securities pledged
      to secure the agreements:
         Carrying value                      $1,641,535    $1,524,505
         Estimated market value               1,629,628     1,517,704
During the year:
   Average balance                            2,734,216       972,500
   Maximum month-end balance                  2,437,191     1,571,406

NOTE I - ADVANCES FROM FEDERAL HOME LOAN BANK

Pursuant to collateral agreements with the Federal Home Loan Bank, advances are secured by a blanket floating lien on the Savings Bank's assets. The weighted average interest rate of the advances was 5.02 percent and 8.62 percent at December 31, 1993 and 1992, respectively. At December 31, 1993, the advances have calendar year maturity dates as follows (in millions): 1996-$100.0; 1997-$2.4; 1998-$2.6; 1999 and thereafter-$51.7. The fair value of the advances at December 31, 1993 and 1992 is approximately $163.5 million and $65.2 million, respectively, and is estimated using discounted cash flow analyses, based on current rates for similar types of borrowing arrangements.

NOTE J - OTHER BORROWINGS

Other borrowings consist of the following:

At year end                     1993             1992          1991
- -----------                     ----             ----          ----
                                             (in thousands)
Short-term borrowings          $    --          $    --      $ 34,513
Long-term debt at varying
   rates which approximate
   prime, secured primarily
   by real estate               76,250           99,111        76,502
                               -------          -------      --------
                               $76,250          $99,111      $111,015
                               =======          =======      ========

     Aggregate maturities of the Group's long-term debt during the next five years are as follows (in millions): 1994-$8.6; 1995-$11.0; 1996-$35.8;
1997-$4.8; 1998-$.9; 1999 and thereafter-$15.2.

CONSOLIDATED STATEMENTS OF INCOME
Temple-Inland Inc. and Subsidiaries

For the year                                                              1993               1992                   1991
- ------------                                                              ----               ----                   ----
                                                                                       (in thousands)
REVENUES
   Manufacturing net sales  . . . . . . . . . . . . . . . . . . .     $2,100,705          $2,075,352            $1,898,233
   Financial services revenues  . . . . . . . . . . . . . . . . .        635,153             637,831               608,936
                                                                      ----------          ----------            ----------
                                                                       2,735,858           2,713,183             2,507,169
                                                                      ----------          ----------            ----------

COSTS AND EXPENSES
   Manufacturing costs and expenses   . . . . . . . . . . . . . .      2,005,858           1,917,602             1,752,551
   Financial services expenses  . . . . . . . . . . . . . . . . .        567,603             573,445               554,760
                                                                      ----------          ----------            ----------
                                                                       2,573,461           2,491,047             2,307,311
                                                                      ----------          ----------            ----------

OPERATING INCOME  . . . . . . . . . . . . . . . . . . . . . . . .        162,397             222,136               199,858
   Parent company interest--net   . . . . . . . . . . . . . . . .        (68,956)            (47,360)              (31,827)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . . . .          2,773               2,224                (1,262)
                                                                      ----------          ----------            ----------

INCOME BEFORE TAXES AND ACCOUNTING CHANGES  . . . . . . . . . . .         96,214             177,000               166,769
   Taxes on income  . . . . . . . . . . . . . . . . . . . . . . .         28,864              30,090                28,351
                                                                      ----------          ----------            ----------

INCOME BEFORE ACCOUNTING CHANGES  . . . . . . . . . . . . . . . .         67,350             146,910               138,418
   Cumulative effect of accounting changes  . . . . . . . . . . .         50,000                  --                    --
                                                                      ----------          ----------            ----------

NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  117,350          $  146,910            $  138,418
                                                                      ==========          ==========            ==========

EARNINGS PER SHARE:
   Before Accounting Changes  . . . . . . . . . . . . . . . . . .     $     1.21          $     2.65            $     2.51
   Effect of Accounting Changes   . . . . . . . . . . . . . . . .            .90                  --                    --
                                                                      ----------          ----------            ----------
   Earnings Per Share   . . . . . . . . . . . . . . . . . . . . .     $     2.11          $     2.65            $     2.51
                                                                      ==========          ==========            ==========





See the notes to the consolidated financial statements.
44

CONSOLIDATED STATEMENTS OF CASH FLOWS
Temple-Inland Inc. and Subsidiaries

For the year                                                                1993                1992                  1991
- ------------                                                                ----                ----                  ----
                                                                                         (in thousands)
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income   . . . . . . . . . . . . . . . . . . . . . . .        $   117,350         $   146,910           $   138,418
   Adjustments to reconcile net income to net cash:
      Cumulative effect of accounting changes   . . . . . . .            (50,000)                 --                    --
      Depreciation and depletion  . . . . . . . . . . . . . .            196,853             172,312               161,584
      Deferred taxes and tax credits  . . . . . . . . . . . .             (2,488)             19,907                 5,209
      Amortization and accretion  . . . . . . . . . . . . . .             12,936              22,863                 6,207
      Receivable from FSLIC Resolution Fund   . . . . . . . .               (993)            119,317                27,772
      Receivables   . . . . . . . . . . . . . . . . . . . . .             15,575              (2,122)                9,681
      Inventories   . . . . . . . . . . . . . . . . . . . . .           (183,849)           (215,117)             (100,753)
      Accounts payable and accrued expenses   . . . . . . . .             49,175              22,683                36,651
      Other   . . . . . . . . . . . . . . . . . . . . . . . .            157,345              65,752               (61,573)
                                                                     -----------         -----------           -----------
                                                                         311,904             352,505               223,196
                                                                     -----------         -----------           -----------

CASH PROVIDED BY (USED FOR) INVESTMENTS
   Capital expenditures   . . . . . . . . . . . . . . . . . .           (354,351)           (369,743)             (387,356)
   Sale of property and equipment, net  . . . . . . . . . . .             18,659              11,688                12,051
   Purchases of investments   . . . . . . . . . . . . . . . .           (295,317)         (2,239,355)           (3,480,172)
   Maturities of investments  . . . . . . . . . . . . . . . .          1,156,378           1,306,135               421,033
   Proceeds from sales of investments and loans   . . . . . .             24,148             129,386               161,147
   Loans originated net of principal collected  . . . . . . .           (669,741)           (135,413)             (223,209)
   Reduction in Covered Assets  . . . . . . . . . . . . . . .            126,602             472,843               575,233
   Repayment of FSLIC Resolution Fund notes   . . . . . . . .                 --                  --             1,063,648
   Savings bank acquisitions  . . . . . . . . . . . . . . . .            (76,225)                 --             2,923,716
   Manufacturing acquisitions, net  . . . . . . . . . . . . .                 --              (6,706)              (27,972)
   Mortgage banking acquisition   . . . . . . . . . . . . . .                 --                  --               (21,226)
   Investment in financial services   . . . . . . . . . . . .                 --                  --               (15,100)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . .              4,628                (138)                7,787
                                                                     -----------         -----------           -----------
                                                                         (65,219)           (831,303)            1,009,580
                                                                     -----------         -----------           -----------

CASH PROVIDED BY (USED FOR) FINANCING
   Additions to debt  . . . . . . . . . . . . . . . . . . . .            132,035             308,686               777,099
   Payments of debt   . . . . . . . . . . . . . . . . . . . .            (87,215)           (207,686)             (506,454)
   Net increase (decrease) in short-term borrowings   . . . .            110,882           1,273,782              (414,744)
   Purchase of stock for treasury   . . . . . . . . . . . . .             (3,319)             (2,326)               (5,115)
   Cash dividends paid to shareholders  . . . . . . . . . . .            (55,341)            (52,940)              (48,236)
   Net decrease in deposits   . . . . . . . . . . . . . . . .           (310,120)           (890,591)           (1,047,313)
   Other  . . . . . . . . . . . . . . . . . . . . . . . . . .              6,571               3,220                 3,522
                                                                        (206,507)            432,145            (1,241,241)
                                                                     -----------         -----------           -----------

Net increase (decrease) in cash . . . . . . . . . . . . . . .             40,178             (46,653)               (8,465)
Cash at beginning of year . . . . . . . . . . . . . . . . . .            124,738             171,391               179,856
                                                                     -----------         -----------           -----------

Cash at end of year . . . . . . . . . . . . . . . . . . . . .        $   164,916         $   124,738           $   171,391
                                                                     ===========         ===========           ===========





See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                                          Parent           Financial
At year end 1993                                                         Company            Services          Consolidated
- ----------------                                                         -------            --------          ------------
                                                                                         (in thousands)
ASSETS
   Cash   . . . . . . . . . . . . . . . . . . . . . . . . . .         $    8,616          $  156,300            $  164,916
   Investments  . . . . . . . . . . . . . . . . . . . . . . .                 --           4,407,258             4,407,258
   Covered assets   . . . . . . . . . . . . . . . . . . . . .                 --             664,257               664,257
   Loans receivable   . . . . . . . . . . . . . . . . . . . .                 --           2,755,352             2,755,352
   Trade and other receivables  . . . . . . . . . . . . . . .            198,542                  --               198,542
   Inventories  . . . . . . . . . . . . . . . . . . . . . . .            258,066             630,110               888,176
   Property and equipment   . . . . . . . . . . . . . . . . .          2,346,135              37,405             2,383,540
   Other assets   . . . . . . . . . . . . . . . . . . . . . .            104,831             482,571               497,219
   Investment in affiliates   . . . . . . . . . . . . . . . .            487,578                  --                    --
                                                                      ----------          ----------           -----------
      TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . .         $3,403,768          $9,133,253           $11,959,260
                                                                      ==========          ==========           ===========

LIABILITIES
   Deposits   . . . . . . . . . . . . . . . . . . . . . . . .         $       --          $6,362,303           $ 6,362,303
   Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances   . . . . . . . . . . . . . . . . . . . .                 --           1,724,762             1,724,762
   Other liabilities  . . . . . . . . . . . . . . . . . . . .            360,966             458,262               812,214
   Long-term debt   . . . . . . . . . . . . . . . . . . . . .          1,044,775              76,250             1,121,025
   Deferred income taxes  . . . . . . . . . . . . . . . . . .            175,870                  --               116,799
   Postretirement benefits  . . . . . . . . . . . . . . . . .            121,977                  --               121,977
                                                                      ----------          ----------           -----------
      TOTAL LIABILITIES   . . . . . . . . . . . . . . . . . .         $1,703,588          $8,621,577           $10,259,080
                                                                      ----------          ----------           -----------

SHAREHOLDERS' EQUITY
   Preferred stock--par value $1 per share: authorized
      25,000,000 shares; none issued  . . . . . . . . . . . .                                                           --
   Common stock--par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury   . . . . . . . .                                                       61,390
   Additional paid-in capital   . . . . . . . . . . . . . . .                                                      296,893
   Retained earnings  . . . . . . . . . . . . . . . . . . . .                                                    1,482,093
                                                                      ----------          ----------           -----------
                                                                                                                 1,840,376
   Cost of shares held in the treasury: 5,908,173 shares  . .                                                     (140,196)
                                                                      ----------          ----------           -----------
      TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . .                                                    1,700,180
                                                                      ----------          ----------           -----------
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY   . . . . . . . . . . . . . . . . . .                                                  $11,959,260
                                                                      ==========          ==========           ===========





See the notes to the consolidated financial statements.
46

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                                          Parent           Financial
At year end 1992                                                         Company            Services          Consolidated
- ----------------                                                         -------           ---------          ------------
                                                                                        (in thousands)
ASSETS
   Cash   . . . . . . . . . . . . . . . . . . . . . . . . . .         $    7,115          $  117,623           $   124,738
   Investments  . . . . . . . . . . . . . . . . . . . . . . .                 --           5,264,912             5,264,912
   Covered assets   . . . . . . . . . . . . . . . . . . . . .                 --             393,877               393,877
   Loans receivable   . . . . . . . . . . . . . . . . . . . .                 --           1,343,279             1,343,279
   Trade and other receivables  . . . . . . . . . . . . . . .            214,117                  --               214,117
   Inventories  . . . . . . . . . . . . . . . . . . . . . . .            248,246             461,211               709,457
   Property and equipment   . . . . . . . . . . . . . . . . .          2,201,675              26,340             2,228,015
   Other assets   . . . . . . . . . . . . . . . . . . . . . .            115,627             370,763               487,110
   Investment in affiliates   . . . . . . . . . . . . . . . .            460,366                  --                    --
                                                                      ----------          ----------           -----------
      TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . .         $3,247,146          $7,978,005           $10,765,505
                                                                      ==========          ==========           ===========

LIABILITIES
   Deposits   . . . . . . . . . . . . . . . . . . . . . . . .         $       --          $5,644,410           $ 5,644,410
   Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances   . . . . . . . . . . . . . . . . . . . .                 --           1,517,284             1,517,284
   Other liabilities  . . . . . . . . . . . . . . . . . . . .            318,825             256,230               568,029
   Long-term debt   . . . . . . . . . . . . . . . . . . . . .            964,321              99,111             1,063,432
   Deferred income taxes  . . . . . . . . . . . . . . . . . .            331,361               8,350               339,711
                                                                      ----------          ----------           -----------
      TOTAL LIABILITIES   . . . . . . . . . . . . . . . . . .         $1,614,507          $7,525,385           $ 9,132,866
                                                                      ----------          ----------           -----------

SHAREHOLDERS' EQUITY
   Preferred stock--par value $1 per share: authorized
      25,000,000 shares; none issued  . . . . . . . . . . . .                                                           --
   Common stock--par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury   . . . . . . . .                                                       61,390
   Additional paid-in capital   . . . . . . . . . . . . . . .                                                      295,369
   Retained earnings  . . . . . . . . . . . . . . . . . . . .                                                    1,420,084
                                                                      ----------          ----------           -----------
                                                                                                                 1,776,843
   Cost of shares held in the treasury: 6,138,884 shares  . .                                                     (144,204)
                                                                      ----------          ----------           -----------
      TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . .                                                    1,632,639
TOTAL LIABILITIES AND
   SHAREHOLDERS' EQUITY   . . . . . . . . . . . . . . . . . .                                                  $10,765,505
                                                                      ==========          ==========           ===========





See notes to the consolidated financial statements.
Certain amounts have been reclassified to conform with current year's
classification.                                                               47

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Temple-Inland Inc. and Subsidiaries

                                                                                    Additional
                                                                      Common           Paid-in           Retained        Treasury
                                                                       Stock           Capital           Earnings           Stock
                                                                     -------          --------          ----------       ---------
                                                                                              (in thousands)
BALANCE AT DECEMBER 29, 1990  . . . . . . . . . . . . . . . .        $61,390          $298,188          $1,235,932       $(156,194)
   Net income   . . . . . . . . . . . . . . . . . . . . . . .             --                --             138,418              --
   Dividends paid on common stock--
      $.88 per share  . . . . . . . . . . . . . . . . . . . .             --                --             (48,236)             --
   Stock issued for stock plans--
      450,944 shares reissued from
      treasury at cost  . . . . . . . . . . . . . . . . . . .             --            (3,283)                 --          10,439
   Stock reacquired for treasury--
      126,318 shares at cost  . . . . . . . . . . . . . . . .             --                --                  --          (5,115)
                                                                     -------          --------          ----------       ---------
BALANCE AT DECEMBER 28, 1991  . . . . . . . . . . . . . . . .        $61,390          $294,905          $1,326,114       $(150,870)
                                                                     -------          --------          ----------       ---------
   Net income   . . . . . . . . . . . . . . . . . . . . . . .             --                --             146,910              --
   Dividends paid on common stock--
      $.96 per share  . . . . . . . . . . . . . . . . . . . .             --                --             (52,940)             --
   Stock issued for stock plans--
      384,192 shares reissued from
      treasury at cost  . . . . . . . . . . . . . . . . . . .             --               464                  --           8,992
   Stock reacquired for treasury--
      47,431 shares at cost   . . . . . . . . . . . . . . . .             --                --                  --          (2,326)
                                                                     -------          --------          ----------       ---------
BALANCE AT JANUARY 2, 1993  . . . . . . . . . . . . . . . . .        $61,390          $295,369          $1,420,084       $(144,204)
                                                                     -------          --------          ----------       ---------
   Net income   . . . . . . . . . . . . . . . . . . . . . . .             --                --             117,350              --
   Dividends paid on commonstock--
      $1.00 per share   . . . . . . . . . . . . . . . . . . .             --                --             (55,341)             --
   Stock issued for stock plans--
      310,088 shares reissued from
      treasury at cost  . . . . . . . . . . . . . . . . . . .             --             1,524                  --           7,327
   Stock reacquired for treasury--
      79,377 shares at cost   . . . . . . . . . . . . . . . .             --                --                  --          (3,319)
                                                                     -------          --------          ----------       ---------
BALANCE AT JANUARY 1, 1994  . . . . . . . . . . . . . . . . .        $61,390          $296,893          $1,482,093       $(140,196)
                                                                     =======          ========          ==========       ==========





See the notes to the consolidated financial statements.
48

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles and with current financial reporting requirements. However, because certain assets and liabilities are in separate corporate entities, the consolidated assets are not available to satisfy all consolidated liabilities.

     The consolidated financial statements include the accounts of Temple-Inland Inc. (the "Company") and all subsidiaries in which the Company has more than a 50 percent equity ownership. All material intercompany amounts and transactions have been eliminated.

     Included as an integral part of the consolidated financial statements are separate summarized financial statements and notes for the Company's primary business groups as well as the significant accounting policies unique to each group.

EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of shares outstanding, including common stock equivalents, during the period. The weighted average shares outstanding was 55,528,000, 55,535,000 and 55,248,000 in 1993, 1992 and 1991, respectively.

NOTE B - STOCK OPTION AND PURCHASE PLANS

The Company has established stock option plans for key employees and directors. The plans provide for the granting of incentive stock options and/or nonqualified stock options, and permit the grant of stock appreciation rights with all or part of any options so granted.

     Options for 741,379, 733,501 and 854,689 shares were exercisable at year end 1993, 1992 and 1991, respectively. An additional 1,990,000, 1,262,665 and
1,427,931 shares of common stock were available for grants at year end 1993, 1992 and 1991, respectively.

     A summary of activity under the option plans is presented below:

                                                          Common Stock
                                                          ------------
                                                      Number     Price Range
                                                   of Shares       Per Share
                                                   ---------       ---------
Outstanding at December 29, 1990                   1,802,664         $ 8-$33
Granted                                              283,146         $16-$46
Exercised                                           (525,345)        $ 8-$33
Forfeited                                            (32,466)        $22-$36
                                                   ---------         -------
Outstanding at December 28, 1991                   1,527,999         $ 8-$46
Granted                                              204,519         $36-$54
Exercised                                           (359,972)        $ 8-$36
Forfeited                                            (41,287)        $22-$54
                                                   ---------         -------
Outstanding at January 2, 1993                     1,331,259         $12-$54
Granted                                              288,312         $37-$51
Exercised                                           (213,043)        $15-$36
Forfeited                                            (12,072)        $28-$54
                                                   ---------         -------
Outstanding at January 1, 1994                     1,394,456         $12-$54
                                                   =========         =======

     Additionally, a restricted stock plan provides for a maximum of 300,000 shares of common stock to be reserved for awards at the discretion of the Board of Directors. At year end 1993, awards of 106,463 shares of common stock were outstand ing at an average price of $43.64 per share.

     The Company has savings and stock purchase plans which permit participating employees to invest in the Company's common stock and other funds.

     In February 1994, options to purchase 267,696 shares of stock at an average price of $52.15 were granted, and 33,868 were awarded under the restricted stock plan.

NOTE C - PENSION PLANS

The Company and its subsidiaries have several pension plans covering substantially all employees. Plans covering salaried and nonunion hourly employees provide benefits based on compensation and years of service, while union hourly plans are based on negotiated benefits and years of service. The Company's policy is to fund amounts as are necessary on an actuarial basis to provide assets sufficient to meet the benefits to be paid to plan members in accordance with the requirements of ERISA.

     A summary of the components of net pension cost in 1993, 1992 and 1991 follows:

                                      1993             1992              1991
                                      ----             ----              ----
CHARGES (CREDITS)                                  (in millions)
Service cost--benefits earned
   during the period                  $  9.6          $  9.5            $  9.2
Interest cost on projected
   benefit obligation                     .7            24.7              23.3
Actual return on plan assets           (59.0)          (28.4)            (76.1)
Net amortization and deferral             .3           (10.1)             45.6
                                     -------          ------            ------
Net pension (credit) charge          $  (4.4)         $ (4.3)           $  2.0
                                     =======          ======            ======

     The following assumptions were used to measure net periodic pension cost for the defined benefit pension plans:

For the years                             1993            1992          1991
- -------------                             ----            ----          ----
Discount rate                            7.25%           8.50%         9.00%
Expected long-term rate of return        9.00%           9.00%         9.00%
Average increase in compensation
   levels                                4.25%           5.50%         6.00%
                                         ====            ====          ====

     The impact of lowering the discount rate will not have a material effect on future earnings. The status of employee pension benefit plans at year end 1993 and 1992 is summarized below:

                                                       1993            1992
                                                       ----            ----
                                                           (in millions)
Actuarial present value of benefit obligations:
   Vested benefits                                   $ 327.2         $ 235.3
   Nonvested benefits                                   29.5            23.2
                                                     -------         -------
        Accumulated benefit obligation               $ 356.7         $ 258.5
                                                     -------         -------

Projected benefit obligation for
   service rendered to date                          $(389.6)        $(302.0)
Plan assets at fair value, primarily
   stocks and bonds                                    435.0           393.2
Plan assets in excess of projected
   benefit obligation                                   45.4            91.2
Prior service cost not yet recognized in net
   periodic pension cost                                 (.2)            (.9)
Unrecognized net (gain) loss from past
   experience different from that assumed               23.8           (21.9)
Unrecognized net asset at beginning of
   period, less amortization to date                   (31.4)          (35.1)
                                                     -------         -------
Net pension asset included in the
   balance sheet                                     $  37.6         $  33.3
                                                     =======         =======

     The assets of the plans at January 1994 include 380,998 shares of common stock of the Company having a market value of $19.2 million at that date.

NOTE D - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In 1993 the Company adopted FASB Statement No. 106, "Employer Accounting for Postretirement Benefits Other than Pensions". The Company elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits of $75 million ($115 million liability net of a deferred tax asset of $40 million), or $1.35 per share, which represents the accumulated postretirement benefit obligation ("APBO") existing at adoption. The Company provides these benefits to eligible salaried and hourly employees who reach retirement age while employed by the Company.

     Summary information on the Company's plan as of January 1, 1994 is as follows (in millions):

Accumulated Postretirement Benefit Obligation
- ---------------------------------------------
Retirees                                              $ 64.1
Active participants, eligible to retire                  7.9
All other participants                                  31.3
                                                      ------
Accrued postretirement benefit cost                    103.3
Plus unrecognized net gains                             18.6
                                                      ------
Postretirement benefit liability                      $121.9
                                                      ======

The components of net postretirement benefit costs for 1993 are as follows:

Service costs for benefits                            $  1.7
Interest cost                                            9.2
                                                      ------
Net postretirement charge                             $ 10.9
                                                      ======

     The discount rate used in determining the APBO as of January 1, 1994 was
7.25 percent. The assumed health care cost trend rate used in measuring the APBO was 12 percent in 1993, grading down to 6.75 percent in years 2007 and later. The assumptions at adoption included an 8 percent discount rate and health care trend rates beginning at 14 percent and declining to 8 percent in 2004 and thereafter. If the health care cost trend rate assumptions were increased by one percent, the APBO as of January 1, 1994 would be increased by 10 percent. The effect of the change on the components of service cost and interest costs of the net periodic postretirement costs for 1993 would be an increase of 11 percent.

NOTE E - TAXES ON INCOME

Taxes on income from continuing operations consisted of the following:

                                                     Current        Deferred
                                                     -------        --------
                                                         (in thousands)
1993
Federal                                             $ 67,879       $ (45,086)
Investment tax credit deferred                            --          (3,005)
State and other                                        9,076              --
                                                    --------       ---------
                                                    $ 76,955       $ (48,091)
                                                    ========       =========

1992
Federal                                             $ 17,517       $  10,038
Investment tax credit deferred                            --          (3,482)
State and other                                        6,017              --
                                                       -----              --
                                                    $ 23,534       $   6,556
                                                    ========       =========

1991
Federal                                             $ 23,447       $   7,257
Investment tax credit deferred                            --          (4,154)
State and other                                        2,323            (522)
                                                    --------       ---------
                                                    $ 25,770       $   2,581
                                                    ========       =========

     Significant components of the Company's consolidated deferred tax assets and liabilities as of January 1, 1994 are as follows:

                                                                (in thousands)
DEFERRED TAX LIABILITIES:
   Depreciation                                                    $ 234,444
   Depletion                                                          38,953
   Pensions                                                           12,286
                                                                   ---------
      Total deferred tax liabilities                                 285,683
                                                                   ---------

DEFERRED TAX ASSETS:
   Alternative minimum tax credits                                   128,619
   Assets with excess tax basis                                      115,500
   Net operating loss carryforwards                                  102,059
   OPEB obligations                                                   42,665
   Other                                                              11,541
                                                                   ---------
      Total deferred tax assets                                      400,384
      Valuation allowance for deferred tax assets                   (231,500)
                                                                   ---------
         Net deferred tax assets                                     168,884
                                                                   ---------
         Net deferred tax liabilities                              $ 116,799
                                                                   =========

     The components of the provision for deferred income taxes were as follows:

                                                      1992            1991
                                                      ----            ----
                                                         (in thousands)
Depreciation                                         $15,703        $ 14,882
Investment tax credits                                (3,482)         (4,154)
Pension expense                                        1,238           1,645
Other employee benefit plans                            (606)          2,060
Other--net                                            (6,297)        (11,852)
                                                     -------        --------
                                                     $ 6,556        $  2,581
                                                     =======        ========

     The differences between the consolidated effective income tax rate and the federal statutory income tax rates include the following:

                                     1993            1992              1991
                                     ----            ----              ----
                                                 (in thousands)
Taxes on income at
    statutory rate                 $ 33,675        $ 60,180          $ 56,701
Book benefit of FSLIC
    assistance and other
    permanent items                 (10,882)        (32,625)          (26,519)
Investment tax credits               (3,005)         (3,482)           (4,154)
State and foreign taxes               9,076           6,017             2,323
                                   --------        --------          --------
                                   $ 28,864        $ 30,090          $ 28,351
                                   ========        ========          ========

     Effective January 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes", whereby the Company is required to adopt the liability method for computing deferred income taxes.

     The cumulative effect of adopting FASB Statement No. 109 as of January 1993 increased net earnings by $125 million, or $2.25 per share. As permitted under the new rules, prior years' financial statements have not been restated.

     Income tax payments, net of refunds received, were $19 million, $(2) million and $3 million during 1993, 1992 and 1991, respectively.

     Investment tax credits were deferred and are being amortized as a reduction of income tax expense over the estimated useful lives of the related assets.

     Temple-Inland and Guaranty have net operating loss carryforwards which if utilized could result in tax savings of $64 million and $38 million, respectively, at December 1993. If unused, these carryforwards expire through the year 2006. The realization of Guaranty's loss carryforwards is limited to the future taxable income of Guaranty. The Company's alternative minimum tax credits may be carried forward indefinitely.

      As a result of the Omnibus Budget Reconciliation Act of 1993, the Company will pay the government $45 million in 1994 for 1991 and 1992 deductions that this legislation eliminated. This payment will have no impact on future net income and the Company will continue to receive other benefits from its ownership of Guaranty that will reduce its 1994 cash tax payments.

NOTE F - BUSINESS SEGMENT INFORMATION

Refer to "Business Segments" on page 23 for information relating to Revenues and Income Before Taxes, and page 29 for information relating to Capital Expenditures for the principal segments of business for the three years 1993, 1992 and 1991.

     Additional business segment information is presented below:

For the year                            1993            1992            1991
- ------------                            ----            ----            ----
                                                   (in millions)
IDENTIFIABLE ASSETS
Container and containerboard         $ 1,575.7       $ 1,615.2       $ 1,463.7
Bleached paperboard                      523.2           450.7           393.8
Building products                        300.0           216.8           203.0
Timber and timberlands                   453.7           419.8           382.8
Corporate and other activities            63.6            84.3           109.7
                                     ---------       ---------       ---------
                                       2,916.2         2,786.8         2,553.0
Financial services                     9,133.3         7,978.7         7,515.5
Reclassifications and eliminations       (90.2)             --              --
                                     ---------       ---------       ---------
   TOTAL                             $11,959.3       $10,765.5       $10,068.5
                                     =========       =========       =========

DEPRECIATION AND DEPLETION
Container and containerboard         $   112.5       $    97.5       $    87.4
Bleached paperboard                       40.1            32.1            29.9
Building products                         22.6            22.7            22.4
Timber and timberlands                    12.7            12.0            15.1
Other activities                           3.2             3.2             2.9
                                     ---------       ---------       ---------
                                         191.1           167.5           157.7
Financial services                         5.8             4.8             3.9
                                     ---------       ---------       ---------
   TOTAL                             $   196.9        $  172.3        $  161.6
                                     =========        ========        ========

NOTE G - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly financial results for the years 1993 and 1992 are summarized below:

                                     First        Second          Third          Fourth
                                   Quarter       Quarter        Quarter         Quarter
                                   -------       -------        -------         -------
                                         (in millions except per share amounts)
1993
Total revenues                      $682.8        $702.6         $681.0          $669.4
Manufacturing net sales              536.7         543.7          518.6           501.7
Manufacturing gross profit            87.7          76.6           67.3            62.1
Financial services
   operating income
   before taxes and
   accounting change                  17.0          18.5           16.5            15.5
Net income:
Net income before
   accounting changes                 28.0          20.9           11.4             7.0
Cumulative effect of
   accounting changes                 50.0            --             --              --
Net income                            78.0          20.9           11.4             7.0
Earnings per share:
   Before accounting changes           .50           .38            .21             .12
                                    ------        ------         ------          ------
   Effect of accounting
      changes                          .90            --             --              --
                                    ------        ------         ------          ------
   Earnings per Share                 1.40           .38            .21             .12
                                    ======        ======         ======          ======

1992
Total revenues                      $658.0        $684.4         $672.2          $698.6
Manufacturing net sales              485.5         523.5          521.7           544.7
Manufacturing gross profit            82.0          97.9           87.9            78.8
Financial services
   operating income
   before taxes                       19.2          18.0           16.2            11.0
Net income                            34.8          47.7           39.2            25.2
Earnings per share                     .63           .85            .71             .46
                                    ======        ======         ======          ======

NOTE H - SHAREHOLDER RIGHTS PLAN

During 1989, the Board of Directors adopted a Shareholder Rights Plan in which one preferred stock purchase right ("the Right") was declared as a dividend for each common share outstanding. Each one-half Right entitles shareholders to purchase, under certain conditions, one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $200. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 25 percent or more of the common shares. The Company will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th business day following public announcement that a 20 percent position has been acquired. The Rights will expire on February 20, 1999.

NOTE I - COMMITMENTS AND CONTINGENCIES

There are pending against the Company and its subsidiaries lawsuits, claims and environmental matters arising in the regular course of business.

     In the opinion of management, recoveries, if any, by plaintiffs or claimants that may result from the foregoing litigation and claims will not be material in relation to the consolidated financial position of the Company and its subsidiaries.

     See page 29 for a discussion of commitments on construction projects.

REPORT OF MANAGEMENT

MANAGEMENT REPORT ON FINANCIAL STATEMENTS

Management has prepared and is responsible for the Company's financial statements, including the notes thereto. They have been prepared in accor dance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with that in the financial statements.

     The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that trans actions are executed in accordance with manage ment's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring, and revision of internal account ing control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

     The Company's financial statements have been examined by Ernst & Young, independent auditors, who have expressed their opinion with respect to the fairness of the presentation of the statements.

     The Audit Committee of the Board of Directors, composed solely of outside directors, meets with the independent auditors and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.


Clifford J. Grum
Chairman of the Board and
Chief Executive Officer


David H. Dolben
Vice President and
Chief Accounting Officer


REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF TEMPLE-INLAND INC.:

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of January 1, 1994 and January 2, 1993, and the related consol idated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at January 1, 1994 and January 2, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 1994, in conformity with generally accepted accounting principles.

     As discussed in Notes D and E to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.


Houston, Texas
February 10, 1994