Form 10-K405, Exhibit 13
TEMPLE INLAND INC
filed 1995-03-24
CIK 731939

                                                                     EXHIBIT 13

                      1 9 9 4   A N N U A L   R E P O R T

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations and Financial Condition
    Results of operations including information regarding the principal business segments are shown below.

BUSINESS SEGMENT
FOR THE YEAR                    1994     1993     1992     1991     1990     1989    1988     1987     1986     1985     1984
-----------------------------------------------------------------------------------------------------------------------------
REVENUES                                                      (in millions)
    Corrugated container      $1,438   $1,249   $1,254   $1,148   $1,144   $1,138  $1,093   $  964   $  722   $  684   $  665
    Bleached paperboard          299      319      353      371      373      368     336      293      265      257      285
    Building products            549      475      391      311      305      320     312      323      281      268      295
    Other activities              20       58       77       68       70       68      33       23       28       34       18
      Manufacturing
        net sales              2,306    2,101    2,075    1,898    1,892    1,894   1,774    1,603    1,296    1,243    1,263
    Financial services           632      635      638      609     509(a)     49      40       39       47       39       36
      Total Revenues          $2,938   $2,736   $2,713   $2,507   $2,401   $1,943  $1,814   $1,642   $1,343   $1,282   $1,299
                              ===============================================================================================
INCOME BEFORE TAXES
    Corrugated container      $  102   $   21   $  112    $  76   $  151   $  208  $  221   $  151   $   39   $   50   $   75
    Bleached paperboard          (22)     (12)      23       80       99      115      83       53       29       20       47
    Building products            133       99       40        5        9       24      25       37       36       23       41
    Other activities               1       (2)      (2)       1       (2)      (1)      1        -       (6)       2       (3)
      Operating profit           214      106      173      162      257      346     330      241       98       95      160
    Financial services            56       68       64       54       52(a)    (2)      -        5       13       18       13
                                 270      174      237      216      309      344     330      246      111      113      173
    Corporate expense            (14)     (11)     (15)     (16)     (21)     (13)    (20)     (12)     (13)      (8)     (12)
    Parent company
      interest--net              (66)     (69)     (47)     (32)     (24)     (24)    (23)     (20)     (13)       1       (5)
    Other income                   3        2        2       (1)(b)    5        5      17(c)     6       24(d)    20(e)     9
      Income before taxes     $  193   $   96   $  177   $  167   $  269   $  312  $  304   $  220   $  109   $  126   $  165
                              ===============================================================================================

                                    [GRAPH]


(a) Includes operating results from the consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

(b) Includes losses of $7.4 million from the write-off of an investment interest in a gypsum-fiberboard venture.

(c) Includes gains of $12.4 million on the disposition of lands and $50 million on the sale of the AFCO Industries subsidiary.

(d) Includes $15.3 million income net of federal income taxes from life insurance operations which were discontinued in 1990 (amounts were immaterial in other years).

(e) Includes $11.3 million gain on the sale of Eastex Packaging Subsidiary.

                       T E M P L E - I N L A N D   I N C.


CORRUGATED CONTAINER

The Corrugated Container group manufactures linerboard and corrugating medium at seven paper mills and converts it into corrugated shipping containers at 41 box plants. In addition, it operates five Specialty Converting plants.

        The group earned $102 million in 1994, almost five times more than the $21 million earned in 1993. Global demand for boxes increased dramatically during 1994, causing prices for both corrugated shipping containers and containerboard to rise rapidly. This pricing improvement allowed earnings to improve in spite of record costs for old corrugated container ("OCC"), the primary raw material in over 42 percent of the group's containerboard production.

        Mill production totaled 2.6 million tons in 1994, an increase of 5 percent from the previous year. Production of containerboard exceeded internal box plant usage by 376,000 tons in both 1994 and 1993 and 243,000 tons in 1992. Most of the excess production was sold in the domestic and export markets.

        Construction of the $176 million recycle linerboard mill in Maysville, Kentucky was completed during the fourth quarter of 1992. This mill has the capacity to annually produce 295,000 tons of linerboard and corrugating medium using OCC as a raw material. The $40 million expansion of the Ontario, California recycle linerboard mill was completed in the second quarter of 1992. This expansion increased production by about one-third; to 305,000 tons annually.

                               1994           1993          1992
----------------------------------------------------------------
TONS MILL PRODUCTION      2,603,000      2,473,000     2,287,000
----------------------------------------------------------------

        The Company's 41 box plants are located throughout the United States and in Puerto Rico, Mexico and South America. They manufacture a wide range of boxes from the simplest brown box to intricate die cut containers which can be printed with many colors and attractive graphics. Average prices of boxes can be significantly impacted by variations in product mix at the box plants.

        Tons of boxes sold increased by 6 percent in 1994 and 2 percent in 1993. Domestic container prices for the entire year 1994 were up an average of 5 percent after having been down 2 percent in 1993.

        In May 1994, the Company purchased the stock of Rand-Whitney Packaging Corporation for $57.5 million. Included in the purchase were three manufacturing plants specializing in litho-laminate corrugated packaging and high graphics folding cartons.

        The table below shows the Corrugated Container group sales in tons and dollars. The totals presented include not only boxes sold but also open market, domestic and export sales of linerboard and related products. Changes in product mix from period to period may make historical comparisons difficult.

CORRUGATED CONTAINER           1994           1993         1992
---------------------------------------------------------------
UNIT SALES                          (in thousands of tons)
     1st Qtr                    628            598          539
     2nd Qtr                    648            606          573
     3rd Qtr                    622            593          579
     4th Qtr                    594            597          603
     For the year             2,492          2,394        2,294
---------------------------------------------------------------

NET SALES                            (in millions)
     1st Qtr               $  326.9       $  318.5     $  296.1
     2nd Qtr                  353.8          319.6        319.0
     3rd Qtr                  371.2          307.8        315.6
     4th Qtr                  386.3          302.6        323.7
     For the year          $1,438.2       $1,248.5     $1,254.4
---------------------------------------------------------------


BLEACHED PAPERBOARD

The Bleached Paperboard group produces bleached paperboard at its mill in Evadale, Texas. This group's products are sold to packaging converters and commercial printers. These customers require a high degree of product purity and print quality.

    In 1994, this group reported a loss of $22.1 million, its second loss since operations began in 1954. The average prices for bleached paperboard were down 6 percent from 1993 levels because of weak demand during the first half of the year. Demand began to increase during the second quarter and by year end was strong across all product lines. Prices for bleached paperboard increased by 13 percent from May to December 1994. During 1993, the group reported its first loss as a result of the weak global markets for bleached paperboard.

    The group began a $500 million modernization and expansion program during 1992. In October 1994, a scheduled mill outage of ten days was taken which also allowed for integration of new equipment into the manufacturing processes. A new lime kiln and causticizing line was completed in November 1994. Construction is on schedule and within budget for the remaining key expansion projects, including the new paper machine, new pine fiberline, coating plant, extruder plant and power boiler. These projects should be substantially complete by the end of 1995. In spite of the disruptions related to the construction projects, which caused manufacturing costs to increase, the group increased good paperboard production by one percent during 1994.

    Temple-Inland Food Service Corporation ("Food Service") is an integrated paper converter that manufactures and markets paper containers and products for the food service industry. This operation has converting plants in Carlisle, Ohio; Sacramento and El Cajon, California; Denver, Colorado; and Monroe, Louisiana. Products manufactured are sold to the fast food industry, retail consumer stores and to restaurants and cafeterias. Food Service enhances the Bleached Paperboard group's ability to develop and market paper products for the food service industry. Food Service converted 51,919 and 49,054 tons of bleached paperboard and recorded revenues of $57.9 million and $55.6 million during 1994 and 1993, respectively.

                      1 9 9 4   A N N U A L   R E P O R T


    The table below lists the quarterly sales by product in tonnage and dollars. Changes in product mix from period to period may make historical comparisons difficult.

BLEACHED PAPERBOARD            1994           1993         1992
---------------------------------------------------------------
UNIT SALES                          (in thousands of tons)
Paperboard
    1st Qtr                     106            116          109
    2nd Qtr                     109            109           97
    3rd Qtr                     112            103          101
    4th Qtr                     103             98          107
    For the year                430            426          414
---------------------------------------------------------------
Pulp
    1st Qtr                      20             38           40
    2nd Qtr                      25             41           35
    3rd Qtr                      24             33           40
    4th Qtr                      18             22           40
    For the year                 87            134          155
---------------------------------------------------------------
NET SALES                            (in millions)
Paperboard
    1st Qtr                  $ 55.9         $ 68.9       $ 66.5
    2nd Qtr                    57.2           64.9         65.2
    3rd Qtr                    59.6           58.5         65.0
    4th Qtr                    60.0           54.5         66.9
    For the year             $232.7         $246.8       $263.6
---------------------------------------------------------------
Pulp
    1st Qtr                   $ 4.5          $10.3        $12.9
    2nd Qtr                     5.5           10.3         10.2
    3rd Qtr                     6.5            7.9         12.7
    4th Qtr                     5.9            5.1         11.8
    For the year              $22.4          $33.6        $47.6
---------------------------------------------------------------
Other (including Food Service)
    1st Qtr                   $ 9.3          $ 9.6        $12.1
    2nd Qtr                    13.3           11.7         10.4
    3rd Qtr                    13.0            9.2          8.9
    4th Qtr                     8.7            7.6         10.0
    For the year              $44.3          $38.1        $41.4
---------------------------------------------------------------


BUILDING PRODUCTS

The Building Products group manufactures a diversified line of construction and commercial grade building materials at ten separate locations in Texas, Louisiana, Oklahoma, Arkansas, Alabama and Georgia which, in 1994, generated 89 percent of group net sales. Three-fourths of its revenues are typically realized from wood-based materials made from Southern pine logs or the green and dry residue that result from log conversion. These products include lumber, plywood, fiber products and particleboard sold to both residential and commercial market segments. The non-wood based business unit manufactures a variety of gypsum wallboard products, which are also marketed to residential and commercial end users. Four retail locations, which sell a broad range of building materials to the contractor and retail markets, accounted for 11 percent of group net revenues in 1994. Approximately 21 percent of 1994's retail revenues were derived from Company manufactured products.

    Each manufacturing business unit established record profit levels in 1994, providing the group with $132.6 million in earnings, which exceeded the prior year record of $99.1 million by 34 percent. Gains were experienced across all product lines as construction markets responded to increased housing demand even as mortgage interest rates continued to rise. The proliferation of cheaper adjustable rate mortgages continued to underpin affordability, and improving job markets renewed a buyer willingness to make long-range credit commitments. While timber constraints on the West Coast continued to affect the domestic supply of wood products in 1994, markets made pricing corrections throughout the year as other regions increased production and as added imports narrowed the earlier supply imbalance.

    The following table provides information on unit sales volumes and net sales for each business unit.

BUILDING PRODUCTS              1994           1993          1992
----------------------------------------------------------------
UNIT SALES                       (in millions of board feet)
Pine lumber                     509            484          467
                                 (in millions of square feet)
Fiber products                  441            440          464
Particleboard                   347            319          326
Plywood                         260            265          250
Gypsum wallboard                796            782          621
----------------------------------------------------------------
NET SALES                               (in millions)
Pine lumber                  $185.7         $153.8       $120.9
Fiber products                 66.3           62.9         55.8
Particleboard                 103.0           81.3         70.5
Plywood                        56.8           54.0         45.2
Gypsum wallboard               74.3           53.3         36.6
Retail distribution            58.4           60.0         53.5
Other                           4.8           10.0          8.8
For the year                 $549.3         $475.3       $391.3
----------------------------------------------------------------

        Pine lumber sales volume gained 5 percent and 4 percent in 1994 and 1993, respectively, as the group's saw mills continued to improve in operating efficiencies and in product yields--the volume of lumber produced from logs. Although lumber prices declined about 10 percent in the fourth quarter of 1994 from first quarter record highs, the year's sales remained well above 1993 levels and total revenues were up 21 percent over 1993, following the 27 percent increase in 1993 sales over 1992. The lumber group expanded its product mix to include more premium shop and molding grade items, and at year end was nearing completion of a $4.3 million capital project to increase the grade, volume and yields of its stud grade production, which accounted for 12 percent of lumber production in 1994.

        Plywood revenues in 1994 increased 5 percent over 1993 even as unit sales declined 2 percent, due to a reduction in production volume. Production was negatively impacted in 1994 by a shift in product mix that required slower production rates and was designed to address changing market opportunities. Competitive oriented-strand board continues to erode market share of plywood structural grade products, and the Company is committed to a program that emphasizes specialty panels, engineered products and other items for the export trade. In 1994, export of plywood comprised 41 percent of total plywood shipments.

                       T E M P L E - I N L A N D   I N C.

        By-product wood chips from the manufacture of lumber and plywood are shipped to the Company's two East Texas paper mills and in 1994 represented about 28 percent of their pine fiber requirements. Chips supplied to the fiber products operation in 1994, as in prior years, continued to provide over half of its fiber requirements.

        The demand for siding products manufactured by the fiber products business unit was firm during 1994, moving to even higher levels than during 1993, and moderated only late in the fourth quarter as seasonal buying habits affected order placements. TrimCraft(TM), the new line of engineered lumber
substitutes,   moved to a two-shift production schedule during the year
following the growth in demand for these alternative lumber products. A $3.5 million capital project completed at the close of 1993 enabled the mill to triple its output of this product. Roof and wall insulation products represented 38 percent and 42 percent of fiber products shipments in 1994 and 1993, respectively, and sales gains were experienced throughout the year.

        The Company manufactures particleboard from dry by-products of lumber processing at three mills located in Texas, Alabama and Georgia. A fourth mill, with a projected cost of $62 million, was approved for construction in 1993, and by early 1996 will increase existing capacity by almost 50 percent, or 170 million square feet. In 1994, the particleboard group experienced record shipments. Volumes increased 9 percent over 1993, with quarter-over-quarter pricing repeating the upward trend which began in 1993. The firm demand for these commercial grade products continued well into the fourth quarter. Approximately half of particleboard shipments moved to ready-to-assemble manufacturers of furniture and kitchen cabinets with another 11 percent sold to plastic and paper laminators, which supply similar end uses.

        Gypsum wallboard shipments increased about 2 percent in 1994 following a 26 percent gain in 1993 over 1992 when the Oklahoma and Arkansas plants moved to full production schedules. Demand for these products increased throughout the year resulting in substantial sales gains for this business unit. Business remained firm at the end of the year, and specialty products comprised almost a third of total shipments. Within the specialty product mix is the Company's Stretch 54(R), a popular wallboard used in homes with nine foot ceilings, which greatly reduces waste and application labor costs.

TEMPLE-INLAND FINANCIAL SERVICES

The Company's Financial Services operations include a savings bank, mortgage banking, real estate development and insurance. The following selected financial information is provided to offer a detailed description of these operations.

TEMPLE-INLAND FINANCIAL SERVICES
SELECTED SEGMENT INFORMATION
Years ended December 31        1994           1993         1992
----------------------------------------------------------------
                                        (in millions)
INCOME
Savings bank               $   37.2       $   45.1     $   44.9
Mortgage banking               15.9           19.9         20.9
Real estate                     (.6)          (1.5)        (7.6)
Insurance                       3.8            4.0          6.2
      Income before taxes
         and accounting
         change                56.3           67.5         64.4
Taxes on income                15.3           18.8         11.0
Income before accounting
      change                   41.0           48.7         53.4
Cumulative effect of
      accounting change           -           52.3            -
      Net income           $   41.0        $ 101.0     $   53.4
----------------------------------------------------------------
ASSETS
Savings bank               $8,707.8       $8,799.6     $7,629.7
Mortgage banking              122.2          131.8        113.7
Real estate                   214.7          224.7        245.8
Insurance                      21.4           31.0         19.2
Other activities                1.6           13.9         13.9
Eliminations                  (60.0)        (67.7)        (44.3)
      Total assets         $9,007.7       $9,133.3     $7,978.0

LIABILITIES
Savings bank               $8,281.7       $8,415.2     $7,315.9
Mortgage banking               91.8           97.2         82.5
Real estate                   130.8          125.8        149.4
Insurance                      15.9           27.1         17.5
Other activities                4.6           24.0          4.4
Eliminations                  (60.0)        (67.7)        (44.3)
      Total liabilities    $8,464.8       $8,621.6     $7,525.4
----------------------------------------------------------------
EQUITY
Savings bank               $  426.1        $ 384.3      $ 313.8
Mortgage banking               30.4           34.6         31.2
Real estate                    83.9           98.9         96.4
Insurance                       5.4            3.9          1.7
Other activities                (2.9)       (10.0)          9.5
      Total equity          $ 542.9        $ 511.7      $ 452.6
----------------------------------------------------------------


SAVINGS BANK

The Company's Savings Bank, Guaranty Federal Bank, F.S.B., conducts its business through 123 banking centers located primarily in the eastern third of Texas, including Houston, Dallas, San Antonio and Austin. The primary business of the Savings Bank is to attract savings deposits from the public to invest in loans secured by mortgages on residential and other real estate or mortgage-backed securities.

                      1 9 9 4   A N N U A L   R E P O R T


        Presented below is selected financial information for the Savings Bank:

SAVINGS BANK
SELECTED FINANCIAL INFORMATION
Years ended December 31           1994          1993        1992
----------------------------------------------------------------
                    (dollars in millions)
INCOME AND EXPENSE
Net interest income             $149.2        $135.4      $136.5
Noninterest income                25.0          19.5        22.3
Noninterest expense              130.5         104.9       111.4
Income before taxes and
  accounting change               37.2          45.2        44.9

AVERAGE BALANCE SHEET
Total earning assets           8,544.7       8,720.7     7,238.7
Mortgage-backed and
  investment securities        4,151.3       4,978.0     4,958.7
Loans receivable and
  mortgage loans held
  for sale                     3,147.6       2,116.4     1,467.5
Securities purchased under
  resell agreements              551.3       1,176.0       251.7
Covered Assets                   536.2         405.7       479.4
Deposits                       6,681.6       5,838.3     6,128.0
Securities sold under re-
  purchase agreements and
  advances from FHLB           1,714.2       2,726.9       998.0

KEY RATIOS
Yield on earning assets          5.59%         5.32%       6.72%
Cost of funds                    3.91%         3.83%       4.91%
Net spread                       1.68%         1.49%       1.81%
----------------------------------------------------------------


        Net interest income for 1994 increased $13.8 million from 1993. Although the total amount of average earning assets during 1994 remained relatively unchanged from 1993, the average balance of loans receivable increased approximately $1 billion, principally due to the acquisition of American Federal Bank, F.S.B. ("AFB") with a corresponding decrease in mortgage-backed securities (due to normal principal reductions) and resell agreements (due to the maturity of the short-term instruments). The resell agreements were purchased during 1993 in anticipation of the acquisition of AFB. This change in the asset mix primarily accounts for the 19 basis points increase in the net interest spread because the loans receivable have a higher yield than mortgage-backed securities and resell agreements. At December 31, 1994, loans receivable comprised 42 percent of total assets, an increase of 11 percent from the prior year.

        Net interest income for 1993 decreased $1.1 million from 1992. Although average earning assets increased $1.5 billion during 1993, the Savings Bank's net interest spread decreased 32 basis points, attributable to two factors: (1) a shortening of the maturities of the investment portfolio in anticipation of the acquisition of AFB, and (2) spread compression of mortgage-backed securities indexed to the Federal Home Loan Bank Eleventh District Cost of Funds Index ("EDCOF"). During 1993, EDCOF decreased 72 basis points while the Savings Bank's cost of funds decreased only 51 basis points.

        The Savings Bank's noninterest income is comprised primarily of service charges on deposits. Noninterest income for 1994 increased $5.5 million from 1993 due to the increase in average deposits as a result of the acquisitions completed in late 1993 and mid-1994. Noninterest income in 1992 includes a $5.1 million gain recognized from the sale of substantially all its fixed-rate mortgage-backed securities. This sale was undertaken to allow the Savings Bank to reduce its interest rate risk exposure and more effectively match the maturities of its assets and liabilities.

        Noninterest expense for 1994 increased $25.6 million from 1993, also as a result of the acquisitions. Operating expense categories which experienced an increase include compensation, occupancy costs, federal insurance premiums on deposits and amortization of goodwill and core deposit intangibles.

Acquisitions

        In June 1994, the Savings Bank purchased substantially all of the net assets of First Federal Savings Bank of San Antonio ("FFSB") for approximately $43 million, subject to final purchase price adjustments. FFSB was a savings bank with ten banking centers in San Antonio, Texas, with assets at acquisition totaling approximately $363 million, consisting primarily of mortgage loans and cash.

        In November 1993, the Savings Bank purchased all of the outstanding stock of AFB for approximately $156 million. AFB was a savings bank headquartered in Dallas, Texas, with 30 banking centers in north and east Texas. To achieve operating economies, six of these banking centers were closed December 31, 1993 and the deposits were transferred to existing banking centers. Assets of AFB at acquisition totaled approximately $1.3 billion, principally $750 million in loans and $400 million in covered assets. See Note B on page 41 for additional information.

Liquidity, Interest Rate Risk Management and Capital

        The Savings Bank is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets in amounts equal to 5 percent and 1 percent, respectively, of net withdrawable deposits and short-term borrowings. At December 31, 1994, the Savings Bank exceeded the required liquidity ratios.

        The primary sources of funds for the Savings Bank are customer deposits, advances from Federal Home Loan Bank ("FHLB"), securities sold under repurchase agreements and principal reductions of mortgage-backed securities and loans. The Savings Bank uses its funding sources to support current loan demand, fund deposit withdrawals, repay borrowings and maintain its liquidity.

        The operations of the Savings Bank are subject to a risk of interest rate fluctuation to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Since approximately 80 percent of the Savings Bank's assets have adjustable rates, this risk is significantly mitigated. A significant portion of the Savings Bank's investments in adjustable rate mortgage-backed securities have annual or lifetime caps that

                       T E M P L E - I N L A N D   I N C.

subject the Savings Bank to interest rate risks should rates rise above certain levels. To optimize net interest income while maintaining acceptable levels of interest rate and liquidity risk, the Savings Bank enters into various interest rate contracts for purposes other than trading. See Note M on page 45 for additional information. OTS regulations require savings institutions to maintain certain minimum levels of capital. The Savings Bank's regulatory capital exceeded all applicable capital requirements at December 31, 1994. Note N on page 46 contains additional information concerning capital requirements, including capital ratios of the Savings Bank.

MORTGAGE BANKING

        Mortgage banking activity is conducted through Temple-Inland Mortgage Corporation, a full service mortgage banker. The Company arranges financing of single-family mortgage loans, sells the loans into the secondary market (primarily FNMA, FHLMC and GNMA securities) and services the loans after the sale.

        A summary of selected financial information is provided below.

MORTGAGE BANKING
OPERATIONS SUMMARY
Years ended December 31          1994          1993       1992
----------------------------------------------------------------
                                       (dollars in millions)
Revenues                      $    73      $    104   $     82
Income before taxes                16            20         21

Portfolio roll-forward:
    Beginning servicing       $ 9,067      $  7,746   $  6,477
    Purchased servicing         1,650             -          -
    New loans added, net of
        servicing released        540         3,302      2,516
    Run-off                    (1,189)       (1,981)    (1,247)
    Ending servicing          $10,068      $  9,067   $  7,746
Portfolio growth rate            11.0%         17.0%      19.6%
Run-off factor                   13.1%         25.6%      19.3%

Ending number of loans
  serviced                    149,500       144,700    138,400
----------------------------------------------------------------


        Increases in mortgage interest rates during 1994 led to a significant decline in mortgage loan originations. Originations were $2.1 billion in 1994 as compared with $4.8 billion in 1993. The size of the origination network was reduced proportionately.

        A servicing purchase program was initiated during 1994. Portfolios totaling $1.7 billion were acquired, and another $2.3 billion in servicing was under contract as of December 31, 1994. During 1994, the servicing portfolio grew to a record $10.1 billion.

REAL ESTATE GROUP

Real estate operations conducted by Lumbermen's Investment Corporation include development of residential subdivisions as well as management and sale of income properties. Land development projects include 16 residential subdivisions in Austin, Houston, San Antonio and Dallas, Texas. At the end of 1994, land development inventory included 662 residential lots (561 under contract) and 4,766 acres of land. Lot sales for 1994 were 461 as compared with 526 in 1993 and 487 in 1992.

        The Company owns 11 commercial properties consisting of two hotels, three office buildings, two retail centers and four parcels of commercial land.

        Selected financial information related to these activities is shown below.

REAL ESTATE GROUP
OPERATIONS SUMMARY
Years ended December 31        1994           1993          1992
----------------------------------------------------------------
                                         (in millions)
REVENUES:
Residential                    $ 8.4         $ 8.0        $ 5.5
Commercial                      21.1          18.3         15.9
Interest and other               4.6           7.9         10.3
  Total                        $34.1         $34.2        $31.7
----------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES:
Residential                    $(2.6)        $(3.5)       $(8.9)
Commercial                       2.1           1.1          (.7)
Interest and other               (.1)           .9          2.0
  Total                         $(.6)        $(1.5)       $(7.6)
----------------------------------------------------------------

        Shown below is the real estate group's pro rata share of the assets, liabilities and equity of joint ventures in which it is a partner.

REAL ESTATE GROUP
INVESTMENT IN JOINT VENTURES
Years ended December 31        1994           1993          1992
----------------------------------------------------------------
                                        (in millions)
Assets                        $19.7          $18.6        $31.7
Liabilities(a)                 18.6           17.5         32.8
    Equity                      1.1            1.1         (1.1)
----------------------------------------------------------------

(a) Although the Company's pro rata share of joint venture notes payable total $14.9 million, the joint venture partners are in most instances jointly and severally liable for notes payable. The gross balance of these notes was $33.4 million at December 31, 1994. Where a venture partner is jointly and severally liable for notes payable, the partner also has rights against the other partners' interest in joint venture assets if payments above the normal partnership percentage are required.

                      1 9 9 4   A N N U A L   R E P O R T

INSURANCE

Timberline Insurance Managers, Inc., one of the largest insurance agencies in Texas, operates as a general agency providing a full range of insurance products including automobile, homeowners, business insurance, annuities, and life and health products. This agency also acts as the risk management department of the Company. Timberline currently has offices in Austin, Baytown, Dallas, El Paso and San Antonio, Texas.

        A summary of revenues and income before taxes is shown below.

INSURANCE
OPERATIONS SUMMARY
Years ended December 31        1994           1993          1992
----------------------------------------------------------------
                                        (in millions)
Revenues                      $18.4          $21.1        $21.8
Income before taxes             3.8            4.0          6.2
----------------------------------------------------------------


ENVIRONMENTAL MATTERS

The Company is committed to protecting the health and welfare of its employees, the public, and the environment and strives to maintain compliance with all state and federal environmental regulations in a cost effective manner. In recent modernization programs at some of its mills, most notably its mill at Evadale, Texas, the Company has used state-of-the-art technology for its air and water emissions. These forward-looking programs minimize the impact that changing regulations have on capital expenditures for environmental compliance.

        Future expenditures for environmental control facilities will depend on changing laws and regulations and technological advances. Given these uncertainties, the Company estimates that capital expenditures for environmental purposes during the period 1995 through 1997 will average $15 million each year.

        On December 17, 1993, the U.S. Environmental Protection Agency ("EPA") published extensive proposed regulations governing air and water emissions from the pulp and paper industry ("Cluster Rules"). The Company anticipates that these proposed regulations will change before becoming effective. Due to the uncertainty of the final form of the Cluster Rules, it is impossible to predict the exact capital expenditures necessary for compliance. Therefore, the estimated expenditures disclosed above do not include expenditures that may be mandated by the Cluster Rules. Based upon its interpretation of the Cluster Rules as currently proposed, the Company estimates that compliance could require modifications at several facilities. Some of these modifications can be included in modernization projects that will have economic benefits to the Company. The extent of such benefits can increase these investments, but the Company currently estimates that these expenditures may range up to $200 million over the next five years.

CAPITAL RESOURCES AND LIQUIDITY

The Company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, to service existing debt, to pay dividends and to meet normal working capital requirements.

        A summary of capital expenditures is shown below.

                               1994           1993          1992
----------------------------------------------------------------
                                        (in millions)
CAPITAL EXPENDITURES
Corrugated container         $114.9         $ 87.5       $214.9
Bleached paperboard           275.1          200.5         87.9
Building products              43.4           26.1         16.1
Timber and timberlands         28.5           22.5         36.5
Other activities                1.2            3.7          3.3
Total manufacturing group    $463.1         $340.3       $358.7
----------------------------------------------------------------

        Capital expenditures of approximately $440 million are projected for 1995. Commitments on construction projects totaled $105 million at the end of 1994.

        Net interest expense incurred by the Parent Company is shown below.

                               1994           1993          1992
----------------------------------------------------------------
                                        (in millions)
PARENT COMPANY INTEREST--NET
Interest expense              $94.7          $81.9        $72.3
Interest income                 (.6)          (.4)          (.6)
Capitalized interest          (27.7)        (12.5)        (24.3)
Interest expense--net         $66.4          $69.0        $47.4
----------------------------------------------------------------

        Interest expense increased in 1994 and 1993 due to the higher levels of debt outstanding. Interest capitalized more than doubled in 1994 because of the $500 million bleached paperboard group's modernization projects which are expected to be operational late in the second half of 1995. Parent Company interest paid during 1994, 1993 and 1992 was $89.2 million, $80.9 million and $66.3 million, respectively. The Company anticipates that debt maturities will be repaid from cash generated by operations or refinanced.

                       T E M P L E - I N L A N D   I N C.

SELECTED FINANCIAL DATA
    For The Year                 1994     1993     1992     1991     1990     1989     1988     1987    1986    1985    1984
------------------------------------------------------------------------------------------------------------------------------
                                                 (in millions, except per share data)
    Total revenues             $ 2,938  $ 2,736 $ 2,713  $ 2,507  $2,401(a)  $1,943   $1,814   $1,642   $1,343  $1,282   $1,299
    Manufacturing net sales      2,306    2,101   2,075    1,898    1,892     1,894    1,774    1,603    1,296   1,243    1,263
    Net income                     131     117(b)   147      138     232(a)     207      199      141       81      85      103
    Capital expenditures:
       Manufacturing               463      340     359      378      324       260      219      139      103     184      130
       Financial services           20       14      11        9        4         9        4        1        1       -        -
    Depreciation and depletion:
       Manufacturing               200      191     167      158      140       126      112       94       79      66       63
       Financial services            8        6       5        4        5         2        2        1        1       1        1
    Earnings per share            2.35    2.11(b)  2.65     2.51    4.20(a)    3.75     3.58     2.34     1.32    1.40     1.69
    Dividends per common share    1.02     1.00     .96      .88      .80       .58      .42      .35      .29     .26      .20
    Average shares outstanding    55.9     55.5    55.5     55.2     55.4      55.3     55.7     60.3     61.1    60.8     60.6
    Common shares outstanding
      at year end                 56.0     55.5    55.2     54.9     54.6      54.9     55.2     55.3     60.7    60.5     60.3
    AT YEAR END
    Total assets               $12,251  $11,959 $10,766  $10,068  $7,834(c)  $6,390   $2,247   $2,020   $1,894  $1,594   $1,510
    Long-term debt:
       Parent company            1,316    1,045     964      864      501       399      417      416      366     248      251
       Financial services           82       76      99       76       94        30       25       30       25      14       13
    Ratio of total debt to total
      capitalization--parent
      company                       43%      39%     38%      37%      28%       24%      29%      31%      28%     23%      24%
    Shareholders' equity         1,783    1,700   1,633    1,532    1,439     1,259    1,096      927      929     864      793
                               ------------------------------------------------------------------------------------------------



COMMON STOCK PRICES AND DIVIDEND INFORMATION
                                                                        1994                                1993
------------------------------------------------------------------------------------------------------------------------------
                                                            Price Range                           Price Range
                                                         High        Low      Dividends        High         Low      Dividends
                                                       -----------------------------------------------------------------------
First Quarter                                          $54 3/4    $45 3/4          $.25      $52 1/2     $45 3/4          $.25
Second Quarter                                          50 3/4     43 3/4           .25       47 1/8      41 3/8           .25
Third Quarter                                           56 3/4     46 7/8           .25       45 3/4      40 1/2           .25
Fourth Quarter                                          56 3/4     43               .27       51 1/4      37 1/4           .25
Year                                                    56 3/4     43              1.02       52 1/2      37 1/4          1.00



(a) Includes operating results from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

(b) Includes a $50 million or $.90 per share from cumulative effect of accounting changes.

(c) Includes Savings Bank assets from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

                      1 9 9 4   A N N U A L   R E P O R T

NOTES TO THE PARENT COMPANY
(TEMPLE-INLAND INC.)
SUMMARIZED FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Parent Company (Temple-Inland Inc.) summarized financial statements include the accounts of Temple-Inland Inc. (the "Company") and its manufacturing subsidiaries. The Financial Services group, including a savings bank, mortgage banking and real estate development operations, are reflected in the financial statements on the equity basis. Refer to pages 39 through 46 for the Temple-Inland Financial Services summarized financial statements. All material intercompany amounts and transactions have been eliminated. These financial statements should be read in conjunction with the Temple-Inland Inc. consolidated financial statements.

INVENTORIES

Inventories are stated at the lower of cost or market.

        Cost of inventories amounting to $83.8 million in 1994 and $86.2 million in 1993 was determined by the last-in, first-out method (LIFO). The cost of the remaining inventories of $184.4 million in 1994 and $171.9 million in 1993 was determined principally by the first-in, first-out method (FIFO).

        If the FIFO method of accounting had been applied to those inventories which were costed on the LIFO method, inventories would have been $19.4 and $9.0 million higher than reported at year end 1994 and 1993, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less allowances for accumulated depreciation and depletion. Depreciation is generally provided on the straight-line method based on estimated useful lives as follows:

CLASSIFICATION                             ESTIMATED USEFUL LIVES
-----------------------------------------------------------------
Buildings                                      15 to 40 years
Machinery and equipment:
  Manufacturing and production equipment       3 to 20 years
  Automobiles and aircraft                     3 to 10 years
  Office and other equipment                   3 to 10 years
-----------------------------------------------------------------

        Certain equipment is being depreciated based on operating hours because depreciation occurs primarily through use rather than merely through elapsed time.

        Timberlands, including long-term timber harvesting rights, are stated at cost, less accumulated cost of timber harvested. The portion of the cost of timberlands attributed to standing timber is charged against income as timber is harvested at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberlands are capitalized.

NOTE B - LONG-TERM DEBT

Long-term debt consists of the following:

                                             1994           1993
-----------------------------------------------------------------
                                               (in millions)
Bank Loans--Weighted average
    interest rate was 4.16% and 3.24%
    during 1994 and 1993, respectively    $     -       $   19.0
Commercial Paper--Weighted average
    interest rate was 4.26% and 3.16%
    during 1994 and 1993, respectively        172.0         52.5
8.375% Notes Payable due 1996                  70.0         70.0
8.73% to 9.0% Notes Payable due
    1995 to 1998                              190.0        200.0
9.0% Notes Payable due 2001                   200.0        200.0
8.125% to 8.38% Notes Payable due 2006        100.0        100.0
7.25% Notes Payable due 2004                  100.0        100.0
8.25% Debentures due 2022                     150.0        150.0
7.04% Private Placement Debt due 1998          80.0            -
7.31% Private Placement Debt due 1999          70.0            -
Revenue Bonds due 2014--Average
    interest rate was 2.58% and 2.19%
    during 1994 and 1993, respectively         34.5         34.5
Revenue Bonds due through 2009--
    Average interest rate was 3.04% and
    2.6% during 1994 and 1993,
    respectively                               11.7         11.7
Other Revenue Bonds due through 2028,
    weighted average interest rate of
    3.21% and 2.61% during 1994 and
    1993, respectively                        123.7         95.3
Other indebtedness due through 2006,
    weighted average interest rate of
    7.98% and 10.24% during 1994 and
    1993, respectively                         13.9         11.8
                                           $1,315.8     $1,044.8
-----------------------------------------------------------------

        In July 1994, the Company privately placed $80 million of 7.04 percent notes due 1998 and $70 million of 7.31 percent notes due 1999. Proceeds of the notes were used to repay short-term floating rate debt. Also, in October 1994, the Company, through a subsidiary, issued $21.4 million in tax-exempt financing related to certain assets at the Company's Hope, Arkansas particleboard mill currently under construction.

        At December 31, 1994, $172 million in commercial paper was outstanding. These borrowings are supported by multi-year revolving credit agreements with banks and, accordingly, are classified as long-term debt. The credit agreements are for a total of $500 million with final maturities at various dates in 1997, and are available for general corporate use.

        At year end 1994, property and equipment of approximately $49.7 million were subject to liens in connection with $64.9 million of debt.

        Based on the Company's incremental borrowing rate for loans, notes and debentures with similar terms and maturities, the fair value of long-term debt is $1.3 billion at December 31, 1994.

        Aggregate maturities of the Parent Company's long-term debt during the next five years are as follows (in millions): 1995--$14.1; 1996--$167.3; 1997--$179.0; 1998--$171.2; and 1999--$71.2. For an analysis of net interest expense, see page 31.

                       T E M P L E - I N L A N D   I N C.

NOTE G - DEPOSITS
Deposits consist of the following:

At year end                         1994              1993
                              RATE     AMOUNT     Rate   Amount
---------------------------------------------------------------
                                      (dollars in millions)
Noninterest bearing demand      -%    $ 185.3       -%  $ 224.9
Interest bearing demand      2.75%    1,255.7    2.42%  1,518.9
Savings deposits             2.25%      247.4    2.50%    224.8
Time deposits                5.19%    4,901.8    4.91%  4,377.7
                                      6,590.2           6,346.3
Deposit premium                           8.1              16.0
                                     $6,598.3          $6,362.3
---------------------------------------------------------------

        Scheduled maturities of time deposits outstanding at December 31, 1994, are as follows:

Time deposits                        $100,000  Less than
in amounts of:                        or more  $100,000   Total
                                            (in millions)
---------------------------------------------------------------
3 months or less                       $ 93.3 $  686.3 $  779.6
Over 3 through 6 months                  82.8    674.2    757.0
Over 6 through 12 months                129.9    920.6  1,050.5
Over 12 months                          288.2  2,026.5  2,314.7
                                       $594.2 $4,307.6 $4,901.8
---------------------------------------------------------------

        A summary of interest paid by the Group is shown below:

For the year                             1994     1993     1992
---------------------------------------------------------------
                                             (in millions)
Interest on deposits                   $262.9   $241.1   $312.7
Interest on borrowed funds               79.0     99.2     44.4
Total Interest Paid                    $341.9   $340.3   $357.1
---------------------------------------------------------------

NOTE H - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements were delivered to brokers/dealers, who retained such securities as collateral for the borrowings and have agreed to resell the same securities back to the Group at the maturities of the agreements. The agreements generally mature within sixty days.

        Information concerning borrowings under repurchase agreements is summarized as follows:

                                              1994         1993
---------------------------------------------------------------
                                          (dollars in millions)
At year-end:
  Weighted average interest rate              6.11%        3.25%
  Mortgage-backed securities pledged
      to secure the agreements:
        Carrying value                    $1,502.8     $1,641.5
        Estimated market value             1,426.3      1,629.6
During the year:
      Average balance                      1,598.0      2,734.2
      Maximum month-end balance            2,300.2      2,437.2
---------------------------------------------------------------

NOTE I - ADVANCES FROM FEDERAL
HOME LOAN BANK

Pursuant to collateral agreements with the Federal Home Loan Bank ("FHLB"), advances are secured by a blanket floating lien on the Savings Bank's assets. The weighted average interest rate of the advances was 6.72 percent and 5.02 percent at December 31, 1994 and 1993, respectively. At December 31, 1994, the advances have calendar year maturity dates as follow (in millions):
1996--$100.0; 1997--$2.4; 1998--$2.6; 1999--$51.7.

NOTE J - OTHER BORROWINGS

Other borrowings, which represent borrowings of nonsaving bank entities, consist of the following:

At year end                    1994           1993         1992
---------------------------------------------------------------
                                         (in millions)
  Long-term debt at various
    rates which approximate
    prime, secured primarily
    by real estate            $81.7          $76.3        $99.1
---------------------------------------------------------------

        Aggregate maturities of the Group's long-term debt during the next five years are as follows (in millions): 1995--$22.3; 1996--$40.6; 1997--$2.6;
1998--$.9; 1999--$.9; 2000 and thereafter--$14.4.

NOTE K - LOAN SERVICING

The Group services real estate loans that are owned by independent investors. The Group serviced approximately 149,500 and 144,700 mortgage loans aggregating $10.1 billion and $9.1 billion as of December 31, 1994 and 1993, respectively.

        The Group is required to advance, from its company funds, escrow and foreclosure costs for loans that it services. The majority of these advances are recoverable, except for certain amounts on loans serviced for GNMA, which are reserved. In addition, the Group assumes market risk of disposing of certain foreclosed VA loans. No significant losses were incurred during 1994 in connection with this risk.

NOTE L - FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB Statement No. 107, "Disclosure About Fair Value of Financial Instruments", defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Group.

                      1 9 9 4   A N N U A L   R E P O R T

CONSOLIDATED STATEMENTS OF INCOME
Temple-Inland Inc. and Subsidiaries

For the year                                                             1994                    1993                    1992
-----------------------------------------------------------------------------------------------------------------------------
                                                                                             (in millions)
REVENUES
  Manufacturing net sales . . . . . . . . . . . . . . . . . . . . .    $2,306                  $2,101                  $2,075
  Financial services revenues . . . . . . . . . . . . . . . . . . .       632                     635                     638
                                                                        2,938                   2,736                   2,713
                                                                       ------------------------------------------------------
COSTS AND EXPENSES
  Manufacturing costs and expenses  . . . . . . . . . . . . . . . .     2,106                   2,006                   1,917
  Financial services expenses . . . . . . . . . . . . . . . . . . .       576                     567                     574
                                                                        2,682                   2,573                   2,491
                                                                       ------------------------------------------------------
OPERATING INCOME  . . . . . . . . . . . . . . . . . . . . . . . . .       256                     163                     222
  Parent company interest--net  . . . . . . . . . . . . . . . . . .       (66)                    (69)                    (47)
  Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         3                       2                       2
INCOME BEFORE TAXES AND ACCOUNTING CHANGES  . . . . . . . . . . . .       193                      96                     177
  Taxes on income . . . . . . . . . . . . . . . . . . . . . . . . .        62                      29                      30
INCOME BEFORE ACCOUNTING CHANGES  . . . . . . . . . . . . . . . . .       131                      67                     147
  Cumulative effect of accounting changes . . . . . . . . . . . . .         -                      50                       -
NET INCOME  . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $131                    $117                    $147
                                                                       ======================================================

EARNINGS PER SHARE:
  Before Accounting Changes . . . . . . . . . . . . . . . . . . . .     $2.35                   $1.21                   $2.65
  Effect of Accounting Changes  . . . . . . . . . . . . . . . . . .         -                     .90                       -
  Earnings Per Share  . . . . . . . . . . . . . . . . . . . . . . .     $2.35                   $2.11                   $2.65
                                                                       ======================================================

See the notes to the consolidated financial statements.

                       T E M P L E - I N L A N D   I N C.

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                                       Parent               Financial
At year end 1994                                                      Company                Services            Consolidated
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            (in millions)
ASSETS
    Cash and cash equivalents . . . . . . . . . . . . . . . .          $   13                  $  302                 $   315
    Mortgage loans held for sale  . . . . . . . . . . . . . .               -                     130                     130
    Loans receivable  . . . . . . . . . . . . . . . . . . . .               -                   3,675                   3,675
    Investments . . . . . . . . . . . . . . . . . . . . . . .               -                   3,964                   3,964
    Covered assets  . . . . . . . . . . . . . . . . . . . . .               -                     418                     418
    Trade and other receivables . . . . . . . . . . . . . . .             244                       -                     244
    Inventories . . . . . . . . . . . . . . . . . . . . . . .             268                       -                     268
    Property and equipment  . . . . . . . . . . . . . . . . .           2,621                      50                   2,671
    Other assets  . . . . . . . . . . . . . . . . . . . . . .             163                     469                     566
    Investment in affiliates  . . . . . . . . . . . . . . . .             555                       -                       -
      TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . .          $3,864                  $9,008                 $12,251
                                                                       ======================================================
LIABILITIES
    Deposits  . . . . . . . . . . . . . . . . . . . . . . . .          $    -                  $6,598                 $ 6,598
    Securities sold under repurchase agreements and
      Federal Home Loan Bank advances . . . . . . . . . . . .               -                   1,520                   1,520
    Other liabilities . . . . . . . . . . . . . . . . . . . .             410                     265                     663
    Long-term debt  . . . . . . . . . . . . . . . . . . . . .           1,316                      82                   1,398
    Deferred income taxes . . . . . . . . . . . . . . . . . .             229                       -                     163
    Postretirement benefits . . . . . . . . . . . . . . . . .             126                       -                     126
      TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .          $2,081                  $8,465                 $10,468
                                                                       ------------------------------------------------------
SHAREHOLDERS' EQUITY
    Preferred stock - par value $1 per share: authorized
      25,000,000 shares; none issued  . . . . . . . . . . . .                                                               -
    Common stock - par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury . . . . . . . . .                                                              61
    Additional paid-in capital  . . . . . . . . . . . . . . .                                                             305
    Translation and other adjustments . . . . . . . . . . . .                                                             (10)
    Retained earnings . . . . . . . . . . . . . . . . . . . .                                                           1,556
                                                                                                                        1,912
    Cost of shares held in the treasury: 5,370,976 shares . .                                                            (129)
      TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . .                                                           1,783
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . . .                                                         $12,251
                                                                       ======================================================


See the notes to the consolidated financial statements.

                      1 9 9 4   A N N U A L   R E P O R T

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                                       Parent               Financial
At year end 1993                                                      Company                Services            Consolidated
------------------------------------------------------------------------------------------------------------------------------------
                                                                                            (in millions)
ASSETS
    Cash  . . . . . . . . . . . . . . . . . . . . . . . . . .          $    9                  $  156                 $   165
    Mortgage loans held for sale  . . . . . . . . . . . . . .               -                     630                     630
    Loans receivable  . . . . . . . . . . . . . . . . . . . .               -                   2,755                   2,755
    Investments . . . . . . . . . . . . . . . . . . . . . . .               -                   4,407                   4,407
    Covered assets  . . . . . . . . . . . . . . . . . . . . .               -                     664                     664
    Trade and other receivables . . . . . . . . . . . . . . .             199                       -                     199
    Inventories . . . . . . . . . . . . . . . . . . . . . . .             258                       -                     258
    Property and equipment  . . . . . . . . . . . . . . . . .           2,346                      37                   2,383
    Other assets  . . . . . . . . . . . . . . . . . . . . . .             104                     484                     498
    Investment in affiliates  . . . . . . . . . . . . . . . .             488                       -                       -
      TOTAL ASSETS  . . . . . . . . . . . . . . . . . . . . .          $3,404                  $9,133                 $11,959
                                                                       ======================================================
LIABILITIES
    Deposits  . . . . . . . . . . . . . . . . . . . . . . . .          $    -                  $6,362                 $ 6,362
    Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances . . . . . . . . . . . . . . . . . . . . .               -                   1,725                   1,725
    Other liabilities . . . . . . . . . . . . . . . . . . . .             361                     458                     812
    Long-term debt  . . . . . . . . . . . . . . . . . . . . .           1,045                      76                   1,121
    Deferred income taxes . . . . . . . . . . . . . . . . . .             176                       -                     117
    Postretirement benefits . . . . . . . . . . . . . . . . .             122                       -                     122
      TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .          $1,704                  $8,621                 $10,259
                                                                       ------------------------------------------------------
SHAREHOLDERS' EQUITY
    Preferred stock - par value $1 per share: authorized
      25,000,000 shares; none issued  . . . . . . . . . . . .                                                               -
    Common stock - par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury . . . . . . . . .                                                              61
    Additional paid-in capital  . . . . . . . . . . . . . . .                                                             297
    Retained earnings . . . . . . . . . . . . . . . . . . . .                                                           1,482
                                                                                                                        1,840
    Cost of shares held in the treasury: 5,908,173 shares . .                                                           (140)
      TOTAL SHAREHOLDERS' EQUITY  . . . . . . . . . . . . . .                                                           1,700
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  . . . . . . . .                                                         $11,959
                                                                       ======================================================



See the notes to the consolidated financial statements.
Certain amounts have been reclassified to conform with current year's classification.

                       T E M P L E - I N L A N D   I N C.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Temple-Inland Inc. and Subsidiaries

For the year                                                             1994                    1993                    1992
-----------------------------------------------------------------------------------------------------------------------------
                                                                                            (in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
    Net income  . . . . . . . . . . . . . . . . . . . . . . .         $   131                 $   117               $     147
    ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH:  . . . .
      Cumulative effect of accounting changes . . . . . . . .               -                     (50)                      -
      Depreciation and depletion  . . . . . . . . . . . . . .             208                     197                     172
      Deferred taxes and tax credits  . . . . . . . . . . . .              47                      (2)                     20
      Amortization and accretion  . . . . . . . . . . . . . .              12                      13                      23
      Receivable from FDIC  . . . . . . . . . . . . . . . . .              19                      (1)                    119
      Mortgage loans held for sale  . . . . . . . . . . . . .             500                    (174)                   (192)
      Receivables . . . . . . . . . . . . . . . . . . . . . .             (41)                     15                      (2)
      Inventories . . . . . . . . . . . . . . . . . . . . . .              (1)                    (10)                    (23)
      Accounts payable and accrued expenses . . . . . . . . .             (16)                     49                      22
      Other . . . . . . . . . . . . . . . . . . . . . . . . .            (210)                    158                      67
                                                                          649                     312                     353
                                                                       ------------------------------------------------------
CASH PROVIDED BY (USED FOR) INVESTMENTS
    Capital expenditures  . . . . . . . . . . . . . . . . . .            (483)                   (354)                   (370)
    Sale of property and equipment, net . . . . . . . . . . .              19                      19                      12
    Purchases of securities available-for-sale  . . . . . . .            (146)                      -                       -
    Maturities of securities available-for-sale . . . . . . .              17                       -                       -
    Purchases of securities held-to-maturity  . . . . . . . .            (229)                   (295)                 (2,239)
    Maturities of securities held-to-maturity . . . . . . . .             790                   1,156                   1,306
    Loans originated net of principal collected . . . . . . .            (823)                   (670)                   (135)
    Proceeds from sale of securities
      held-to-maturity and loans  . . . . . . . . . . . . . .               -                      24                     129
    Reduction in Covered Assets . . . . . . . . . . . . . . .             244                     127                     473
    SAVINGS BANK ACQUISITIONS, NET  . . . . . . . . . . . . .             200                     (76)                      -
    Manufacturing acquisitions, net . . . . . . . . . . . . .             (60)                      -                      (6)
    Other . . . . . . . . . . . . . . . . . . . . . . . . . .              11                       4                      (1)
                                                                         (460)                    (65)                   (831)
                                                                       ------------------------------------------------------
CASH PROVIDED BY (USED FOR) FINANCING
    Additions to debt . . . . . . . . . . . . . . . . . . . .             348                     132                     308
    Payments of debt  . . . . . . . . . . . . . . . . . . . .             (54)                    (87)                   (208)
    Net increase (decrease) in securities sold
      under repurchase agreements and short-term
      borrowings  . . . . . . . . . . . . . . . . . . . . . .            (205)                    111                   1,274
    Purchase of stock for treasury  . . . . . . . . . . . . .              (1)                     (3)                     (2)
    Cash dividends paid to shareholders . . . . . . . . . . .             (57)                    (55)                    (53)
    Net decrease in deposits  . . . . . . . . . . . . . . . .             (92)                   (310)                   (891)
    Other . . . . . . . . . . . . . . . . . . . . . . . . . .              22                       5                       4
                                                                          (39)                   (207)                    432
                                                                       ------------------------------------------------------
Net increase (decrease) in cash and cash equivalents  . . . .             150                      40                     (46)
Cash and cash equivalents at beginning of year  . . . . . . .             165                     125                     171
Cash and cash equivalents at end of year  . . . . . . . . . .          $  315                $    165               $     125
                                                                       ======================================================



See the notes to the consolidated financial statements.
Certain amounts have been reclassified to conform with current year's classification.

                      1 9 9 4   A N N U A L   R E P O R T

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Temple-Inland Inc. and Subsidiaries

                                                                   Additional
                                                    Common          Paid-in     Other Equity         Retained         Treasury
                                                     Stock          Capital      Adjustments         Earnings           Stock
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 (in millions)
BALANCE AT DECEMBER 28, 1991  . . . . . . . . .        $61             $295            $   -           $1,326            $(151)
    Net income  . . . . . . . . . . . . . . . .          -                -                -              147                -
    Dividends paid on common
      stock--$.96 per share . . . . . . . . . .          -                -                -              (53)               -
    Stock issued for stock plans--
      384,192 shares reissued from
      treasury at cost  . . . . . . . . . . . .          -                -                -                -                9
    Stock reacquired for treasury--
      47,431 shares at cost . . . . . . . . . .          -                -                -                -               (2)
BALANCE AT JANUARY 2, 1993  . . . . . . . . . .        $61             $295            $   -           $1,420            $(144)
                                                       ------------------------------------------------------------------------
    Net income  . . . . . . . . . . . . . . . .          -                -                -              117                -
    Dividends paid on common
      stock--$1.00 per share  . . . . . . . . .          -                -                -              (55)               -
    Stock issued for stock plans--
      310,088 shares reissued from
      treasury at cost  . . . . . . . . . . . .          -                2                -                -                7
      Stock reacquired for treasury--
      79,377 shares at cost . . . . . . . . . .          -                -                -                -               (3)
BALANCE AT JANUARY 1, 1994  . . . . . . . . . .        $61             $297            $   -           $1,482            $(140)
                                                       ------------------------------------------------------------------------
    Net income  . . . . . . . . . . . . . . . .          -                -                -              131                -
    Translation and other
      adjustments . . . . . . . . . . . . . . .          -                -              (10)               -                -
    Dividends paid on common
      stock--$1.02 per share  . . . . . . . . .          -                -                -              (57)               -
    Stock issued for stock plans--
      608,713 shares reissued from
      treasury at cost  . . . . . . . . . . . .          -                8                -                -               14
    Stock reacquired for treasury--
      71,516 shares at cost . . . . . . . . . .          -                -                -                -               (3)
BALANCE AT DECEMBER 31, 1994  . . . . . . . . .        $61             $305             $(10)          $1,556            $(129)
                                                       ========================================================================

                       T E M P L E - I N L A N D   I N C.


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

        The consolidated financial statements include the accounts of Temple-Inland Inc. (the "Company") and all subsidiaries in which the Company has more than a 50 percent equity ownership. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification.

        Included as an integral part of the consolidated financial statements are separate summarized financial statements and notes for the Company's primary business groups as well as the significant accounting policies unique to each group.

EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of shares outstanding, including common stock equivalents, during the period. The weighted average shares outstanding was 55,890,000, 55,528,000 and 55,535,000 in 1994, 1993 and 1992, respectively.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, securities purchased under resell agreements, federal funds sold, and other short-term highly liquid instruments with original maturities of three months or less.

TRANSLATION OF INTERNATIONAL CURRENCIES

Balance sheets of the Company's international operations are translated into U.S. dollars at year end exchange rates, while statements of earnings are translated at average rates. Adjustments resulting from financial statement translations are reported as a component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in earnings.

NOTE B - STOCK OPTION AND PURCHASE PLANS

The Company has established stock option plans for key employees and directors. The plans provide for the granting of incentive stock options and/or nonqualified stock options, and prior to 1994, the plans permitted the grant of stock appreciation rights with all or part of any options so granted.

        Options for 643,201, 741,379 and 733,501 shares were exercisable at year end 1994, 1993 and 1992, respectively. An additional 1,737,930, 1,990,000 and 1,262,665 shares of common stock were available for grants at year end 1994, 1993 and 1992, respectively.

        A summary of activity under the option plans is presented below:

                                              Common Stock
                                        -------------------------
                                         Number       Price Range
                                        of Shares      Per Share
-----------------------------------------------------------------
Outstanding at December 28, 1991        1,527,999        $ 8-$46
Granted                                   204,519        $36-$54
Exercised                                (359,972)       $ 8-$36
Forfeited                                 (41,287)       $22-$54
Outstanding at January 2, 1993          1,331,259        $12-$54
Granted                                   288,312        $37-$51
Exercised                                (213,043)       $15-$36
Forfeited                                 (12,072)       $28-$54
Outstanding at January 1, 1994          1,394,456        $12-$54
Granted                                   267,696        $34-$53
Exercised                                (319,274)       $12-$36
Forfeited                                 (68,016)       $22-$54
OUTSTANDING AT DECEMBER 31, 1994        1,274,862        $12-$54
-----------------------------------------------------------------

        Additionally, a Restricted Stock Plan provides for a maximum of 300,000 shares of common stock to be reserved for awards at the discretion of the Board of Directors. At year end 1994, awards of 101,047 shares of common stock were outstanding at an average price of $49.24 per share.

        The Company has Savings and Stock Purchase Plans which permit participating employees to invest in the Company's common stock and other funds.

        In February 1995, options to purchase 317,983 shares of stock at an average price of $46.88 were granted and 42,166 shares were awarded under the Restricted Stock Plan.

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

        A summary of the components of net pension cost in 1994, 1993 and 1992 follows:

                                  1994        1993         1992
----------------------------------------------------------------
CHARGES (CREDITS)                        (in millions)
Service cost--benefits
  earned during the period      $ 12.7      $  9.6       $  9.5
Interest cost on projected
  benefit obligation              28.0        25.7         24.7
Actual return on plan assets      (3.7)      (59.0)       (28.4)
Net amortization and deferral    (38.6)       19.3        (10.1)
Net pension (credit) charge     $ (1.6)     $ (4.4)      $ (4.3)
----------------------------------------------------------------

                      1 9 9 4   A N N U A L   R E P O R T


        The following assumptions were used to measure net periodic pension cost for the defined benefit pension plans:

For the years                        1994       1993       1992
---------------------------------------------------------------
Discount rate                       8.25%      7.25%      8.50%
Expected long-term rate of return   9.00%      9.00%      9.00%
Average increase in compensation
    levels                          5.25%      4.25%      5.50%
---------------------------------------------------------------

        The impact of increasing the discount rate will not have a material effect on future earnings. The funded status of employee pension benefit plans at year end 1994 and 1993 is summarized below, based on valuation date of September 30:

                                              1994         1993
---------------------------------------------------------------
                                             (in millions)
Actuarial present value of
  benefit obligations:
        Vested benefits                    $ 322.5      $ 327.2
        Nonvested benefits                    19.0         29.5
     Accumulated benefit obligation        $ 341.5      $ 356.7
---------------------------------------------------------------
Projected benefit obligation for
    service rendered to date               $(380.7)     $(389.6)
Plan assets at fair value, primarily
    stocks and bonds                         420.3        435.0
Plan assets in excess of projected
    benefit obligation                        39.6         45.4
Prior service cost not yet recognized
    in net periodic pension cost                .3          (.2)
Unrecognized net loss from
    past experience different from that
    assumed                                   27.0         23.8
Unrecognized net asset at beginning
    of period, less amortization to date     (26.0)       (31.4)

Net pension asset included in the
    balance sheet                          $  40.9       $ 37.6
---------------------------------------------------------------

        The assets of the plans at December 31, 1994 include 380,998 shares of common stock of the Company having a market value of $17.2 million at that date.

NOTE D - POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

In 1993 the Company adopted FASB Statement No. 106, "Employer Accounting for Postretirement Benefits Other than Pensions". The Company elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits of $75 million ($115 million liability net of a deferred tax asset of $40 million), or $1.35 per share, which represents the accumulated postretirement benefit obligation (APBO) existing at adoption. The Company provides these benefits to eligible salaried and hourly employees who reach retirement age while employed by the Company.

        Summary information on the Company's plan as of year end 1994 and 1993 is as follows, based on valuation date of September 30:

                                              1994         1993
---------------------------------------------------------------
                                               (in millions)
Accumulated Postretirement
  Benefit Obligation
  Retirees                                  $ 61.8       $ 64.1
  Active participants, eligible to retire     14.6          7.9

  All other participants                      32.7         31.3
  Accrued postretirement benefit cost        109.1        103.3

  Plus unrecognized net gains                 18.8         18.6
  Unrecognized prior service cost             (2.4)           -
  Postretirement benefit liability          $125.5       $121.9
---------------------------------------------------------------

        The components of net postretirement benefit costs for 1994 and 1993 are as follows:

                                              1994         1993
---------------------------------------------------------------
                                              (in millions)
Service cost for benefits                     $1.9       $  1.7
Interest cost                                  7.3          9.2
Net amortization and deferral                 (.8)            -
Net postretirement charge                     $8.4        $10.9
---------------------------------------------------------------

        The discount rate used in determining the APBO as of December 31, 1994 was 8.25 percent. The assumed health care cost trend rate used in measuring the APBO was 11 percent in 1994, grading down to 6 percent in years 2010 and later. The assumptions as of January 1, 1994 included a 7.25 percent discount rate and health care trend rates beginning at 12 percent and declining to 6.75 percent in 2007 and thereafter. If the health care cost trend rate assumptions were increased by one percent, the APBO as of December 31, 1994 would be increased by 11 percent. The effect of the change on the components of service cost and interest cost of the net periodic postretirement cost for 1994 would be an increase of 11 percent.

NOTE E - TAXES ON INCOME

Taxes on income from continuing operations consisted of the following:

                                           Current     Deferred
---------------------------------------------------------------
                                              (in millions)
1994
Federal                                      $10.7      $  46.7
Investment tax credit deferred                   -         (2.4)
State and other                                6.8            -
                                             $17.5       $ 44.3
---------------------------------------------------------------
1993
Federal                                      $67.9       $(45.1)
Investment tax credit deferred                   -         (3.0)
State and other                                9.1            -
                                             $77.0       $(48.1)
---------------------------------------------------------------
1992
Federal                                      $17.5       $ 10.0
Investment tax credit deferred                   -         (3.5)
State and other                                6.0            -
                                             $23.5       $  6.5
---------------------------------------------------------------

                       T E M P L E - I N L A N D   I N C.


        Significant components of the Company's consolidated deferred tax assets and liabilities as of year end 1994 and 1993 are as follows:

                                              1994         1993
---------------------------------------------------------------
                                               (in millions)
DEFERRED TAX LIABILITIES:
    Depreciation                            $267.9       $234.4
    Depletion                                 39.6         39.0
    Pensions                                  13.8         12.3
      Total deferred tax liabilities         321.3        285.7
DEFERRED TAX ASSETS:
    Alternative minimum tax credits          121.0        128.6
    Assets with excess tax basis                 -        115.5
    Net operating loss carryforwards         204.0        102.1
    OPEB obligations                          43.9         42.7
    Other                                      7.9         11.5
      Total deferred tax assets              376.8        400.4
      Valuation allowance for deferred
        tax assets                         (219.0)       (231.5)
    Net deferred tax assets                  157.8        168.9
    Net deferred tax liabilities            $163.5       $116.8
---------------------------------------------------------------

        The components of the provision for deferred income taxes prior to the adoption of FASB 109 were as follows:

                                                           1992
---------------------------------------------------------------
                                                  (in millions)
Depreciation                                              $15.7
Investment tax credits                                     (3.5)
Pension expense                                             1.2
Other employee benefit plans                                (.6)
Other--net                                                 (6.3)
                                                           $6.5
---------------------------------------------------------------

        The differences between the consolidated effective income tax rate and the federal statutory income tax rates include the following:

                               1994           1993         1992
---------------------------------------------------------------
                                         (in millions)
Taxes on income at
  statutory rate              $67.7          $33.7        $60.2
Book benefit of FDIC
  assistance and other
  permanent items             (10.3)        (10.9)        (32.7)
Investment tax credits         (2.4)         (3.0)         (3.5)
State and foreign taxes         6.8            9.1          6.0
                              $61.8          $28.9        $30.0
---------------------------------------------------------------

        In fiscal year 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes", whereby the Company was required to adopt the liability method of computing deferred income taxes.

        The cumulative effect of adopting FASB Statement No. 109 as of January 1993, was to increase net earnings by $125 million, or $2.25 per share. As permitted under the new rules, prior years' financial statements have not been restated.

        As a result of the Omnibus Budget Reconciliation Act of 1993, the Company paid the government $47 million in 1994 for 1991 and 1992 deductions that this legislation eliminated. Income tax payments, net of refunds received, were $58 million, $19 million and $(2) million during 1994, 1993 and 1992, respectively.

        Investment tax credits were deferred and are being amortized as a reduction of income tax expense over the estimated useful lives of the related assets.

        Temple-Inland and Guaranty have net operating loss carryforwards which, if utilized, could result in tax savings of $164 million and $40 million, respectively, at December 1994. If unused, these carryforwards expire through the year 2009. The realization of Guaranty's loss carryforwards is limited to the future taxable income of Guaranty. The Company's alternative minimum tax credits may be carried forward indefinitely.

        Deferred taxes are not provided for earnings of non-U.S. subsidiaries that are intended to be permanently reinvested.

NOTE F - BUSINESS SEGMENT INFORMATION

Refer to "Business Segments" on page 25 for information relating to Revenues and Income Before Taxes, and page 31 for information relating to Capital Expenditures for the principal segments of business for the three years 1994, 1993 and 1992.

        Additional business segment information is presented below:

For the year                   1994           1993         1992
---------------------------------------------------------------
                                        (in millions)
IDENTIFIABLE ASSETS
Corrugated container      $ 1,688.4      $ 1,575.7    $ 1,615.2
Bleached paperboard           696.5          523.2        450.7
Building products             432.5          300.0        216.8
Timber and timberlands        465.1          453.7        419.8
Corporate and other
  activities                   26.2           63.6         84.3
                            3,308.7        2,916.2      2,786.8
Financial services          9,007.7        9,133.3      7,978.7
Reclassifications and
  eliminations                (65.7)        (90.2)            -
        TOTAL             $12,250.7      $11,959.3    $10,765.5
---------------------------------------------------------------
DEPRECIATION AND DEPLETION
Corrugated container      $   120.6      $   112.5    $    97.5
Bleached paperboard            43.3           40.1         32.1
Building products              23.2           22.6         22.7
Timber and timberlands         11.2           12.7         12.0
Other activities                2.0            3.2          3.2
                              200.3          191.1        167.5
Financial services              7.8            5.8          4.8
    TOTAL                 $   208.1      $   196.9    $   172.3
---------------------------------------------------------------

                      1 9 9 4   A N N U A L   R E P O R T

NOTE G - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly financial results for the years 1994 and 1993 are summarized below:

                             First    Second     Third   Fourth
                           Quarter   Quarter   Quarter  Quarter
---------------------------------------------------------------
                         (in millions except per share amounts)
1994
Total revenues              $706.3    $725.1    $755.0   $751.1
Manufacturing net sales      541.8     573.5     601.2    589.6
Manufacturing gross profit    79.8      89.8     103.8    132.5
Financial services
  operating income
  before taxes                17.0      14.4      12.8     12.1
Net income                    22.9      26.6      33.1     48.8

Earnings per Share             .41       .48       .59      .87
---------------------------------------------------------------
1993
Total revenues              $682.8    $702.6    $681.0   $669.4
Manufacturing net sales      536.7     543.7     518.6    501.7
Manufacturing gross profit    87.7      76.6      67.3     62.1
Financial services
  operating income
  before taxes and
  accounting change           17.0      18.5      16.5     15.5
Net income:
Net income before
  accounting changes          28.0      20.9      11.4      7.0
Cumulative effect of
  accounting changes          50.0         -         -        -
Net income                    78.0      20.9      11.4      7.0
Earnings per share:
  Before accounting
    changes                    .50       .38       .21      .12
  Effect of accounting
    changes                    .90         -         -        -
Earnings per Share            1.40       .38       .21      .12
---------------------------------------------------------------

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

        See page 31 for a discussion of commitments on construction projects.

                       T E M P L E - I N L A N D   I N C.

REPORT OF MANAGEMENT

MANAGEMENT REPORT ON FINANCIAL STATEMENTS

Management has prepared and is responsible for the Company's financial statements, including the notes thereto. They have been prepared in accordance with generally accepted accounting principles and necessarily include amounts based on judgments and estimates by management. All financial information in this annual report is consistent with that in the financial statements.

        The Company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring, and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The Company also maintains an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.


The Company's financial statements have been examined by Ernst & Young LLP, independent auditors, who have expressed their opinion with respect to the fairness of the presentation of the statements.


The Audit Committee of the Board of Directors, composed solely of outside directors, meets with the independent auditors and internal auditors to evaluate the effectiveness of the work performed by them in discharging their respective responsibilities and to assure their independent and free access to the Committee.

/s/ CLIFFORD J. GRUM
Clifford J. Grum
Chairman of the Board and
Chief Executive Officer


/s/ DAVID H. DOLBEN
David H. Dolben
Vice President and
Chief Accounting Officer


REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TEMPLE-INLAND INC.:

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of December 31, 1994 and January 1, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at December 31, 1994 and January 1, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

        As discussed in Notes D and E to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.



/s/ ERNST & YOUNG LLP
Houston, Texas
February 3, 1995