Form 10-K405, Exhibit 13
period 1995-12-30
TEMPLE INLAND INC
filed 1996-03-22
CIK 731939

                                                        Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations and Financial Condition

Results of operations including information regarding the principal business segments are shown below.

BUSINESS SEGMENTS

For the year                   1995    1994    1993    1992    1991    1990        1989    1988   1987   1986     1985
                             -----------------------------------------------------------------------------------------
(in millions)
REVENUES
Corrugated container         $1,825  $1,438  $1,249  $1,254  $1,148  $1,144      $1,138  $1,093   $964   $722     $684
Bleached paperboard             369     299     319     353     371     373         368     336    293    265      257
Building products               502     549     475     391     311     305         320     312    323    281      268
Other activities                  -      20      58      77      68      70          68      33     23     28       34
                             -----------------------------------------------------------------------------------------
   Manufacturing
      net sales               2,696   2,306   2,101   2,075   1,898   1,892       1,894   1,774  1,603  1,296    1,243
Financial services              764     632     635     638     609     509(a)       49      40     39     47       39
                             -----------------------------------------------------------------------------------------
   Total Revenues            $3,460  $2,938  $2,736  $2,713  $2,507  $2,401      $1,943  $1,814 $1,642 $1,343   $1,282
                             =========================================================================================

INCOME BEFORE TAXES
Corrugated container            344     102      21     112      76     151         208     221    151     39       50
Bleached paperboard              19     (22)    (12)     23      80      99         115      83     53     29       20
Building products                61     133      99      40       5       9          24      25     37     36       23
Other activities                  -       1      (2)     (2)      1      (2)         (1)      1      -     (6)       2
                             -----------------------------------------------------------------------------------------
   Operating profit             424     214     106     173     162     257         346     330    241     98       95
Financial services               98      56      68      64      54      52(a)       (2)      -      5     13       18
                             -----------------------------------------------------------------------------------------
                                522     270     174     237     216     309         344     330    246    111      113
Corporate expense               (22)    (14)    (11)    (15)    (16)    (21)        (13)    (20)   (12)   (13)      (8)
Parent company
   interest-net                 (73)    (67)    (69)    (48)    (38)    (26)        (26)    (23)   (23)   (19)     (10)
Other income                      4       4       2       3       5       7           7      17      9     30(b)    31(c)
                             -----------------------------------------------------------------------------------------
   Income before taxes       $  431  $  193  $   96  $  177  $  167  $  269      $  312  $  304   $220   $109     $126
                             =========================================================================================

During the five preceding fiscal years, the Company's cumulative total shareholder return compared with the Standard & Poor's 500 Stock Index and to the Standard & Poor's Paper Industry Index was as shown in the following table.

                                    [GRAPH]

         MEASUREMENT PERIOD                   TEMPLE-INLAND
        (FISCAL YEAR COVERED)                      INC.             S&P 500           S&P PAPER
1990                                              100.00             100.00             100.00
1991                                              165.55             130.47             126.84
1992                                              168.72             140.41             145.03
1993                                              168.57             154.56             159.84
1994                                              154.10             156.60             166.55
1995                                              153.49             214.86             183.38


(a) Includes operating results from the consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.
(b) Includes $15.3 million income net of federal income taxes from life insurance operations which were discontinued in 1990.
(c) Includes $11.3 million gain on the sale of Eastex Packaging subsidiary.





                                                         1995 Annual Report | 27

CORRUGATED CONTAINER

The Corrugated Container Group manufactures linerboard and corrugating medium at seven paper mills and converts it into corrugated shipping containers at 42 box plants located throughout the United States and in Puerto Rico, Mexico and South America. In addition, the Group operates six specialty converting plants.

     The Group earned $344 million in 1995, more than triple the $102 million earned in 1994. Revenue growth was 27 percent in 1995 compared with 15 percent in 1994.

     The strong global demand for boxes in 1994 carried over to the first half of 1995, providing the conditions for price improvement. Even though demand weakened in the second half of 1995, improved box prices held through most of 1995. In addition, the Company's strategy to become a diversified packaging company rather than simply a producer of shipping containers paid dividends in both 1995 and 1994 with revenues from the specialty packaging business growing toward a goal of 33 percent of the Group's total revenues. Tons of boxes sold were relatively unchanged in 1995 and were up 6 percent in 1994. For the second consecutive year, the combination of these factors allowed revenues and earnings as a percent of revenues to improve substantially.

     The earnings improvement occurred despite a much higher average cost in 1995 and 1994 of old corrugated containers (OCC), the primary raw material in over 42 percent of the Group's containerboard production. The cost of OCC was up $55 per ton in 1995 and $49 per ton in 1994.

     As indicated in the table below, mill production, curtailed by 132,000 tons to control inventory levels, totaled 2,514,000 tons in 1995, an 89,000 ton reduction from the previous year. Production of containerboard exceeded internal box plant usage by 317,000 tons in 1995, and 376,000 tons in both 1994 and 1993. Excess production was sold in the domestic and export markets.

                        1995        1994       1993
                   --------------------------------
(in tons)
MILL PRODUCTION    2,514,000   2,603,000  2,473,000
                   ================================

     Box production at the Mexican, Puerto Rican and South American converting facilities grew to 90,000 tons in 1995 from 40,000 tons in 1994.

      In May 1994, the Company purchased the stock of Rand-Whitney Packaging Corporation for $57.5 million. Included in the purchase were three manufacturing plants specializing in litho-laminate corrugated packaging and high graphics folding cartons. In 1995, the Company expanded this operation with an additional plant in Ontario, California, and acquired C.B. Displays of Rural Hall, North Carolina, a producer of point-of-sale packaging. This year, the Group also acquired a controlling interest in Wesland Container LLC in Little Rock, Arkansas, a producer of medical waste boxes. As a result of these acquisitions and expansions, the Company has the ability to service the national litho-laminate market.

     The table below shows the Corrugated Container Group sales in tons and dollars. The totals presented include not only boxes sold but also open market, domestic and export sales of linerboard and related products. After rising in 1994 in response to the initial surge in demand as the paper cycle turned upward, 1995's decrease in unit sales was primarily due to weaker market conditions.

CORRUGATED CONTAINER

                        1995        1994       1993
                     ------------------------------
UNIT SALES
(in thousands of tons)
   1st Qtr               602        628         598
   2nd Qtr               614         648        606
   3rd Qtr               564        622         593
   4th Qtr               553        594         597
                     ------------------------------
   For the year        2,333      2,492       2,394
                     ==============================

NET SALES
(in millions)
   1st Qtr           $ 433.4     $ 326.9    $ 318.5
   2nd Qtr             476.4       353.8      319.6
   3rd Qtr             464.9       371.2      307.8
   4th Qtr             450.1       386.3      302.6
                     ------------------------------
   For the year      1,824.8     1,438.2    1,248.5
                     ==============================





28 | Temple-Inland Inc.

BLEACHED PAPERBOARD

The Bleached Paperboard Group manufactures bleached paperboard at one mill in Evadale, Texas. This Group's products are sold to commercial printers and paperboard converters, including converters serving packaging, food service and office product markets.

     The Group reported income of $18.6 million in 1995 compared with a loss of $22.1 million in 1994. As a result of strengthening demand and improved product mix, average prices for bleached paperboard were up 30 percent over 1994 averages, which were 6 percent below 1993 levels. However, increased manufacturing costs offset some of the gain in pricing. Manufacturing costs were up 10 percent in 1995 compared with 1994 because of operational disruptions related to the various construction projects, the start-up of a new paper machine and an increase in fiber costs of 10 percent. Manufacturing costs were up 5 percent in 1994 compared with 1993, primarily because of increased fiber cost.

     The year opened with strong demand across all product lines and increasing prices. However, by mid-year demand began to decelerate and by year end was very weak, particularly in the packaging markets. This weakness coupled with start-up tonnage on the new paper machine caused finished goods inventories to grow significantly during the last half of 1995. Once demand recovers, inventory should decrease, but the improved product mix will require inventories to be maintained at higher than historic levels.

     The Group completed a $500 million modernization and expansion program during 1995. The cornerstone of this project is a new 550 ton per day paperboard machine capable of producing low density, lightweight bleached paperboard and bleached bristols. Other key elements of the expansion project included major technological upgrades on three existing paperboard machines, a pine fiberline, a coating plant, a power boiler, an extruder plant, a lime kiln and a concentrator. Additionally, one of the mill's recovery boilers was rebuilt during the third and fourth quarters of 1995. While these projects caused manufacturing costs to be higher during 1995, a return to normal production levels should significantly reduce costs as a result of this advanced technology.

     Before the modernization and expansion, the Evadale mill could efficiently manufacture about one-half of all bleached paperboard grades. However, with the addition of the new paperboard machine and the upgrades to the three existing machines, the mill will have the capability to produce most of these grades efficiently. The higher-end grades, primarily printing and low density folding carton, should have better margins than the commodity oriented grades.

     Temple-Inland Food Service Corporation ("Food Service") is an integrated paper converter that manufactures and markets paper containers and products for the food service industry. This operation has converting plants in Carlisle, Ohio, Sacramento and El Cajon, California, Denver, Colorado, and Farmersville, Louisiana. Products manufactured are sold to the fast food industry, retail consumer stores and to restaurants and cafeterias. Food Service enhances the Bleached Paperboard Group's ability to develop and market paper products for the food service industry. Food Service converted 65,583 and 51,919 tons of bleached paperboard and recorded revenues of $80.9 million and $57.9 million during 1995 and 1994, respectively.

     The table below lists the quarterly sales by product in tonnage and dollars. Changes in product mix from period to period may make historical comparisons difficult.

BLEACHED PAPERBOARD

                        1995        1994       1993
                     ------------------------------
UNIT SALES
(in thousands of tons)
Paperboard
   1st Qtr               120         106        116
   2nd Qtr                97         109        109
   3rd Qtr                83         112        103
   4th Qtr               100         103         98
                     ------------------------------
   For the year          400         430        426
                     ==============================
Pulp
   1st Qtr                16          20         38
   2nd Qtr                28          25         41
   3rd Qtr                20          24         33
   4th Qtr                35          18         22
                     ------------------------------
   For the year           99          87        134
                     ==============================

NET SALES
(in millions)
Paperboard
   1st Qtr           $  70.7     $ 51.1     $  63.9
   2nd Qtr              56.8      54.4         60.1
   3rd Qtr              54.4      56.3         53.7
   4th Qtr              67.1        55.6       51.0
                     ------------------------------
   For the year      $ 249.0     $217.4     $ 228.7
                     ==============================
Pulp
   1st Qtr           $   5.3     $   4.4    $  10.3
   2nd Qtr              12.8       5.3         10.3
   3rd Qtr               7.1       6.6          7.9
   4th Qtr              11.7       5.8          4.9
                     ------------------------------
   For the year      $  36.9     $ 22.1     $  33.4
                     ==============================
Food Service and Other
   1st Qtr           $  18.7     $  14.2    $  14.6
   2nd Qtr              22.7      16.3         16.5
   3rd Qtr              22.2      16.2         14.0
   4th Qtr              19.5      13.2         11.3
                     ------------------------------
   For the year      $  83.1     $ 59.9     $  56.4
                     ==============================





                                                         1995 Annual Report | 29

BUILDING PRODUCTS

The Building Products Group manufactures a diversified line of construction and commercial grade building materials at ten locations in Texas, Louisiana, Oklahoma, Arkansas, Alabama and Georgia. Three-fourths of its revenues are typically realized from wood-based materials made from Southern pine logs or log residues. These products include lumber, plywood, fiber products and particleboard sold to both residential and commercial market segments. The non-wood based business unit manufactures a variety of gypsum wallboard products which are sold to the same market segments.

     The Group's retail locations, which sell a broad range of building materials to the contractor and retail markets, accounted for 10 percent of Group net revenues in 1995. Approximately 15 percent of 1995's retail revenues were derived from Group manufactured products. Early in the fourth quarter, the Group sold its two Houston area retail operations, which historically accounted for about 80 percent of annual retail revenues.

     The Group earned $61.0 million in 1995, the third highest level in its history following record earnings of $132.6 million in 1994 and $99.1 million in 1993. Revenues were down 9 percent in 1995 compared with a 16 percent increase in 1994. The decrease in revenues from 1994 was attributable to lower lumber prices and decreased volume. The reverse was largely true in comparing 1994 with 1993. In addition to the effect of sales prices, earnings as a percent of revenues decreased compared with 1994 due to increases in the cost of pine sawtimber. Except for the gypsum wallboard unit, shipments across all product lines declined in 1995 as demand softened for building materials in conjunction with an approximate 8 percent reduction in housing starts.

     The following table provides information on unit sales volumes and net sales for each business unit.

BUILDING PRODUCTS

                        1995        1994       1993
                     ------------------------------
UNIT SALES
(in millions of board feet)
Pine lumber              493         509        484
(in millions of square feet)
Fiber products           422         441        440
Particleboard            329         347        319
Plywood                  217         260        265
Gypsum wallboard         813         796        782
                     ==============================

NET SALES
(in millions)
Pine lumber          $ 159.6     $ 185.7    $ 153.8
Fiber products          59.7        66.3       62.9
Particleboard           99.1       103.0       81.3
Plywood                 49.3        56.8       54.0
Gypsum wallboard        83.1        74.3       53.3
Retail distribution     51.3        58.4       60.0
Other                     .3         4.8       10.0
                     ------------------------------
For the year         $ 502.4     $ 549.3    $ 475.3
                     ==============================

     Pine lumber shipments of 493 million board feet dropped 3 percent from the record 509 million board feet of 1994, but remained slightly above volumes shipped in 1993. Lumber prices declined during the year and by the fourth quarter were 16 percent below the same period in 1994, the low for that year. Reduced building activity resulted in oversupplied markets with the market imbalance particularly aggravated by increasing Canadian lumber shipments into the U.S. The Canadian share of the U.S. market had grown to 35 percent in the second half of the year. Domestic producers were caught in an untenable situation resulting from deteriorating product prices and escalating raw material costs. The intense bidding for Southern pine stumpage that accompanied strong demand for lumber products in 1994 resulted in high stumpage prices well into 1995. This market imbalance resulted in some curtailment of production by southern producers by year-end.

     Plywood revenues in 1995 declined 13 percent from 1994 due to reduced sales volume. During the year, the Group's plywood plant was involved in a $3.8 million modernization project to upgrade its veneer process capability and associated construction activities periodically impacted production schedules. A construction related fire during the renovation accounted for over one-third of the total volume reduction. While plywood pricing normally tracks lumber pricing, the Group's sales prices advanced almost 5 percent over 1994 levels as the plant increased its higher grade items from 48 percent of production in 1994 to 58 percent in 1995.





30 | Temple-Inland Inc.

     By-product wood chips from the manufacture of lumber and plywood are shipped to the Company's two Texas paper mills and in 1995 represented about 24 percent of these two mill's pine fiber requirements. Chips supplied to the fiber products operation in 1995, as in prior years, represented over half its total fiber requirements.

     A combination of lower sales prices and reduced shipment volumes of siding products in 1995 resulted in a 10 percent reduction in revenues for fiber products. Downward pressure on siding prices resulted from the lower rate of housing starts combined with the growth in alternative siding products such as vinyl and cement fiberboard. However, TrimCraft(TM), the alternative lumber trim product, continued to gain acceptance at the builder level. Roof and wall insulation products represented about 40 percent of fiber products shipments in 1995 as they did in prior years.

     The Group manufactures particleboard from by-products of lumber processing at three mills in Texas, Alabama and Georgia. A fourth mill in Arkansas, at a cost of $65 million, was completed late in the fourth quarter, and will eventually increase existing capacity by about 50 percent, or 170 million square feet.

     Particleboard shipments in 1995 were 5 percent below levels of the prior year although prices finished the year up about 2 percent. During the second quarter demand abated due to excessive customer inventory levels, and the Group elected one week of unscheduled downtime at each of its three mills.

     Gypsum wallboard shipments increased 2 percent over 1994 and revenues were up 12 percent. Price levels, in response to demand, were particularly strong during the first half of the year. Even with some additional production into the markets by mid-year, demand for wallboard remained relatively firm throughout the last half, with fourth quarter prices equal to year ago levels. Value-added specialty products accounted for 34 percent of 1995 shipments, an increase of 21 percent over 1994.

TEMPLE-INLAND FINANCIAL SERVICES

The Company's Financial Services operations include a savings bank, mortgage banking, real estate development and insurance. The following selected financial information provides a detailed description of these operations.

TEMPLE-INLAND FINANCIAL SERVICES
SELECTED SEGMENT INFORMATION

Years ended December 31            1995       1994         1993
                              ---------------------------------
(in millions)
INCOME
Savings bank                  $    78.1   $    37.2   $    45.1
Mortgage banking                   20.3        15.9        19.9
Real estate                        (3.8)        (.6)       (1.5)
Insurance                           3.5         3.8         4.0
                              ---------------------------------
   Income before
   taxes and
   accounting change               98.1        56.3        67.5
Taxes on income                    27.3        15.3        18.8
                              ---------------------------------
Income before
      accounting change            70.8        41.0        48.7
Cumulative effect of
   accounting change                  -           -        52.3
                              ---------------------------------
      Net income              $    70.8   $    41.0   $   101.0
                              =================================

ASSETS
Savings bank                  $ 8,881.7   $ 8,707.8   $ 8,799.6
Mortgage banking                  157.0       122.2       131.8
Real estate                       238.4       214.7       224.7
Insurance                          19.1        21.4        31.0
Other activities                    1.6         1.6        13.9
Eliminations                      (86.7)      (60.0)      (67.7)
                              ---------------------------------
   Total assets               $ 9,211.1   $ 9,007.7   $ 9,133.3
                              =================================

LIABILITIES
Savings bank                  $ 8,405.2   $ 8,281.7   $ 8,415.2
Mortgage banking                  113.5        91.8        97.2
Real estate                       156.2       130.8       125.8
Insurance                          13.2        15.9        27.1
Other activities                    4.6         4.6        24.0
Eliminations                      (86.7)      (60.0)      (67.7)
                              ---------------------------------
   Total liabilities          $ 8,606.0   $ 8,464.8    $8,621.6
                              =================================

EQUITY
Savings bank                  $   476.5   $   426.1   $   384.3
Mortgage banking                   43.5        30.4        34.6
Real estate                        82.2        83.9        98.9
Insurance                           5.9         5.4         3.9
Other activities                   (3.0)       (2.9)      (10.0)
                              ---------------------------------
   Total equity               $   605.1   $   542.9   $   511.7
                              =================================





                                                         1995 Annual Report | 31

SAVINGS BANK

The Company's Savings Bank, Guaranty Federal Bank, F.S.B. ("Guaranty"), conducts its business through 113 banking centers located throughout Texas, including Houston, Dallas, San Antonio, Austin and the east Texas area. The primary business of Guaranty is to attract savings deposits from the public, be a major construction lender to the commercial and residential real estate industry, invest in loans secured by real estate mortgages, and provide a variety of loan products to consumers.

     Presented below is selected financial information for Guaranty:

GUARANTY FEDERAL BANK, F.S.B.
SELECTED FINANCIAL INFORMATION

Years ended December 31            1995        1994        1993
                              ---------------------------------
(dollars in millions)
INCOME AND
EXPENSE
Net interest income           $   179.5   $   149.2   $   135.4
Noninterest income                 37.7        25.0        19.5
Noninterest expense               124.6       130.5       104.9
Income before taxes and
   accounting change               78.1        37.2        45.1

AVERAGE BALANCE
SHEET
Total earning assets            8,819.5     8,544.7     8,720.7
Loans receivable and
   mortgage loans held
   for sale                     4,453.6     3,147.6     2,116.4
Mortgage-backed and
   investment securities        3,647.1     4,151.3     4,978.0
Securities purchased under
   resell agreements                  -       551.3     1,176.0
Covered assets                    298.6       536.2       405.7
Deposits                        6,721.3     6,681.6     5,838.3
Securities sold under
   repurchase agree-
   ments and FHLB
      advances                  1,873.0     1,714.2     2,726.9

KEY RATIOS
Yield on earning assets           6.87%       5.59%       5.32%
Cost of funds                     4.96%       3.91%       3.83%
                              ---------------------------------
Net spread                        1.91%       1.68%       1.49%
                              =================================

     When Guaranty was acquired in September 1988, its primary assets were mortgage loans, properties and notes receivable, all of which were guaranteed by agencies of the federal government. Corresponding liabilities were largely consumer deposits. Further acquisitions in the next two years were primarily cash assets offset by consumer deposit liabilities. The cash assets were converted to mortgage-backed securities, the interest rate on which was indexed to the cost of deposits in the FHLB Eleventh District Cost of Funds Index ("EDCOF"), which is primarily California institutions.

     The long-term target was to convert these securities to adjustable rate mortgage loans and by December 31, 1995, loans receivable comprised 57 percent of earning assets, up from 45 percent in the prior year. Over the next few years, this percentage should approach 80 percent of earning assets.

     Guaranty can fund its asset base with consumer deposits or short-term borrowings, including repurchase agreements. Since the earnings of a large portion of its assets are indexed to the EDCOF, the comparative cost of deposit liabilities of Guaranty with this index is important to profitability. In 1995, the seven basis point improvement in comparative cost increased income by approximately $3 million.

     Although the average balance of total earning assets remained virtually constant with 1994, the improved mix of loans receivable rather than investments and guaranteed assets improved net interest income by $30.3 million in 1995. This improved asset mix accounted for a portion of the 23 basis points increase in the net interest spread.

     In 1994, on similar asset balance, the better mix improved earnings by $13.8 million and the interest spread by 19 basis points.

     When new loans are originated, an estimated allowance for losses is provided. Thereafter, this provision is adjusted for actual experience. The increase in loans outstanding in both 1994 and 1995 is the primary reason for the increase in the loan loss provision.

     Noninterest income increased by $3.7 million in 1995 and $5.5 million in 1994. Noninterest income is comprised primarily of fees collected, including service charges on deposits. In addition, in 1995, Guaranty recognized a $9 million gain, representing its portion of gains on certain asset dispositions (see Note C on page 46 for additional information).

BIF/SAIF LEGISLATION

Both the House Banking Committee and the Senate Banking Committee approved legislation that would recapitalize the Savings Association Insurance Fund ("SAIF") and merge the SAIF with the Bank Insurance Fund ("BIF"). This proposed legislation would have imposed a one-time assessment estimated to be $58 million on the deposits of Guaranty and would have ultimately reduced future deposit insurance premiums by approximately $15 million per year. Due to the recent budget impasse in Congress, the Company is unable to predict when or if such legislation will be adopted or if the assessment would be less because of the favorable current experience of the insurance fund.





32 | Temple-Inland Inc.

ACQUISITIONS:

In June 1994, Guaranty purchased substantially all of the net assets of First Federal Savings Bank of San Antonio ("FFSB") for approximately $43 million. FFSB was a savings bank with ten banking centers in San Antonio, Texas, with assets at acquisition totaling approximately $363 million, consisting primarily of mortgage loans and cash.

     In November 1993, Guaranty purchased all of the outstanding stock of American Federal Bank, F.S.B. ("AFB") for approximately $156 million. Assets of AFB at acquisition totaled approximately $1.3 billion, principally $750 million in loans and $400 million in covered assets. See Note B on page 46 for additional information.

LIQUIDITY, INTEREST RATE RISK MANAGEMENT AND CAPITAL:

Guaranty is required by the Office of Thrift Supervision ("OTS") to maintain average daily balances of liquid assets and short-term liquid assets in amounts equal to 5 percent and 1 percent, respectively, of net withdrawable deposits and short-term borrowings. At December 31, 1995, Guaranty exceeded the required liquidity ratios.

     The operations of Guaranty are subject to a risk of interest rate fluctuation to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Since approximately 80 percent of Guaranty's assets have adjustable rates, this risk is significantly mitigated. A significant portion of Guaranty's investments in adjustable rate mortgage-backed securities have annual or lifetime caps that subject Guaranty to interest rate risk should rates rise above certain levels. To optimize net interest income while maintaining acceptable levels of interest rate and liquidity risk, Guaranty from time to time will enter into various interest rate contracts for purposes other than trading. See Note K on page 49 for additional information.

     OTS regulations require savings institutions to maintain certain minimum levels of capital. Guaranty's regulatory capital exceeded all applicable capital requirements at December 31, 1995. Note L on page 49 contains additional information concerning Guaranty's capital requirements.

MORTGAGE BANKING

Mortgage banking activity is conducted through Temple-Inland Mortgage Corporation ("TIMC"), a full service mortgage banker. TIMC arranges financing of single-family mortgage loans, then sells the loans into the secondary market (primarily FNMA, FHLMC and GNMA securities). The Group generally retains the servicing of these loans.

     A summary of selected financial information is provided below.

MORTGAGE BANKING
OPERATIONS SUMMARY

Years ended December 31            1995        1994        1993
                              ---------------------------------
(dollars in millions)
Revenues                      $      71   $      73   $     104
Income before taxes                  20          16          20
                              ---------------------------------
Portfolio roll-forward:
   Beginning servicing        $  10,068   $   9,067   $   7,746
   Purchased servicing            3,782       1,650           -
   New loans added,
      net of servicing
      released                      948         540       3,302
   Run-off                       (1,338)     (1,189)     (1,981)
                              ---------------------------------
   Ending servicing           $  13,460   $  10,068   $   9,067
Portfolio growth rate             33.7%       11.0%       17.0%
Run-off factor                    13.3%       13.1%       25.6%
Ending number of
   loans serviced               184,800     149,500     144,700
                              =================================

     The servicing portfolio grew from both internal production and acquisition to a record $13.5 billion during 1995. Servicing totaling $3.8 billion was acquired during the year. Another $4.4 billion in servicing was under contract at year end and will be added to the portfolio in 1996. The portfolio growth has allowed significant cost efficiencies. The cost to service a loan in 1995 was approximately 10 percent lower than the cost to service a loan in 1994.

     Increases in mortgage interest rates throughout most of 1995 and lower levels of new construction led to a decline in mortgage loan originations. Originations were $1.2 billion in 1995 compared with $2.1 billion in 1994. Accordingly, the size of the origination network continued to be reduced proportionately. Production operations expanded in early 1996 with the purchase of a 16-branch West Coast retail mortgage origination company. See Note B on page 46 for additional information.





                                                         1995 Annual Report | 33

REAL ESTATE GROUP

Real estate operations conducted by Lumbermen's Investment Corporation include development of residential subdivisions as well as management and sale of income properties. Land development projects include 19 residential subdivisions in Austin, Houston, San Antonio and Dallas, Texas, as well as Denver, Colorado and Tampa, Florida. At the end of 1995, land development inventory included 1,056 residential lots (695 under contract) and 5,096 acres of land. Lot sales for 1995 were 467 compared with 461 in 1994 and 526 in 1993.

     The Company owns ten commercial properties consisting of two hotels, two office buildings, two retail centers and four parcels of commercial land.

     Selected financial information related to these activities is shown below.

REAL ESTATE GROUP
OPERATIONS SUMMARY

Years ended December 31            1995        1994        1993
                              ---------------------------------
(in millions)
REVENUES:
   Residential                $    12.7   $     8.4   $     8.0
   Commercial                      19.4        21.1        18.3
   Interest and other               4.9         4.6         7.9
                              ---------------------------------
      Total                   $    37.0   $    34.1   $    34.2
                              =================================

INCOME (LOSS)
BEFORE TAXES:
   Residential                $    (1.9)  $    (2.6)  $    (3.5)
   Commercial                       2.0         2.1         1.1
   Interest and other              (3.9)        (.1)         .9
                              ---------------------------------
      Total                   $    (3.8)  $     (.6)  $    (1.5)
                              =================================

Shown below is the real estate group's pro rata share of the assets, liabilities and equity of joint ventures in which it is a partner.

REAL ESTATE GROUP
INVESTMENT IN JOINT VENTURES

Years ended December 31            1995        1994        1993
                              ---------------------------------
(in millions)
Assets                        $    20.1   $    19.7   $    18.6
Liabilities(a)                     19.0        18.6        17.5
Equity                              1.1         1.1         1.1
                              =================================

(a) Although the Company's pro rata share of joint venture notes payable total $18.1 million, the joint venture partners are in most instances jointly and severally liable for notes payable. The gross balance of these notes was $39.7 million at December 31, 1995. Where a venture partner is jointly and severally liable for notes payable, the partner also has rights against the other partners' interest in joint venture assets if payments above the normal partnership percentage are required.

INSURANCE

Timberline Insurance Managers, Inc. ("Timberline"), one of the largest insurance agencies in Texas, operates as a general agency selling a full range of insurance products including automobile, homeowners, business insurance, annuities, and life and health products. The agency also acts as the risk management department of the Company. Timberline currently has offices in Austin, Houston, Dallas/Fort Worth, El Paso and San Antonio, Texas.

     A summary of revenues and income before taxes is shown below.

INSURANCE
OPERATIONS SUMMARY

Years ended December 31            1995        1994        1993
                              ---------------------------------
(in millions)
Revenues                      $    16.5   $    18.4   $    21.1
Income before taxes                 3.5         3.8         4.0
                              =================================

ENVIRONMENTAL MATTERS

The Company is committed to protecting the health and welfare of its employees, the public, and the environment and strives to maintain compliance with all state and federal environmental regulations in a cost effective manner. In recent modernization programs at some of its mills, including the mill at Evadale, Texas, the Company has used state-of-the-art technology for air and water emissions. These forward-looking programs minimize the impact that changing regulations have on capital expenditures for environmental compliance.

     Future expenditures for environmental control facilities will depend on changing laws and regulations and technological advances. Given these uncertainties, the Company estimates that capital expenditures for anticipated environmental purposes during the period 1996 through 1998 will average $15 million each year.

     On December 17, 1993, the U.S. Environmental Protection Agency ("EPA") published extensive proposed regulations governing air and water emissions from the pulp and paper industry ("Cluster Rules"). The Company anticipates that these proposed regulations will change before becoming effective. Due to the uncertainty of the final form of the Cluster Rules, it is impossible to predict the exact capital expenditures necessary for compliance. Therefore, the estimated expenditures disclosed above do not include expenditures that may be mandated by the Cluster Rules. Based upon its interpretation of the Cluster Rules as currently proposed, the Company estimates that compliance





34 | Temple-Inland Inc.

could require modifications at several facilities. Some of these modifications can be included in modernization projects that will provide economic benefits to the Company. The extent of such benefits can increase these investments, but currently these expenditures are not expected to exceed $200 million over the next five years, and could be less if the Company's recovery boilers meet the new standards.

CAPITAL RESOURCES AND LIQUIDITY

The Company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, to service existing debt, to pay dividends and to meet normal working capital requirements.

     A summary of capital expenditures is shown below.

                                   1995        1994        1993
                              ---------------------------------
(in millions)
CAPITAL
EXPENDITURES
Corrugated container          $   153.3   $   114.9   $    87.5
Bleached paperboard               145.8       275.1       200.5
Building products                  67.6        43.4        26.1
Timber and timberlands             19.1        28.5        22.5
Other activities                     .3         1.2         3.7
                              ---------------------------------
Total manufacturing
   group                      $   386.1   $   463.1   $   340.3
                              =================================

     Capital expenditures of approximately $275 million are projected for 1996. Commitments on construction projects totaled $39 million at the end of 1995.

     Net interest expense incurred by the Parent Company is shown below.

                                   1995        1994        1993
                              ---------------------------------
(in millions)
PARENT COMPANY
INTEREST-NET
Interest expense              $   111.3   $    94.8   $    81.9
Capitalized interest              (38.6)      (27.7)      (12.5)
                              ---------------------------------
Interest expense--net         $    72.7   $    67.1   $    69.4
                              =================================

     Interest expense increased in 1995 and 1994 due to the higher levels of debt outstanding. In 1995, the Company issued $188 million of private placement debt ranging in maturities from 2002 to 2007. Also, during the year, a financial services entity borrowed $95 million against a revolving credit agreement. The increase in capitalized interest in 1995 and 1994 was due to higher levels of construction in progress associated primarily with the Bleached Paperboard Group's modernization and expansion project. Since this project was completed in 1995, capitalized interest in 1996 should be comparable to 1993 levels with interest expense not changing appreciably for 1996; net interest expense should increase. Parent Company interest paid during 1995, 1994 and 1993 was $95.4 million, $89.2 million and $80.9 million, respectively.

     In August 1995, the Board approved a stock repurchase program allowing the Company to repurchase up to 2.5 million shares. By year end, approximately 25 percent of this program had been achieved.

ACCOUNTING MATTERS--PRONOUNCEMENTS

In 1993, the Company implemented FASB Statements No. 109, "Accounting for Income Taxes", and No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions". The effect of the implementation of Statement No. 109 was to increase net income $125 million ($2.25 per share). The effect of the implementation of Statement No. 106, net of taxes, was to decrease income $75 million ($1.35 per share).





                                                         1995 Annual Report | 35

SELECTED FINANCIAL DATA

For The Year                       1995    1994    1993      1992    1991    1990       1989    1988   1987    1986     1985
                                ---------------------------------------------------------------------------------------------
(in millions, except per share data)
Total revenues                  $ 3,460 $ 2,938 $ 2,736   $ 2,713  $ 2,507 $2,401(a)  $1,943  $1,814 $1,642  $1,343   $1,282
Manufacturing net sales           2,696   2,306   2,101     2,075    1,898  1,892      1,894   1,774  1,603   1,296    1,243
Net income                          281     131     117(b)    147      138    232(a)     207     199    141      81       85
Capital expenditures:
      Manufacturing                 386     463     340       359      378    324        260     219    139     103      184
      Financial services             34      20      14        11        9      4          9       4      1       1        -
Depreciation and depletion:
      Manufacturing                 208     200     191       167      158    140        126     112     94      79       66
      Financial services              8       8       6         5        4      5          2       2      1       1        1
Earnings per share                 5.01    2.35    2.11b     2.65     2.51   4.20(a)    3.75    3.58   2.34    1.32     1.40
Dividends per common
   share                           1.14    1.02    1.00       .96      .88    .80        .58     .42    .35     .29      .26
Average shares
   outstanding                     56.1    55.9    55.5      55.5     55.2   55.4       55.3    55.7   60.3    61.1     60.8
Common shares
   outstanding
   at year end                     55.7    56.0    55.5      55.2     54.9   54.6       54.9    55.2   55.3    60.7     60.5
                                ---------------------------------------------------------------------------------------------

AT YEAR END
Total assets                    $12,764 $12,251 $11,959   $10,766  $10,068 $7,834(c)  $2,380  $2,247 $2,020  $1,894   $1,594
Long-term debt:
      Parent company              1,489   1,316   1,045       964      864    501        399     417    416     366      248
      Financial services            113      82      76        99       76     94         30      25     30      25       14
Ratio of total debt to total
      capitalization--parent
   company                          43%     43%     38%       38%      36%    26%        24%     29%    31%     28%      23%
Shareholders' equity              1,975   1,783   1,700     1,633    1,532  1,439      1,259   1,096    927     929      864
                                =============================================================================================

COMMON STOCK PRICES AND DIVIDEND INFORMATION

                                                           1995                               1994
                                              -----------------------------------------------------------------
                                                  Price Range                     Price Range
                                              -----------------------------------------------------------------
                                                High        Low   Dividends      High         Low   Dividends
                                              -----------------------------------------------------------------
First Quarter                                 $ 51      $ 44-5/8   $    .27    $ 54-3/4   $  45-3/4     $  .25
Second Quarter                                  47-3/4    41-1/2        .27      50-3/4      43-3/4        .25
Third Quarter                                   55-3/4    48            .30      56-3/4      46-7/8        .25
Fourth Quarter                                  52-3/8    42-1/2        .30      56-3/4      43            .27
                                                                 -----------                        -----------
Year                                            55-3/4    41-1/2       1.14      56-3/4      43           1.02
                                              =================================================================

(a) Includes operating results from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.
(b) Includes a $50 million or $.90 per share from cumulative effect of accounting changes.
(c) Includes Savings Bank assets from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.




36 | Temple-Inland Inc.

NOTE F | Deposits

Deposits consisted of the following:

At year end                         1995                    1994
                               --------------------------------------------
(dollars in millions)          Rate      Amount       Rate         Amount
                               --------------------------------------------
Noninterest bearing demand        -%   $   128.3          -%     $    185.3
Interest bearing demand        2.75%     1,028.4       2.75%        1,255.7
Savings deposits               2.25%       198.9       2.25%          247.4
Time deposits                  5.74%     5,017.9       5.19%        4,901.8
                               --------------------------------------------
                                         6,373.5                    6,590.2
Deposit premium                              3.5                        8.1
                               --------------------------------------------
                                       $ 6,377.0                 $  6,598.3
                               ============================================

Scheduled maturities of time deposits outstanding at December 31, 1995, are as follows:

Time deposits                      $100,000 Less than
in amounts of:                      or more  $100,000    Total
                                  ----------------------------
(in millions)
3 months or less                     $  88.9 $  699.3 $  788.2
Over 3 through 6 months                105.2    859.1    964.3
Over 6 through 12 months               170.6  1,316.8  1,487.4
Over 12 months                         237.5  1,540.5  1,778.0
                                  ----------------------------
                                     $ 602.2 $4,415.7 $5,017.9
                                  ============================

A summary of interest paid by the Group is shown below:

For the year                  1995     1994      1993
                              ------------------------
(in millions)
Interest on deposits          $317.7 $ 262.9  $  241.1
Interest on borrowed funds     115.9    79.0      99.2
                              ------------------------
                              $433.6 $ 341.9  $  340.3
                              ========================

     At December 31, 1995, time deposits maturity dates were as follows (in millions): 1996-$3,239.9; 1997-$1,110.5; 1998-$255.2; 1999-$242.3; 2000-$161.0;
2001 and thereafter-$9.0.

NOTE G | Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements were delivered to brokers/dealers who retained such securities as collateral for the borrowings and have agreed to resell the same securities back to Guaranty at the maturities of the agreements. The agreements generally mature within ninety days.

     Information concerning borrowings under repurchase agreements is summarized as follows:

                                               1995      1994
                                            ------------------
(dollars in millions)
At year-end:
   Weighted average interest rate             5.81%      6.11%
   Mortgage-backed securities pledged
      to secure the agreements:
           Carrying value                   1,699.6   $1,502.8

           Estimated market value           1,680.8    1,426.3
During the year:
   Average balance                          1,719.2    1,598.0
   Maximum month-end balance                1,914.1    2,300.2
                                            ==================

NOTE H | Federal Home Loan Bank Advances

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas ("FHLB"), advances are secured by a blanket floating lien on Guaranty's assets. The weighted average interest rate of the advances was 6.60 percent and 6.72 percent at December 31, 1995 and 1994, respectively. At December 31, 1995, the advances had calendar year maturity dates as follow (in millions): 1996-$100.0; 1997-$2.3; 1998-$2.5; 1999-$51.7.

NOTE I | Other Borrowings

Other borrowings, which represent borrowings of non-savings bank entities, consisted of the following:

At year end                         1995       1994
                                 ------------------
(in millions)
Long-term debt with an
   average rate of 7.44% during
   1995, due through 2000        $  95.0    $     -

Long-term debt at
   various rates which
   approximate prime,
   secured primarily
   by real estate                   17.7       81.7
                                 ------------------
                                 $ 112.7    $  81.7
                                 ==================

     In August 1995, a non-savings bank subsidiary entered into a secured variable rate revolving credit agreement with an initial credit line of $175 million that expires in 2000, of which $80 million remained unused at December 31, 1995.

     Maturities of other borrowings during the next five years are as follows:
1996-$0.8; 1997-$8.6; 1998-$12.8; 1999- $24.2; and 2000-$53.0.





48 | Temple-Inland Inc.

CONSOLIDATED STATEMENTS OF INCOME
Temple-Inland Inc. and Subsidiaries

For the year                                        1995        1994       1993
                                                 ------------------------------
(in millions)
REVENUES
   Manufacturing net sales                       $ 2,696    $  2,306   $  2,101
   Financial services revenues                       764         632        635
                                                 ------------------------------
                                                   3,460       2,938      2,736
                                                 ------------------------------

COSTS AND EXPENSES
   Manufacturing costs and expenses                2,294       2,106      2,006
   Financial services expenses                       666         576        567
                                                 ------------------------------
                                                   2,960       2,682      2,573
                                                 ------------------------------

OPERATING INCOME                                     500         256        163
   Parent company interest--net                      (73)       (67)        (69)
   Other                                               4           4          2
                                                 ------------------------------

INCOME BEFORE TAXES
   AND ACCOUNTING CHANGES                            431         193         96
   Taxes on income                                   150          62         29
                                                 ------------------------------

INCOME BEFORE ACCOUNTING CHANGES                     281         131         67
   Cumulative effect of accounting changes             -           -         50
                                                 ------------------------------

NET INCOME                                       $   281    $    131   $    117
                                                 ==============================

EARNINGS PER SHARE:
   Before Accounting Changes                     $  5.01    $   2.35   $   1.21
   Effect of Accounting Changes                        -           -        .90
                                                 ------------------------------
   Earnings Per Share                            $  5.01    $   2.35   $   2.11
                                                 ==============================

See the notes to the consolidated financial statements.





50 | Temple-Inland Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Temple-Inland Inc. and Subsidiaries

For the year                                              1995        1994       1993
                                                       -------------------------------
(in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                          $   281    $    131   $    117
   Adjustments to reconcile net income to net cash:
      Cumulative effect of accounting changes                -           -        (50)
      Depreciation and depletion                           216         208        197
      Deferred taxes and tax credits                        53          47         (2)
      Amortization and accretion                            18          12         13
      Receivable from FDIC                                 (18)         19         (1)
      Mortgage loans held for sale                          24         500       (174)
      Receivables                                          (42)       (41)         15
      Inventories                                          (71)        (1)        (10)
      Accounts payable and accrued expenses                (51)        (2)         47
      Collections and remittances on loans
         serviced for others, net                           96       (164)        122
      Other                                                (31)       (46)         36
                                                       -------------------------------
                                                           475         663        310
                                                       -------------------------------

CASH PROVIDED BY (USED FOR) INVESTMENTS
   Capital expenditures                                   (420)      (483)       (354)
   Proceeds from sale of property and equipment             16          19         19
   Purchases of securities available-for-sale              (54)      (146)          -
   Maturities of securities available-for-sale              12          17          -
   Purchases of securities held-to-maturity                  -       (229)       (295)
   Maturities of securities held-to-maturity               391         790      1,156
   Loans originated or acquired, net of principal
      collected on loans                                (1,009)      (823)       (670)
   Proceeds from sale of securities available-to-sale      192           -          -
   Proceeds from sale of securities
      held-to-maturity and loans                             -           -         24
   Reduction in Covered Assets                             343         244        127
   Savings bank acquisitions                                 -         200        (76)
   Manufacturing acquisitions                               (2)       (60)          -
   Other                                                   (23)         11         11
                                                       -------------------------------
                                                          (554)      (460)        (58)
                                                       -------------------------------

CASH PROVIDED BY (USED FOR) FINANCING
   Additions to debt                                       356         334        134
   Payments of debt                                       (165)       (54)        (87)
   Securities sold under repurchase agreements
      and short-term borrowings, net                       239       (205)        111
   Purchase of stock for treasury                          (24)        (1)         (3)
   Cash dividends paid to shareholders                     (64)       (57)        (55)
   Net decrease in deposits                               (217)       (92)       (310)
   Other                                                    (3)         22         (2)
                                                       -------------------------------
                                                           122        (53)       (212)
                                                       -------------------------------
Net increase in cash and cash equivalents                   43         150         40
Cash and cash equivalents at beginning of year             315         165        125
                                                       -------------------------------
Cash and cash equivalents at end of year               $   358    $    315   $    165
                                                       ===============================

See the notes to the consolidated financial statements.





                                                         1995 Annual Report | 51

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries



                                                                                Parent  Financial
At year end 1995                                                               Company   Services Consolidated
                                                                               -------------------------------
(in millions)
ASSETS
   Cash and cash equivalents                                                   $    15    $    343   $    358
   Mortgage loans held for sale                                                      -         106        106
   Loans receivable                                                                  -       4,764      4,764
   Mortgage-backed and investment securities                                         -       3,424      3,424
   Trade and other receivables                                                     285           -        283
   Inventories                                                                     338           -        338
   Property and equipment                                                        2,788          76      2,864
   Other assets                                                                    182         498        627
   Investment in affiliates                                                        605           -          -
                                                                               -------------------------------
      TOTAL ASSETS                                                             $ 4,213    $  9,211   $ 12,764
                                                                               ===============================

LIABILITIES
   Deposits                                                                    $     -    $  6,377   $  6,377
   Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances                                                                  -       1,759      1,759
   Other liabilities                                                               358         357        702
   Long-term debt                                                                1,489        113       1,602
   Deferred income taxes                                                           259           -        217
   Postretirement benefits                                                         132           -        132
                                                                               -------------------------------
      TOTAL LIABILITIES                                                        $ 2,238    $  8,606     10,789
                                                                               ===============================

SHAREHOLDERS' EQUITY
   Preferred stock--par value $1 per share: authorized
      25,000,000 shares; none issued                                                                        -
   Common stock--par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury                                                                61
   Additional paid-in capital                                                                             306
   Translation and other adjustments                                                                      (14)
   Retained earnings                                                                                    1,773
                                                                                                     ---------
                                                                                                        2,126
   Cost of shares held in the treasury: 5,731,411 shares                                                 (151)
                                                                                                     ---------
      TOTAL SHAREHOLDERS' EQUITY                                                                        1,975
                                                                                                     ---------

                                                                                                     ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                           $ 12,764
                                                                                                     =========

See the notes to the consolidated financial statements.





52 | Temple-Inland Inc.

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                                                Parent  Financial
At year end 1994                                                               Company   Services Consolidated
                                                                               -------------------------------
(in millions)
ASSETS
   Cash and cash equivalents                                                   $    13    $    302   $    315
   Mortgage loans held for sale                                                      -         130        130
   Loans receivable                                                                  -       3,675      3,675
   Mortgage-backed and investment securities                                         -       3,964      3,964
   Covered assets                                                                    -         418        418
   Trade and other receivables                                                     244           -        244
   Inventories                                                                     268           -        268
   Property and equipment                                                        2,621          50      2,671
   Other assets                                                                    175         469        566
   Investment in affiliates                                                        543           -          -
                                                                               -------------------------------
      TOTAL ASSETS                                                             $ 3,864    $ 9,008    $ 12,251
                                                                               ===============================

LIABILITIES
   Deposits                                                                    $     -    $  6,598   $  6,598
   Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances                                                                  -       1,520      1,520
   Other liabilities                                                               410         265        663
   Long-term debt                                                                1,316          82      1,398
   Deferred income taxes                                                           229           -        163
   Postretirement benefits                                                         126           -        126
                                                                               -------------------------------
      TOTAL LIABILITIES                                                        $ 2,081    $  8,465     10,468
                                                                               ===============================

SHAREHOLDERS' EQUITY
   Preferred stock--par value $1 per share: authorized
      25,000,000 shares; none issued                                                                        -
   Common stock--par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury                                                                61
   Additional paid-in capital                                                                             305
   Translation and other adjustments                                                                      (10)
   Retained earnings                                                                                    1,556
                                                                                                     ---------
                                                                                                        1,912
   Cost of shares held in the treasury: 5,370,976 shares                                                 (129)
                                                                                                     ---------
      TOTAL SHAREHOLDERS' EQUITY                                                                        1,783
                                                                                                     ---------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                           $ 12,251
                                                                                                     =========


See the notes to the consolidated financial statements.





                                                         1995 Annual Report | 53

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Temple-Inland Inc. and Subsidiaries

                                                      Additional      Other
                                              Common     Paid-in     Equity   Retained    Treasury
                                               Stock     CapitalAdjustments   Earnings       Stock      Total
                                             -----------------------------------------------------------------
(in millions)
BALANCE AT JANUARY 2, 1993                   $    61     $ 295     $      -    $ 1,420    $  (144)   $  1,632
   Net income                                      -           -          -        117           -        117
   Dividends paid on common
      stock--$1.00 per share                      -            -          -        (55)          -        (55)
   Stock issued for stock plans--
      310,088 shares                               -           2          -          -           7          9
   Stock reacquired for treasury--
      79,377 shares                                -           -          -          -         (3)         (3)
                                             -----------------------------------------------------------------

BALANCE AT JANUARY 1, 1994                   $    61    $    297   $      -    $ 1,482    $  (140)   $  1,700
                                             =================================================================
   Net income                                      -           -          -        131           -        131
   Translation and other
      adjustments                                  -           -        (10)         -           -        (10)
   Dividends paid on common
      stock--$1.02 per share                       -           -          -        (57)          -        (57)
   Stock issued for stock plans--
      608,713 shares                               -           8          -          -          14         22
   Stock reacquired for treasury--
      71,516 shares                                -           -          -          -         (3)         (3)
                                             -----------------------------------------------------------------

BALANCE AT DECEMBER 31, 1994                 $    61    $    305   $    (10)   $ 1,556    $  (129)   $  1,783
                                             =================================================================
   Net income                                      -           -          -        281           -        281
   Translation and other
      adjustments                                  -           -         (4)         -           -         (4)
   Dividends paid on common
      stock--$1.14 per share                       -           -          -        (64)          -        (64)
   Stock issued for stock plans--
      154,109 shares                               -           1          -          -           2           3
   Stock reacquired for treasury--
      514,544 shares                               -           -          -          -        (24)        (24)
                                             -----------------------------------------------------------------

BALANCE AT DECEMBER 30, 1995                 $    61    $    306   $    (14)   $ 1,773    $  (151)   $  1,975
                                             =================================================================

See the notes to the consolidated financial statements.





54 | Temple-Inland Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 | Summary of Significant Accounting Policies

BASIS OF CONSOLIDATION

The consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles and with current financial reporting requirements. However, because certain assets and liabilities are in separate corporate entities, the consolidated assets are not available to satisfy all consolidated liabilities.

     The consolidated financial statements include the accounts of the Company and all subsidiaries in which the Company has more than a 50 percent equity ownership. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification.

     Included as an integral part of the consolidated financial statements are separate summarized financial statements and notes for the Company's primary business groups as well as the significant accounting policies unique to each group. EARNINGS PER SHARE

Earnings per share are based upon the weighted average number of shares outstanding, including common stock equivalents, during the year. The weighted average shares outstanding was 56,064,000, 55,890,000 and 55,528,000 in 1995,
1994 and 1993, respectively.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, securities purchased under resell agreements, federal funds sold, and other short-term liquid instruments with original maturities of three months or less.

USE OF ESTIMATES

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TRANSLATION OF INTERNATIONAL CURRENCIES

Balance sheets of the Company's international operations where the functional currency is other than the U.S. dollar are translated into U.S. dollars at year-end exchange rates. Adjustments resulting from financial statement translation are reported as a component of shareholders' equity. For other international operations where the functional currency is the U.S. dollar, inventories, property, plant and equipment are translated at the rate of exchange on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in net income.

     Income and expense items are converted to U.S. dol-lars at average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in earnings and are not material.

PENDING ACCOUNTING POLICY CHANGES

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company will adopt Statement 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

     In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation". Under the provisions of FASB 123, companies can elect to account for stock-based compensation plans using a fair value based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". FASB 123 requires that companies electing to continue using the intrinsic value method must make pro forma disclosures of net income and earnings per share as if the fair value based method had been applied. The Company's required adoption date for FASB 123 is January 1, 1996. Presently, the Company anticipates continuing to account for stock-based compensation using APB 25.

NOTE 2 | Stock-Based Compensation

The Company has established stock option plans for key employees and directors. The plans provide for the granting of nonqualified stock options and/or incentive stock options, and prior to 1994, the plans permitted the grant of stock appreciation rights with all or part of any options so granted.

     Options for 717,618, 643,201 and 741,379 shares were exercisable at year end 1995, 1994 and 1993, respectively. An additional 1,431,172 shares of common stock were available for grants at December 30, 1995.





                                                         1995 Annual Report | 55

A summary of activity under the option plans is presented below:

COMMON STOCK

                                        Number      Price Range
                                      of Shares       Per Share
                                      ----------------------------
Outstanding at January 2, 1993        1,331,259     $ 12  -  $ 54
Granted                                 288,312     $ 37  -  $ 51
Exercised                              (213,043)    $ 15  -  $ 36
Forfeited                               (12,072)    $ 28  -  $ 54
                                      ----------------------------

Outstanding at January 1, 1994        1,394,456     $ 12  -  $ 54
Granted                                 267,696     $ 34  -  $ 53
Exercised                              (319,274)    $ 12  -  $ 36
Forfeited                               (68,016)    $ 22  -  $ 54
                                      ----------------------------

Outstanding at December 31, 1994      1,274,862     $ 12  -  $ 54
Granted                                 326,258     $ 31  -  $ 47
Exercised                              (145,564)    $ 12  -  $ 42
Forfeited                               (51,053)    $ 28  -  $ 54
                                      ----------------------------

Outstanding at December 30, 1995      1,404,503     $ 12  -  $ 54
                                      ============================

     Additionally, a restricted stock plan provides for a maximum of 300,000 shares of restricted common stock to be reserved for awards. At year end 1995, awards of 124,472 shares of common stock were outstanding at an average price of $49.81 per share.

NOTE 3 | Pension Plans

The Company and its subsidiaries have pension plans covering substantially all employees. Plans covering salaried and nonunion hourly employees provide benefits based on compensation and years of service, while union hourly plans are based on negotiated benefits and years of service. The Company's policy is to fund amounts on an actuarial basis to provide assets sufficient to meet the benefits to be paid in accordance with the requirements of ERISA.

     A summary of the components of net pension cost in 1995, 1994 and 1993 follows:

                                   1995       1994     1993
                                 ----------------------------
(in millions)
CHARGES (CREDITS)
Service cost--benefits
   earned during the
   period                        $  11.6    $  12.7   $   9.6
Interest cost on projected
   benefit obligation               30.6       28.0      25.7
Actual return on plan
   assets                         (72.0)      (3.7)    (59.0)
Net amortization and
      deferral                      31.0     (38.6)      19.3
Net pension
                                 ----------------------------
   charge (credit)               $   1.2    $ (1.6)   $ (4.4)
                                 ============================

The following assumptions were used to measure net periodic pension cost for the defined benefit pension plans:

For the years                       1995       1994    1993
                                 ----------------------------
Discount rate                      7.75%      8.25%     7.25%
Expected long-term
   rate of return                  9.00%      9.00%     9.00%
Average increase in
   compensation levels             4.75%      5.25%     4.25%
                                 ============================

The funded status of employee pension benefit plans at year end 1995 and 1994 is summarized below:

                                               1995    1994
                                            -----------------
(in millions)
Actuarial present value of benefit obligations:
   Vested benefits                          $ 360.6   $ 322.5
   Nonvested benefits                          28.1      19.0
                                            -----------------
      Accumulated benefit obligation        $ 388.7   $ 341.5
                                            =================

Projected benefit obligation for
   service rendered to date                 $(426.5)  $(380.7)
Plan assets at fair value,
   primarily stocks and bonds                 472.8     420.3
                                            -----------------
Plan assets in excess of projected
   benefit obligation                          46.3      39.6
Prior service cost not yet recognized
   in net periodic pension cost                  .4        .3
Unrecognized net loss from past
   experience different from
   that assumed                                15.1      27.0
Unrecognized net asset at beginning
   of period, less amortization to date       (21.4)    (26.0)
                                            -----------------
Net pension asset included in the
   balance sheet                            $  40.4   $  40.9
                                            =================

NOTE 4 | Postretirement Benefits Other Than Pensions

In 1993, the Company adopted FASB Statement No. 106, "Employer Accounting for Postretirement Benefits Other than Pensions". The Company elected to immediately recognize the cumulative effect of the change in accounting for postretirement benefits of $75 million ($115 million liability net of a deferred tax asset of $40 million), or $1.35 per share, which represents the accumulated postretirement benefit obligation (APBO) existing at adoption. The Company provides these benefits to eligible salaried and hourly employees who reach retirement age while employed by the Company.

     Summary information on the Company's plan as of year end 1995 and 1994 is as follows:

                                               1995    1994
                                            -----------------
(in millions)
ACCUMULATED POSTRETIREMENT
BENEFIT OBLIGATION
   Retirees                                 $  63.4   $  61.8
   Active participants, eligible
      to retire                                16.8      14.6
   All other participants                      41.5      32.7
                                            -----------------
   Accrued postretirement
      benefit cost                            121.7     109.1
   Unrecognized net gains                      12.0      18.8
   Unrecognized prior service cost             (2.1)     (2.4)
                                            -----------------

   Postretirement benefit liability         $ 131.6   $ 125.5
                                            =================

The components of net postretirement benefit costs for 1995, 1994 and 1993 are as follows:

                                    1995       1994    1993
                                 ----------------------------
(in millions)
Service costs for benefits       $   2.6    $   1.9   $   1.7
Interest cost                        8.7        7.3       9.2
Net amortization and
   deferral                          (.4)       (.8)        -
                                 ----------------------------

Net postretirement
   charge                        $  10.9    $   8.4   $  10.9
                                 ============================





56 | Temple-Inland Inc.

     The discount rate used in determining the APBO as of December 30, 1995 was
7.75 percent. The assumed health care cost trend rate used in measuring the APBO was 11 percent in 1995, declining to six percent in years 2010 and later. The assumptions for 1994 included an 8.25 percent discount rate and health care trend rates beginning at 11 percent and declining to six percent in 2010 and thereafter. If the health care cost trend rate assumptions were increased by one percent, the APBO as of December 30, 1995 would be increased by nine percent and the net periodic postretirement costs for 1995 would be increased by 11 percent.

NOTE 5 | Taxes on Income

Taxes on income from operations consisted of the following:

                                            Current  Deferred
                                            -----------------
(in millions)
1995
Federal                                     $  87.2   $  48.2
State and other                                11.9       2.7
                                            -----------------
                                            $  99.1   $  50.9
                                            =================
1994
Federal                                     $  10.7   $  43.7
State and other                                 6.8        .6
                                            -----------------
                                            $  17.5   $  44.3
                                            =================
1993
Federal                                     $  67.9   $ (49.2)
State and other                                 9.1       1.1
                                            -----------------
                                            $  77.0   $ (48.1)
                                            =================

     Significant components of the Company's consolidated deferred tax assets and liabilities as of year end 1995 and 1994 are as follows:

                                               1995      1994
                                            -----------------
(in millions)
DEFERRED TAX LIABILITIES:
   Depreciation                             $ 297.8   $ 267.8
   Depletion                                   37.7      39.6
   Pensions and other                          48.7      13.8
                                            -----------------
        Total deferred tax liabilities        384.2     321.2
                                            =================

DEFERRED TAX ASSETS:
   Alternative minimum tax credits            169.7     121.0
   Net operating loss carryforwards            80.6     204.0
   OPEB obligations                            46.2      43.9
   Other                                        4.2       7.9
                                            -----------------
        Total deferred tax assets             300.7     376.8

VALUATION ALLOWANCE                          (133.0)   (219.0)
                                            -----------------
      Net deferred tax liability            $ 216.5   $ 163.4
                                            =================


     The differences between the consolidated effective income tax rate and the federal statutory income tax rates include the following:


                                    1995       1994      1993
                                 ----------------------------
(in millions)
Taxes on income at
   statutory rate                $ 150.9    $  67.7   $  33.7
Book benefit of FDIC
   assistance and other
   permanent items                  (9.8)     (10.3)    (10.9)
State and other taxes                8.9        4.4       6.1
                                 ----------------------------
                                 $ 150.0    $  61.8   $  28.9
                                 ============================

     In fiscal year 1993, the Company adopted FASB Statement No. 109, "Accounting for Income Taxes", whereby the Company was required to adopt the liability method of computing deferred income taxes. The cumulative effect of adopting FASB Statement No. 109 as of January 1993 was to increase net earnings by $125 million, or $2.25 per share.

     Income tax payments, net of refunds received, were $74 million, $58 million and $19 million during 1995, 1994 and 1993, respectively.

     Temple-Inland has net operating loss carryforwards which expire through the year 2009. Alternative minimum tax credits may be carried forward indefinitely.

     The decrease in the valuation allowance results from the Termination Agreement which included payments to the FSLIC Resolution Fund for its share of the tax benefits the Company received from the Assistance Agreements. The remaining valuation allowance represents accruals for deductions that are uncertain and accordingly have not been recognized for financial reporting purposes.

NOTE 6 | Fair Value of Financial Instruments

The carrying amounts and fair values of financial instruments were as follows:

                                   1995             1994
                            ------------------------------------
                            Carrying     Fair  Carrying     Fair
                              Amount    Value    Amount    Value
                            ------------------------------------
(in millions)
FINANCIAL ASSETS
Loans receivable            $4,764.4  4,798.7  $3,674.8 $3,624.2

Mortgage-backed and
   investment securities     3,423.6  3,368.4   3,964.2  3,753.0
Covered assets                     -        -     418.1    418.1
                            ====================================

FINANCIAL
LIABILITIES
Deposits                     6,377.0  6,627.4   6,598.3  6,567.3
FHLB advances                  155.0    160.3     154.5    156.1
Long-term debt               1,601.6  1,701.3   1,397.5  1,396.5
                            ====================================


OFF-BALANCE-SHEET
INSTRUMENTS
Commitments to extend
   credit                          -     (1.3)        -     (4.3)
Interest rate swaps                -        -         -      (.9)
                            ====================================





                                                         1995 Annual Report | 57

     Differences between fair value and carrying amounts are primarily due to instruments which provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. The fair value of cash and cash equivalents, trade and other receivables, securities sold under agreements to repurchase and mortgage loans held for sale consistently approximate the carrying amount due to their short-term nature and are excluded from the above table. The fair value of mortgage-backed and investment securities and off balance sheet instruments are based on quoted market prices. Other financial instruments are valued using discounted cash flows. The discount rates used represent current rates for similar instruments.

NOTE 7 | Business Segment Information

Refer to "Business Segments" on page 27 for information relating to Revenues and Income Before Taxes, and page 35 for information relating to Capital Expenditures for the business segments for the three years 1995, 1994 and 1993.

     Identifiable assets by business segment are those assets specifically used in Company operations in each segment. The results of the timber and timberlands operations are allocated to the manufacturing groups based upon fiber usage. Corporate assets are principally cash and office buildings.

     Additional business segment information is presented below:

For the year                        1995       1994      1993
                               -------------------------------
(in millions)
IDENTIFIABLE
ASSETS
Corrugated container           $ 1,823.6   $1,709.3   $1,580.3

Bleached paperboard                956.3      838.7      596.1
Building products                  280.3      248.1      223.2
Timber and timberlands             490.6      466.1      453.7
Corporate and other
   activities                       44.7       46.5       62.9
                               -------------------------------
                                 3,595.5    3,308.7    2,916.2
Financial services               9,211.1    9,007.7    9,133.3
Reclassifications and
   eliminations                    (42.2)     (65.7)     (90.2)
                               -------------------------------
       Total                   $12,764.4   12,250.7   11,959.3
                               ===============================


DEPRECIATION
AND DEPLETION
Corrugated container           $   124.4   $  120.6   $  112.5
Bleached paperboard                 46.6       43.3       40.1
Building products                   24.0       23.2       22.6
Timber and timberlands              12.2       11.2       12.7
Corporate and other
   activities                         .4        2.0        3.2
                               -------------------------------
                                   207.6      200.3      191.1
Financial services                   8.1        7.8        5.8
                               -------------------------------
      Total                    $   215.7   $  208.1   $  196.9
                               ===============================

NOTE 8 | Summary of Quarterly Results of Operations (Unaudited)

Selected quarterly financial results for the years 1995 and 1994 are summarized below:

                                   First     Second     Third    Fourth
                                 Quarter    Quarter   Quarter   Quarter
                                 ---------------------------------------
(in millions except
per share amounts)
1995
Total revenues                   $ 834.7    $ 889.0   $ 869.7   $ 867.1
Manufacturing net sales            660.8      697.5     673.7     664.2
Manufacturing gross profit         150.7      167.2     187.6     153.5
Financial services operating
   income before taxes              14.2       24.0      24.9      35.0
Net income                          58.3       72.9      84.8      65.0
Earnings per Share                  1.04       1.30      1.51      1.16
                                 ======================================

1994
Total revenues                   $ 706.3    $ 725.1   $ 755.0   $ 751.1
Manufacturing net sales            541.8      573.5     601.2     589.6
Manufacturing gross profit          79.8       89.8     103.8     132.5
Financial services operating
   income before taxes              17.0       14.4      12.8      12.1
Net income                          22.9       26.6      33.1      48.8
Earnings per Share                   .41        .48       .59       .87
                                 ======================================

NOTE 9 | Shareholder Rights Plan

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

NOTE 10 | Commitments and Contingencies

There are pending against the Company and its subsidiaries lawsuits, claims and environmental matters arising in the regular course of business.

     In the opinion of management, recoveries, if any, by plaintiffs or claimants that may result from the foregoing litigation and claims will not be material in relation to the consolidated financial statements of the Company and its subsidiaries.

     See page 35 for a discussion of commitments on construction projects.





58 | Temple-Inland Inc.

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


/s/CLIFFORD J. GRUM
CLIFFORD J. GRUM
Chairman of the Board and
Chief Executive Officer

/s/ DAVID H. DOLBEN
DAVID H. DOLBEN
Vice President and
Chief Accounting Officer



REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TEMPLE-INLAND INC.:

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of December 30, 1995 and December 31, 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at December 30, 1995 and December 31, 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Notes 4 and 5 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefits other than pensions and income taxes.


/s/ ERNST & YOUNG
Houston, Texas
February 2, 1996





                                                         1995 Annual Report | 59