Form 10-K, Exhibit 13
period 1996-12-28
TEMPLE INLAND INC
filed 1997-03-17
CIK 731939

                                                                      EXHIBIT 13



MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations and Financial Condition

Results of operations, including information regarding the principal business segments, are shown below.

BUSINESS SEGMENTS(*)

FOR THE YEAR                 1996     1995     1994      1993    1992       1991     1990     1989      1988     1987      1986
--------------------------------------------------------------------------------------------------------------------------------
(in millions)
REVENUES
Paper                      $2,082   $2,198   $1,740    $1,572  $1,610     $1,519   $1,517   $1,506    $1,429   $1,257    $  987
Building products             563      533      575       497     409        311      305      320       312      323       281
Other activities               --       --       20        58      77         68       70       68        33       23        28
--------------------------------------------------------------------------------------------------------------------------------
  Manufacturing
    net sales               2,645    2,731    2,335     2,127   2,096      1,898    1,892    1,894     1,774    1,603     1,296
Financial services            815      764      632       635     638        609      509(b)    49        40       39        47
--------------------------------------------------------------------------------------------------------------------------------
  Total revenues           $3,460   $3,495   $2,967    $2,762  $2,734     $2,507   $2,401   $1,943    $1,814   $1,642    $1,343
================================================================================================================================

INCOME BEFORE TAXES
Paper                      $  113   $  357   $   74    $    6  $  135     $  156   $  250   $  323    $  304   $  204    $   68
Building products             102       67      139       102      40          5        9       24        25       37        36
Other activities               --       --        1        (2)     (2)         1       (2)      (1)        1       --        (6)
--------------------------------------------------------------------------------------------------------------------------------
  Operating profit            215      424      214       106     173        162      257      346       330      241        98
Financial services             63(a)    98       56        68      64         54       52(b)    (2)       --        5        13
--------------------------------------------------------------------------------------------------------------------------------
                              278      522      270       174     237        216      309      344       330      246       111
Corporate expense             (17)     (22)     (14)      (11)    (15)       (16)     (21)     (13)      (20)     (12)      (13)
Parent Company
  interest - net             (110)     (73)     (67)      (69)    (48)       (38)     (26)     (26)      (23)     (23)      (19)
Other income                    5        4        4         2       3          5        7        7        17        9        30(c)
--------------------------------------------------------------------------------------------------------------------------------
  Income before taxes      $  156   $  431   $  193    $   96  $  177     $  167   $  269   $  312    $  304   $  220    $  109
================================================================================================================================

* Reclassified to conform to 1996 presentation related to the realignment into three business segments, which include (1) the consolidation of the corrugated container and the bleached paperboard operations into a single Paper Group, and (2) the transfer of the Rome sawmill from the corrugated container operations to the Building Products Group

(a)Includes a one-time assessment of $44 million to recapitalize the Savings Association Insurance Fund (SAIF)

(b)Includes operating results from the consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990

(c)Includes $15.3 million income net of federal income taxes from life insurance operations that were discontinued in 1990

PAPER

[PHOTO]


During 1996, the company consolidated the management of its paper operations. This consolidation allows the company to develop improved products and services, continue to benefit from operational efficiencies, and capitalize on and leverage the strengths of both operations.

The Paper Group is now comprised of two operations: corrugated container and bleached paperboard. The results from these two operations had previously been reported separately.

The following table provides information on the operating earnings for the Paper Group.

                              1996       1995     1994
--------------------------------------------------------
Corrugated container        $164.3     $387.5   $129.5
Bleached paperboard           (6.9)      23.5    (15.6)
Group administration         (44.4)     (54.4)   (40.2)
--------------------------------------------------------
Operating earnings          $113.0     $356.6    $73.7
========================================================

CORRUGATED CONTAINER

The corrugated container operation manufactures linerboard and corrugating medium at seven paper mills and converts it into shipping containers at 43 box plants located throughout the United States, Puerto Rico, Mexico and South America. In addition, it operates six specialty converting plants. Operation of the Macon, Georgia, box plant was discontinued in the first quarter of 1996. In early 1997, the company announced that operations of its box plant in Erie, Pennsylvania, would be discontinued in 1997.

Before administrative costs, the corrugated container operation earned $164.3 million in 1996, down 58 percent from the $387.5 million earned in 1995. Despite significantly lower product prices, revenues for this operation declined only 8 percent in 1996 compared with 1995, because increased volume somewhat offset lower product prices. Revenues were up 27 percent in 1995 compared with 1994, primarily because of higher product pricing.

The weak demand for boxes in late 1995 carried over into 1996, putting downward pressure on pricing. Demand from both domestic and export markets improved in the second half of the year resulting in higher operating rates. This improved demand was not sufficient to allow price improvement for containerboard and boxes. By year end, box prices had eroded 19 percent from a year earlier. As a result of lower prices for containerboard and boxes, earnings as a percent of revenues declined after having improved significantly in 1995.

Tons of boxes sold were up 3.5 percent in 1996 after being relatively flat in 1995. The 1996 earnings decline was moderated somewhat by the higher sales volume and the lower cost of old corrugated containers (OCC), the principal raw material used in approximately 43 percent of the group's containerboard production. The cost of OCC was down $71 per ton in 1996 compared with 1995. This decline followed a $55 per ton increase in 1995 versus 1994.

As indicated in the table below, mill production, curtailed by 120,000 tons to control inventory levels, totaled 2,577,000 tons in 1996. This represented a 63,000 ton increase in production over 1995, which had 132,000 tons of inventory-related downtime. Production of containerboard exceeded internal box plant usage by 275,000 tons in 1996; 317,000 tons in 1995 and 376,000 tons in 1994. Excess production was sold in the domestic and export markets.

                          1996         1995        1994
--------------------------------------------------------
Mill production
(in tons)            2,577,000    2,514,000   2,603,000
========================================================

Box production at the Mexican, Puerto Rican and South American converting facilities increased by 34,000 tons to 124,000 tons in 1996.

In May 1994, the company purchased the stock of Rand-Whitney Packaging Corporation for $57.5 million. Included in the purchase were three manufacturing plants specializing in litho-laminate corrugated packaging and high-graphics folding cartons. In 1995, the company expanded this operation with an additional plant in Ontario, California, and acquired CB Displays of Rural Hall, North Carolina, a producer of point-of-sale packaging. As a result, the company has improved its ability to service the national litho-laminate market. Also in 1995, the company acquired a controlling interest in Wesland Container L.L.C. in Little Rock, Arkansas, a producer of medical-waste boxes. Operation of the Montville, Connecticut, Rand-Whitney plant was discontinued in the first quarter of 1996.

The following table shows the quarterly sales of the corrugated container operation in tons and dollars. The totals presented include not only boxes sold but also open market sales of linerboard and related products. The decrease in unit sales in 1995 compared with 1994 was primarily due to weak demand for containerboard and boxes, which continued into mid-1996.

CORRUGATED CONTAINER

                          1996        1995       1994
-------------------------------------------------------
UNIT SALES
(in thousands of tons)
    1st Quarter            575         602        628
    2nd Quarter            608         614        648
    3rd Quarter            636         564        622
    4th Quarter            616         553        594
-------------------------------------------------------
    For the year         2,435       2,333      2,492
=======================================================

NET SALES
(in millions)
    1st Quarter         $448.0      $434.4     $327.6
    2nd Quarter          430.3       477.3      354.8
    3rd Quarter          402.9       466.4      371.9
    4th Quarter          395.3       451.3      387.0
-------------------------------------------------------
    For the year      $1,676.5    $1,829.4   $1,441.3
=======================================================

BLEACHED PAPERBOARD

The bleached paperboard operation manufactures bleached paperboard at one mill in Evadale, Texas. Its products are sold to commercial printers and paperboard converters, including those serving packaging, food service and office product markets.

The mill completed a major modernization and expansion program during 1995. The cornerstone of this project was a new 550 ton-per-day paperboard machine capable of producing low-density, lightweight bleached paperboard and bleached bristols. Other key elements of the expansion project included major technological upgrades on three existing paperboard machines, a pine fiberline, a coating plant, a power boiler, an extruder plant, a lime kiln and a concentrator. One of the mill's recovery boilers was also rebuilt.

Before administrative costs, the bleached paperboard operation reported a loss of $6.9 million in 1996 compared with income of $23.5 million in 1995. Primarily a result of weakening demand, average prices for bleached paperboard declined by 12 percent in 1996 after having improved by 30 percent in 1995. Sales volume increased by 25 percent in 1996 as the company accelerated its efforts to market the increased mill production capacity. Manufacturing costs per ton for 1996 were relatively unchanged from 1995 levels. However, with the efficiencies of an increased level of production and the effect of a mid-1996 cost-reduction program, manufacturing costs per ton in the second half of 1996 were 13 percent below first-half costs. Manufacturing costs per ton were up 10 percent in 1995 compared with 1994 because of disruptions related to the various construction projects.

The year was one of generally weak demand and, accordingly, prices were under pressure throughout much of the year. By the fourth quarter, bleached paperboard prices had declined by 18 percent from fourth-quarter 1995 levels. Prices stabilized late in the year.

Temple-Inland Food Service Corporation (Food Service) is an integrated paper converter that manufactures and markets paper containers and products for the food service industry. This operation has converting plants in Carlisle, Ohio; Sacramento and El Cajon, California; Denver, Colorado; and Farmersville, Louisiana. Products manufactured are sold to the fast-food industry, retail consumer stores, restaurants and cafeterias. Food Service enhances the bleached paperboard operation's ability to develop and market paper products for the food service industry. Food Service converted 68,737 tons and 65,583 tons of bleached paperboard and recorded revenues of $84.1 million and $80.9 million for 1996 and 1995, respectively.

The table below lists the quarterly sales of the bleached paperboard operation by product in tonnage and dollars. Changes in product mix from period to period may make historical comparisons difficult.

BLEACHED PAPERBOARD

                          1996         1995      1994
-------------------------------------------------------
UNIT SALES
(in thousands of tons)
PAPERBOARD
    1st Quarter            108          120        106
    2nd Quarter            125           97        109
    3rd Quarter            149           83        112
    4th Quarter            142          100        103
-------------------------------------------------------
    For the year           524          400        430
=======================================================

PULP
    1st Quarter             31           16         20
    2nd Quarter             38           28         25
    3rd Quarter             16           20         24
    4th Quarter             15           35         18
-------------------------------------------------------
    For the year           100           99         87
=======================================================

NET SALES
(in millions)
PAPERBOARD
    1st Quarter         $ 66.1       $ 70.7     $ 51.1
    2nd Quarter           73.6         56.8       54.4
    3rd Quarter           83.3         54.4       56.3
    4th Quarter           77.5         67.1       55.6
-------------------------------------------------------
    For the year        $300.5       $249.0     $217.4
=======================================================

PULP
    1st Quarter         $  7.0       $  5.3     $  4.4
    2nd Quarter            5.8         12.8        5.3
    3rd Quarter            3.2          7.1        6.6
    4th Quarter            3.2         11.7        5.8
-------------------------------------------------------
    For the year        $ 19.2       $ 36.9     $ 22.1
=======================================================

FOOD SERVICE
  AND OTHER
    1st Quarter         $ 22.0       $ 18.7     $ 14.2
    2nd Quarter           23.5         22.7       16.3
    3rd Quarter           21.1         22.2       16.2
    4th Quarter           19.5         19.5       13.2
-------------------------------------------------------
    For the year        $ 86.1       $ 83.1     $ 59.9
=======================================================

Primarily because the company paid significantly lower bonuses to its managers in 1996 as a result of the lower level of profitability, the administrative costs related to the Paper Group were $44.4 million in 1996 compared with $54.4 million in 1995.

BUILDING
PRODUCTS

[PHOTO]

The Building Products Group manufactures a diversified line of construction and commercial grade building materials at 13 facilities located in Texas, Louisiana, Oklahoma, Arkansas, Alabama and Georgia. In 1996, almost 80 percent of its revenues were generated from wood-based materials made from Southern Pine logs or log residues. These products, sold to both residential and commercial market segments, include lumber, plywood, fiber products and particleboard.

The non-wood-based business unit manufactures a variety of gypsum wallboard products that are sold to the same market segments as wood-based materials. In the second quarter of 1996, the company acquired a 50 percent equity position in Standard Gypsum L.L.C. located in McQueeney, Texas. Under the terms of the joint venture agreement with its partner, the Building Products Group has the responsibility for managing plant operations and marketing the gypsum wallboard.

During 1996, the group, through a joint venture, began construction on a new medium density fiberboard (MDF) plant in El Dorado, Arkansas. The $90 million facility is designed to produce 150 million square feet of MDF annually. MDF products are high-grade composite panels that serve as suitable alternatives to high-quality millwork lumber and as flooring substrates.

The Building Products Group entered into a joint venture agreement during the year for the construction of a cement fiberboard plant in Waxahachie, Texas. Cement fiberboard is a weather-stable product with increasing acceptance for applications such as exterior sidings, tile backing and roofing. Both the MDF and cement fiberboard plants are anticipated to begin production during the first quarter of 1998.

During 1996, the group continued its strategy to exit the retail business, which sells various building materials to the contractor and retail markets. Retail operations accounted for only 3 percent of group net revenues in 1996, compared with about 10 percent in each of the two preceding years. In the fourth quarter of 1995, the group began its exit from this business by selling its two major Houston-area retail locations, which historically accounted for about 80 percent of these revenues. Late in 1996, two of the three remaining locations were also sold.

The group earned $102 million in 1996, the third-highest earnings level in its history, following earnings of $67 million in 1995 and record earnings of $139 million in 1994. Net manufacturing revenues in 1996 increased $30 million, or 6 percent, over 1995. This 6 percent increase followed a 7 percent decline in 1995, compared with the record year of 1994. As a result of improved residential and commercial construction levels, prices advanced in 1996 across all product lines, except particleboard and plywood.

The following table provides information on unit sales volumes and net sales for each business unit.

BUILDING PRODUCTS

                            1996        1995       1994
---------------------------------------------------------
UNIT SALES
(in millions of board feet)
Pine lumber                  605         582(a)     583(a)
(in millions of square feet)
Fiber products               457         422        441
Particleboard                399         329        347
Plywood                      259         217        260
Gypsum wallboard             838         813        796
---------------------------------------------------------

NET SALES
(in millions)
Pine lumber               $217.4      $ 190.1(a) $211.9(a)
Fiber products              73.3         59.7      66.3
Particleboard              112.2         99.1     103.0
Plywood                     52.1         49.3      56.8
Gypsum wallboard            90.2         83.1      74.3
Retail distribution         17.1         51.3      58.4
Other                         .3           .3       4.8
---------------------------------------------------------
For the year              $562.6      $ 532.9    $575.5
=========================================================

(a) Reclassified to include the Rome, Georgia, lumber operation

Pine lumber shipments of 605 million board feet increased 4 percent over 1995. Lumber prices improved during the year and by the fourth quarter were 20 percent above the same period in 1995, which was the low for that year. In 1995, reduced building activity resulted in oversupplied markets with the market imbalance further aggravated by Canadian lumber imports that had captured in excess of 35 percent of U.S. markets. In 1996, as the United States-Canadian lumber agreement took effect and the pace of housing starts increased, supply/demand ratios improved and lumber prices recovered accordingly.

Plywood revenues in 1996 increased 6 percent over 1995 due to increased shipments and an improved mix of products. Revenues in 1995 declined 13 percent from 1994 due to reduced sales volume. In 1995, the group's plywood plant was involved in a $3.8 million modernization project to upgrade its veneer process capability. This project negatively affected production schedules. Further, a construction-related fire during 1995 resulted in an outage, accounting for more than one-third of the lower shipment levels compared with 1994. Plywood pricing in 1995 advanced almost 5 percent over 1994 levels as the plant increased its complement of higher grade panels. In 1996, however, price levels declined 13 percent.

Fiber products revenues increased 23 percent over 1995 due to price increases averaging almost 13 percent and an 8 percent increase in shipments. Shipments were higher due to strong demand for fiber products coupled with a high level of supply resulting from a 7 percent increase in production and a high inventory position at the first of the year that was liquidated during the year. In 1995, siding prices decreased due to a low rate of housing starts coupled with increased competition from alternative vinyl and cement fiberboard products. TrimCraft(TM), the company's alternative lumber trim product, continued to gain market acceptance, and shipments of this product advanced almost 30 percent over 1995 levels. The group further adjusted the complement of roof and wall insulation board in its product mix as demand for siding and TrimCraft improved.

Using by-products of lumber processing, the group manufactures particleboard at four plants in Texas, Alabama, Arkansas and Georgia. The Arkansas plant, completed late in the fourth quarter of 1995 at a cost of $65 million, increased capacity by about 50 percent. With the new plant's production, particleboard shipments in 1996 increased 21 percent over 1995, despite lost production at the Alabama plant, which incurred a 10-week outage for a major modernization project. Particleboard price levels declined about 6 percent from 1995 levels. In 1995, shipments were 5 percent below 1994, although prices increased about 2 percent. However, prices at the end of 1995 had begun to decline due to excessive customer inventory accumulations that affected demand into the first quarter of 1996.

Record earnings were achieved by the group's gypsum wallboard operation in 1996 as prices continued the improvement begun in 1994 and the mix of products manufactured continued to improve. Gypsum wallboard shipments of 838 million square feet increased 3 percent over 1995 and revenues were up 9 percent following a 12 percent increase in revenues for 1995 compared with 1994. Gypsum wallboard demand basically responds to the pace of single-family and multifamily housing activity, which advanced 7 percent over 1995 levels. In addition to a strong market, the group's Stretch 54(R) product, pre-sized to reduce material waste and application labor in houses with 9-foot ceilings, continued to enhance margins within its specialty product mix. Specialty panels in 1996 accounted for 38 percent of total shipments, an increase of 12 percent over 1995.

The company controls approximately 2.2 million acres of timberland in Texas, Louisiana, Georgia and Alabama. In 1996, this renewable resource provided approximately 59 percent of the company's sawtimber requirements and roughly 55 percent of the virgin fiber necessary to operate its paper, particleboard and fiberboard converting operations.

FINANCIAL
SERVICES

[PHOTO]

The Financial Services Group includes a savings bank, mortgage banking, real estate development and insurance. The following selected financial information provides a detailed description of these operations.

FINANCIAL SERVICES
SELECTED FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31
(in millions)
                                      1996          1995          1994
------------------------------------------------------------------------
INCOME
Savings bank                      $   37.5(a)   $   78.1      $   37.2
Mortgage banking                      23.0          20.3          15.9
Real estate                           (1.7)         (3.8)          (.6)
Insurance                              4.3           3.5           3.8
------------------------------------------------------------------------
   Income before taxes                63.1          98.1          56.3
Taxes on income                       24.3          27.3          15.3
------------------------------------------------------------------------
   Net income                     $   38.8      $   70.8      $   41.0
========================================================================

ASSETS
Savings bank                      $8,945.9      $8,881.7      $8,707.8
Mortgage banking                     241.4         157.0         122.2
Real estate                          287.4         238.4         214.7
Insurance                             26.3          19.1          21.4
Other activities                        .1           1.6           1.6
Eliminations                        (166.0)        (86.7)        (60.0)
------------------------------------------------------------------------
   Total assets                   $9,335.1      $9,211.1      $9,007.7
========================================================================

LIABILITIES
Savings bank                      $8,509.9      $8,405.2      $8,281.7
Mortgage banking                     177.1         113.5          91.8
Real estate                          204.7         156.2         130.8
Insurance                             17.7          13.2          15.9
Other activities                       (.1)          4.6           4.6
Eliminations                        (166.0         (86.7)        (60.0)
------------------------------------------------------------------------
   Total liabilities              $8,743.3      $8,606.0      $8,464.8
========================================================================

EQUITY
Savings bank                      $  436.0      $  476.5      $  426.1
Mortgage banking                      64.3          43.5          30.4
Real estate                           82.7          82.2          83.9
Insurance                              8.6           5.9           5.4
Other activities                        .2          (3.0)         (2.9)
------------------------------------------------------------------------
   Total equity                   $  591.8      $  605.1      $  542.9
========================================================================

(a) Includes SAIF assessment of $43.9 million


SAVINGS BANK

The company's savings bank, Guaranty Federal Bank, F.S.B. (Guaranty), conducts its business through 113 banking centers located throughout Texas, including Houston, Dallas/Fort Worth, San Antonio, Austin and the east Texas area. The primary activities of Guaranty include attracting savings deposits from the public, investing in loans secured by real estate mortgages, lending for the commercial and residential real estate construction industry, and providing a variety of loan products to consumers.

Presented below is selected financial information for Guaranty.

GUARANTY
SELECTED FINANCIAL INFORMATION

YEARS ENDED DECEMBER 31
(dollars in millions)

                                      1996          1995          1994
------------------------------------------------------------------------
INCOME AND EXPENSE
Net interest income               $  193.0      $  179.5      $  149.2
Noninterest income                    22.2          37.7          25.0
Noninterest expense                  163.9(a)      124.6         130.5
Income before taxes                   37.5          78.1          37.2

AVERAGE BALANCE SHEET
Total earning assets               8,889.0       8,819.5       8,544.7
Loans receivable and
  mortgage loans held
  for sale                         5,215.1       4,453.6       3,147.6
Mortgage-backed and
  investment securities            3,204.3       3,647.1       4,151.3
Securities purchased
  under resell agreements               --            --         551.3
Covered assets                          --         298.6         536.2
Deposits                           6,423.9       6,721.3       6,681.6
Securities sold
  under repurchase
  agreements and
  FHLB advances                    2,113.5       1,873.0       1,714.2

KEY RATIOS
Yield on earning assets               6.96%         6.87%         5.59%
Cost of funds                         4.91%         4.96%         3.91%
------------------------------------------------------------------------
Net spread                            2.05%         1.91%         1.68%
========================================================================

(a) Includes SAIF assessment of $43.9 million

When Guaranty was acquired in September 1988, its primary assets were mortgage loans, properties and notes receivable, all of which were guaranteed by agencies of the federal government. Corresponding liabilities were largely consumer deposits. Additional acquisitions in the next two years were primarily cash assets offset by consumer deposit liabilities. The cash assets were converted to mortgage-backed securities, the interest rate on which was indexed to the cost of funds in the Federal Home Loan Bank Eleventh District Cost of Funds Index (EDCOF), which is primarily comprised of California institutions.

The long-term target was to convert these securities to adjustable-rate mortgage loans. By December 31, 1996, loans receivable comprised 67 percent of earning assets, up from 57 percent in the prior year. Over the next few years, this percentage should approach 80 percent of earning assets.

Guaranty can fund its asset base with consumer deposits or short-ter borrowings, including repurchase agreements. Since the earnings of a large portion of its assets are indexed to the EDCOF, the comparative cost of Guaranty's deposit liabilities is important to profitability. In 1996, the nine basis point improvement in comparative cost from 1995 increased income by approximately $4 million.

Although the average balance of total earning assets remained virtually constant with 1995, the improved mix of loans receivable, rather than securities, improved net interest income by $13.5 million in 1996. This improved asset mix accounted for a portion of the 14 basis point increase in the net interest spread.

In 1995, on similar asset balance, the better mix improved earnings by $30.3 million and the interest spread by 23 basis points over 1994.

Noninterest income is comprised primarily of fees collected, including service charges on deposits. In 1995, Guaranty recognized a $9 million gain, representing its portion of gains on certain asset dispositions (see Note C on page 44 for additional information). Excluding the gain recognized in 1995, noninterest income decreased by $6.5 million in 1996 and increased by $3.7 million in 1995.

Excluding $43.9 million related to a one-time Savings Association Insurance Fund (SAIF) assessment discussed below, noninterest expense decreased by $4.6 million in 1996 and by $5.9 million in 1995.

BIF/SAIF Legislation

On September 30, 1996, President Clinton signed the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the Act). Among its many provisions, the Act provided for (i) the recapitalization of the SAIF to an amount sufficient to increase the SAIF's net worth to 1.25 percent of SAIF-insured deposits, (ii) the reduction of SAIF insurance assessments to parity with those of the Bank Insurance Fund (BIF), and (iii) the eventual merger of the SAIF and BIF. Specifically, the statute required a one-time special assessment of SAIF members, calculated at 65.7 basis points of insured deposits, or $43.9 million for Guaranty.

Based on its current risk classification, beginning January 1, 1997, Guaranty will not be required to pay any deposit insurance assessments but will be required to pay approximately 6.5 basis points on its insured deposits annually to repay certain Financial Corporation (FICO) bond obligations. Prior to the special assessment, Guaranty was paying 23 basis points of insured deposits for insurance premiums as compared to the approximate 6.5 basis points of deposits currently being paid to repay FICO bond obligations. Based on the current level of Guaranty's deposits, this legislation will reduce assessments by approximately $11 million per year.

Acquisitions

On December 9, 1996, the company and Guaranty signed a definitive agreement to acquire all of the outstanding stock of California Financial Holding Company
(CFHC) for $30 per share. Total assets, the majority of which are held by its subsidiary, Stockton Savings Bank, F.S.B., are approximately $1.3 billion and consist primarily of residential, consumer and construction loans, mortgage-backed securities, and short-term investments. Stockton Savings operates 23 branches. The purchase price of approximately $150 million will consist of company stock and cash. The transaction, subject to the approval of regulatory authorities and CFHC shareholders, is anticipated to close in the second quarter of 1997.

In June 1994, Guaranty purchased substantially all of the net assets of First Federal Savings Bank of San Antonio (FFSB) for approximately $43 million. FFSB was a savings bank with 10 banking centers in San Antonio, Texas, with assets at acquisition totaling approximately $363 million, consisting primarily of mortgage loans and cash.

Liquidity, Interest Rate Risk
Management and Capital

Guaranty is required by the Office of Thrift Supervision (OTS) to maintain minimum average daily balances of liquid assets and short-term liquid assets in amounts equal to 5 percent and 1 percent, respectively, of net withdrawable deposits and short-term borrowings. At December 31, 1996, Guaranty exceeded the required liquidity ratios.

The operations of Guaranty are subject to a risk of interest rate fluctuation to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Since approximately 74 percent of Guaranty's assets have adjustable rates, this risk is significantly mitigated. A substantial portion of Guaranty's investments in adjustable-rate, mortgage-backed securities have annual or lifetime caps that could subject Guaranty to interest rate risk should rates rise above certain levels. To optimize net interest income while maintaining acceptable levels of interest rate and liquidity risk, Guaranty from time to time will enter into various interest rate contracts for purposes other than trading. See Note K on page 48 for additional information.

OTS regulations require savings institutions to maintain certain minimum levels of capital. Guaranty's regulatory capital exceeded all applicable capital requirements at December 31, 1996. Note L on page 49 contains additional information concerning Guaranty's capital requirements.

MORTGAGE BANKING

Mortgage banking is conducted through Temple-Inland Mortgage Corporation
(TIMC), a full-service mortgage banker. TIMC arranges financing of single-family mortgage loans, then sells the loans into the secondary market (primarily FNMA, FHLMC and GNMA securities). TIMC generally retains the servicing of these loans.

A summary of selected financial information is provided below.

MORTGAGE BANKING
OPERATIONS SUMMARY

YEARS ENDED DECEMBER 31
(dollars in millions)
                                                  1996          1995          1994
------------------------------------------------------------------------------------
Revenues                                     $      95      $     71      $     73
Income before taxes                                 23            20            16
====================================================================================

PORTFOLIO
ROLL-FORWARD
 (INCLUDING
  LOANS SERVICED
  FOR AFFILIATES)
  Beginning
    servicing portfolio                      $  13,460      $ 10,068      $  9,067
  Purchased servicing                            4,888         3,782         1,650
  New loans added,
    net of servicing
    released                                     2,265           948           540
  Run-off                                       (2,762)       (1,338)       (1,189)
------------------------------------------------------------------------------------
  Ending
     servicing portfolio                     $  17,851      $ 13,460      $ 10,068
====================================================================================

Portfolio growth rate                             32.6%         33.7%         11.0%
Run-off factor                                    15.9%         10.9%         13.1%
Ending number of
     loans serviced                            225,700       184,800       149,500
====================================================================================

The servicing portfolio grew from both internal production and acquisition to a record $17.9 billion during 1996. Servicing totaling $4.9 billion was acquired during the year, a portion of which was acquired subject to a call option. The call option price, if exercised, would exceed book value. At the end of 1996, $2.4 billion of the servicing portfolio was subject to the call option. The mortgage origination network increased during 1996 from 22 to 41 branch offices. The volume of originations increased to $1.9 billion.


REAL ESTATE

Real estate operations conducted by Lumbermen's Investment Corporation include development of residential subdivisions, as well as management and sale of income properties. Land development projects include 24 residential subdivisions, in Austin, Houston, San Antonio and Dallas, Texas; as well as Kansas City, Missouri; Nashville, Tennessee; Denver, Colorado; and Tampa, Florida. At the end of 1996, land development inventory included 1,997 residential lots (1,210 under contract) and 5,163 acres of land. Lot sales for 1996 were 1,082 compared with 467 in 1995 and 461 in 1994.

The company owns 10 commercial properties, including hotels, office buildings, apartments and parcels of commercial land.

Selected financial information related to these activities is shown below.

REAL ESTATE
OPERATIONS SUMMARY

YEARS ENDED DECEMBER 31
(in millions)
                                                  1996          1995          1994
------------------------------------------------------------------------------------
REVENUES
    Residential                                  $35.9         $12.7         $ 8.4
    Commercial                                    18.2          19.4          21.1
    Interest and other                             7.0           4.9           4.6
------------------------------------------------------------------------------------
      Total                                      $61.1         $37.0         $34.1
====================================================================================

INCOME (LOSS)
 BEFORE TAXES
    Residential                                  $ 3.0         $(1.9)        $(2.6)
    Commercial                                     2.2           2.0           2.1
    Interest and other                            (6.9)         (3.9)          (.1)
------------------------------------------------------------------------------------
      Total                                      $(1.7)        $(3.8)        $ (.6)
====================================================================================

INSURANCE

Timberline Insurance Managers, Inc., (Timberline) one of the largest insurance agencies in Texas, operates as a general agency selling a full range of insurance products, including automobile, homeowners, business insurance, annuities, and life and health products. The agency also acts as the risk management department of the company. Timberline currently has offices in Austin, Houston, El Paso and San Antonio, Texas.

A summary of revenues and income before taxes is shown below.

INSURANCE
OPERATIONS SUMMARY

YEARS ENDED DECEMBER 31
(in millions)
                                                  1996          1995          1994
------------------------------------------------------------------------------------
Revenues                                         $24.9         $16.5         $18.4
Income before taxes                                4.3           3.5           3.8
====================================================================================

Environmental Matters

The company is committed to protecting the health and welfare of its employees, the public, and the environment, and strives to maintain compliance with all state and federal environmental regulations in a cost-effective manner. In recent modernization programs at some of its mills, including the bleached paperboard mill at Evadale, Texas, the company installed state-of-the-art technology for controlling air and water emissions. These forward-looking programs should minimize the impact that changing regulations have on capital expenditures for environmental compliance.

Future expenditures for environmental control facilities will depend on changing laws and regulations and technological advances. Given these uncertainties, the company estimates that capital expenditures for environmental purposes during the period 1997 through 1999 will average $15 million each year.

On December 17, 1993, the U.S. Environmental Protection Agency (EPA) published extensive proposed regulations governing air and water emissions from the pulp and paper industry (Cluster Rules). The company anticipates that these proposed regulations will change before becoming effective. Due to the uncertainty of the final form of the Cluster Rules, it is impossible to predict the exact capital expenditures necessary for compliance. Therefore, the estimated expenditures disclosed above do not include expenditures that may be mandated by the Cluster Rules. Based upon its interpretation of the Cluster Rules as currently proposed, the company estimates that compliance could require modifications at several facilities. Some of these modifications can be included in modernization projects that will provide economic benefits to the company. The extent of such benefits can increase these investments, but currently these expenditures are not expected to exceed $200 million over the next five years and should be less, assuming the company's recovery boilers meet the new standards.


CAPITAL RESOURCES AND LIQUIDITY

The company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, to service existing debt, to pay dividends and to meet normal working capital requirements.

A summary of capital expenditures is shown below.

(in millions)                                     1996          1995          1994
------------------------------------------------------------------------------------
CAPITAL EXPENDITURES
Paper                                           $147.7        $299.1        $390.0
Building products                                 52.0          67.6          43.4
Timber
  and timberlands                                 74.7          19.1          28.5
Other activities                                    .9            .3           1.2
------------------------------------------------------------------------------------
Total manufacturing group                       $275.3        $386.1        $463.1
====================================================================================

Capital expenditures of approximately $285 million are projected for 1997. Commitments on construction projects totaled $53 million at the end of 1996.

Net interest expense incurred by the Parent Company is shown below.

(in millions)                                     1996          1995          1994
------------------------------------------------------------------------------------
PARENT COMPANY
 INTEREST - NET
Interest expense                                $112.9        $111.3         $94.8
Capitalized interest                              (3.3)        (38.6)        (27.7)
------------------------------------------------------------------------------------
Interest expense - net                          $109.6         $72.7         $67.1
====================================================================================

Interest expense increased in 1996 and 1995 due to the higher levels of debt outstanding. The increase in capitalized interest in 1995 and 1994 was due to higher levels of construction in progress associated primarily with the modernization and expansion project at Evadale, Texas. Since this project was completed in 1995, capitalized interest in 1996 decreased to $3.3 million. Parent Company interest paid during 1996, 1995 and 1994 was $105.9 million, $95.4 million and $89.2 million, respectively.

In August 1995, the board of directors approved a stock repurchase program authorizing the company to repurchase up to 2.5 million shares. By January 31, 1997, the company had repurchased 900,100 shares under this program.

SELECTED FINANCIAL DATA(*)

FOR THE YEAR                  1996     1995      1994     1993    1992       1991      1990      1989     1988      1987      1986
------------------------------------------------------------------------------------------------------------------------------------
(in millions,
except per share data)
Total revenues             $ 3,460  $ 3,495   $ 2,967  $ 2,762 $ 2,734    $ 2,507  $  2,401(a)$ 1,943  $ 1,814    $1,642    $1,343
Manufacturing net sales      2,645    2,731     2,335    2,127   2,096      1,898     1,892     1,894    1,774     1,603     1,296
Net income                     133      281       131      117(b)  147        138       232(a)    207      199       141        81
Capital expenditures:
   Manufacturing               275      386       463      340     359        378       324       260      219       139       103
   Financial services           15       34        20       14      11          9         4         9        4         1         1
Depreciation and
  depletion:
   Manufacturing               244      208       200      191     167        158       140       126      112        94        79
   Financial services           10        8         8        6       5          4         5         2        2         1         1
Earnings per share            2.39     5.01      2.35     2.11(b) 2.65       2.51      4.20(a)   3.75     3.58      2.34      1.32
Dividends per
  common share                1.24     1.14      1.02     1.00     .96        .88       .80       .58      .42       .35       .29
Average shares
  outstanding                 55.1     56.1      55.9     55.5    55.5       55.2      55.4      55.3     55.7      60.3      61.1
Common shares
  outstanding at
  year end                    55.4     55.7      56.0     55.5    55.2       54.9      54.6      54.9     55.2      55.3      60.7
------------------------------------------------------------------------------------------------------------------------------------

AT YEAR END
Total assets               $12,947  $12,764a  $12,251  $11,959 $10,766    $10,068  $  7,834(c)$ 2,380  $ 2,247    $2,020    $1,894
Long-term debt:
   Parent Company            1,522    1,489     1,316    1,045     964        864       501       399      417       416       366
   Financial services          133      113        82       76      99         76        94        30       25        30        25
Ratio of total debt to
  total capitalization-
  Parent Company                43%      43%       43%      38%     38%        36%       26%       24%      29%       31%       28%
Shareholders' equity         2,015    1,975     1,783    1,700   1,633      1,532     1,439     1,259    1,096       927       929
====================================================================================================================================

(*)Certain reclassifications were made to conform with current year's classification

(a)Includes operating results from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990

(b)Includes a credit of $50 million, or $.90 per share, from cumulative effect of accounting changes

(c)Includes Savings Bank assets from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990



COMMON STOCK PRICES AND DIVIDEND INFORMATION

                                       1996                       1995
-----------------------------------------------------------------------------------
                              Price Range               Price Range
                            High      Low    Dividends  High    Low      Dividends
-----------------------------------------------------------------------------------
1st Quarter                $48-1/4  $39-3/4      $.30  $51-1/8 $43-3/8       $.27
2nd Quarter                 51-7/8   45-1/2       .30   48-1/4  41-1/2        .27
3rd Quarter                 53-1/8       47       .32   55-3/4  47-1/4        .30
4th Quarter                 55-3/8   48-3/8       .32   53-1/4  42-1/4        .30
                                                -----                       -----
Year                       $55-3/8  $39-3/4     $1.24  $55-3/4 $41-1/2      $1.14
===================================================================================

NOTE F - DEPOSITS

Deposits consisted of the following:

AT YEAR END                      1996               1995
---------------------------------------------------------------
                              Rate   Amount      Rate   Amount
===============================================================
(dollars in millions)
Noninterest bearing
 demand                        --  $  123.7       --  $  128.3
Interest bearing
 demand                      2.70%    970.6     2.75%  1,028.4
Savings deposits             2.29%    174.8     2.25%    198.9
Time deposits                5.53%  4,992.8     5.74%  5,017.9
---------------------------------------------------------------
                                    6,261.9            6,373.5
Deposit premium                         1.2                3.5
---------------------------------------------------------------
                                   $6,263.1           $6,377.0
===============================================================


Scheduled maturities of time deposits at December 31, 1996, are as follows:

                           $100,000     Less than
TIME DEPOSITS               or more     $100,000      Total
---------------------------------------------------------------
(in millions)
3 months or less            $212.8      $1,248.5     $1,461.3
Over 3 through 6 months      119.4         789.2        908.6
Over 6 through 12 months     134.5       1,028.1      1,162.6
Over 12 months               169.1       1,291.2      1,460.3
---------------------------------------------------------------
                            $635.8      $4,357.0     $4,992.8
===============================================================


At December 31, 1996, time deposits maturity dates were as follows (in millions): 1997 -- $3,532.6; 1998 -- $544.9; 1999 -- $446.2; 2000 -- $179.9;
2001-- $284.2; and 2002 and thereafter-- $5.0.


A summary of interest paid by the group is shown below.

FOR THE YEAR                  1996         1995          1994
---------------------------------------------------------------
(in millions)
Interest on deposits        $310.8       $317.7        $262.9
Interest on borrowed funds   128.7        115.9          79.0
---------------------------------------------------------------
                            $439.5       $433.6        $341.9
===============================================================

NOTE L - Regulatory Capital Matters

Guaranty is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Guaranty's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Guaranty must meet specific capital guidelines that involve quantitative measures of Guaranty's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Guaranty's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The payment of dividends from Guaranty is subject to proper regulatory notification.

Quantitative measures established by regulation to ensure capital adequacy require Guaranty to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I capital to risk-weighted assets, and of Tier I capital to adjusted tangible assets. As of December 31, 1996, Guaranty met all its capital adequacy requirements.

As of December 31, 1996 and 1995, the most recent notification from regulators categorized Guaranty as well capitalized under the regulatory framework for prompt corrective action. To be so categorized, Guaranty must maintain minimum Total risk-based, Tier I (Core) risk-based and Tier I (Core) leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed Guaranty's category.

Guaranty's actual capital amounts and ratios are also presented in the table below. No amounts were deducted from capital for interest rate risk at December 31, 1996 or 1995.

                                                                                                               To Be Well
                                                                                                            Capitalized Under
                                                                           For Capital                      Prompt Corrective
                                                       Actual           Adequacy Purposes                   Action Provisions
====================================================================================================================================
                                              Amount   Ratio        Amount              Ratio            Amount           Ratio
------------------------------------------------------------------------------------------------------------------------------------
(dollars in millions)
AT YEAR END 1996
Total risk-based ratio                                            Greater than       Greater than     Greater than     Greater than
  (Risk-based capital/total                                       or equal to        or equal to      or equal to      or equal to
    risk-weighted assets)                      $533.8   10.39%      $411.1               8.0%            $513.8           10.0%

                                                                  Greater than       Greater than     Greater than     Greater than
Tier I (Core) risk-based ratio                                    or equal to        or equal to      or equal to      or equal to
  (Core capital/total risk-weighted assets)    $498.2    9.70%      $205.5               4.0%            $308.3            6.0%

                                                                  Greater than       Greater than     Greater than     Greater than
Tier I (Core) leverage ratio                                      or equal to        or equal to      or equal to      or equal to
  (Core capital/adjusted tangible assets)      $498.2    5.52%      $361.1               4.0%            $451.4            5.0%

                                                                  Greater than       Greater than
Tangible ratio                                                    or equal to        or equal to
  (Tangible capital/tangible assets)           $498.2    5.52%      $135.4               1.5%               N/A             N/A

AT YEAR END 1995
Total risk-based ratio                                            Greater than       Greater than     Greater than     Greater than
  (Risk-based capital/total risk-weighted                         or equal to        or equal to      or equal to      or equal to
     assets)                                   $508.0   11.08%      $366.8               8.0%            $458.5           10.0%

                                                                  Greater than       Greater than     Greater than     Greater than
Tier I (Core) risk-based ratio                                    or equal to        or equal to      or equal to      or equal to
  (Core capital/total risk-weighted assets)    $485.8   10.59%      $183.4               4.0%            $275.1            6.0%

                                                                  Greater than       Greater than     Greater than     Greater than
Tier I (Core) leverage ratio                                      or equal to        or equal to      or equal to      or equal to
  (Core capital/adjusted tangible assets)      $485.8    5.44%      $357.3               4.0%            $446.6            5.0%

                                                                  Greater than       Greater than
Tangible ratio                                                    or equal to        or equal to
  (Tangible capital/tangible assets)           $485.8    5.44%      $134.0               1.5%               N/A             N/A
------------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME
Temple-Inland Inc. and Subsidiaries

FOR THE YEAR                                                    1996         1995      1994
----------------------------------------------------------------------------------------------
(in millions, except per share data)
REVENUES
 Manufacturing                                                $2,645        $2,731     $2,335
 Financial services                                              815           764        632
----------------------------------------------------------------------------------------------
                                                               3,460         3,495      2,967
----------------------------------------------------------------------------------------------
COSTS AND EXPENSES
 Manufacturing                                                 2,447         2,329      2,135
 Financial services                                              752           666        576
----------------------------------------------------------------------------------------------
                                                               3,199         2,995      2,711
----------------------------------------------------------------------------------------------
OPERATING INCOME                                                 261           500        256
 Parent Company interest expense - net                          (110)          (73)       (67)
 Other                                                             5             4          4
----------------------------------------------------------------------------------------------
INCOME BEFORE TAXES                                              156           431        193
 Taxes on income                                                  23           150         62
----------------------------------------------------------------------------------------------

NET INCOME                                                    $  133        $  281     $  131
==============================================================================================

EARNINGS PER SHARE                                            $ 2.39        $ 5.01     $ 2.35
==============================================================================================

See the notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
Temple-Inland Inc. and Subsidiaries

FOR THE YEAR                                            1996        1995        1994
-------------------------------------------------------------------------------------
(in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
 Net income                                            $ 133    $    281     $   131
 Adjustments to reconcile net income to net cash:
   Depreciation and depletion                            254         216         208
   Deferred taxes                                        (11)         53          47
   Amortization and accretion                             23          18          12
   Receivable from FDIC                                    7         (18)         19
   Mortgage loans held for sale                          (88)         24         500
   Receivables                                           (11)        (42)        (41)
   Inventories                                            23         (71)         (1)
   Accounts payable and accrued expenses                 (31)        (51)         (2)
   Collections and remittances on loans
     serviced for others - net                            (7)         96        (164)
   Other                                                 (66)        (31)        (46)
-------------------------------------------------------------------------------------
                                                         226         475         663
=====================================================================================

CASH PROVIDED BY (USED FOR) INVESTMENTS
 Capital expenditures                                   (290)       (420)       (483)
 Proceeds from sale of property and equipment              7          16          19
 Purchases of securities available-for-sale               (4)        (54)       (146)
 Maturities of securities available-for-sale              98          12          17
 Purchases of securities held-to-maturity                 --          --        (229)
 Maturities of securities held-to-maturity               322         391         790
 Loans originated or acquired - net of principal
   collected on loans                                   (672)     (1,009)       (823)
 Proceeds from sale of securities available-
   for-sale                                              206         192          --
 Reduction in covered assets                              --         343         244
 Acquisitions and joint ventures                         (38)         (2)        140
 Other                                                    (1)        (23)         11
-------------------------------------------------------------------------------------
                                                        (372)       (554)       (460)
=====================================================================================
CASH PROVIDED BY (USED FOR) FINANCING
 Additions to debt                                       281         356         334
 Payments of debt                                       (349)       (165)        (54)
 Securities sold under repurchase agreements
   and short-term borrowings - net                       285         239        (205)
 Purchase of stock for treasury                          (16)        (24)         (1)
 Cash dividends paid to shareholders                     (69)        (64)        (57)
 Net decrease in deposits                               (112)       (217)        (92)
 Other                                                    (4)         (3)         22
-------------------------------------------------------------------------------------
                                                          16         122         (53)
-------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents    (130)         43         150
Cash and cash equivalents at beginning of year           358         315         165
-------------------------------------------------------------------------------------
Cash and cash equivalents at end of year               $ 228    $    358     $   315
=====================================================================================

See the notes to the consolidated financial statements

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                      PARENT   FINANCIAL
AT YEAR END 1996                                     COMPANY   SERVICES  CONSOLIDATED
-------------------------------------------------------------------------------------
(in millions)
ASSETS
  Cash and cash equivalents                           $   14      $  214     $   228
  Mortgage loans held for sale                            --         244         244
  Loans receivable                                        --       5,414       5,414
  Mortgage-backed and investment
    securities                                            --       2,783       2,783
  Trade and other receivables                            295          --         292
  Inventories                                            327          --         327
  Property and equipment                               2,850          81       2,931
  Other assets                                           174         599         728
  Investment in Financial Services                       592          --          --
-------------------------------------------------------------------------------------
      TOTAL ASSETS                                    $4,252      $9,335     $12,947
=====================================================================================

LIABILITIES
  Deposits                                            $   --      $6,263     $ 6,263
  Securities sold under repurchase
    agreements and Federal Home Loan
    Bank advances                                         --       1,992       1,992
  Other liabilities                                      345         355         685
  Long-term debt                                       1,522         133       1,655
  Deferred income taxes                                  234          --         201
  Postretirement benefits                                136          --         136
-------------------------------------------------------------------------------------
      TOTAL LIABILITIES                               $2,237      $8,743     $10,932
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Preferred stock - par value $1 per share: authorized
    25,000,000 shares; none issued                                                --
  Common stock - par value $1 per share: authorized
    200,000,000 shares; issued 61,389,552 shares
    including shares held in the treasury                                         61
  Additional paid-in capital                                                     305
  Translation and other adjustments                                              (24)
  Retained earnings                                                            1,837
-------------------------------------------------------------------------------------
                                                                               2,179

  Cost of shares held in the treasury: 5,940,802 shares                         (164)
-------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                               2,015
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $12,947
=====================================================================================

See the notes to the consolidated financial statements

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                      PARENT   FINANCIAL
AT YEAR END 1995                                     COMPANY   SERVICES  CONSOLIDATED
-------------------------------------------------------------------------------------
ASSETS
  Cash and cash equivalents                           $   15      $  343     $   358
  Mortgage loans held for sale                            --         106         106
  Loans receivable                                        --       4,764       4,764
  Mortgage-backed and
    investment securities                                 --       3,424       3,424
  Trade and other receivables                            285          --         283
  Inventories                                            338          --         338
  Property and equipment                               2,788          76       2,864
  Other assets                                           182         498         627
  Investment in Financial Services                       605          --          --
-------------------------------------------------------------------------------------
      TOTAL ASSETS                                    $4,213      $9,211     $12,764
====================================================================================

LIABILITIES
  Deposits                                            $   --      $6,377     $ 6,377
  Securities sold under repurchase
    agreements and Federal Home Loan
    Bank advances                                         --       1,759       1,759
  Other liabilities                                      358         357         702
  Long-term debt                                       1,489         113       1,602
  Deferred income taxes                                  259          --         217
  Postretirement benefits                                132          --         132
-------------------------------------------------------------------------------------
      TOTAL LIABILITIES                               $2,238      $8,606     $10,789
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
  Preferred stock - par value $1 per share: authorized
    25,000,000 shares; none issued                                                --
  Common stock - par value $1 per share: authorized
    200,000,000 shares; issued 61,389,552 shares
    including shares held in the treasury                                         61
  Additional paid-in capital                                                     306
  Translation and other adjustments                                              (14)
  Retained earnings                                                            1,773
-------------------------------------------------------------------------------------
                                                                               2,126

  Cost of shares held in the treasury: 5,731,411 shares                         (151)
-------------------------------------------------------------------------------------
      Total Shareholders' Equity                                               1,975
-------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $12,764
====================================================================================

See the notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Temple-Inland Inc. and Subsidiaries

                                                              ADDITIONAL
                                                      COMMON     PAID-IN  OTHER EQUITY  RETAINED   TREASURY
                                                       STOCK     CAPITAL   ADJUSTMENTS  EARNINGS     STOCK       TOTAL
-------------------------------------------------------------------------------------------------------------------------
(in millions)
BALANCE AT JANUARY 1, 1994                              $61        $297        $ --      $1,482       $(140)      $1,700
  Net income                                             --          --          --         131          --          131
  Translation and other
    adjustments                                          --          --         (10)         --          --          (10)
  Dividends paid on common
    stock -- $1.02 per share                             --          --          --         (57)         --          (57)
  Stock issued for stock plans --
    608,713 shares                                       --           8          --          --          14           22
  Stock reacquired for treasury --
    71,516 shares                                        --          --          --          --          (3)          (3)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                            $61        $305        $(10)     $1,556       $(129)      $1,783
=========================================================================================================================
  Net income                                             --          --          --         281          --          281
  Translation and other
    adjustments                                          --          --          (4)         --          --           (4)
  Dividends paid on common
    stock -- $1.14 per share                             --          --          --         (64)         --          (64)
  Stock issued for stock plans --
    154,109 shares                                       --           1          --          --           2            3
  Stock reacquired for treasury --
    514,544 shares                                       --          --          --          --         (24)         (24)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995                            $61        $306        $(14)     $1,773       $(151)      $1,975
=========================================================================================================================
  Net income                                             --          --          --         133          --          133
  Translation and other
    adjustments                                          --          --         (10)         --          --          (10)
  Dividends paid on common
    stock -- $1.24 per share                             --          --          --         (69)         --          (69)
  Stock issued for stock plans --
    149,232 shares                                       --          (1)         --          --           3            2
  Stock reacquired for treasury --
    358,623 shares                                       --          --          --          --         (16)         (16)
-------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1996                            $61        $305        $(24)     $1,837       $(164)      $2,015
=========================================================================================================================

See the notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Temple-Inland Inc. and all subsidiaries in which the company has more than a 50 percent equity ownership. However, because certain assets and liabilities are in separate corporate entities, the consolidated assets are not available to satisfy all consolidated liabilities. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification.

Management is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Included as an integral part of the consolidated financial statements are separate summarized financial statements and notes for the company's primary business groups, as well as the significant accounting policies unique to each group.

EARNINGS PER SHARE

Earnings per share are based upon the weighted average of shares outstanding, including common stock equivalents, during the year. The weighted average shares outstanding were (in millions): 1996--55.5; 1995--56.1; and 1994--55.9.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, commercial paper, agency discount notes, federal funds sold and other short-term liquid instruments with original maturities of three months or less.

TRANSLATION OF INTERNATIONAL CURRENCIES

Balance sheets of the company's international operations where the functional currency is other than the U.S. dollar are translated into U.S. dollars at year-end exchange rates. Adjustments resulting from financial statement translation are reported as a component of shareholders' equity. For other international operations where the functional currency is the U.S. dollar, inventories, property, plant and equipment are translated at the rate of exchange on the date the assets were acquired, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in earnings and are not material.

Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in earnings and are not material.

INCOME TAXES

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

STOCK BASED COMPENSATION

In 1996, the company adopted SFAS No. 123, "Accounting for Stock Based Compensation," which permits the company to recognize compensation cost related to stock options, using the intrinsic value method or the fair value method. The company elected to continue to use the intrinsic value method.

LONG-LIVED ASSETS

In 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value, less costs to sell. The effect of adopting SFAS No. 121 was not material to the financial statements.

PENDING ACCOUNTING POLICY CHANGES

In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which requires an entity, after a transfer of financial assets that meets the criteria to be accounted for as a sale, to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered. The company will apply the new rules prospectively beginning in the first quarter of 1997 and, based on current circumstances, does not believe the application of the new rules will have a material impact on the financial statements.

NOTE 2 - TAXES ON INCOME

Taxes on income from continuing operations consisted of the following:

                                                     CURRENT   DEFERRED
------------------------------------------------------------------------
(in millions)
1996
FEDERAL                                               $27.2      $(16.5)
STATE AND OTHER                                         6.5         5.9
------------------------------------------------------------------------
                                                      $33.7      $(10.6)
========================================================================
1995
Federal                                               $87.2      $ 48.2
State and other                                        11.9         2.7
------------------------------------------------------------------------
                                                      $99.1      $ 50.9
========================================================================
1994
Federal                                               $10.7      $ 43.7
State and other                                         6.8          .6
------------------------------------------------------------------------
                                                      $17.5      $ 44.3
========================================================================

Significant components of the company's consolidated deferred tax assets and liabilities are as follows:

AT YEAR END                                            1996        1995
------------------------------------------------------------------------
(in millions)
DEFERRED TAX LIABILITIES
  Depreciation                                       $346.3      $297.8
  Depletion                                            36.8        37.7
  Pensions                                             18.5        18.0
  Other                                                42.2        30.7
-----------------------------------------------------------------------
    Total deferred tax liabilities                    443.8       384.2
-----------------------------------------------------------------------

DEFERRED TAX ASSETS
  Alternative minimum tax credits                     215.6       169.7
  Net operating loss carryforwards                     96.7        80.6
  OPEB obligations                                     47.8        46.2
  Other                                                30.0         4.2
-----------------------------------------------------------------------
    Total deferred tax assets                         390.1       300.7

VALUATION ALLOWANCE                                  (147.4)     (133.0)
-----------------------------------------------------------------------
  Net deferred tax liability                         $201.1      $216.5
=======================================================================

The differences between the consolidated effective income tax rate and the federal statutory income tax rates include the following:

                                                       1996        1995        1994
------------------------------------------------------------------------------------
(in millions)
Taxes on income
  at statutory rate                                   $54.6      $150.9       $67.7
FDIC tax-sharing
  settlement                                          (31.5)         --          --
Book benefit of FDIC
  assistance and other
  permanent items                                      (8.1)       (9.8)      (10.3)
State and other taxes                                   8.1         8.9         4.4
------------------------------------------------------------------------------------
                                                      $23.1      $150.0       $61.8
====================================================================================

Income tax payments, net of refunds received, were $38 million, $74 million and $58 million during 1996, 1995 and 1994, respectively.

The company has net operating loss carryforwards that expire from the year 2000 through the year 2009. Alternative minimum tax credits may be carried forward indefinitely.

In connection with the acquisition of Guaranty in 1988, the company entered into an assistance agreement (Assistance Agreement) with the Federal Savings and Loan Insurance Corporation. Pursuant to the Assistance Agreement, the company received various tax benefits to be shared with the FDIC when the cash benefits were realized by the company. During the term of the Assistance Agreement, the company recorded these tax-sharing liabilities on an undiscounted basis. The company and the FDIC terminated the Assistance Agreement. As a part of this termination, the company and the FDIC agreed to a one-time payment that was based on the present value of the future liabilities. The company recognized a credit to its tax provision of $31.5 million as a result of the completion of this transaction.

The valuation allowance represents accruals for deductions that are uncertain and, accordingly, have not been recognized for financial reporting purposes. The increase in the valuation allowance is the result of management's refinement of these uncertainties.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments were as follows:

                                                            1996                   1995
                                                   CARRYING        FAIR    CARRYING        FAIR
                                                     AMOUNT       VALUE      AMOUNT       VALUE
------------------------------------------------------------------------------------------------
(in millions)
FINANCIAL ASSETS
Loans receivable                                   $5,413.9    $5,417.0    $4,764.4    $4,798.7
Mortgage-backed
  and investment
  securities                                        2,783.5     2,707.2     3,423.6     3,368.4
================================================================================================

FINANCIAL
 LIABILITIES
Deposits                                            6,263.1     6,262.7     6,377.0     6,627.4
FHLB advances                                          55.3        58.9       155.0       160.3
Long-term debt                                      1,654.9     1,717.1     1,601.6     1,701.3
================================================================================================

OFF-BALANCE-
  SHEET
  INSTRUMENTS
Commitments
  to extend credit                                       --        (1.8)         --        (1.3)
================================================================================================

Differences between fair value and carrying amounts are primarily due to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. The fair value of cash and cash equivalents, trade and other receivables, securities sold under agreements to repurchase, and mortgage loans held for sale consistently approximate the carrying amount due to their short-term nature and are excluded from the above table. The fair value of mortgage-backed and investment securities and off-balance-sheet instruments are based on quoted market prices. Other financial instruments are valued using discounted cash flows. The discount rates used represent current rates for similar instruments.

NOTE 4 - SHAREHOLDER RIGHTS PLAN

During 1989, the board of directors adopted a Shareholder Rights Plan in which one preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each one-half Right entitles shareholders to purchase, under certain conditions, one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $200. The Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 25 percent or more of the common shares. The company will generally be entitled to redeem the Rights at $.01 per Right at any time until the 10th business day following public announcement that a 20 percent position has been acquired. The Rights will expire on February 20, 1999.

NOTE 5 - EMPLOYEE BENEFIT PLANS

PENSIONS

The company has pension plans covering substantially all employees. Plans covering salaried and nonunion hourly employees provide benefits based on compensation and years of service, while union hourly plans are based on negotiated benefits and years of service. The company's policy is to fund amounts on an actuarial basis to accumulate assets sufficient to meet the benefits to be paid in accordance with the requirements of ERISA. Contributions to the plans are made to trusts for the benefit of plan participants.

Net pension cost includes the following:

FOR THE YEAR                                           1996        1995       1994
------------------------------------------------------------------------------------
(in millions)
CHARGES (CREDITS)
Service cost - benefits
  earned during the period                           $ 12.8      $ 11.6      $ 12.7
Interest cost on projected
  benefit obligation                                   32.2        30.6        28.0
Actual return on plan assets                          (71.2)      (72.0)       (3.7)
Net amortization and deferral                          19.5        31.0       (38.6)
------------------------------------------------------------------------------------
Net pension cost (credit)                            $ (6.7)     $  1.2      $ (1.6)
====================================================================================

Significant assumptions used to develop net pension cost for the defined benefit pension plans follows:

FOR THE YEAR                                          1996        1995        1994
------------------------------------------------------------------------------------
Discount rate for
  determining projected
  benefit obligation                                  8.00%       7.75%       8.25%
Expected long-term rate of
  return on plan assets                               9.00%       9.00%       9.00%
Average increase in
  compensation levels                                 5.00%       4.75%       5.25%
====================================================================================



The funded status of employee pension plans follows:

AT YEAR END                                           1996        1995
------------------------------------------------------------------------
(in millions)
Actuarial present value of projected
  benefit obligations:
    Vested                                           $379.4      $360.6
    Nonvested                                          28.5        28.1
------------------------------------------------------------------------
  Accumulated projected
   benefit obligation                                $407.9      $388.7
========================================================================

Plan assets at fair value,
  primarily stocks and bonds                         $528.2      $472.8
Projected benefit obligation
  for service rendered to date                       (455.0)     (426.5)
------------------------------------------------------------------------
Plan assets in excess of
  projected benefit obligation                         73.2        46.3
Unrecognized prior service cost                         1.3          .4
Unrecognized net loss from past
  experience different from that assumed               (9.6)       15.1
Unrecognized net asset at beginning
  of period, less amortization to date                (17.0)      (21.4)
------------------------------------------------------------------------
Net pension asset included in the
  consolidated balance sheet                         $ 47.9      $ 40.4
========================================================================

POSTRETIREMENT BENEFITS

The company provides medical and insurance benefits to certain eligible salaried and hourly employees who reach retirement age while employed by the company.

Net postretirement benefit cost includes the following:

FOR THE YEAR                                           1996        1995        1994
------------------------------------------------------------------------------------
(in millions)
Service costs for benefits                            $ 2.7       $ 2.6       $ 1.9
Interest cost                                           8.5         8.7         7.3
Net amortization and deferral                           (.4)        (.4)        (.8)
------------------------------------------------------------------------------------
Net postretirement cost                               $10.8       $10.9        $8.4
====================================================================================

Significant assumptions used to develop net postretirement cost for the postretirement benefit plan follows:

FOR THE YEAR                                          1996        1995        1994
------------------------------------------------------------------------------------
Discount rate for
  determining
  postretirement
  benefit obligation                                  8.00%       7.75%       8.25%
Health care cost trend rate                          10.00%      11.00%      11.00%
====================================================================================

Summary information for the plan follows:

AT YEAR END                                            1996        1995
------------------------------------------------------------------------
(in millions)
ACCUMULATED POSTRETIREMENT
 BENEFIT OBLIGATION
  Retirees                                           $ 53.4      $ 63.4
  Active participants,
    eligible to retire                                 19.1        16.8
  All other participants                               32.4        41.5
------------------------------------------------------------------------
  Accrued postretirement
    benefit obligation                                104.9       121.7
  Unrecognized net gains                               22.4        12.0
  Unrecognized prior service cost                       9.1        (2.1)
------------------------------------------------------------------------
  Postretirement benefit
    obligation included
    in the consolidated balance sheet                $136.4      $131.6
========================================================================

The health care trend rate of 10 percent in 1996 is expected to decline to 6 percent by 2010 and remain constant thereafter. If such rate increased by 1 percent, the accumulated postretirement obligation would increase by 7.5 percent and the 1996 net postretirement cost would increase by 10.2 percent.

NOTE 6 - STOCK OPTION PLANS

The company has established stock option plans for key employees and directors. The plans provide for the granting of nonqualified stock options and/or incentive stock options, and prior to 1994, the plans permitted the grant of stock appreciation rights with all or part of any options so granted. Options granted after 1995 have primarily a 10-year term and become exercisable in steps from one to five years.

A summary of stock option activity follows:

                                                               WEIGHTED
                                                                AVERAGE
                                                               EXERCISE
                                                    OPTIONS      PRICES
------------------------------------------------------------------------
(shares in thousands)
OUTSTANDING BEGINNING OF 1996 YEAR                    1,404         $45
Granted                                                 456          43
Exercised                                              (144)         32
Forfeited                                               (90)         48
------------------------------------------------------------------------
Outstanding end of 1996 year                          1,626         $45
------------------------------------------------------------------------
Weighted average fair value
 of options granted during
 the 1996 year                                             $13.07
========================================================================

Outstanding beginning of 1995 year                    1,275         $43
Granted                                                 326          46
Exercised                                              (146)         30
Forfeited                                               (51)         48
------------------------------------------------------------------------
Outstanding end of 1995 year                          1,404         $45
------------------------------------------------------------------------
Weighted average fair value
 of options granted during
 the 1995 year                                             $13.55
========================================================================

Outstanding beginning of 1994 year                    1,394         $37
Granted                                                 268          52
Exercised                                              (319)         25
Forfeited                                               (68)         46
------------------------------------------------------------------------
Outstanding end of 1994 year                          1,275         $43
========================================================================

Options exercisable at year end were (in thousands): 1996--769; 1995--718; and 1994--643. The weighted average price for options exercisable at December 28, 1996, was $44 per share. Exercise prices for options outstanding at December 28, 1996, range from $12 to $54. The weighted average remaining contractual life of these options is seven years. An additional 1,065,422 shares of common stock were available for grants at December 28, 1996. A restricted stock plan also provides for a maximum of 300,000 shares of restricted common stock to be reserved for awards. At year end 1996, awards of 158,661 shares of common stock were outstanding at an average price of $47.34 per share.

Pro forma net income and earnings per share, assuming that the company had accounted for its employee stock options using the fair value method and amortized such to expense over the options' vesting period, would not be materially different from those reported.

The fair value of the options granted in 1996 and 1995 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

FOR THE YEAR                                           1996        1995
========================================================================
Expected dividend yield                                2.6%        2.3%
Expected stock price volatility                       26.5%       27.0%
Risk-free interest rate                                6.5%        6.7%
Expected life of options                          7.0 years  5.25 years
========================================================================


NOTE 7 - COMMITMENTS AND CONTINGENCIES

There are pending against the company and its subsidiaries lawsuits, claims and environmental matters arising in the regular course of business. In the opinion of management, recoveries, if any, by plaintiffs or claimants that may result from the foregoing litigation and claims will not be material in relation to the consolidated financial statements of the company and its subsidiaries.

See page 33 for a discussion of commitments on construction projects.

NOTE 8 - BUSINESS SEGMENT INFORMATION

Refer to "Business Segments" on page 25 for information relating to Revenues and Income Before Taxes, and page 33 for information relating to Capital Expenditures for the business segments for the three years 1996, 1995 and 1994.

Identifiable assets by business segment are those assets specifically used in each segment's operations. The results of the timber and timberlands operations are allocated to the manufacturing groups based upon fiber usage. Corporate assets are principally cash and office buildings.

Additional business segment information is presented below.

FOR THE YEAR                                           1996        1995*       1994*
------------------------------------------------------------------------------------
(in millions)
IDENTIFIABLE ASSETS
Paper                                             $ 2,715.7  $  2,762.4   $ 2,536.9
Building products                                     346.4       297.8       259.2
Timber and
  timberlands                                         538.1       490.6       466.1
Corporate and other
  activities                                           49.0        44.7        46.5
------------------------------------------------------------------------------------
                                                    3,649.2     3,595.5     3,308.7
Financial services                                  9,335.1     9,211.1     9,007.7
Reclassifications and
  eliminations                                        (37.2)      (42.2)      (65.7)
------------------------------------------------------------------------------------
    Total                                         $12,947.1  $ 12,764.4a  $12,250.7
====================================================================================

DEPRECIATION AND
  DEPLETION
Paper                                             $   197.6  $    171.0   $   163.9
Building products                                      29.4        24.0        23.2
Timber and
  timberlands                                          16.9        12.2        11.2
Corporate and other
  activities                                             .5          .4         2.0
------------------------------------------------------------------------------------
                                                      244.4       207.6       200.3
Financial services                                      9.6         8.1         7.8
------------------------------------------------------------------------------------
    Total                                         $   254.0  $    215.7   $   208.1
====================================================================================

*Reclassified to conform with current year's classification

NOTE 9 - SUMMARY OF QUARTERLY
RESULTS OF OPERATIONS (UNAUDITED)

Selected unaudited quarterly financial results for the years 1996 and 1995 are summarized below.

                                                     FIRST      SECOND       THIRD      FOURTH
                                                    QUARTER     QUARTER     QUARTER     QUARTER
------------------------------------------------------------------------------------------------
(in millions except per share data)
1996
Total revenues                                       $868.7      $883.4      $862.5      $845.7
Manufacturing net sales                               670.4       677.9       658.1       638.5
Manufacturing gross profit                            137.3       124.6        97.5        87.5
Financial services
  operating income
  before taxes                                         24.7        29.7       (17.6)       26.3
Net income                                             46.4        35.4        32.7        18.3
Earnings per share                                      .84         .63         .59         .33
================================================================================================

1995*
Total revenues                                       $843.3      $898.1      $879.2      $875.0
Manufacturing net sales                               669.4       706.6       683.2       672.1
Manufacturing gross profit                            151.9       168.5       188.8       154.6
Financial services
  operating income
  before taxes                                         14.2        24.0        24.9        35.0
Net income                                             58.3        72.9        84.8        65.0
Earnings per share                                     1.04        1.30        1.51        1.16
================================================================================================

*Reclassified to conform with current year's classification

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

The company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The company also maintains an internal auditing function which evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

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





/s/ CLIFFORD J. GRUM

Clifford J. Grum
Chairman of the Board and
Chief Executive Officer



/s/ DAVID H. DOLBEN

David H. Dolben
Vice President and
Chief Accounting Officer


REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF TEMPLE-INLAND INC.

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of December 28, 1996, and December 30, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 28, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at December 28, 1996, and December 30, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles.

/s/ ERNST & YOUNG LLP


Houston, Texas
January 31, 1997