Form 10-K, Exhibit 13
period 1998-01-03
TEMPLE INLAND INC
filed 1998-03-31
CIK 731939

                                                                     EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
Results of Operations and Financial Condition

Results of operations, including information regarding the principal business segments, are shown below.

BUSINESS SEGMENTS

For the year                           1997    1996     1995     1994     1993     1992    1991     1990     1989     1988
--------------------------------------------------------------------------------------------------------------------------
(in millions)
REVENUES
Paper                              $  2,063  $2,082   $2,198   $1,740   $1,572  $ 1,610  $1,519   $1,517   $1,506   $1,429

Building products                       617     563      533      575      497      409     311      305      320      312

Other activities                         --      --       --       20       58       77      68       70       68       33
--------------------------------------------------------------------------------------------------------------------------
   Manufacturing net sales            2,680   2,645    2,731    2,335    2,127    2,096   1,898    1,892    1,894    1,774

Financial services                      945     815      764      632      635      638     609      509(b)    49       40
--------------------------------------------------------------------------------------------------------------------------
   Total revenues                  $  3,625  $3,460   $3,495   $2,967   $2,762  $ 2,734  $2,507   $2,401   $1,943   $1,814
==========================================================================================================================
INCOME BEFORE TAXES

Paper                              $    (39) $  113   $  357   $   74   $    6  $   135  $  156   $  250   $  323   $  304

Building products                       131     102       67      139      102       40       5        9       24       25

Other activities                         --      --       --        1       (2)      (2)      1       (2)      (1)       1
--------------------------------------------------------------------------------------------------------------------------
   Operating profit                      92     215      424      214      106      173     162      257      346      330

Financial services                      132      63(a)    98       56       68       64      54       52(b)    (2)      --
--------------------------------------------------------------------------------------------------------------------------
                                        224     278      522      270      174      237     216      309      344      330

Corporate expense                       (25)    (17)     (22)     (14)     (11)     (15)    (16)     (21)     (13)     (20)

Parent Company interest - net          (110)   (110)     (73)     (67)     (69)     (48)    (38)     (26)     (26)     (23)

Other income                              6       5        4        4        2        3       5        7        7       17
--------------------------------------------------------------------------------------------------------------------------
   Income before taxes             $     95  $  156   $  431   $  193   $   96  $   177  $  167   $  269   $  312   $  304
==========================================================================================================================

(a) Includes a one-time assessment of $44 million to recapitalize the Savings Association Insurance Fund (SAIF).
(b) Includes operating results from the consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

PAPER

The Paper Group is composed of two units: corrugated packaging and bleached paperboard. The following table provides information on the operating earnings of this group.

For the year(*)                           1997            1996            1995
------------------------------------------------------------------------------
(in millions)
Corrugated packaging                   $ (11.0)        $ 165.6         $ 386.3
Bleached paperboard                       15.3            (8.2)           24.7
Group administration                     (43.3)          (44.4)          (54.4)
------------------------------------------------------------------------------
Operating Earnings                     $ (39.0)        $ 113.0         $ 356.6
==============================================================================

(*) Food Service operating earnings reclassified to corrugated packaging from bleached paperboard.

CORRUGATED PACKAGING

The corrugated packaging operation manufactures linerboard and corrugating medium at seven paper mills and converts it into corrugated packaging at 39 box plants located throughout the United States, Puerto Rico, Mexico and South America. In addition, it operates nine specialty converting plants. Operation of the Erie, Pennsylvania, box plant was discontinued in the second half of 1997. During 1997, two state-of-the-art corrugated packaging plants began operations--one in Sinaloa, Mexico; the other in Streetsboro, Ohio.

Before administrative costs, the corrugated packaging operation lost $11.0 million in 1997, compared with $165.6 million earned in 1996. Revenues for this operation decreased 4 percent in 1997, compared with 1996, as average product prices continued to decline from 1996 levels. Revenues for 1996 were down 8 percent, compared with 1995. Increased sales volumes in both 1997 and 1996 were able to offset some of the effect of significantly lower product prices.

The weak demand for corrugated packaging that developed in late 1995 and additional industry capacity completed in 1996 resulted in unstable market conditions throughout 1996. As a result, box prices declined by 19 percent on average in 1996. Although demand improved in the second half of 1996, markets were unable to stabilize and inventories were higher than normal in early 1997. Pricing continued to decline in 1997 with an additional 8 percent reduction by August before beginning a slow rebound. By year end, box prices had almost recovered from the deterioration that occurred earlier in the year.

Tons of boxes sold were up 4.1 percent in 1997, slightly ahead of the 3.5 percent increase in 1996. While the 1997 earnings decline was moderated by the increased sales volume, the cost of old corrugated containers (OCC), the principal raw material used in approximately 44 percent of the group's containerboard production, more than offset this gain. The cost of OCC was up $16 per ton in 1997, compared with 1996. This increase followed a $71 per ton decrease in 1996 versus 1995.

As indicated in the table below, mill production totaled 2,761,000 tons in 1997, a 184,000-ton increase in production over 1996. Production of containerboard exceeded internal box plant usage by 336,000 tons in 1997, 275,000 tons in 1996, and 317,000 tons in 1995. Excess production was sold in the domestic and export markets. The company curtailed production by approximately 35,000 tons in 1997 and 120,000 tons in 1996 to control inventory levels.

For the year                             1997             1996             1995
--------------------------------------------------------------------------------
MILL PRODUCTION
(in tons)                           2,761,000        2,577,000        2,514,000
================================================================================

Box production at the Mexican, Puerto Rican and South American converting facilities increased by 50,000 tons to 174,000 tons in 1997. While volumes increased in Chile and Argentina, competitive pricing pressures contributed to continued operating losses at these plants. Additionally, the Sinaloa, Mexico, box plant was unprofitable. The operations of the other two Mexican plants, in Guanajuato and Monterrey, were stabilized in 1997 and reported improved earnings. The net operating losses in Argentina, Chile and Sinaloa, Mexico, served to increase the effective tax rate for the corporation, since the company did not accrue a tax benefit for these losses.

The following table shows the quarterly sales of the corrugated packaging operation in tons and dollars. The totals presented include not only boxes sold, but also open market sales of linerboard and related products.

CORRUGATED PACKAGING

For the year                                1997            1996            1995
--------------------------------------------------------------------------------
UNIT SALES
(in thousands of tons)
   1st Quarter                               647             575             602
   2nd Quarter                               719             608             614
   3rd Quarter                               706             636             564
   4th Quarter                               697             616             553
--------------------------------------------------------------------------------
                                           2,769           2,435           2,333
================================================================================

NET SALES(*)
(in millions)
   1st Quarter                          $  411.9        $  469.7        $  452.8
   2nd Quarter                             432.6           453.4           499.5
   3rd Quarter                             421.3           423.3           487.9
   4th Quarter                             428.2           414.2           470.1
--------------------------------------------------------------------------------
                                        $1,694.0        $1,760.6        $1,910.3
================================================================================

(*) Reclassified to include Food Service sales for 1996 and 1995.

In October 1997, the company sold substantially all of the operating assets of its subsidiary, Temple-Inland Food Service Corporation (Food Service), for approximately book value. Food Service had revenues of $66.3 million, $84.1 million and $80.9 million during 1997, 1996 and 1995, respectively.

BLEACHED PAPERBOARD

The bleached paperboard operation manufactures bleached paperboard at one mill in Evadale, Texas. Its products are sold to commercial printers and paperboard converters, including those serving packaging, food service and office product markets.

The mill completed a major modernization and expansion program during 1995. The cornerstone of this project was a new 550-ton-per-day paperboard machine capable of producing low-density, lightweight bleached paperboard and bleached bristols. Other key elements of the expansion project included major technological upgrades on three existing paperboard machines, a pine fiberline, a coating plant, a power boiler, an extruder plant, a lime kiln and a concentrator. One of the mill's recovery boilers was also rebuilt.

Before administrative costs, the bleached paperboard operation reported income of $15.3 million in 1997, compared with a loss of $8.2 million in 1996. Average prices for bleached paperboard were basically flat in 1997, compared with 1996, after having declined by 12 percent in 1996. Paperboard sales volume increased by 21 percent in 1997 versus 1996 as demand improved. Paperboard sales volume increased 31 percent in 1996. Production in both 1997 and 1996 was limited to control inventory levels.

Most of the earnings improvement in 1997 was achieved through a reduction in manufacturing costs of $16 per ton as the efficiencies from the increased level of production and the effect of a cost-reduction program were realized. Manufacturing costs for 1996 were relatively unchanged from 1995 levels.

The following table lists the quarterly sales of the bleached paperboard operation in tons and dollars. Changes in product mix from period to period may make historical comparisons difficult.



BLEACHED PAPERBOARD

For the year                                1997           1996           1995
--------------------------------------------------------------------------------
UNIT SALES
(in thousands of tons)
PAPERBOARD
   1st Quarter                               155            108            120
   2nd Quarter                               178            125             97
   3rd Quarter                               169            149             83
   4th Quarter                               133            142            100
--------------------------------------------------------------------------------
                                             635            524            400
================================================================================


--------------------------------------------------------------------------------
PULP                                           2            100             99
================================================================================

NET SALES
(in millions)
PAPERBOARD
   1st Quarter                           $  87.6        $  66.1        $  70.7
   2nd Quarter                              95.0           73.6           56.8
   3rd Quarter                              96.9           83.3           54.4
   4th Quarter                              86.5           77.5           67.1
--------------------------------------------------------------------------------
                                         $ 366.0        $ 300.5        $ 249.0
================================================================================


--------------------------------------------------------------------------------
PULP AND OTHER                           $   2.9        $  21.2        $  39.1
================================================================================

The Paper Group's administrative costs were down slightly in 1997, compared with 1996. These costs decreased $10 million in 1996 from 1995, primarily because the company paid significantly lower bonuses to its managers in 1996 as a result of the lower level of profitability.

BUILDING PRODUCTS


The Building Products Group manufactures a diversified line of construction and commercial grade building materials at 13 facilities (including one joint-venture facility) located in Texas, Louisiana, Oklahoma, Arkansas, Alabama and Georgia. In 1997, almost 82 percent of its revenues were generated from wood-based materials made from Southern Pine logs or log residues. These products, sold to both residential and commercial market segments, include lumber, plywood, fiber products and particleboard. The non-wood-based business unit manufactures a variety of gypsum wallboard products that are sold to the same market segments as wood-based materials.

The group earned $131.1 million in 1997, the second-highest earnings level in its history, following earnings of $139 million in 1994. Net manufacturing revenues in 1997 increased $54 million, or 10 percent, over 1996. This 10 percent increase followed a 6 percent increase in 1996. As a result of improved residential and commercial construction levels, prices advanced in 1997 across all product lines, except for particleboard and plywood.

During 1997, the group completed its exit from the retail building products distribution business. Retail operations accounted for less than 1 percent of group net revenues in 1997, compared with about 3 percent in 1996 and 10 percent in 1995. The group began its exit from this business during the fourth quarter of 1995 by selling its two major Houston-area retail locations. Late in 1996, two of the three remaining locations were sold and the last location was sold in December 1997.

The following table provides information on unit sales volumes and net sales for each business unit.

BUILDING PRODUCTS

For the year                                1997            1996            1995
--------------------------------------------------------------------------------
UNIT SALES(*)
Pine lumber                                  639             605             582
Fiber products                               402             457             422
Particleboard                                470             399             329
Plywood                                      281             259             217
Gypsum wallboard                             843             838             813
================================================================================

NET SALES
(in millions)
Pine lumber                              $ 262.1         $ 217.4         $ 190.1
Fiber products                              66.2            73.3            59.7
Particleboard                              125.0           112.2            99.1
Plywood                                     55.2            52.1            49.3
Gypsum wallboard                           104.6            90.2            83.1
Retail distribution                          4.2            17.1            51.3
Other                                         --             0.3             0.3
--------------------------------------------------------------------------------
                                         $ 617.3         $ 562.6         $ 532.9
================================================================================

(*)Unit sales amounts shown are in millions of square feet, except pine lumber, which is in millions of board feet.

Pine lumber shipments of 639 million board feet increased 6 percent over 1996. Lumber prices improved during the first three quarters of the year, ranging from 11 percent in the third quarter to 26 percent in the first quarter, above the same periods in 1996. By the fourth quarter, the price level was virtually identical to the level sustained in the fourth quarter of 1996. However, the average selling price experienced for the year was 12 percent higher than the average selling price for 1996.

Fiber products revenues decreased 10 percent from 1996 due to a 12 percent decrease in shipments. Shipments were lower due to a shift in product mix in order to manufacture more siding products rather than traditional sheathing. TrimCraft(TM) , the company's alternative lumber trim product, continued to gain market acceptance, and shipments of this product advanced 4 percent over 1996 levels. Shipment of TrimCraft increased 30 percent in 1996, compared with 1995.

During 1997, construction continued on a new medium density fiberboard (MDF) plant in El Dorado, Arkansas. The $97 million facility, a joint-venture operation, is designed to produce 150 million square feet of MDF annually and is projected to begin operations in the second quarter of 1998. MDF products are high-grade composite panels that serve as suitable alternatives to high-quality millwork lumber and as flooring substrates.

Also during 1997, the group, through a joint venture, began construction on a new cement fiberboard plant in Waxahachie, Texas. This $60 million facility is designed to produce 126 million square feet of cement fiberboard annually. This plant is expected to start operations during the third quarter of 1998. Cement fiberboard is a weather-stable product with increasing acceptance for applications such as exterior sidings, tile backing and roofing.

Using by-products of lumber processing, the group manufactures particleboard at four plants in Texas, Alabama, Arkansas and Georgia. The Arkansas plant, completed late in the fourth quarter of 1995 at a cost of $65 million, increased overall particleboard capacity by about 50 percent. Particleboard shipments increased 18 percent over 1996, despite lost production at the Texas and Georgia plants, each of which incurred a ten-week outage for a major modernization. Due to the increase in shipments, the particleboard group's revenues rose $13 million, or 11 percent, from 1996, despite an average price decline of 6 percent from 1996 levels. In 1996, shipments were 21 percent above, and prices were 6 percent below, 1995 levels.

Record earnings were achieved by the group's gypsum wallboard operation in 1997 as prices continued the recovery begun in 1994, and the mix of products manufactured continued to improve. Gypsum wallboard shipments of 843 million square feet were slightly above 1996 levels, but revenues increased by $14 million due to a 15 percent increase in average sales price. Gypsum wallboard demand improved in both 1996 and 1997 as a result of the increased level of construction, including both residential and commercial. In addition to a strong market, specialty products, including the group's Stretch 54(R) product, pre-sized to reduce material waste and application labor in houses with nine-foot-high ceilings, continued to gain market share. Specialty panels in 1997 accounted for 40 percent of total shipments, compared with 38 percent in 1996.

In 1997, plans were announced to construct another gypsum wallboard plant near Cumberland City, Tennessee. The plant will be operated by the Standard Gypsum LLC joint venture, of which a subsidiary of the company is a 50 percent partner. This state-of-the-art plant is expected to produce in excess of 700 million square feet of gypsum wallboard annually, and will utilize 100 percent flue gas desulphurization (synthetic) gypsum. This plant will be adjacent to the Cumberland Fossil Plant, the Tennessee Valley Authority's (TVA) largest coal-fired steam electric plant, which will supply 100 percent of the synthetic gypsum for use in the production of the wallboard at this facility. The synthetic gypsum is produced as a by-product of the TVA plant's air-cleaning system. Construction of this $60 million facility will begin in 1998, and production is expected to begin by 2000.

TIMBER AND TIMBERLANDS

The company controls approximately 2.2 million acres of timberland in Texas, Louisiana, Georgia and Alabama. In 1997, this renewable resource provided approximately 58 percent of the company's sawtimber requirements and roughly 57 percent of the fiber necessary to operate the company's paper, particleboard and fiberboard converting operations.

FINANCIAL SERVICES

The company's Financial Services Group includes savings bank, mortgage banking, real estate development and insurance operations. The following selected financial information provides a detailed description of these operations.

FINANCIAL SERVICES GROUP
SELECTED FINANCIAL INFORMATION

For the year or
at year end                                1997             1996            1995
--------------------------------------------------------------------------------
(in millions)
INCOME
Savings bank                          $   106.6          $  37.5 (a)   $    78.1
Mortgage banking                           24.0             23.0            20.3
Real estate                                (3.4)            (1.7)           (3.8)
Insurance                                   4.8              4.3             3.5
--------------------------------------------------------------------------------
   Income before taxes                    132.0             63.1            98.1
Taxes on income                            20.6             24.3            27.3
--------------------------------------------------------------------------------
   Net income                         $   111.4        $    38.8       $    70.8
================================================================================

ASSETS
Savings bank                          $10,370.6        $ 8,945.9       $ 8,881.7
Mortgage banking                          385.6            241.4           157.0
Real estate                               280.4            287.4           238.4
Insurance                                  32.4             26.3            19.1
Other activities                             --              0.1             1.6
Eliminations                             (284.3)          (166.0)          (86.7)
--------------------------------------------------------------------------------
   Total assets                       $10,784.7        $ 9,335.1       $ 9,211.1
================================================================================

LIABILITIES
Savings bank                          $ 9,798.1        $ 8,509.9       $ 8,405.2
Mortgage banking                          303.4            177.1           113.5
Real estate                               222.0            204.7           156.2
Insurance                                  19.7             17.7            13.2
Other activities                             --             (0.1)            4.6
Preferred stock
   issued by
   subsidiary                             150.0               --              --
Eliminations                             (284.3)          (166.0)          (86.7)
--------------------------------------------------------------------------------
   Total liabilities                  $10,208.9        $ 8,743.3       $ 8,606.0
================================================================================

EQUITY
Savings bank                          $   422.5        $   436.0       $   476.5
Mortgage banking                           82.2             64.3            43.5
Real estate                                58.4             82.7            82.2
Insurance                                  12.7              8.6             5.9
Other activities                             --              0.2            (3.0)
--------------------------------------------------------------------------------
   Total equity                       $   575.8        $   591.8       $   605.1
================================================================================

(a) Includes a one-time SAIF assessment of $43.9 million.

SAVINGS BANK

The company's savings bank, Guaranty Federal Bank, F.S.B. (Guaranty), conducts its business through 135 banking centers in Texas and California. The Texas operations are concentrated in the metropolitan areas of Houston, Dallas/Fort Worth, San Antonio and Austin, as well as the Central and Eastern regions of the state. All of Guaranty's deposit locations in California are in the Central Valley area. The primary business of Guaranty is to attract savings deposits from the general public, to invest in loans secured by real estate mortgages, to be a major construction lender to the commercial and residential real estate industry, and to provide a variety of loan products to consumers and businesses.

GUARANTY FEDERAL BANK, F.S.B.
SELECTED FINANCIAL INFORMATION

For the year                          1997           1996             1995
--------------------------------------------------------------------------------
(dollars in millions)
INCOME AND EXPENSE
Net interest income                $     222.3    $     193.0      $     179.5
Noninterest income                        17.8           22.2             37.7
Noninterest expense                      128.5          163.9 (a)        124.6
Minority interest in
  income of subsidiary                     6.5           --               --
Income before taxes                      106.6           37.5             78.1

AVERAGE BALANCE SHEET
Total earning assets                   9,919.1        8,889.0          8,819.5
Loans receivable
   and mortgage loans
   held for sale                       6,530.9        5,215.1          4,453.6
Mortgage-backed and
   investment securities               2,721.6        3,204.3          3,647.1
Covered assets                            --             --              298.6
Deposits                               7,090.5        6,423.9          6,721.3
Securities sold
   under repurchase
   agreements and
   FHLB advances                       2,573.9        2,113.5          1,873.0

KEY RATIOS
Yield on earning assets                   7.06%          6.96%            6.87%
Cost of funds                             4.95%          4.91%            4.96%
--------------------------------------------------------------------------------
Net interest spread                       2.11%          2.05%            1.91%
================================================================================

(a) Includes a one-time SAIF assessment of $43.9 million.

At year end 1997, loans receivable comprised 71 percent of earning assets, compared with 67 percent in the prior year. For increased flexibility during 1997, Guaranty securitized a portion of its mortgage loans held in its portfolio. At year end 1997, the ratio of loans receivable to earning assets, with the inclusion of the balance of $768 million in loans securitized, was 79 percent.

Net interest income for 1997 increased $29.3 million from 1996. This was a result of an increase in average earning assets of $1 billion from 1996, principally due to the acquisition of Stockton Savings Bank, F.S.B. (SSB) discussed below, combined with the improved asset mix of loans.

Net interest income for 1996 increased $13.5 million from 1995. Although the average balance of total earning assets remained virtually constant with 1995, the improved mix of loans receivable to securities improved the net interest spread by 14 basis points.

When new loans are originated, an estimated allowance for losses is provided. Thereafter, this provision is adjusted for actual net charge-off experience and other factors. The provision for loan loss decreased $15.5 million during 1997, compared with 1996, primarily related to the securitization of about $1 billion of mortgage loans, payoff of other notes, as well as favorable net charge-off experience.

Noninterest income is composed primarily of fees collected, including service charges on deposits. Losses on the sale of certain mortgage securities resulted in a net noninterest income reduction of $4.4 million. In 1995, Guaranty recognized a $9 million gain, representing its portion of gains on certain asset dispositions (see Note C on page 44 for additional information). Excluding the gain recognized in 1995, noninterest income decreased by $6.5 million in 1996.

Excluding $43.9 million related to the 1996 one-time Savings Association Insurance Fund (SAIF) assessment discussed below, noninterest expense for 1997 increased $8.5 million from 1996. The assessment reduced insurance premiums on deposits by $9.8 million in 1997. Primarily as the result of new operations in California, other noninterest expense was up $18.3 million in 1997, compared with a decrease of $4.6 million in 1996.

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

Effective January 1, 1997, Guaranty is not required to pay any deposit insurance assessments, but is required to pay approximately 6.5 basis points on its insured deposits annually to repay certain Financial Corporation (FICO) bond obligations. Prior to the special assessment, Guaranty was paying 23 basis points of insured deposits for insurance premiums, as compared with the approximate 6.5 basis points of insured deposits currently being paid to repay FICO bond obligations.

ACQUISITIONS

On June 27, 1997, the company acquired all of the outstanding stock of California Financial Holding Company, the parent company of Stockton Savings Bank, F.S.B. (SSB), and merged the operations of SSB into Guaranty. The consideration for the transaction was $143.4 million, consisting of approximately 1,614,000 shares of Temple-Inland Inc. common stock and cash of $47.3 million. SSB operated 25 banking centers in the Central Valley area of California and had assets at acquisition totaling approximately $1.4 billion, consisting primarily of loans and securities.

LIQUIDITY, INTEREST RATE RISK MANAGEMENT AND CAPITAL

Guaranty is required by the Office of Thrift Supervision (OTS) to maintain average daily balances of statutorily defined liquid assets. During 1997, the liquid assets requirement was decreased from 5 percent to 4 percent of net withdrawable deposits and short-term borrowings.

The operations of Guaranty are subject to a risk of interest rate fluctuation to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Because approximately 94 percent of Guaranty's assets at year end 1997 have adjustable rates, this risk is significantly mitigated. A substantial portion of Guaranty's investments in adjustable-rate mortgage-backed securities have annual or lifetime caps that subject Guaranty to interest rate risk should rates rise above certain levels. To optimize net interest income while maintaining acceptable levels of interest rate and liquidity risk, Guaranty, from time to time, will enter into various interest rate contracts for purposes other than trading. See Note L on page 48 for additional information.

On May 28, 1997, a newly formed subsidiary of Guaranty that qualifies as a real estate investment trust (REIT) issued $150 million of noncumulative floating rate preferred stock in a private placement. The preferred stock qualifies for inclusion in regulatory capital, subject to certain limitations.

OTS regulations require savings institutions to maintain certain minimum levels of capital. Guaranty's regulatory capital exceeded all applicable capital requirements at year end 1997. Note M on page 49 contains additional information concerning Guaranty's capital requirements.

MORTGAGE BANKING

Mortgage banking is conducted through Temple-Inland Mortgage Corporation (TIMC). TIMC arranges financing of single-family mortgage loans, then sells the loans into the secondary market (primarily FNMA, FHLMC and GNMA securities). TIMC generally retains the servicing of these loans.

A summary of selected financial information is provided below.

MORTGAGE BANKING
OPERATIONS SUMMARY

For the year                            1997            1996            1995
------------------------------------------------------------------------------
(dollars in millions)
Revenues                             $     136       $      95       $      71
Income before taxes                         24              23              20
==============================================================================

PORTFOLIO
ROLL-FORWARD
   (Including loans
   serviced for affiliates)
   Beginning servicing               $  17,851       $  13,460       $  10,068
   Purchased servicing                   9,497           4,888           3,782
   New loans added,
      net of servicing
      released                           2,600           2,265             948
   Run-off                              (3,866)         (2,762)         (1,338)
------------------------------------------------------------------------------
   Ending servicing                  $  26,082       $  17,851       $  13,460
------------------------------------------------------------------------------

Portfolio growth rate                     46.1%           32.6%           33.7%
Run-off factor                            16.8%           15.9%           10.9%
Ending number
   of loans serviced                   351,600         225,700         184,800
==============================================================================

The servicing portfolio grew from both internal production and acquisition to a record $26.1 billion during 1997. Servicing totaling $9.5 billion was acquired during 1997, of which $6.4 billion is associated with the acquisition of Knutson Mortgage Corporation (KMC). Servicing totaling $4.9 billion was acquired during 1996, a portion of which was acquired subject to a call option. At the end of 1997, $1.6 billion of the servicing portfolio was subject to the call option. The call option price, if exercised, would exceed the carrying value. The mortgage origination network increased during 1997 from 41 branch offices to 80. The volume of originations increased to $3.2 billion.

REAL ESTATE GROUP

Real estate operations conducted by Lumbermen's Investment Corporation include development of residential subdivisions, as well as management and sale of income properties. Land development projects include 34 residential subdivisions in Texas, Arizona, California, Colorado, Florida, Georgia, Missouri, Tennessee and Utah. At the end of 1997, land development inventory included 2,190 residential lots (1,437 under contract) and 5,664 acres of land. Lot sales for 1997 were 1,422, compared with 1,082 in 1996, and 467 in 1995.

The company owns 12 commercial properties consisting of two hotels, two office buildings, one retail center, two business parks and five parcels of commercial land. The company is also a financial partner in joint ventures that are constructing six apartment projects.

Selected financial information related to these activities is shown below.

REAL ESTATE GROUP
OPERATIONS SUMMARY

For the year                                 1997          1996          1995
-------------------------------------------------------------------------------
(in millions)
REVENUES
   Residential                              $  43.4       $  35.9       $  12.7
   Commercial                                  21.4          18.2          19.4
   Interest and other                           3.7           7.0           4.9
-------------------------------------------------------------------------------
      Total                                 $  68.5       $  61.1       $  37.0
===============================================================================

INCOME (LOSS)
BEFORE TAXES
   Residential                              $   2.2       $   3.0       $  (1.9)
   Commercial                                   4.5           2.2           2.0
   Interest and other                         (10.1)         (6.9)         (3.9)
-------------------------------------------------------------------------------
      Total                                 $  (3.4)      $  (1.7)      $  (3.8)
-------------------------------------------------------------------------------

INSURANCE

Timberline Insurance Managers, Inc. (Timberline), one of the largest insurance agencies in Texas, operates as a general agency selling a full range of insurance products, including automobile, homeowners, business insurance, annuities, and life and health products. The agency also acts as the risk management department of the company. Timberline currently has offices in Austin, Houston, El Paso and San Antonio, Texas.

A summary of revenues and income before taxes is shown below.

INSURANCE
OPERATIONS SUMMARY

For the year                                   1997          1996          1995
--------------------------------------------------------------------------------
(in millions)
REVENUES                                     $  30.4       $  24.9       $  16.5
INCOME BEFORE TAXES                              4.8           4.3           3.5
================================================================================

ENVIRONMENTAL MATTERS

The company is committed to protecting the health and welfare of its employees, the public and the environment, and strives to maintain compliance with all state and federal environmental regulations in a cost-effective manner. In the construction of new facilities and the modernization of existing facilities, the company installed state-of-the-art technology for controlling air and water emissions. These forward-looking programs should minimize the impact that changing regulations have on capital expenditures for environmental compliance.

Future expenditures for environmental-control facilities will depend on changing laws and regulations and techno-logical advances. Given these uncertainties, the company estimates that capital expenditures for environmental purposes during the period 1998 through 2000 will average $15 million each year, exclusive of the expenditures for the Cluster Rule compliance discussed below.

On November 14, 1997, the U.S. Environmental Protection Agency (EPA) issued extensive regulations governing air and water emissions from the pulp and paper industry (the Cluster Rule). According to the EPA, the technology standards in the Cluster Rule will cut the industry's toxic air pollutant emissions by almost 60 percent from current levels and virtually eliminate all dioxin discharged from pulp, paper and paperboard mills into rivers and other surface waters. The rule also provides incentives for individual mills to adopt technologies that will lead to further reductions in toxic pollutant discharges. The EPA estimates that the industry will need to invest approximately $1.8 billion in capital expenditures and approximately $277 million per year in operating expenditures to comply with the Cluster Rule. The initial compliance period is three years from the date the regulations are published in the Federal Register. The estimated expenditures disclosed above do not include expenditures that may be needed to comply with the Cluster Rule. Based upon its interpretation of the Cluster Rule as issued, the company currently estimates that compliance with the rule may require modifications at several facilities. Some of these modifications can be included in modernization projects that will provide economic benefits to the company. Excluding these investments, environmental expenditures are not expected to exceed $110 million over the next three years.

CAPITAL RESOURCES AND LIQUIDITY

The company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, to service existing debt, to pay dividends and to meet normal working capital requirements.

A summary of capital expenditures is shown below.

For the year                                   1997          1996          1995
--------------------------------------------------------------------------------
(in millions)
CAPITAL EXPENDITURES
Paper                                        $ 155.8       $ 147.7       $ 299.1
Building products                               53.4          52.0          67.6
Timber and
   timberlands                                  20.5          74.7          19.1
Other activities                                 3.0           0.9           0.3
--------------------------------------------------------------------------------
Total manufacturing
   group                                     $ 232.7       $ 275.3       $ 386.1
================================================================================

Capital expenditures of approximately $250 million are projected for 1998. Commitments on construction projects totaled $31.6 million at the end of 1997.

Net interest expense incurred by the Parent Company is shown below.

For the year                                 1997          1996          1995
-------------------------------------------------------------------------------
(in millions)
PARENT COMPANY
INTEREST - NET
Interest expense                            $ 112.3       $ 112.9       $ 111.3
Capitalized interest                           (2.0)         (3.3)        (38.6)
-------------------------------------------------------------------------------
Interest expense - net $                      110.3       $ 109.6       $  72.7
===============================================================================

Interest expense increased in 1996, compared with 1995, due to the levels of debt outstanding. The higher amount of capitalized interest in 1995 was due to higher levels of construction in progress associated primarily with the modernization and expansion project at Evadale, Texas. Since this project was completed in 1995, capitalized interest in 1997 and 1996 decreased to $2.0 million and $3.3 million, respectively. Parent Company interest paid during 1997, 1996 and 1995 was $104.5 million, $105.9 million and $95.4 million, respectively.

In August 1995, the Board of Directors approved a stock repurchase program allowing the company to repurchase up to 2.5 million shares. At year end 1997, approximately 75 percent of this program had been completed.

INCOME TAXES

The effective tax rate for the year was 46 percent, compared with a normalized rate of 35 percent in the previous year. The increase in the annual tax rate was primarily attributable to a decrease in the book benefit of Federal Deposit Insurance Corporation assistance, increased taxes incurred on non-deductible goodwill associated with the disposition of Temple-Inland Food Service and losses in foreign operations for which no financial benefit was recognized.

IMPACT OF YEAR 2000 ISSUES

In 1996, the company began to address the forthcoming millennium date and what is frequently referred to in data processing as the "year 2000 problem." Discussions were initiated with major suppliers, customers and financial institutions to ensure that those parties have appropriate plans to remediate year 2000 issues, where their systems interface with the company's systems or otherwise impact its operations.

Comprehensive year 2000 initiatives are being directed and managed by both internal and external resources. These initiatives are designed to effect an orderly transition into the new millennium without adversely affecting the company's core operations and to ensure that transactions with customers, suppliers and financial institutions are fully supported.

The company is well under way with its project plans and expects to complete business systems corrections by December 31, 1998. Test environments are fully operational and will be available for testing to begin in 1998 and continue into 1999 in order to implement ongoing business and manufacturing changes with no negative impact on previous year 2000 corrections.

The company has evaluated the year 2000 readiness of the control systems used in manufacturing. No significant problems were discovered, but work plans have been detailed with tasks and resources identified for becoming year 2000 ready in these operations.

The total cost of year 2000 readiness is expected to be $12.8 million, of which $2.2 million has been expended. This cost is not material to the company's results of operations or financial position.

PENDING ACCOUNTING POLICY CHANGES

In June 1997, the Financial Accounting Standards Board (FASB) issued Statement No. 131, Disclosures about Segments of an Enterprise and Related Information, which establishes new standards for reporting information about operating segments in both annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. The company will adopt the new requirements retroactively in 1998. Management has not completed its review of Statement 131, but does not anticipate that the adoption of this statement will have a significant effect on the company's reported segments.

In June 1997, the FASB issued Statement 130, Reporting Comprehensive Income, which establishes new rules for the reporting and display of comprehensive income and its components, effective first quarter 1998. Under the new statement, the company would be required to include unrealized gains or losses on the company's available-for-sale securities and foreign currency translation adjustments that are currently reported in shareholders' equity, in other comprehensive income and to disclose the total comprehensive income. If the company adopted Statement 130 for the year 1997, the total of other comprehensive income would be $55 million.

SELECTED FINANCIAL DATA

For the year                                      1997(*)      1996         1995         1994         1993
------------------------------------------------------------------------------------------------------------
(dollars in millions, except per share data)
Total revenues                                   $ 3,625      $ 3,460      $ 3,495      $ 2,967      $ 2,762
Manufacturing net sales                            2,680        2,645        2,731        2,335        2,127
Net income                                            51          133          281          131          117(b)
Capital expenditures:
   Manufacturing                                     233          275          386          463          340
   Financial services                                 18           15           34           20           14
Depreciation and depletion:
   Manufacturing                                     255          244          208          200          191
   Financial services                                 13           10            8            8            6
Earnings per share:
   Basic                                            0.91         2.39         5.02         2.35         2.12(b)
   Diluted                                          0.90         2.39         5.01         2.35         2.11(b)
Dividends per common share                          1.28         1.24         1.14         1.02         1.00
Weighted average shares outstanding:
   Basic                                            56.0         55.5         56.0         55.8         55.3
   Diluted                                          56.2         55.6         56.1         55.9         55.5
Common shares
  outstanding at year end                           56.3         55.4         55.7         56.0         55.5
------------------------------------------------------------------------------------------------------------

AT YEAR END
Total assets                                     $14,364      $12,947      $12,764      $12,251      $11,959
Long-term debt:
   Parent Company                                  1,438        1,522        1,489        1,316        1,045
   Financial services                                167          133          113           82           76
Preferred stock issued by subsidiary                 150           --           --           --           --
Ratio of total debt to
   total capitalization -
   Parent Company                                     41%          43%          43%          43%          38%

Shareholders' equity                               2,045        2,015        1,975        1,783        1,700
============================================================================================================
For the year                                        1992         1991         1990         1989         1988
------------------------------------------------------------------------------------------------------------
(dollars in millions, except per share data)
Total revenues                                   $ 2,734      $ 2,507      $ 2,401(a)   $ 1,943      $ 1,814
Manufacturing net sales                            2,096        1,898        1,892        1,894        1,774
Net income                                           147          138          232(a)       207          199
Capital expenditures:
   Manufacturing                                     359          378          324          260          219
   Financial services                                 11            9            4            9            4
Depreciation and depletion:
   Manufacturing                                     167          158          140          126          112
   Financial services                                  5            4            5            2            2
Earnings per share:
   Basic                                            2.66         2.53         4.24(a)      3.78         3.61
   Diluted                                          2.65         2.51         4.20(a)      3.75         3.58
Dividends per common share                          0.96         0.88         0.80         0.58         0.42
Weighted average shares outstanding:
   Basic                                            55.1         54.8         54.9         54.9         55.2
   Diluted                                          55.5         55.2         55.4         55.3         55.7
Common shares
  outstanding at year end                           55.2         54.9         54.6         54.9         55.2
------------------------------------------------------------------------------------------------------------

AT YEAR END
Total assets                                     $10,766      $10,068      $ 7,834(c)   $ 2,380      $ 2,247
Long-term debt:
   Parent Company                                    964          864          501          399          417
   Financial services                                 99           76           94           30           25
Preferred stock issued by subsidiary                  --           --           --           --           --
Ratio of total debt to
   total capitalization -
   Parent Company                                     38%          36%          26%          24%          29%

Shareholders' equity                               1,633        1,532        1,439        1,259        1,096
============================================================================================================


(*) Includes effects of acquiring Stockton Savings Bank and Knutson Mortgage
    Company.

(a) Includes operating results from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

(b) Includes a credit of $50 million or $0.90 per share from cumulative effect of accounting changes.

(c) Includes savings bank assets from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.


COMMON STOCK PRICES AND DIVIDEND INFORMATION

--------------------------------------------------------------------------------------------------------------------
                                          1997                                             1996
--------------------------------------------------------------------------------------------------------------------
                                  PRICE RANGE                                     Price Range
                             HIGH             LOW         DIVIDENDS            High         Low     Dividends
--------------------------------------------------------------------------------------------------------------------
1st Quarter                $      57      $       52     $      0.32        $ 48-1/4        $ 39-3/4     $      0.30
2nd Quarter                   62-1/8          49-5/8            0.32          51-7/8          45-1/2            0.30
3rd Quarter                  69-7/16          56-1/8            0.32          53-1/8              47            0.32
4th Quarter                   65-7/8        49-11/16            0.32          55-3/8          48-3/8            0.32
For the year               $ 69-7/16      $   49-5/8     $      1.28        $ 55-3/8        $ 39-3/4     $      1.24
--------------------------------------------------------------------------------------------------------------------

NOTE F - Deposits

Deposits consisted of the following:

At year end                               1997                        1996
------------------------------------------------------------------------------------
                                   Stated                    Stated
                                    Rate       Amount          Rate          Amount
------------------------------------------------------------------------------------
(dollars in millions)
Noninterest-bearing demand            --      $   160.0           -- %     $   123.7
Interest-bearing demand             2.55%       1,107.7          2.70%         970.6
Savings deposits                    2.27%         205.9          2.29%         174.8
Time deposits                       5.63%       5,900.3          5.53%       4,992.8
                                                7,373.9                      6,261.9
------------------------------------------------------------------------------------
Deposit premium                                     0.9                          1.2
------------------------------------------------------------------------------------
                                              $ 7,374.8                    $ 6,263.1
====================================================================================

Scheduled maturities of time deposits at year end 1997 are as follows:

                                           $100,000      Less than
Time deposits                               or more      $100,000        Total
--------------------------------------------------------------------------------
(in millions)
3 months or less                            $  160.8      $  870.7      $1,031.5
Over 3 through 6 months                        158.4       1,069.6       1,228.0
Over 6 through 12 months                       198.1       1,220.0       1,418.1
Over 12 months                                 295.7       1,927.0       2,222.7
--------------------------------------------------------------------------------
                                            $  813.0      $5,087.3      $5,900.3
================================================================================

A summary of interest paid by the group is shown below:

For the year                                     1997         1996         1995
--------------------------------------------------------------------------------
(in millions)
Interest on deposits                           $ 333.4      $ 310.8      $ 317.7
Interest on borrowed funds                       160.5        128.7        115.9
--------------------------------------------------------------------------------
                                               $ 493.9      $ 439.5      $ 433.6
================================================================================

At year end 1997, time deposits maturity dates were as follows (in millions):
1998--$3,677.6; 1999--$1,227.9; 2000--$400.2; 2001--$336.6; 2002--$253.5; 2003
and thereafter--$4.5.

Guaranty is also a party to an interest rate cap agreement to reduce the impact of interest rate increases on certain adjust-able rate investments with lifetime caps. Under this agreement, with a notional amount of $29 million, Guaranty would receive payments if the EDCOF exceeds the strike rate of 10 percent. The agreement matures in 2004.

The amounts potentially subject to credit risks are the streams of payments receivable by Guaranty under the terms of the contracts and not the notional amounts used to express the volumes of these transactions. Guaranty minimizes its exposure to such credit risk by entering into contracts with major U.S. securities firms.

NOTE M - REGULATORY CAPITAL MATTERS

Guaranty is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on Guaranty's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Guaranty must meet specific capital guidelines that involve quantitative measures of Guaranty's assets, liabilities and certain off-balance-sheet items, as calculated under regulatory accounting practices. Guaranty's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. The payment of dividends from Guaranty is subject to proper regulatory notification.

Quantitative measures established by regulation to ensure capital adequacy require Guaranty to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to adjusted tangible assets. Management believes, as of year end 1997, Guaranty met all its capital adequacy requirements.

As of year end 1997, the most recent notification from regulators categorized Guaranty as well capitalized under the regulatory framework for prompt corrective action. To be so categorized as well capitalized, Guaranty must maintain minimum total risk-based, Tier I (Core) risk-based, and Tier I (Core) leverage capital ratios, as set forth in the table. There are no conditions or events since that notification that management believes have changed Guaranty's category.

Guaranty's actual capital amounts and ratios are also presented in the table below. No amounts were deducted from capital for interest rate risk at December 31, 1997, or 1996.


                                                                                                                To Be Well
                                                                                                         Capitalized Under
                                                                                     For Capital         Prompt Corrective
                                                                  Actual       Adequacy Purposes         Action Provisions
--------------------------------------------------------------------------------------------------------------------------
                                                     Amount        Ratio      Amount        Ratio     Amount         Ratio
--------------------------------------------------------------------------------------------------------------------------
(dollars in millions)
At year end 1997:
Total Risk-Based Ratio
   (Risk-based capital/total risk-weight assets)    $  651.0      10.14%     >$513.7     >8.0%      >$641.9    >10.0%
                                                                             -           -          -          -
Tier I (Core) Risk-Based Ratio
   (Core capital/total risk-weight assets)          $  570.7       8.89%     >$256.8     >4.0%      >$385.2    >6.0%
                                                                             -           -          -          -
Tier I (Core) Leverage Ratio
   (Core capital/adjusted tangible assets)          $  570.7       5.48%     >$416.4     >4.0%      >$520.5    >5.0%
                                                                             -           -          -          -
Tangible Ratio
   (Tangible capital/tangible assets)               $  570.7       5.48%     >$156.2     >1.5%       N/A        N/A
                                                                             -           -

At year end 1996:
Total Risk-Based Ratio
   (Risk-based capital/total risk-weight assets)    $  533.8      10.39%     >$411.1     >8.0%      >$513.8    >10.0%
                                                                             -           -          -          -

Tier I (Core) Risk-Based Ratio
   (Core capital/total risk-weight assets)          $  498.2       9.70%     >$205.5     >4.0%      >$308.3     >6.0%
                                                                             -           -          -          -

Tier I (Core) Leverage Ratio
   (Core capital/adjusted tangible assets)          $  498.2       5.52%     >$361.1     >4.0%      >$451.4     >5.0%
                                                                             -           -          -          -

Tangible Ratio
   (Tangible capital/tangible assets)               $  498.2       5.52%     >$135.4     >1.5%        N/A        N/A
                                                                             -           -
==========================================================================================================================

CONSOLIDATED STATEMENTS OF INCOME
Temple-Inland Inc. and Subsidiaries

For the year                                     1997         1996         1995
-------------------------------------------------------------------------------
(in millions, except per share data)
REVENUES

   Manufacturing                              $ 2,680      $ 2,645      $ 2,731

   Financial services                             945          815          764
-------------------------------------------------------------------------------
                                                3,625        3,460        3,495
-------------------------------------------------------------------------------
COSTS AND EXPENSES

   Manufacturing                                2,613        2,447        2,329

   Financial services                             813          752          666
-------------------------------------------------------------------------------
                                                3,426        3,199        2,995
-------------------------------------------------------------------------------
OPERATING INCOME                                  199          261          500

   Parent Company interest, net                  (110)        (110)         (73)

   Other                                            6            5            4
-------------------------------------------------------------------------------
INCOME BEFORE TAXES                                95          156          431

   Taxes on income                                 44           23          150
-------------------------------------------------------------------------------

NET INCOME                                    $    51      $   133      $   281
-------------------------------------------------------------------------------

EARNINGS PER SHARE:

   Basic                                      $  0.91      $  2.39      $  5.02

   Diluted                                    $  0.90      $  2.39      $  5.01
===============================================================================

See the notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Temple-Inland Inc. and Subsidiaries

For the year                                              1997         1996         1995
------------------------------------------------------------------------------------------
(in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                            $    51      $   133      $   281
   Adjustments to reconcile net income to net cash:
      Depreciation and depletion                             268          254          216
      Deferred taxes                                          21          (11)          53
      Amortization and accretion                              29           23           18
      Receivable from FDIC                                    --            7          (18)
      Mortgage loans held for sale                           (99)         (88)          24
      Receivables                                              7          (11)         (42)
      Inventories                                            (30)          23          (71)
      Accounts payable and accrued expenses                   (7)         (27)         (46)
      Collections and remittances on loans
          serviced for others, net                           193           (7)          96
      Other                                                  (81)         (70)         (36)
------------------------------------------------------------------------------------------
                                                             352          226          475
------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) INVESTMENTS
   Capital expenditures                                     (251)        (290)        (420)
   Proceeds from sale of property and equipment               53            7           16
   Purchases of securities available-for-sale               (121)          (4)         (54)
   Maturities of securities available-for-sale               210           98           12
   Maturities of securities held-to-maturity                 308          322          391
   Loans originated or acquired, net of
      principal collected on loans                        (1,084)        (672)      (1,009)
   Proceeds from sale of securities
      available-for-sale                                     844          206          192
   Reduction in covered assets                                --           --          343
   Acquisitions and joint ventures                           (22)         (38)          (2)
   Acquisition of California Financial Holding
      Company, net of cash acquired                          (22)          --           --
    Other                                                     27           (1)         (23)
------------------------------------------------------------------------------------------
                                                             (58)        (372)        (554)
------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED FOR) FINANCING
   Additions to debt                                         447          281          356
   Payments of debt                                         (329)        (349)        (165)
   Securities sold under repurchase agreements
      and short-term borrowings, net                        (609)         285          239
   Purchase of stock for treasury                            (59)         (16)         (24)
   Cash dividends paid to shareholders                       (71)         (69)         (64)
   Net increase (decrease) in deposits                       128         (112)        (217)
   Proceeds from sale of subsidiary preferred stock          150           --           --
   Other                                                       9           (4)          (3)
------------------------------------------------------------------------------------------
                                                            (334)          16          122
------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents         (40)        (130)          43
Cash and cash equivalents at beginning of year               228          358          315
------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 $   188      $   228      $   358
==========================================================================================

See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                              Parent     Financial
At year end 1997                                             Company      Services  Consolidated
------------------------------------------------------------------------------------------------
(in millions)
ASSETS
   Cash and cash equivalents                                 $     13      $    175     $    188
   Mortgage loans held for sale                                    --           439          439
   Loans receivable                                                --         6,451        6,451
   Mortgage-backed and investment securities                       --         2,806        2,806
   Trade and other receivables                                    281            --          277
   Inventories                                                    339            --          339
   Property and equipment                                       2,813           103        2,916
   Other assets                                                   178           811          948
   Investment in Financial Services                               576            --           --
------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                           $  4,200      $ 10,785     $ 14,364
================================================================================================

LIABILITIES
   Deposits                                                  $     --      $  7,375     $  7,375
   Securities sold under repurchase
        agreements and Federal Home Loan
        Bank advances                                              --         1,955        1,955
   Other liabilities                                              325           562          871
   Long-term debt                                               1,438           167        1,605
   Deferred income taxes                                          252            --          223
   Postretirement benefits                                        140            --          140
   Preferred stock issued by subsidiary                            --           150          150
------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                      $  2,155      $ 10,209     $ 12,319
================================================================================================

SHAREHOLDERS' EQUITY
   Preferred stock - par value $1 per share: authorized
      25,000,000 shares; none issued                                                          --
   Common stock - par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury                                                   61
   Additional paid-in capital                                                                356
   Translation and other adjustments                                                         (20)
   Retained earnings                                                                       1,817
------------------------------------------------------------------------------------------------
                                                                                           2,214
   Cost of shares held in the treasury: 5,069,011 shares                                    (169)
------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                           2,045
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 14,364
================================================================================================

See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS
Temple-Inland Inc. and Subsidiaries

                                                               Parent     Financial
At year end 1996                                              Company      Services Consolidated
------------------------------------------------------------------------------------------------
(in millions)
ASSETS
   Cash and cash equivalents                                 $     14      $    214     $    228
   Mortgage loans held for sale                                    --           244          244
   Loans receivable                                                --         5,414        5,414
   Mortgage-backed and investment securities                       --         2,783        2,783
   Trade and other receivables                                    295            --          292
   Inventories                                                    327            --          327
   Property and equipment                                       2,850            81        2,931
   Other assets                                                   174           599          728
   Investment in Financial Services                               592            --           --
------------------------------------------------------------------------------------------------
      TOTAL ASSETS                                           $  4,252      $  9,335     $ 12,947
================================================================================================

LIABILITIES
   Deposits                                                  $     --      $  6,263     $  6,263
   Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances                                                --         1,992        1,992
   Other liabilities                                              345           355          685
   Long-term debt                                               1,522           133        1,655
   Deferred income taxes                                          234            --          201
   Postretirement benefits                                        136            --          136
------------------------------------------------------------------------------------------------
      TOTAL LIABILITIES                                      $  2,237      $  8,743     $ 10,932
================================================================================================

SHAREHOLDERS' EQUITY
   Preferred stock - par value $1 per share: authorized
      25,000,000 shares; none issued                                                          --
   Common stock - par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury                                                   61
   Additional paid-in capital                                                                305
   Translation and other adjustments                                                         (24)
   Retained earnings                                                                       1,837
------------------------------------------------------------------------------------------------
                                                                                           2,179
   Cost of shares held in the treasury: 5,940,802 shares                                    (164)
------------------------------------------------------------------------------------------------
      TOTAL SHAREHOLDERS' EQUITY                                                           2,015
------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                              $ 12,947
================================================================================================

See the notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Temple-Inland Inc. and Subsidiaries

                                                                Additional
                                          Common     Paid-in  Other Equity    Retained     Treasury
                                           Stock     Capital   Adjustments    Earnings        Stock       Total
----------------------------------------------------------------------------------------------------------------
(in millions)
BALANCE AT DECEMBER 31, 1994             $    61     $   305      $   (10)     $ 1,556      $  (129)     $ 1,783

   Net income                                 --          --           --          281           --          281

   Translation and other adjustments          --          --           (4)          --           --           (4)

   Dividends paid on common stock --
      $1.14 per share                         --          --           --          (64)          --          (64)

   Stock issued for stock plans --
      154,109 shares                          --           1           --           --            2            3

   Stock reacquired for treasury --
      514,544 shares                          --          --           --           --          (24)         (24)

----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1995             $    61     $   306      $   (14)     $ 1,773      $  (151)     $ 1,975
================================================================================================================

   Net income                                 --          --           --          133           --          133

   Translation and other adjustments          --          --          (10)          --           --          (10)

   Dividends paid on common stock --
      $1.24 per share                         --          --           --          (69)          --          (69)

   Stock issued for stock plans --
      149,232 shares                          --          (1)          --           --            3            2

   Stock reacquired for treasury --
      358,623 shares                          --          --           --           --          (16)         (16)

----------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 28, 1996             $    61     $   305      $   (24)     $ 1,837      $  (164)     $ 2,015
================================================================================================================

   Net income                                 --          --           --           51           --           51

   Translation and other adjustments          --          --            4           --           --            4

   Dividends paid on common stock --
      $1.28 per share                         --          --           --          (71)          --          (71)

   Stock issued for acquisition
      of California Financial
      Holding Company --
      1,613,546 shares                        --          48           --           --           48           96

   Stock issued for stock plans --
      253,075 shares                          --           3           --           --            6            9

   Stock reacquired for treasury --
      994,830 shares                          --          --           --           --          (59)         (59)

================================================================================================================
BALANCE AT JANUARY 3, 1998               $    61     $   356      $   (20)     $ 1,817      $  (169)     $ 2,045
================================================================================================================

See the notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Temple-Inland Inc. and all subsidiaries in which the company has more than a 50 percent equity ownership. Investments in joint ventures and other subsidiaries in which the company has between a 20 percent and 50 percent equity ownership are reflected using the equity method. However, because certain assets and liabilities are in separate corporate entities, the consolidated assets are not available to satisfy all consolidated liabilities. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification.

The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the financial statements and accompanying notes, including disclosures related to contingencies. Actual results could differ from these estimates.

Included as an integral part of the consolidated financial statements are separate summarized financial statements and notes for the company's primary business groups, as well as the significant accounting policies unique to each group.

EARNINGS PER SHARE

In 1997, the company adopted FASB Statement No. 128, Earnings Per Share, which requires the presentation of basic and diluted earnings per share. Under the new statement, the dilutive effect of stock options will be excluded from basic earnings per share, but included in the computation of diluted earnings per share. Earnings per share amounts for all periods presented have been restated.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, commercial paper, agency discount notes, federal funds sold and other short-term liquid instruments with original maturities of three months or less.

TRANSLATION OF INTERNATIONAL CURRENCIES

Balance sheets of the company's international operations where the functional currency is other than the U.S. dollar are translated into U.S. dollars at year end exchange rates. Adjustments resulting from financial statement translation are reported as a component of shareholders' equity. For other international operations where the functional currency is the U.S. dollar, inventories, property, plant and equipment are translated at the historical rate of exchange, while other assets and liabilities are translated at year end exchange rates. Translation adjustments for these operations are included in earnings and are not material.

Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in earnings and are not material.

INCOME TAXES

Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes computed using current tax rates.

STOCK-BASED COMPENSATION

The company uses the intrinsic value method in accounting for its stock-based employee compensation plans.

LONG-LIVED ASSETS

Impairment losses are recognized when indicators of impairment are present, and the estimated undiscounted cash flows are not sufficient to recover the assets' carrying amount. Assets held for disposal are measured at the lower of carrying value or estimated fair value less costs to sell.

NOTE 2 - TAXES ON INCOME

Taxes on income from continuing operations consisted of the following:

For the year                                    1997          1996          1995
--------------------------------------------------------------------------------
(in millions)
CURRENT TAX PROVISION:
Federal                                      $  21.9       $  27.2       $  87.2
State and other                                  2.2           6.5          11.9
                                                24.1          33.7          99.1

DEFERRED TAX PROVISION:
Federal                                         15.2         (16.5)         48.2
State and other                                  4.9           5.9           2.7
--------------------------------------------------------------------------------
                                                20.1         (10.6)         50.9
================================================================================

PROVISION FOR
INCOME TAXES                                 $  44.2       $  23.1       $ 150.0
================================================================================

Earnings or losses from continuing operations consisted of the following:

For the year                                   1997          1996          1995
-------------------------------------------------------------------------------
(in millions)
EARNINGS (LOSSES):
U.S.                                        $ 104.1       $ 163.6       $ 435.0
Non-U.S                                        (9.1)         (7.6)         (4.0)
-------------------------------------------------------------------------------
                                            $  95.0       $ 156.0       $ 431.0
===============================================================================

The differences between the consolidated effective income tax rate and the federal statutory income tax rate include the following:

For the year                                   1997          1996          1995
-------------------------------------------------------------------------------
(in millions)
Taxes on income
   at statutory rate                        $  33.3       $  54.6       $ 150.9
FDIC tax-sharing
   settlement                                    --         (31.5)           --
Book benefit of FDIC
   assistance and other
   permanent items                             (0.8)        (11.6)        (12.1)
State and other taxes                           5.1           8.1           8.9
Foreign losses
   not benefited                                3.2           2.6           1.4
Goodwill                                        3.4           0.9           0.9
-------------------------------------------------------------------------------
                                            $  44.2       $  23.1       $ 150.0
===============================================================================

Significant components of the company's consolidated deferred tax assets and liabilities are as follows:

At year end                                                 1997          1996
-------------------------------------------------------------------------------
(in millions)
DEFERRED TAX LIABILITIES:
   Depreciation                                           $ 396.4       $ 346.3
   Timber and timberlands                                    41.9          36.8
   Pensions                                                  20.6          18.5
   Other                                                     63.3          42.2
-------------------------------------------------------------------------------
      Total deferred tax liabilities                        522.2         443.8
-------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
   Alternative minimum tax credits                          264.3         215.6
   Net operating loss carryforwards                          78.0          96.7
   OPEB obligations                                          54.6          47.8
   Other                                                     54.9          30.0
-------------------------------------------------------------------------------
      Total deferred tax assets                             451.8         390.1
-------------------------------------------------------------------------------
VALUATION ALLOWANCE                                        (152.9)       (147.4)
-------------------------------------------------------------------------------
   Net deferred tax liability                             $ 223.3       $ 201.1
-------------------------------------------------------------------------------

The valuation allowance represents accruals for deductions that are uncertain and, accordingly, have not been recognized for financial reporting purposes. The change in the valuation allowance is primarily the result of increased foreign net operating losses, the future realization of which is not assured. Deferred taxes increased $2.5 million as a result of the current year increase in equity under SFAS No. 115 and decreased by $0.4 million due to acquisitions.

Income tax payments, net of refunds received, were $21 million, $38 million and $74 million during 1997, 1996 and 1995, respectively.

The company has domestic net operating loss carryforwards of $187 million that expire in 2009 and foreign net operating loss carryforwards of $36 million that expire from the year 2000 through the year 2007. Alternative minimum tax credits may be carried forward indefinitely.

In connection with the acquisition of Guaranty in 1988, the company entered into an assistance agreement (Assistance Agreement) with the Federal Savings and Loan Insurance Corporation. Pursuant to the Assistance Agreement, the company received various tax benefits to be shared with the FDIC when the cash benefits were realized by the company. During the term of the Assistance Agreement, the company recorded these tax-sharing liabilities on an undiscounted basis. The company and the FDIC terminated the Assistance Agreement. As a part of this termination, the company and the FDIC agreed to a one-time payment that was based on the present value of the future liabilities. In 1996, the company recognized a credit to its tax provision of $31.5 million as a result of the completion of this transaction.

As a result of the sale of Temple-Inland Food Service Corporation, the company realized a $2.3 million one-time increase in 1997 tax expense from nondeductible goodwill.

The Internal Revenue Service is examining the company's consolidated tax returns for the years 1984 through 1992. The resolution of these examinations is not expected to have a significant impact on the company's financial condition or results of operations.

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of financial instruments were as follows:

At year end                              1997                       1996
---------------------------------------------------------------------------------
                               Carrying        Fair        Carrying       Fair
                                Amount         Value        Amount        Value
---------------------------------------------------------------------------------
(in millions)
FINANCIAL ASSETS
Loans receivable               $6,450.9      $6,454.9      $5,413.9      $5,417.0
Mortgage-backed
   and investment
   securities                   2,805.7       2,754.0       2,783.5       2,707.2
=================================================================================

FINANCIAL
LIABILITIES
Deposits                        7,374.8       7,380.2       6,263.1       6,262.7
FHLB advances                   1,685.0       1,687.9       1,032.9       1,036.5
Long-term debt                  1,605.6       1,673.3       1,654.9       1,717.1
=================================================================================

OFF-BALANCE-SHEET
INSTRUMENTS
Commitments to
   extend credit                     --          (0.7)           --          (1.8)
=================================================================================

Differences between fair value and carrying amounts are due primarily to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. The fair value of cash and cash equivalents, trade and other receivables, securities sold under agreements to repurchase and mortgage loans held for sale consistently approximate the carrying amount due to their short-term nature and are excluded from the above table. The fair value of mortgage-backed and investment securities and off-balance-sheet instruments are based on quoted market prices. Other financial instruments are valued using discounted cash flows. The discount rates used represent current rates for similar instruments.

NOTE 4 - SHAREHOLDER RIGHTS PLAN

During 1989, the Board of Directors adopted a Shareholder Rights Plan in which one preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each one-half Right entitles shareholders to purchase, under certain conditions, one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $200. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 25 percent or more of the common shares. The company will generally be entitled to redeem the Rights at $0.01 per Right at any time until the 10th business day following public announcement that a 20 percent position has been acquired. Rights will expire on February 20, 1999.

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

Net pension costs include the following:

For the year                                    1997         1996         1995
-------------------------------------------------------------------------------
(in millions)
CHARGES (CREDITS)
Service cost - benefits
   earned during the period                   $  13.5      $  12.8      $  11.6
Interest cost on projected
   benefit obligation                            35.4         32.2         30.6
Actual return on plan assets                   (125.7)       (71.2)       (72.0)
Net amortization and deferral                    74.8         25.3         31.0
-------------------------------------------------------------------------------
Net pension cost (credit)                     $  (2.0)     $  (0.9)     $   1.2
===============================================================================

Significant assumptions used to develop net pension cost for the defined benefit pension plans follow:

For the year                                   1997          1996          1995
-------------------------------------------------------------------------------
Discount rate for
   determining projected
   benefit obligation                          7.50%         8.00%         7.75%
Expected long-term
   rate of return on
   plan assets                                 9.00%         9.00%         9.00%
Average increase in
   compensation levels                         3.50%         4.00%         4.75%
===============================================================================

The funded status of employee pension plans follows:

At year end                                                1997          1996
-------------------------------------------------------------------------------
(in millions)
Actuarial present value of
   projected benefit obligations:
      Vested                                              $ 440.4       $ 379.4
      Nonvested                                              32.2          28.5
-------------------------------------------------------------------------------
      Accumulated projected
         benefit obligation                               $ 472.6       $ 407.9
===============================================================================

Plan assets at fair value,
   primarily stocks and bonds                             $ 628.3       $ 528.2
Projected benefit obligation
   for service rendered to date                            (507.3)       (455.0)
-------------------------------------------------------------------------------
Plan assets in excess of
   projected benefit obligation                             121.0          73.2
Unrecognized prior service cost                               1.4           1.3
Unrecognized net gain from
   past experience different
   from that assumed                                        (61.1)         (9.6)
Unrecognized net asset at
   beginning of period,
   less amortization to date                                (12.6)        (17.0)
-------------------------------------------------------------------------------
Net pension asset included
   in the consolidated
   balance sheet                                          $  48.7       $  47.9
===============================================================================

POSTRETIREMENT BENEFITS

The company provides medical and insurance benefits to certain eligible salaried and hourly employees who reach retirement age while employed by the company.

Net postretirement benefit costs include the following:

For the year                                  1997          1996          1995
-------------------------------------------------------------------------------
(in millions)
Service cost
   for benefits                             $   2.7       $   2.7       $   2.6
Interest cost                                   8.3           8.5           8.7
Net amortization
   and deferral                                (1.3)         (0.4)         (0.4)
-------------------------------------------------------------------------------
Net postretirement cost                     $   9.7       $  10.8       $  10.9
===============================================================================

Significant assumptions used to develop net postretirement cost for the postretirement benefit plan follow:

For the year                                   1997          1996          1995
-------------------------------------------------------------------------------
Discount rate for
   determining
   postretirement
   benefit obligation                          7.50%         8.00%         7.75%
Health care
   cost trend rate                             9.50%        10.00%        11.00%
===============================================================================

Summary information for the plan follows:

At year end                                                   1997         1996
--------------------------------------------------------------------------------
 (in millions)
ACCUMULATED POSTRETIREMENT
   BENEFIT OBLIGATION
      Retirees                                              $  61.8      $  53.4
      Active participants,
         eligible to retire                                    19.3         19.1
      All other participants                                   33.8         32.4
--------------------------------------------------------------------------------
      Accrued postretirement
         benefit obligation                                   114.9        104.9
      Unrecognized net gains                                   15.1         22.4
      Unrecognized prior service cost                           9.9          9.1
--------------------------------------------------------------------------------
      Postretirement benefit
         obligation included in the
         consolidated balance sheet                         $ 139.9      $ 136.4
================================================================================

The health care trend rate of 9.5 percent in 1997 is expected to decline to 6.0 percent by 2010 and remain constant there-after. If such rate increased by 1 percent, the accumulated postretirement obligation would increase by 7.9 percent, and the 1997 net postretirement cost would increase by 9.4 percent.

NOTE 6 - STOCK OPTION PLANS

The company has established stock option plans for key employees and directors. The plans provide for the granting of nonqualified stock options and/or incentive stock options, and, prior to 1994, the plans permitted the grant of stock appreciation rights with all or part of any options so granted. Options granted after 1995 have primarily a 10-year term and become exercisable in steps from one to five years.

A summary of stock option activity follows:

For the year                      1997                  1996                 1995
------------------------------------------------------------------------------------------
                                    Weighted               Weighted               Weighted
                                     Average                Average                Average
                                    Exercise               Exercise               Exercise
                          Options      Price    Options       Price    Options       Price
------------------------------------------------------------------------------------------
(shares in thousands)
Outstanding
   beginning of year       1,626      $   45      1,404      $   45      1,275      $   43
     Granted                 201          56        456          43        326          46
     Exercised              (303)         41       (144)         32       (146)         30
     Forfeited               (94)         50        (90)         48        (51)         48
------------------------------------------------------------------------------------------
Outstanding
   end of year             1,430      $   47      1,626      $   45      1,404      $   45
------------------------------------------------------------------------------------------
Weighted average
   fair value of
   options granted
   during the year              $18.24                  $13.07                $13.55
==========================================================================================

Options exercisable at year end were (in thousands): 1997--658; 1996--769; and 1995--718. The weighted average price for options exercisable at year end 1997 was $46 per share and $44 per share for year end 1996. Exercise prices for options outstanding at January 3, 1998, range from $12 to $66. The weighted average remaining contractual life of these options is eight years. An additional 3,283,654 and 1,065,422 shares of common stock were available for grants at year end 1997 and 1996, respectively. A restricted stock plan also provides for a maximum of 300,000 shares of restricted common stock to be reserved for awards. At year end 1997, awards of 140,532 shares of common stock were outstanding at an average price of $47.70 per share.

The fair value of the options granted in 1997, 1996 and 1995 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

For the year                                     1997         1996         1995
-----------------------------------------------------------------------------------
Expected dividend yield                           2.1%         2.6%         2.3%
Expected stock
   price volatility                              27.3%        26.5%        27.0%
Risk-free interest rate                           5.6%         6.5%         6.7%
Expected life
   of options                                  8.0 years    7.0 years    5.25 years
===================================================================================

Assuming that the company had accounted for its employee stock options using the fair value method and amortized such to expense over the options' vesting period, pro forma net income and diluted earnings per share would have been $49.1 million and $0.87 per diluted share in 1997, $131.5 million and $2.37 per diluted share in 1996, and $280.4 million and $5.00 per diluted share in 1995. The pro forma disclosures may not be indicative of future amounts due to changes in subjective input assumptions and because the options vest over several years with additional future option grants expected.

NOTE 7 - EARNINGS PER SHARE

Numerators and denominators used in computing earnings per share are as follows:

For the year                                     1997         1996         1995
--------------------------------------------------------------------------------
(in millions)
Numerator for basic
   and diluted
   earnings
   per share--
   net income                                  $  50.8      $ 132.8      $ 281.0
Denominator for basic
   earnings per share--
   weighted average
   shares outstanding                             56.0         55.5         56.0
Dilutive effect of
   stock options                                   0.2          0.1          0.1
--------------------------------------------------------------------------------
Denominator for diluted
   earnings per share                             56.2         55.6         56.1
================================================================================

NOTE 8 - COMMITMENTS AND CONTINGENCIES

As a result of allegations made by a former employee in a wrongful termination lawsuit, the Securities and Exchange Commission began a non-public investigation into the allegations. The company has denied these allegations, stating that they are without merit or grounds whatsoever, and that the resolution of such will not have an adverse effect on the company's consolidated financial statements.

There are pending against the company and its subsidiaries other lawsuits, claims and environmental matters arising in the regular course of business.

In the opinion of management, recoveries, if any, by plaintiffs or claimants that may result from the foregoing litigation and claims will not be material in relation to the consolidated financial statements of the company and its subsidiaries.

See page 33 for a discussion of commitments on construction projects.

NOTE 9 - BUSINESS SEGMENT INFORMATION

Refer to "Business Segments" on page 25 for information relating to Revenues and Income Before Taxes, and page 32 for information relating to Capital Expenditures for the business segments for the years 1997, 1996 and 1995.

Identifiable assets by business segment are those assets specifically used in each segment's operations. The results of the timber and timberlands operations are allocated to the manufacturing groups based upon fiber usage. Corporate assets are principally cash and office buildings.

Additional business segment information is presented below:

For the year                            1997            1996            1995
-------------------------------------------------------------------------------
(in millions)
IDENTIFIABLE ASSETS
Paper                                 $ 2,630.4       $ 2,715.7       $ 2,762.4
Building products                         369.7           346.4           297.8
Timber and
   timberlands                            564.5           538.1           490.6
Corporate and other
   activities                              46.9            49.0            44.7
-------------------------------------------------------------------------------
                                        3,611.5         3,649.2         3,595.5
Financial services                     10,784.7         9,335.1         9,211.1
Reclassifications
   and eliminations                       (32.2)          (37.2)          (42.2)
-------------------------------------------------------------------------------
      Total                           $14,364.0       $12,947.1       $12,764.4
===============================================================================

DEPRECIATION
AND DEPLETION
Paper                                 $   203.0       $   197.6       $   171.0
Building products                          32.2            29.4            24.0
Timber and
   timberlands                             19.4            16.9            12.2
Corporate and other
   activities                               0.6             0.5             0.4
-------------------------------------------------------------------------------
                                          255.2           244.4           207.6
Financial services                         13.2             9.6             8.1
-------------------------------------------------------------------------------
      Total                           $   268.4       $   254.0       $   215.7
===============================================================================

NOTE 10 - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly financial results for the years 1997 and 1996 are summarized below:

                                               First       Second        Third        Fourth
                                             Quarter      Quarter      Quarter       Quarter
--------------------------------------------------------------------------------------------
(in millions, except per share amounts)
1997
Total revenues                              $  850.9     $  907.9     $  938.4      $  928.2
Manufacturing net sales                        649.0        687.1        678.2         665.9
Manufacturing gross profit                      81.9         84.9         75.8          89.8
Financial services
   operating income before taxes                29.5         32.4         37.4          32.8
Net income                                      13.2         15.6         12.6           9.4
Earnings per share(*):
   Basic                                    $   0.24     $   0.28     $   0.22      $   0.17
   Diluted                                  $   0.24     $   0.28     $   0.22      $   0.17
============================================================================================

1996
Total revenues                              $  868.7     $  883.4     $  862.5      $  845.7
Manufacturing net sales                        670.4        677.9        658.1         638.5
Manufacturing gross profit                     137.3        124.6         97.5          87.5
Financial services
   operating income before taxes                24.7         29.7        (17.6)         26.3
Net income                                      46.4         35.4         32.7          18.3
Earnings per share*:
   Basic                                    $   0.84     $   0.63     $   0.59      $   0.33
   Diluted                                  $   0.84     $   0.63     $   0.59      $   0.33
============================================================================================

(*) Earnings per share amounts have been restated to comply with FASB Statement
    No. 128, Earnings Per Share.

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

The company maintains internal accounting control systems and related policies and procedures designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with management's authorization and properly recorded, and that accounting records may be relied upon for the preparation of financial statements and other financial information. The design, monitoring and revision of internal accounting control systems involve, among other things, management's judgment with respect to the relative cost and expected benefits of specific control measures. The company also maintains an internal auditing function that evaluates and formally reports on the adequacy and effectiveness of internal accounting controls, policies and procedures.

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


/s/ DAVID H. DOLBEN


David H. Dolben
Vice President and
Chief Accounting Officer




REPORT OF
INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF TEMPLE-INLAND INC.:

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of January 3, 1998, and December 28, 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 3, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at January 3, 1998, and December 28, 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP

Houston, Texas
January 30, 1998