Form 10-K, Exhibit 13
period 1999-01-02
TEMPLE INLAND INC
filed 1999-03-26
CIK 731939

                                                                     EXHIBIT 13.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Of Financial Condition and Results of Operations

Results of operations, including information regarding the principal business segments, are shown below.

BUSINESS SEGMENTS

For the year                        1998       1997       1996          1995       1994       1993
------------                       -------    -------    -------       -------    -------    -------
(in millions)
REVENUES

Paper                              $ 2,018    $ 2,063    $ 2,082       $ 2,198    $ 1,740    $ 1,572

Building products                      613        617        563           533        575        497

Other activities                      --         --         --            --           20         58
                                   -------    -------    -------       -------    -------    -------
   Manufacturing net sales           2,631      2,680      2,645         2,731      2,335      2,127

Financial services                   1,109        945        815           764        632        635
                                   -------    -------    -------       -------    -------    -------
Total revenues                     $ 3,740    $ 3,625    $ 3,460       $ 3,495    $ 2,967    $ 2,762
                                   -------    -------    -------       -------    -------    -------


INCOME BEFORE TAXES

Paper                              $    33    $   (39)   $   113       $   357    $    74    $     6
Building products                      112        131        102            67        139        102
Other activities                      --         --         --            --            1         (2)
                                   -------    -------    -------       -------    -------    -------
                                       145         92        215           424        214        106

Financial services                     154        132         63(a)         98         56         68
                                   -------    -------    -------       -------    -------    -------

   Segment operating income            299        224        278           522        270        174
Corporate expense                      (28)       (25)       (17)          (22)       (14)       (11)
Special charge                         (47)      --         --            --         --         --
Parent Company interest - net         (106)      (110)      (110)          (73)       (67)       (69)
Other income                             6          6          5             4          4          2
                                   -------    -------    -------       -------    -------    -------
Income before taxes                $   124    $    95    $   156       $   431    $   193    $    96
                                   -------    -------    -------       -------    -------    -------


For the year                          1992       1991       1990          1989
------------                         -------    -------    -------       -------
(in millions)
REVENUES

Paper                                $ 1,610    $ 1,519    $ 1,517       $ 1,506

Building products                        409        311        305           320

Other activities                          77         68         70            68
                                     -------    -------    -------       -------
   Manufacturing net sales             2,096      1,898      1,892         1,894

Financial services                       638        609        509(b)         49
                                     -------    -------    -------       -------
Total revenues                       $ 2,734    $ 2,507    $ 2,401       $ 1,943
                                     -------    -------    -------       -------


INCOME BEFORE TAXES

Paper                                $   135    $   156    $   250       $   323
Building products                         40          5          9            24
Other activities                          (2)         1         (2)           (1)
                                     -------    -------    -------       -------
                                         173        162        257           346

Financial services                        64         54         52(b)         (2)
                                     -------    -------    -------       -------

   Segment operating income              237        216        309           344
Corporate expense                        (15)       (16)       (21)          (13)
Special charge                          --         --         --            --
Parent Company interest - net            (48)       (38)       (26)          (26)
Other income                               3          5          7             7
                                     -------    -------    -------       -------
Income before taxes                  $   177    $   167    $   269       $   312
                                     -------    -------    -------       -------



(a) Includes a one-time assessment of $44 million to recapitalize the Savings Association Insurance Fund (SAIF).

(b) Includes operating results from the consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.



[PICTURE]                                                              [PICTURE]

David H. Dolben                                                M. Richard Warner
Vice President and                                               Vice President,
Chief Accounting Officer,                         General Counsel and Secretary,
Temple-Inland Inc.                                            Temple-Inland Inc.

PAPER

The Paper Group is composed of two operations: corrugated packaging and bleached paperboard. The following table provides information on the operating earnings of this group, excluding the impact of the special charges discussed below.


For the year                      1998        1997        1996
------------                     --------    --------    --------
(in millions)
Corrugated packaging             $  100.0    $  (11.0)   $  165.6
Bleached paperboard                  (6.4)       15.3        (8.2)
Group administration                (61.1)      (43.3)      (44.4)
                                 --------    --------    --------
Operating earnings               $   32.5    $  (39.0)   $  113.0
                                 ========    ========    ========

CORRUGATED PACKAGING

The corrugated packaging operation manufactures linerboard and corrugating medium at six mills and converts it into corrugated shipping containers at 41 corrugated packaging plants located throughout the United States, Puerto Rico, Mexico and South America. In addition, it operates eight specialty converting plants. Operation of the Newark, California, mill and box plant was discontinued in May 1998, and the assets of the Rexford Paper Division were sold in October 1998. Operation of the Erie, Pennsylvania, box plant was discontinued in the second half of 1997. During 1997, two state-of-the-art corrugated packaging plants began operations - one in Sinaloa, Mexico, the other in Streetsboro, Ohio.

Early in 1998, the corrugated packaging operation undertook a broad-based study of how to reduce its costs and improve margins. The outgrowth of these efforts, formally referred to as Mplus 50, is an intensive program designed to decrease total cost of goods sold, boost revenues and increase organizational efficiency and effectiveness. As part of this program, this operation will measure individual business unit - instead of total system - profitability and streamline administrative support functions, while providing better management of information through improved technology. Layers of management will be reduced and some manufacturing assets will be displaced. This operation will also focus on margin improvement by targeting a more select customer base as part of this program.

A number of actions triggered by this study resulted in a special fourth quarter 1998 charge that included $13 million in severance costs and write-offs of $4.5 million of abandoned packaging assets. These initiatives, combined with a review of the South American earnings prospects in light of the Brazilian economic turmoil and competitive pricing environment, indicated the need for a $20 million impairment write-down of the South American operations that was also recorded in the fourth quarter of 1998. The operation is committed to achieving profitable operations in South America. Otherwise, this operation will consider other alternatives, including liquidating these investments.


Before group administrative costs and the nonrecurring items discussed above, the corrugated packaging operation had earnings of $100.0 million in 1998, compared with a loss of $11.0 million in 1997. Revenues for this operation decreased 3 percent in 1998, compared with 1997. Unit sales declined by 9 percent, more than offsetting the positive effect on revenues of improved prices. Revenues for 1997 were down 4 percent compared with 1996, reflecting the effect of a decline in prices and an improvement in volume.

Box prices in 1997 declined an average of 11 percent, following a 19 percent decline in 1996. Prices, however, improved in the latter half of 1997 and early 1998, but started retreating in the third quarter of 1998, ending the year near beginning-of-year levels. For the year, average 1998 box prices were 7 percent higher than 1997 prices.

Tons of boxes sold were down 3 percent in 1998, compared with an increase of 4 percent in 1997. This reduced growth rate was a product of both slower industry growth and the corrugated packaging operation's strategy to improve margins by exiting some low-margin business.

The average cost of old corrugated containers (OCC), the principal raw material used in approximately 46 percent of the group's containerboard production, declined by $16 per ton in 1998 after having increased by $16 per ton in 1997.

As indicated in the table below, mill production totaled 2,499,000 tons in 1998, a 262,000-ton decrease in production from 1997, of which 47,000 tons related to the permanent closure of the Newark, California, corrugating medium mill. Production of containerboard exceeded internal plant usage by 152,000 tons in 1998, 336,000 tons in 1997 and 275,000 tons in 1996. Excess production was sold in the domestic and export markets. The company curtailed production by approximately 236,000 tons in 1998, 36,000 tons in 1997 and 120,000 tons in 1996, to control inventory levels.

For the year                        1998         1997         1996
------------                     ----------   ----------   ----------
Mill production
(in tons)                         2,499,000    2,761,000    2,577,000
                                 ==========   ==========   ==========

Board consumption at the Mexican, Puerto Rican and South American converting facilities increased by 21,000 tons to 195,000 tons in 1998. While volumes increased in Chile, Argentina and Sinaloa, Mexico, competitive pricing pressures contributed to continued operating losses at these plants. The operations of the other two Mexican plants, located in Guanajuato and Monterrey, continued to be profitable in 1998.

The following table shows the quarterly sales of the corrugated packaging operation in tons and dollars. The totals presented include not only boxes sold, but also open market sales of linerboard and related products.

CORRUGATED PACKAGING

For the year                        1998         1997         1996
                                 ----------   ----------   ----------
UNIT SALES
(in thousands of tons)
   1st Quarter                          662          647          575
   2nd Quarter                          628          719          608
   3rd Quarter                          616          706          636
   4th Quarter                          613          697          616
                                 ----------   ----------   ----------
                                      2,519        2,769        2,435
                                 ==========   ==========   ==========

NET SALES
(in millions)
   1st Quarter                   $    431.8   $    411.9   $    469.7
   2nd Quarter                        419.5        432.6        453.4
   3rd Quarter                        410.4        421.3        423.3
   4th Quarter                        379.8        428.2        414.2
                                 ----------   ----------   ----------
                                 $  1,641.5   $  1,694.0   $  1,760.6
                                 ==========   ==========   ==========

In 1998, the company sold the operating assets of its Rexford Paper Division at a small profit. Rexford had revenues of $15.2 million in 1998, $20.5 million in 1997, and $21.6 million in 1996. Also in 1998, the Newark, California, mill and box plant were closed. These closures only nominally affected revenues and earnings because the majority of the business was transferred to other operations of the group.

In October 1997, the company sold substantially all of the operating assets of its subsidiary, Temple-Inland Food Service Corporation (Food Service), for approximately book value. Food Service had revenues of $66.3 million and $84.1 million during 1997 and 1996, respectively.

BLEACHED PAPERBOARD

The bleached paperboard operation manufactures bleached paperboard at one mill in Evadale, Texas. Its products are sold to commercial printers and paperboard converters, including those serving packaging, food service and office product markets.

Before group administrative costs, the bleached paperboard operation reported a loss of $6.4 million in 1998, compared with income of $15.3 million in 1997. Average prices for bleached paperboard declined by 4 percent in 1998, compared with 1997, after having been flat the prior year. Paperboard sales volume declined by 2 percent in 1998 versus 1997, after having improved by 21 percent in 1997. Production in both 1998 and 1997 was limited to control inventory levels.


The earnings deterioration in 1998 was a direct result of the 4 percent decline in selling price and, to a lesser extent, the decline in volume. The earnings improvement in 1997 resulted primarily from the improved volume together with manufacturing costs being below 1996 levels by $16 per ton as a result of cost-reduction programs.

The following table lists the quarterly sales of the bleached paperboard operation in tons and dollars. Changes in product mix from period to period may make historical comparisons difficult.

BLEACHED PAPERBOARD

For the year                        1998        1997        1996
------------                     ---------   ---------   ---------
UNIT SALES
(in thousands of tons)
PAPERBOARD
   1st Quarter                         158         155         108
   2nd Quarter                         158         178         125
   3rd Quarter                         168         169         149
   4th Quarter                         139         133         142
                                 ---------   ---------   ---------
                                       623         635         524
                                 =========   =========   =========

                                 ---------   ---------   ---------
Pulp                                  --             2         100
                                 =========   =========   =========

NET SALES
(in millions)
PAPERBOARD
   1st Quarter                   $    95.9   $    87.6   $    66.1
   2nd Quarter                        95.8        95.0        73.6
   3rd Quarter                       102.0        96.9        83.3
   4th Quarter                        82.4        86.5        77.5
                                 ---------   ---------   ---------
                                 $   376.1   $   366.0   $   300.5
                                 =========   =========   =========

                                 ---------   ---------   ---------
Pulp and Other                   $    --     $     2.9   $    21.2
                                 =========   =========   =========


GROUP ADMINISTRATION

The Paper Group's administrative costs were up by $17.8 million in 1998 compared with 1997, after having declined in 1997 by $1.1 million from 1996 levels. The 1998 increase was largely related to consulting and internal costs related to the company's margin-enhancement initiative and efforts related to Year 2000 compliance.

BUILDING PRODUCTS

The Building Products Group manufactures a diversified line of construction and commercial-grade building materials at 17 facilities (including three joint-venture facilities and two medium density fiberboard [MDF] facilities acquired September 30, 1998). In 1998, approximately 81 percent of its revenues were generated from wood-based materials or log residues. These products, sold to both residential and commercial market segments, include lumber, plywood, particleboard, medium density fiberboard and fiberboard. The non-wood-based business unit manufactures a variety of gypsum wallboard products that are sold to the same market segments as wood-based materials.

Excluding the special charges discussed below, the group earned $112 million in 1998, the third-highest earnings level in its history, following 1994's record earnings of $139 million and 1997's earnings of $131 million. Net manufacturing revenues in 1998 decreased $4.3 million, less than 1 percent from 1997. This slight decrease followed a 10 percent increase in 1997 over 1996. As a result of improved residential and commercial construction levels, prices advanced in 1998 across all product lines, except for fiberboard and lumber.

The following table provides information on unit sales volumes and net sales for each business unit.

BUILDING PRODUCTS

For the year                          1998        1997        1996
                                 ---------   ---------   ---------
UNIT SALES*
Pine lumber                            603         639         605
Fiber products                         423         402         457
Particleboard                          518         470         399
Plywood                                289         281         259
Gypsum wallboard                       858         843         838
Medium density fiberboard               35        --          --
                                 =========   =========   =========
NET SALES
(in millions)
Pine lumber                      $   222.7   $   262.1   $   217.4
Fiber products                        64.4        66.2        73.3
Particleboard                        141.5       125.0       112.2
Plywood                               59.6        55.2        52.1
Gypsum wallboard                     115.5       104.6        90.2
Medium density fiberboard              9.3        --          --
Retail distribution                   --           4.2        17.1
Other                                 --          --           0.3
                                 ---------   ---------   ---------
                                 $   613.0   $   617.3   $   562.6
                                 =========   =========   =========

* Unit sales amounts shown are in millions of square feet, except pine lumber which is in millions of board feet.

Pine lumber shipments of 603 million board feet decreased 5.6 percent from 1997. Two major modernization projects, one at the Buna, Texas, sawmill and the other at the Diboll, Texas, sawmill, resulted in temporary production outages and reduced shipments. The modernization resulted in the abandonment of $3.4 million of machinery and equipment at the Diboll sawmill that is included in the special charge. Both plants should return to full capacity by the middle of 1999.


In keeping with its focus of maximizing the value of its timber holdings through conversion to high-value products, the Building Products Group decided to cease plywood production at the Pineland complex and add a state-of-the-art sawmill. This will allow the group to optimize the use of available sawtimber and result in an improved return on its timberland assets. As a result, the company recorded a write-down of $6.5 million related to certain plywood assets.

Economic recession in the Far East forced West Coast lumber producers to reduce exports and market additional products in North America. This created an oversupply in the industry and, as a result, lumber prices were negatively affected. Although first quarter lumber prices were only 1 percent below those experienced in the first quarter of 1997, second quarter prices were down 13.6 percent, third quarter prices were down 18.9 percent, and fourth quarter prices were down 9.3 percent from previous year levels. The average selling price for the year was down 10 percent from 1997.

Fiber products revenues decreased $1.8 million, or 3 percent, from 1997 despite a 5 percent increase in shipments. Weaker demand due to competition from other products led to lower pricing. Average prices for all fiber products were 7 percent lower than 1997 levels. TrimCraft(TM), the company's alternative lumber trim product, continued to gain market acceptance and shipments of the product were 28 percent higher than 1997 levels.

During 1998, construction continued on a new joint-venture fiber-cement plant in Waxahachie, Texas. The $60 million facility is designed to produce 126 million square feet of fiber-cement products annually. This state-of-the-art facility will offer a full line of fiber-cement products marketed under the trade name FORTRA(TM), to be used by builders as siding, soffit, trim, tile backer and a variety of other applications. Fiber-cement siding is a weather-stable product with increasing acceptance in the marketplace.

During 1998, construction was completed on the MDF plant in El Dorado, Arkansas. The $97 million facility, a joint-venture operation, is designed to produce 150 million square feet of MDF annually. Production began in May and the facility was still operating in the start-up phase at year end, producing only 41 percent of capacity during the last quarter of the year. This mill is anticipated to operate at almost 90 percent of capacity during 1999. MDF products are high-grade composite panels that serve as a suitable alternative to high-quality millwork lumber and as flooring substrates.

The Building Products Group purchased two MDF facilities from MacMillan Bloedel Limited in September 1998, located in Clarion, Pennsylvania, and Pembroke, Ontario, Canada. Each of these facilities has a continuous press and the design capacity to produce approximately 130 million square feet of MDF annually. Each of these mills is currently producing at less than design capacity, but should attain these levels by year end. The company's three MDF plants will be capable of supplying a major share of the growing thin MDF market due to their continuous press capabilities.

Using by-products of lumber processing, the group manufactures particleboard at four plants in Texas, Alabama, Arkansas and Georgia. The Texas and Georgia facilities experienced lost production in 1997 due to ten-week shutdowns for modernization, but were back to normal production in 1998. As a result, particleboard shipments increased 10 percent over 1997. The group also experienced an increase in the sales average for the year due to an improved product mix. Due to the increase in shipments and sales averages, revenues from particleboard rose $16.5 million, or 13 percent, from 1997. In 1997, shipments were 18 percent above, and prices were 6 percent below, 1996 levels.

Record earnings were achieved by the group's gypsum wallboard operations in 1998 as prices continued the recovery that began in 1994 and the mix of products manufactured continued to improve. Gypsum wallboard shipments of 858 million square feet were only slightly above 1997 levels, but revenues increased by $10.9 million due to an 8.5 percent increase in sales averages for the year. While gypsum wallboard demand improved in both 1996 and 1997, 1998 was a year of record demand levels as capacity utilization ratios reached 99 percent for the year. This dictated operating in a managed distribution environment for most of the year. In addition to a strong market, specialty products, including the group's Stretch 54(R) product, pre-sized to reduce material waste and application labor in houses with nine-foot-high ceilings, sustained its market share in 1998. Specialty panels in 1998 accounted for 39 percent of total shipments, compared with 40 percent in 1997.

In 1998, construction began on the gypsum wallboard plant in Cumberland City, Tennessee. The plant will operate under the Standard Gypsum LLC joint venture, an equal partnership with Caraustar Industries, Inc. This state-of-the-art facility is expected to produce in excess of 700 million square feet of gypsum wallboard annually and will utilize 100 percent flue gas desulphurization (synthetic) gypsum. This plant is being constructed adjacent to the Cumberland Fossil Plant, the Tennessee Valley Authority's (TVA) largest coal-fired steam electric plant, which will supply 100 percent of the synthetic gypsum for use in the production of the wallboard at this facility. The synthetic gypsum is produced as a by-product of the TVA plant's air cleaning system. Construction of this $60 million facility was about 40 percent complete at the end of 1998, and production is expected to begin during the third quarter of 1999.

TIMBER AND TIMBERLANDS

The company controls approximately 2.2 million acres of timberland in Texas, Louisiana, Georgia and Alabama. In 1998, this renewable resource provided approximately 63 percent of the pine fiber requirements necessary to operate the company's paper and solid wood converting operations.


FINANCIAL SERVICES

The company's Financial Services Group includes savings bank, mortgage banking, real estate development and insurance operations. The following selected financial information provides a detailed description of these operations.

FINANCIAL SERVICES GROUP
SELECTED FINANCIAL INFORMATION

For the year or
at year end                         1998             1997          1996
                                 ----------       ----------    ----------
(in millions)
INCOME
Savings bank                     $    113.5       $    106.6        $37.5b
Mortgage banking                       21.8             24.0          23.0
Real estate                            13.2(a)          (3.4)         (1.7)
Insurance                               5.6              4.8           4.3
                                 ----------       ----------    ----------
   Income before taxes                154.1            132.0          63.1
Taxes on income                        26.9             20.6          24.3
                                 ----------       ----------    ----------
   Net income                    $    127.2       $    111.4    $     38.8
                                 ==========       ==========    ==========

ASSETS
Savings bank                     $ 11,947.4       $ 10,370.6    $  8,945.9
Mortgage banking                      441.9            385.6         241.4
Real estate                           319.2            280.4         287.4
Insurance                              31.9             32.4          26.3
Other activities                       --               --             0.1
Eliminations                         (340.8)          (284.3)       (166.0)
                                 ----------       ----------    ----------
   Total assets                  $ 12,399.6       $ 10,784.7    $  9,335.1
                                 ==========       ==========    ==========

LIABILITIES
Savings bank                     $ 11,163.9       $  9,798.1    $  8,509.9
Mortgage banking                      358.0            303.4         177.1
Real estate                           270.8            222.0         204.7
Insurance                              14.5             19.7          17.7
Other activities                       --               --            (0.1)
Preferred stock
   issued by
   subsidiary                         225.1            150.0          --
Eliminations                         (340.8)          (284.3)       (166.0)
                                 ----------       ----------    ----------
   Total liabilities             $ 11,691.5       $ 10,208.9    $  8,743.3
                                 ==========       ==========    ==========

EQUITY
Savings bank                     $    558.4       $    422.5    $    436.0
Mortgage banking                       83.9             82.2          64.3
Real estate                            48.4             58.4          82.7
Insurance                              17.4             12.7           8.6
Other activities                       --               --             0.2
                                 ----------       ----------    ----------
   Total equity                  $    708.1       $    575.8    $    591.8
                                 ==========       ==========    ==========

(a)      Includes $10.0 million gain from sale of an investment property.

(b)      Includes a one-time SAIF assessment of $43.9 million.

SAVINGS BANK

The company's savings bank, Guaranty Federal Bank, F.S.B. (Guaranty), conducts its business through 135 banking centers in Texas and California. The Texas operations are concentrated in the metropolitan areas of Houston, Dallas/Fort Worth, San Antonio and Austin, as well as the central and eastern regions of the state. All of Guaranty's branch locations in California are in the Central Valley area. The primary business of Guaranty is to attract savings deposits from the general public, to invest in single-family adjustable-rate mortgages, to be a major construction lender to the commercial and residential real estate industry, and to provide a variety of loan products to consumers and businesses.

GUARANTY FEDERAL BANK, F.S.B.
SELECTED FINANCIAL INFORMATION

For the year                        1998          1997          1996
                                 ----------    ----------    ----------
(dollars in millions)
INCOME AND EXPENSE
Net interest income              $    245.3    $    222.3    $    193.0
Noninterest income                     30.4          17.8          22.2
Noninterest expense                   148.6         128.5         163.9(a)
Minority interest in
  income of subsidiary                 13.8           6.5          --
Income before taxes                   113.3         106.6          37.5

AVERAGE BALANCE SHEET
Total earning assets               10,389.9       9,919.1       8,889.0
Loans receivable
   and mortgage loans
   held for sale                    7,440.4       6,530.9       5,215.1
Mortgage-backed and
   investment securities            2,601.8       2,721.6       3,204.3
Deposits                            7,579.3       7,090.5       6,423.9
Securities sold
   under repurchase
   agreements and
   FHLB advances                    2,241.5       2,573.9       2,113.5

KEY RATIOS
Yield on earning assets                7.02%         7.06%         6.96%
Cost of funds                          4.82%         4.95%         4.91%
                                 ----------    ----------    ----------
Net interest spread                    2.20%         2.11%         2.05%
                                 ==========    ==========    ==========

(a)      Includes a one-time SAIF assessment of $43.9 million.

At year end 1998, loans receivable constituted 81 percent of earning assets, compared with 71 percent in the prior year. During 1998, Guaranty continued to securitize portions of its mortgage loans held in its portfolio. At year end 1998, the ratio of loans receivable to earning assets, with the inclusion of the balance of $657 million in loans securitized, was 87 percent.

Net interest income for 1998 increased $23.0 million from 1997, due primarily to the growth of net earning assets. Net interest income for 1997 increased $29.3 million from 1996. This was a result of an increase in average earning assets of $1 billion above 1996, principally due to the acquisition of Stockton Savings Bank, F.S.B. (SSB) discussed below, combined with the improved asset mix of loans.

When new loans are originated, an estimated allowance for losses is provided. Thereafter, this provision is adjusted for actual net charge-off experience and other factors. In 1998, despite overall loan portfolio growth, the allowance for loan losses as a percentage of loans receivable decreased from 1.41 percent to
1.06 percent, or 24 percent from 1997. The decrease was driven primarily by a 30 percent decline in the purchased loan portfolios over the same period and the reduction in the related allowances for those loans, as losses were less than anticipated. In 1997, the allowance for loan losses as a percentage of loans receivable increased from 1.26 percent to 1.41 percent, or 11 percent from 1996, principally due to the acquisition of SSB. The provision for loan loss decreased $15.5 million during 1997, compared with 1996, primarily related to the securitization of approximately $1 billion of mortgage loans, payoff of other notes and favorable net charge-off experience.

Management periodically reviews and adjusts pass loan loss factors in response to historical net charge-off experience. The commercial real estate portfolios currently have pass loan loss factors that exceed the historical loss experience. This results from these loans being relatively new and, as a result, they have not reached the state where charge-offs would have been recorded for a seasoned loan portfolio.

Noninterest income primarily includes fees collected, including service charges on deposits. In 1997, losses on the sale of certain loans and mortgage securities resulted in a net noninterest income reduction of $4.4 million from 1996. In 1998, net noninterest income increased $12.6 million from 1997 primarily because similar loan and security sales did not recur and Guaranty sold certain assets resulting in gains.

Noninterest expense for 1998 increased $20.1 million from 1997 primarily as the result of the new operations in California from the SSB acquisition and the related increase in compensation and benefits. Excluding $43.9 million related to the 1996 one-time Savings Association Insurance Fund (SAIF) assessment discussed below, noninterest expense for 1997 increased $8.5 million from 1996, which is also a result of the increased California operations, offset by reduced insurance premiums on deposits as a result of the SAIF recapitalization.

                                                                       [PICTURE]


BIF/SAIF LEGISLATION

On September 30, 1996, President William J. Clinton signed the Economic Growth and Regulatory Paperwork Reduction Act of 1996 (the Act). Among its many provisions, the Act provided for (i) the recapitalization of the SAIF to an amount sufficient to increase the SAIF's net worth to 1.25 percent of SAIF insured deposits, (ii) the reduction of SAIF insurance assessments to parity with those of the Bank Insurance Fund (BIF), and (iii) the eventual merger of the SAIF and BIF. Specifically, the statute required a one-time special assessment of SAIF members, calculated at 65.7 basis points of insured deposits, or $43.9 million for Guaranty.

Effective January 1, 1997, Guaranty was not required to pay any deposit insurance assessments, but is required to pay approximately 6.5 basis points on its insured deposits annually to repay interest on certain Financial Corporation
(FICO) bond obligations. Prior to the special assessment, Guaranty was paying 23 basis points of insured deposits for insurance premiums.

ACQUISITIONS

On November 14, 1998, the company signed a definitive merger agreement to acquire all of the outstanding stock of HF Bancorp, Inc., for $18.50 per share. Total assets of HF Bancorp, Inc., the majority of which are held by its subsidiary, Hemet Federal Savings & Loan Association (Hemet), are approximately $1 billion and consist primarily of residential, consumer and construction loans, mortgage-backed securities and short-term investments. Hemet operates 18 branches in the Southern California markets of Riverside County, Palm Springs and Northern San Diego County. The purchase price of $118 million will consist of either all cash or a combination of company common stock and cash and is to be accounted for as a purchase business combination. The transaction, subject to the approval of regulatory authorities and HF Bancorp, Inc. shareholders, is anticipated to close during the second quarter of 1999.

On June 27, 1997, the company acquired all of the outstanding stock of California Financial Holding Company, the parent company of SSB, and merged the operations of SSB into Guaranty. The consideration for the transaction was $143.4 million, consisting of approximately 1,614,000 shares of Temple-Inland Inc. common stock and cash of $47.3 million. SSB operated 25 banking centers in the Central Valley area of California and had assets at acquisition totaling approximately $1.4 billion, consisting primarily of loans and securities.

LIQUIDITY, INTEREST RATE RISK MANAGEMENT AND CAPITAL

Guaranty is required by the Office of Thrift Supervision (OTS) to maintain average daily balances of statutorily defined liquid assets. During 1997, the liquid assets requirement was decreased from 5 percent to 4 percent of net withdrawable deposits and short-term borrowings.

The operations of Guaranty are subject to a risk of interest rate fluctuation to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Because approximately 91 percent of Guaranty's assets at year end 1998 have adjustable rates, this risk is significantly mitigated.

Guaranty is also subject to prepayment risk inherent in a portion of its single-family adjustable-rate mortgage assets. A substantial portion of Guaranty's investments in adjustable-rate mortgage-backed securities have annual or lifetime caps that subject Guaranty to interest rate risk should rates rise above certain levels. To optimize net interest income while maintaining acceptable levels of interest rate and liquidity risk, Guaranty, from time to time, will enter into various interest rate contracts for purposes other than trading.

On May 28, 1997, a newly formed subsidiary of Guaranty, which qualifies as a real estate investment trust (REIT), issued $150 million of noncumulative floating-rate preferred stock in a private placement. The preferred stock qualifies for inclusion in regulatory capital, subject to certain limitations. The REIT issued an additional $75 million of noncumulative floating-rate preferred stock on May 28, 1998.

OTS regulations require savings institutions to maintain certain minimum levels of capital. Guaranty's regulatory capital exceeded all applicable capital requirements at year end 1998. Because of loan growth experienced by Guaranty in 1998, changes in asset mix in Guaranty's balance sheet and prospective changes in Guaranty's risk-based capital calculation, Guaranty expects an increase in its capital requirements. As a result, the company expects to increase capital in Guaranty by up to $160 million in order to maintain its classification of "well capitalized" under OTS regulations. Note L on page 53 contains additional information concerning Guaranty's capital requirements.

MORTGAGE BANKING

Mortgage banking is conducted through Temple-Inland Mortgage Corporation (TIMC), which arranges financing of single-family mortgage loans, then sells the loans in the secondary market (primarily FNMA, FHLMC and GNMA securities). TIMC generally retains the servicing of these loans.

A summary of selected financial information is provided below.

MORTGAGE BANKING
OPERATIONS SUMMARY

For the year                        1998           1997           1996
                                 ----------     ----------     ----------
(dollars in millions)
Revenues                         $      226     $      136     $       95
Income before taxes                      22             24             23
                                 ----------     ----------     ----------

PORTFOLIO
ROLL-FORWARD
   (Including loans
   serviced for affiliates)
   Beginning servicing           $   26,082     $   17,851     $   13,460
   Purchased servicing                3,536          9,497          4,888
   New loans added,
      net of flow releases            3,375          2,600          2,265
   Portfolio releases                (3,210)          --             --
   Run-off                           (6,897)        (3,866)        (2,762)
                                 ----------     ----------     ----------
   Ending servicing              $   22,886     $   26,082     $   17,851
                                 ==========     ==========     ==========

Portfolio growth rate                 (12.3)%         46.1%          32.6%
Run-off factor                         28.9%          16.8%          15.9%
Ending number
   of loans serviced                256,300        351,600        225,700
                                 ==========     ==========     ==========

Mortgage loan originations increased to a record $6 billion in 1998, almost double the volume in 1997. Portfolio run-off accelerated from 16.8 percent in 1997 to 28.9 percent in 1998. In order to reduce exposure to accelerated prepayments, the servicing rights of approximately $4.5 billion ($1.3 billion of which was not transferred until 1999) of primarily seasoned and relatively high-rate loans were sold during 1998 to third parties resulting in gains of $27.6 million. At year end 1998, the reserve for impairment of the servicing portfolio was $16.8 million. No reserve for impairment was required in 1997 and 1996.

Acquisitions of servicing totaled $3.5 billion in 1998. Overall, the servicing portfolio declined in 1998 by $3.2 billion to $22.9 billion. Servicing totaling $9.5 billion was acquired during 1997, of which $6.4 billion was associated with the acquisition of Knutson Mortgage Corporation (KMC). Servicing totaling $4.9 billion was acquired during 1996, a portion of which was acquired subject to a call option. At the end of 1998, $1 billion of the servicing portfolio was subject to the call option. The call option price, if exercised, would exceed the carrying value.


REAL ESTATE GROUP

Real estate operations conducted by Lumbermen's Investment Corporation include development of residential subdivisions as well as management and sale of income properties. Land development projects include 38 residential subdivisions in Texas, Arizona, California, Colorado, Florida, Georgia, Missouri, Tennessee and Utah. At the end of 1998, land development inventory included 1,401 residential lots (1,175 under contract), 1,803 lots under development and 5,721 acres of land. Lot sales for 1998 were 1,594, compared with 1,422 in 1997 and 1,082 in 1996.

Commercial income, shown in the table below, includes a $10 million gain in 1998 from the sale of a commercial investment property. The company owns 18 commercial properties, including two hotels, one retail center, two business parks, five parcels of commercial land, and properties owned through joint-venture interests.

Selected financial information related to these activities is shown below.

REAL ESTATE GROUP
OPERATIONS SUMMARY

For the year                       1998         1997         1996
                                 ---------    ---------    ---------
(in millions)
REVENUES
   Residential                   $    58.4    $    43.4    $    35.9
   Commercial                         45.7         21.4         18.2
   Interest and other                  3.2          3.7          7.0
                                 ---------    ---------    ---------
      Total                      $   107.3    $    68.5    $    61.1
                                 =========    =========    =========

INCOME (LOSS)
BEFORE TAXES
   Residential                   $     8.9    $     2.2    $     3.0
   Commercial                         19.0          4.5          2.2
   Interest and other                (14.7)       (10.1)        (6.9)
                                 ---------    ---------    ---------
      Total                      $    13.2    $    (3.4)   $    (1.7)
                                 =========    =========    =========

INSURANCE

Timberline Insurance Managers, Inc. (Timberline), one of the largest insurance agencies in Texas, operates as a general agency selling a full range of insurance products, including automobile, homeowners and business insurance, as well as annuities and life and health products. The agency also acts as the risk management department of the company. Timberline currently has offices in Austin, Houston, Dallas-Fort Worth, El Paso and San Antonio, Texas.

A summary of revenues and income before taxes is shown below.

INSURANCE
OPERATIONS SUMMARY

For the year                        1998        1997        1996
                                 ---------   ---------   ---------
(in millions)
REVENUES                         $    33.5   $    30.4   $    24.9
INCOME BEFORE TAXES                    5.6         4.8         4.3
                                 =========   =========   =========

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

Future expenditures for environmental control facilities will depend on changing laws and regulations and technological advances. Given these uncertainties, the company estimates that capital expenditures for environmental purposes during the period 1999 through 2001 will average $17 million each year, exclusive of the expenditures for the Cluster Rule compliance discussed below.

On November 14, 1997, the U.S. Environmental Protection Agency (the EPA) issued extensive regulations governing air and water emissions from the pulp and paper industry (the Cluster Rule). According to the EPA, the technology standards in the Cluster Rule will cut the industry's toxic air pollutant emissions by almost 60 percent from current levels and virtually eliminate all dioxin discharged from pulp, paper and paperboard mills into rivers and other surface waters. The Cluster Rule also provides incentives for individual mills to adopt technologies that will lead to further reductions in toxic pollutant discharges.

The EPA estimates that the industry will need to invest approximately $1.8 billion in capital expenditures and approximately $277 million per year in operating expenditures to comply with the Cluster Rule. All persons subject to the Cluster Rule, including the company, must be in compliance with the initial requirements by April 15, 2001. The estimated expenditures disclosed above do not include expenditures that may be needed to comply with the Cluster Rule. Based upon its interpretation of the Cluster Rule as issued, the company currently estimates that compliance with the Cluster Rule may require modifications at several facilities. Some of these modifications can be included in modernization projects that will provide economic benefits to the company. Excluding these investments, environmental expenditures are not expected to exceed $110 million over the next three years.

CAPITAL RESOURCES AND LIQUIDITY

The company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, service existing debt, pay dividends and meet normal working capital requirements. See Note 10 on pages 65 and 66 for a summary of capital expenditures for years 1998, 1997 and 1996. Capital expenditures of approximately $300 million are projected for 1999.

Net interest expense incurred by the Parent Company is shown below.

For the year                1998       1997       1996
                         ---------  ---------  ---------
(in millions)
PARENT COMPANY
INTEREST - NET
Interest expense         $   107.5  $   112.3  $   112.9
Capitalized interest          (1.5)      (2.0)      (3.3)
                         ---------  ---------  ---------
Interest expense - net   $   106.0  $   110.3  $   109.6
                         =========  =========  =========

Interest expense decreased from $112.3 million to $107.5 million in 1998, primarily as a result of lower average rates. During 1998, $90.0 million of notes payable, with interest rates averaging approximately 9 percent, and private placement debt of $80.0 million, with interest rates averaging 7 percent, were paid off and replaced with commercial paper and short-term borrowings with interest rates averaging 5.77 percent at year end 1998. Parent Company interest paid during 1998, 1997 and 1996 was $100.6 million, $104.5 million and $105.9 million, respectively.

In June 1998, the company filed a shelf registration statement registering the issuance of $500 million of its medium-term notes, Series F. The company issued approximately $300 million of these medium-term notes during the first quarter of 1999. The issued notes have a 10-year term and bear interest at approximately
6.8 percent per annum. Proceeds from the notes will be used to refund approximately $70 million of existing senior debt maturing in 1999, and to fund the cash portion of the purchase price in the Hemet transaction and the capital contribution the company will make to Guaranty.

In August 1995, the Board of Directors approved a stock repurchase program allowing the company to repurchase up to 2.5 million shares. In May 1998, the Board of Directors increased the stock repurchase program by an additional 2.5 million shares. At year end 1998, 2,718,400 shares had been repurchased under this program.

INCOME TAXES

The company's effective tax rate for the years 1998 and 1997 was 46 percent. The difference in the statutory rate and annual effective tax rate was primarily attributable to losses in foreign operations for which no financial benefit was recognized, and on non-deductible goodwill associated with prior years' acquisitions.

The Internal Revenue Service is examining the company's consolidated tax returns for the years 1987 through 1992. The resolution of these examinations is not expected to have a significant impact on the company's financial condition or results of operations.

YEAR 2000 COMPLIANCE

The company's three lines of business, the Paper, Building Products and Financial Services Groups, are dependent upon computer technology and programs for conducting business. Each line of business has been working for the past two years to ensure that the Year 2000 has no significant effect on its information, financial and manufacturing systems.

To date, the company has spent $6.7 million on Year 2000 compliance and estimates the total spending will be approximately $13.0 million. These costs are being expensed as incurred and are not expected to have a material impact on the company's financial position.

Year 2000 readiness for the operations in the Financial Services Group is subject to review and oversight of various regulatory agencies. All critical systems have completed testing and implementation will be completed by June 30, 1999. The critical systems are those that service its portfolio of loans, mortgages and customer deposits. Based upon project progress, the company is confident all regulatory requirements will be met and that any Year 2000 disruption is unlikely. If any disruption were to occur that significantly affected operations or customer service, the group would implement its disaster recovery contingency plans.

The Paper and Building Products Groups have found few instances of date-dependent information within their manufacturing processes. There is no indication at this time that production could be affected by date-required fields that cannot be overridden or entered manually.

A potential risk is that an external provider could have a Year 2000 related problem that would affect the ability of the company to manufacture its products or serve its customers. For instance, should a utility provider not be able to supply power needs to a facility, some impact to normal operations would be expected. Larger facilities with self-power generation would be able to continue operations with a decline in production rates until outside power is restored. The company has the flexibility to produce products in multiple geographic locations, which allows for scheduling production and shipping from alternate locations should disruptions occur.

Communications with these and other suppliers are ongoing to assess the risk to the organization and identify the company's exposure to such outside influences. The company has not identified any such risk at this time.

No interruption of services is expected within the administrative support systems. Most software for meeting business needs is purchased and Year 2000 modifications and testing is performed by the supplier. The company also tests these purchased systems for Year 2000 readiness.

While there can be no guarantee that Year 2000 problems will not occur, the company believes its efforts have addressed the risks and that contingency plans are in place for the unexpected.

NEW ACCOUNTING PRONOUNCEMENTS

Effective with the beginning of year 1998, the company adopted AICPA Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which requires that cost of start-up and training activities be expensed as incurred. Previously, the company had capitalized these costs and amortized them over a five-year period. The cumulative effect of adopting this change was to reduce first quarter 1998 income by $3.2 million, net of tax benefit of $2.1 million. If start-up costs had been expensed in prior years, net income would not have been materially different.

Also during 1998, the company adopted Statements of Financial Accounting Standards No. 130, Reporting Comprehensive Income; No. 131, Disclosures About Segments; and No. 132, Disclosures About Pensions and Other Postretirement Benefits. Adoption of these standards did not materially affect the company's financial statements as these standards dealt primarily with disclosure and presentation of financial information.

During 1999, the company will adopt AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, which requires the capitalization of qualifying internal and external costs incurred during the application development stage. All costs incurred during the preliminary project stage and post-implementation stage are to be expensed as incurred. The company does not believe that adoption of this statement will have a material effect on its earnings or financial position.

The company plans to adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective beginning of 2000. This statement will require derivative positions to be recognized in the balance sheet at fair value. The company presently utilizes derivatives to manage interest rate risk and risk in its mortgage loan production operations. The company has not yet determined the effect upon adoption of this statement on earnings or financial position.

[PICTURE]


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

INTEREST RATE RISK

The company is subject to interest rate risk from the utilization of financial instruments such as adjustable-rate debt and other borrowings, as well as the lending and deposit-gathering activities of the Financial Services Group. The following table illustrates the estimated impact on pretax income of immediate, parallel and sustained shifts in interest rates for the subsequent 12-month period at year end 1998, with comparative information at year end 1997:

                                  Increase (Decrease) in
Change in Interest Rates           Income before Taxes
                                 -----------------------
                                     (in millions)
                                      1998         1997

        +2%                      $     (26)    $       4
        +1%                      $      (1)    $       9
         0%                      $      --     $      --
        -1%                      $      10     $     (12)
        -2 %                     $      29     $     (14)
                                 =========     =========


The change in exposure to interest rate risk from year end 1997 is due primarily to the Financial Services Group entering into interest rate floor and collar agreements to hedge the prepayment risk inherent in a portion of its adjustable-rate mortgage assets and an increase in the company's adjustable-rate debt. At year end 1997, the sensitivity of the Financial Services Group's earnings to changes in interest rates was inverse to the impact of interest rate changes on the company's adjustable-rate debt. By substantially decreasing the earnings volatility of the Financial Services Group to interest rate changes through the use of floor and collar agreements, the company's sensitivity to interest rate risk at the end of 1998 is primarily driven by changes in rates on the company's adjustable-rate debt.

Additionally, the fair value (estimated at $244 million at year end 1998) of the Financial Services Group's mortgage servicing rights is also affected by changes in interest rates. The fair value of the servicing rights has declined by $26 million (10 percent) since year end 1997, due to the recent decline in interest rates, actual and estimated future prepayments, and the smaller size of the servicing portfolio. The company estimates that a 1 percent decline in interest rates from current levels would decrease the fair value of the mortgage servicing rights by an additional $41 million.

FOREIGN CURRENCY RISK

The company's exposure to foreign currency fluctuations on its financial instruments is not material because most of these instruments are denominated in U.S. dollars.

COMMODITY PRICE RISK

The company has no financial instruments subject to commodity price risks.

SELECTED FINANCIAL DATA

For the year                                          1998           1997*        1996         1995         1994         1993
                                                   ---------      ---------    ---------    ---------    ---------    ---------
(dollars in millions, except per share data)
Total revenues                                     $   3,740      $   3,625    $   3,460    $   3,495    $   2,967    $   2,762

Manufacturing net sales                                2,631          2,680        2,645        2,731        2,335        2,127

Net income                                                64(a)          51          133          281          131          117(b)
Capital expenditures:
   Manufacturing                                         175            233          275          386          463          340

   Financial services                                     39             18           15           34           20           14

Depreciation and depletion:
   Manufacturing                                         261            255          244          208          200          191

   Financial services                                     14             13           12            8            8            6

Earnings per share:
   Basic                                                1.16(a)        0.91         2.39         5.02         2.35         2.12(b)

   Diluted                                              1.15(a)        0.90         2.39         5.01         2.35         2.11(b)

Dividends per common share                              1.28           1.28         1.24         1.14         1.02         1.00
Weighted average shares outstanding:
   Basic                                                55.8           56.0         55.5         56.0         55.8         55.3
   Diluted                                              55.9           56.2         55.6         56.1         55.9         55.5

Common shares outstanding at year end                   55.6           56.3         55.4         55.7         56.0         55.5
                                                   ---------      ---------    ---------    ---------    ---------    ---------

At year end
Total assets                                       $  15,990      $  14,364    $  12,947    $  12,764    $  12,251    $  11,959
Long-term debt:
   Parent Company                                      1,583          1,438        1,522        1,489        1,316        1,045
   Financial services                                    210            167          133          113           82           76
Preferred stock issued by subsidiary                     225            150         --           --           --           --
Ratio of total debt to total capitalization -
   Parent Company                                         44%            41%          43%          43%          43%          38%

Shareholders' equity                                   1,998          2,045        2,015        1,975        1,783        1,700
                                                   =========      =========    =========    =========    =========    =========



For the year                                              1992         1991         1990           1989
                                                       ---------    ---------    ---------      ---------
(dollars in millions, except per share data)
Total revenues                                         $   2,734    $   2,507    $   2,401(c)   $   1,943

Manufacturing net sales                                    2,096        1,898        1,892          1,894

Net income                                                   147          138          232(c)         207
Capital expenditures:
   Manufacturing                                             359          378          324            260

   Financial services                                         11            9            4              9

Depreciation and depletion:
   Manufacturing                                             167          158          140            126

   Financial services                                          5            4            5              2

Earnings per share:
   Basic                                                    2.66         2.53         4.24(c)        3.78

   Diluted                                                  2.65         2.51         4.20(c)        3.75

Dividends per common share                                  0.96         0.88         0.80           0.58
Weighted average shares outstanding:
   Basic                                                    55.1         54.8         54.9           54.9
   Diluted                                                  55.5         55.2         55.4           55.3

Common shares outstanding at year end                       55.2         54.9         54.6           54.9
                                                       ---------    ---------    ---------      ---------

At year end
Total assets                                           $  10,766    $  10,068    $   7,834(d)   $   2,380
Long-term debt:
   Parent Company                                            964          864          501            399
   Financial services                                         99           76           94             30
Preferred stock issued by subsidiary                        --           --           --             --
Ratio of total debt to total capitalization -
   Parent Company                                             38%          36%          26%            24%

Shareholders' equity                                       1,633        1,532        1,439          1,259
                                                       =========    =========    =========      =========



* Includes effects of acquiring Stockton Savings Bank and Knutson Mortgage Company.

(a) Includes a special after-tax charge of $28.9 million, or $0.52 per share, and a $3.2 million after-tax charge, or $0.06 per share, from cumulative effect of accounting change.

(b) Includes a credit of $50 million, or $0.90 per share, from cumulative effect of accounting changes.

(c) Includes operating results from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.

(d) Includes Savings Bank assets from consolidation of Guaranty Federal Bank, F.S.B., beginning January 1, 1990.


COMMON STOCK PRICES AND DIVIDEND INFORMATION

                                   1998                                   1997
                  ------------------------------------   ------------------------------------
                        PRICE RANGE                           Price Range
                     HIGH         LOW        DIVIDENDS      High         Low        Dividends
                  ----------   ----------   ----------   ----------   ----------   ----------
1st Quarter       $ 64-15/16   $       50   $     0.32   $       57   $       52   $     0.32
2nd Quarter           67-1/4       52-1/8         0.32       62-1/8       49-5/8         0.32
3rd Quarter         55-15/16     42-11/16         0.32      69-7/16       56-1/8         0.32
4th Quarter           59-5/8      45-1/16         0.32       65-7/8     49-11/16         0.32
                  ----------   ----------   ----------   ----------   ----------   ----------
For the year      $   67-1/4   $ 42-11/16   $     1.28   $  69-7/16   $   49-5/8   $     1.28
                  ==========   ==========   ==========   ==========   ==========   ==========

SUMMARIZED STATEMENTS OF INCOME
PARENT COMPANY (TEMPLE-INLAND INC.)

For the year                                                     1998         1997         1996
                                                               ---------    ---------    ---------
(in millions)
REVENUES
   Net sales                                                   $   2,631    $   2,680    $   2,645
   Financial services earnings                                       154          132           63
                                                               ---------    ---------    ---------
                                                                   2,785        2,812        2,708
                                                               ---------    ---------    ---------

COSTS AND EXPENSES
   Cost of sales                                                   2,236        2,348        2,198
   Selling and administrative                                        278          265          249
   Special charge                                                     47         --           --
                                                               ---------    ---------    ---------
                                                                   2,561        2,613        2,447
                                                               ---------    ---------    ---------

OPERATING INCOME                                                     224          199          261
   Interest expense - net                                           (106)        (110)        (110)
   Other                                                               6            6            5
                                                               ---------    ---------    ---------

INCOME BEFORE TAXES                                                  124           95          156
   Taxes on income                                                    57           44           23
                                                               ---------    ---------    ---------

INCOME BEFORE ACCOUNTING CHANGE                                       67           51          133
   Cumulative effect of accounting change, net of tax                 (3)        --           --
                                                               ---------    ---------    ---------
NET INCOME                                                     $      64    $      51    $     133
                                                               =========    =========    =========


See the notes to the Parent Company summarized financial statements.

SUMMARIZED BALANCE SHEETS
PARENT COMPANY (TEMPLE-INLAND INC.)

At year end                                             1998         1997
                                                     ---------    ---------
(in millions)
ASSETS

CURRENT ASSETS

   Cash                                              $      15    $      13
   Receivables, less allowances of
      $13 in 1998 and $9 in 1997                           297          281
   Inventories:
      Work in process and finished goods                    93          109
      Raw materials                                        242          230
                                                     ---------    ---------
                                                           335          339
   Prepaid expenses                                         14           15
                                                     ---------    ---------
      Total current assets                                 661          648
                                                     ---------    ---------

INVESTMENT IN TEMPLE-INLAND FINANCIAL SERVICES             708          576
                                                     ---------    ---------

PROPERTY AND EQUIPMENT
   Buildings                                               574          554
   Machinery and equipment                               3,829        3,689
   Construction in progress                                104          115
   Less allowances for depreciation                     (2,242)      (2,086)
                                                     ---------    ---------
                                                         2,265        2,272
   Timber and timberlands - less depletion                 499          507
   Land                                                     35           34
                                                     ---------    ---------
      Total property and equipment                       2,799        2,813

Other Assets                                               174          163
                                                     ---------    ---------

TOTAL ASSETS                                         $   4,342    $   4,200
                                                     =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts payable                                  $     138    $     135
   Accrued expenses                                        171          150
   Employee compensation and benefits                       28           23
   Current portion of long-term debt                         2            3
                                                     ---------    ---------
      Total current liabilities                            339          311
                                                     ---------    ---------
LONG-TERM DEBT                                           1,583        1,438
DEFERRED INCOME TAXES                                      266          252
POSTRETIREMENT BENEFITS                                    145          140
OTHER LIABILITIES                                           11           14
SHAREHOLDERS' EQUITY                                     1,998        2,045
                                                     ---------    ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $   4,342    $   4,200
                                                     =========    =========

See the notes to the Parent Company summarized financial statements.



SUMMARIZED STATEMENTS OF CASH FLOWS
PARENT COMPANY (TEMPLE-INLAND INC.)

For the year                                                  1998       1997       1996
                                                              -----      -----      -----
(in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                                $  64      $  51      $ 133
   Adjustments to reconcile net income to net cash:
      Cumulative effect of accounting change, net of tax         3         --         --
      Special charge                                            47         --         --
      Depreciation and depletion                               261        255        244
      Deferred taxes                                            17         18        (29)
      Unremitted earnings from financial services             (127)      (111)       (39)
      Receivables                                              (12)         7        (11)
      Inventories                                                9        (30)        23
      Accounts payable and accrued expenses                    (11)        (7)       (27)
      Other                                                     13        (12)        19
                                                             -----      -----      -----
                                                               264        171        313
                                                             -----      -----      -----

CASH PROVIDED BY (USED FOR) INVESTMENTS

   Capital expenditures for property
      and equipment                                           (175)      (233)      (275)
   Proceeds from sale of property and equipment                  6         52          5
   Acquisitions and joint ventures, net                       (121)        (9)       (27)
   Acquisition of California Financial
      Holding Company, net of cash acquired                     --        (22)        --
   Capital contributions to financial services                 (44)       (25)        --
   Dividends from financial services                            44        275         50
                                                             -----      -----      -----
                                                              (290)        38       (247)
                                                             -----      -----      -----

CASH PROVIDED BY (USED FOR) FINANCING

   Additions to debt                                           319         36        213
   Payments of debt                                           (175)      (125)      (198)
   Purchase of stock for treasury                              (48)       (59)       (16)
   Cash dividends paid to shareholders                         (71)       (71)       (69)
   Other                                                         3          9          3
                                                             -----      -----      -----
                                                                28       (210)       (67)
                                                             -----      -----      -----

Net increase (decrease) in cash                                  2         (1)        (1)
Cash at beginning of year                                       13         14         15
                                                             -----      -----      -----
Cash at end of year                                          $  15      $  13      $  14
                                                             =====      =====      =====

See the notes to the Parent Company summarized financial statements.

NOTES TO THE PARENT COMPANY
(TEMPLE-INLAND INC.) SUMMARIZED
FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The summarized financial statements include the accounts of the Parent Company (Temple-Inland Inc.) and its manufacturing subsidiaries. Temple-Inland Financial Services, including the savings bank, mortgage banking and real estate development operations, is reflected in the summarized financial statements on the equity basis, except that related earnings are presented before tax to be consistent with the consolidated financial statements. All material intercompany amounts and transactions have been eliminated. These financial statements should be read in conjunction with Temple-Inland Inc. consolidated financial statements and Temple-Inland Financial Services summarized financial statements.

INVENTORIES

Inventories are stated at the lower of cost or market.

Cost of inventories amounting to $109.5 million at year end 1998 and $118.5 million at year end 1997 was determined by the last-in, first-out method (LIFO). The cost of the remaining inventories was determined principally by the average cost method, which approximates the first-in, first-out method (FIFO).

If the FIFO method of accounting had been applied to those inventories that were costed on the LIFO method, inventories would have been $6.9 million and $19.3 million higher than reported at year end 1998 and 1997, respectively.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less allowances for accumulated depreciation and depletion. Depreciation is provided on the straight-line method based on estimated useful lives as follows:


CLASSIFICATION                                    ESTIMATED USEFUL LIVES
--------------                                    ----------------------
Buildings                                              15 to 40 years
Machinery and equipment:
   Manufacturing and production equipment               3 to 25 years
   Transportation equipment                             3 to 10 years
   Office and other equipment                           2 to 10 years


Certain machinery and production equipment is depreciated based on operating hours or units of production because depreciation occurs primarily through use rather than through elapsed time.

Timberlands are stated at cost, less accumulated cost of timber harvested. The portion of the cost of timberlands attributed to standing timber is charged against income as timber is harvested at rates determined annually, based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberlands are capitalized.

The cost of additions and betterments is capitalized and the cost of maintenance and repairs is expensed.

START-UP COSTS

Effective with the beginning of the year 1998, start-up costs, including training activities, are expensed as incurred instead of being deferred and amortized over a five-year period. The cumulative effect of applying this change was $3.2 million, net of tax benefit of $2.1 million, and was recognized as of the beginning of the year 1998. Had start-up costs been expensed in prior years, net income would not have been materially different.

ENVIRONMENTAL LIABILITIES

Environmental expenditures resulting in additions to property and equipment are capitalized, while other environmental expenditures are expensed. Environmental remediation liabilities are recorded on an undiscounted basis when environmental assessments or cleanups are probable, and the costs can be reasonably estimated and are adjusted as further information develops or circumstances change. The estimated costs to close and remediate company-operated landfills are accrued over the estimated useful life of the landfill.

REVENUE RECOGNITION

Revenue is recognized upon passage of title to the customer, which is generally at the time of shipment.

                                                                       [PICTURE]

NOTE B - LONG-TERM DEBT

Long-term debt consists of the following:


At year end                                          1998          1997
                                                  --------      --------
(in millions)
Commercial Paper, other
   short-term borrowings,
   and borrowings under bank
   credit agreements -- Average
   interest rate was 5.77% in
   1998 and 5.66% in 1997                         $  264.2      $   13.5

8.85% to 9.0% Notes
   Payable due 1998                                     --          90.0

9.0% Notes Payable due 2001                          200.0         200.0

8.125% to 8.38% Notes
   Payable due 2006                                  100.0         100.0

7.25% Notes Payable due 2004                         100.0         100.0

8.25% Debentures due 2022                            150.0         150.0

Private placement debt --
   6.59% to 7.31% Notes
   due 1998 through 2007                             258.0         338.0

Term Note due 2002 --
   Average interest rate was 5.81%
   in 1998 and 5.86% in 1997                         200.0         200.0

Revenue Bonds due 2007 through
   2028 -- Average interest rate was
   3.89% in 1998 and 3.94% in 1997                   201.1         191.1

Other indebtedness due through
   2006 -- Average interest rate was
   6.30% in 1998 and 6.37% in 1997                   111.3          58.0
                                                  --------      --------
                                                   1,584.6       1,440.6

LESS:
Current portion of long-term debt                     (1.7)         (2.5)
                                                  --------      --------
                                                  $1,582.9      $1,438.1
                                                  ========      ========



At year end 1998, the Parent Company had bank credit agreements totaling $580 million, with final maturities at various dates in 2000 and 2001, that support commercial paper and other short-term borrowings. In June 1998, the company filed a shelf registration statement registering the sale of up to $500 million in debt securities and issued approximately $300 million in the first quarter of 1999. Commercial paper, other short-term borrowings and borrowings under bank credit agreements totaling $264.2 million, and current maturities of medium-term notes totaling $70.0 million, are classified as long-term debt in accordance with the company's intent and ability to refinance such obligations on a long-term basis.

Maturities of the Parent Company's long-term debt during the next five years are as follows (in millions): 1999 - $65; 2000 - $90; 2001 - $466; 2002 - $256; and
2003 - $65. For an analysis of net interest expense, see page 33.

NOTE C - SPECIAL CHARGE

During the fourth quarter of 1998, the Parent Company recorded a special charge of $47.4 million, which included $13.0 million related to work force reductions in the Paper Group; $24.5 million related to asset impairments, principally related to the Paper Group's South American operations; and $9.9 million of asset impairments related to the Building Products Group. This charge was a result of the Paper Group's reorganization of its plant and mill operations and an assessment of its South American operations, due in part to the recent economic turmoil in that region, and the Building Products Group's sawmill conversion and modernization program.

The work force reductions affected approximately 250 employees, half of which accepted an early retirement incentive offer in December 1998. The terminated employees worked in the Paper Group's corrugated packaging operations. The special charge includes termination benefits associated with the early retirement offer and severance amounts for the involuntary terminations, most of which are expected to be paid during the first quarter of 1999.

The asset impairments represent the difference between the estimated discounted future cash flows and the asset carrying amounts. Of the total asset impairment, $7.9 million is for abandoned manufacturing assets, $6.5 million is for plant and equipment that will continue to be used, and $20.0 million is for the South American operations.

SUMMARIZED STATEMENTS OF INCOME
FINANCIAL SERVICES GROUP


For the year                                                  1998          1997          1996
------------                                                --------      --------      --------
(in millions)
INTEREST INCOME
   Loans receivable and mortgage
      loans held for sale                                   $    584      $    526      $    426
   Mortgage-backed and investment securities                     150           161           184
   Other earning assets, including
      covered assets in 1996                                       4            22            21
                                                            --------      --------      --------
         Total interest income                                   738           709           631
                                                            --------      --------      --------

INTEREST EXPENSE
   Deposits                                                      357           331           308
   Borrowed funds                                                137           157           127
                                                            --------      --------      --------
         Total interest expense                                  494           488           435
                                                            --------      --------      --------

NET INTEREST INCOME                                              244           221           196
Provision for loan losses                                          1            (2)           14
                                                            --------      --------      --------

NET INTEREST INCOME AFTER
   PROVISION FOR LOAN LOSSES                                     243           223           182

NONINTEREST INCOME
   Loan origination, marketing and servicing fees                208           127            87
   Other                                                         163           109            97
                                                            --------      --------      --------
         Total noninterest income                                371           236           184
                                                            --------      --------      --------

NONINTEREST EXPENSE
   Compensation and benefits                                     174           134           105
   Other                                                         272           186           154
   SAIF assessment expense                                        --            --            44
                                                            --------      --------      --------
         Total noninterest expense                               446           320           303
                                                            --------      --------      --------

INCOME BEFORE TAXES AND MINORITY INTEREST                        168           139            63
Minority interest in income of
   consolidated subsidiary                                       (14)           (7)           --
                                                            --------      --------      --------
INCOME BEFORE TAXES                                              154           132            63
Taxes on income                                                   27            21            24
                                                            --------      --------      --------
NET INCOME                                                  $    127      $    111      $     39
                                                            ========      ========      ========


See the notes to Financial Services Group summarized financial statements.

SUMMARIZED BALANCE SHEETS
FINANCIAL SERVICES GROUP


At year end                                              1998         1997
-------------                                          --------     --------
(in millions)
ASSETS
   Cash and cash equivalents                           $    229     $    175
   Mortgage loans held for sale                             621          439
   Loans receivable                                       8,101        6,451
   Mortgage-backed and investment securities              2,485        2,806
   Other assets                                             964          914
                                                       --------     --------
TOTAL ASSETS                                           $ 12,400     $ 10,785
                                                       --------     --------
LIABILITIES
   Deposits                                            $  7,338     $  7,375
   Securities sold under repurchase agreements               --          270
   Federal Home Loan Bank advances                        3,221        1,685
   Other borrowings                                         210          167
   Other liabilities                                        698          562
   Preferred stock issued by subsidiary                     225          150
                                                       --------     --------
TOTAL LIABILITIES                                        11,692       10,209
                                                       --------     --------
SHAREHOLDERS' EQUITY                                        708          576
                                                       --------     --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $ 12,400     $ 10,785
                                                       ========     ========


See the notes to Financial Services Group summarized financial statements.

SUMMARIZED STATEMENTS OF CASH FLOWS
FINANCIAL SERVICES GROUP


For the year                                                  1998          1997          1996
-------------                                               --------      --------      --------
(in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                               $    127      $    111      $     39
   Adjustments to reconcile net income to net cash:
      Provision for amortization,
         depreciation and accretion                              108            43            33
      Gain on sales of securities available-for-sale              --             3            --
      Mortgage loans held for sale                              (183)          (99)          (88)
      Collections and remittances on loans
         serviced for others, net                                129           193            (7)
      Other                                                      (99)          (70)          (65)
                                                            --------      --------      --------
                                                                  82           181           (88)
                                                            --------      --------      --------
CASH PROVIDED BY (USED FOR) INVESTMENTS
   Purchases of securities available-for-sale                   (208)         (121)           (4)
   Maturities of securities available-for-sale                   300           210            98
   Maturities and redemptions of securities
      held-to-maturity                                           349           308           322
   Loans originated or acquired, net of
      principal collected on loans                            (1,852)       (1,084)         (672)
   Proceeds from sale of securities
      available-for-sale                                          53           844           206
   Acquisitions                                                   --           (13)          (11)
   Capital expenditures for property and equipment               (39)          (18)          (15)
   Other                                                          28            28             2
                                                            --------      --------      --------
                                                              (1,369)          154           (74)
                                                            --------      --------      --------

CASH PROVIDED BY (USED FOR) FINANCING
   Net increase (decrease) in deposits                           (36)          128          (112)
   Securities sold under repurchase agreements
      and short-term borrowings, net                             788          (609)          285
   Additions to debt                                             770           411            68
   Payments of debt                                             (251)         (204)         (151)
   Capital contributions from Parent Company                      44            25            --
   Proceeds from sale of subsidiary preferred stock               75           150            --
   Dividends paid to Parent Company                              (44)         (275)          (50)
   Other                                                          (5)           --            (7)
                                                            --------      --------      --------
                                                               1,341          (374)           33
                                                            --------      --------      --------

Net increase (decrease) in cash and cash equivalents              54           (39)         (129)
Cash and cash equivalents at beginning of year                   175           214           343
                                                            --------      --------      --------
Cash and cash equivalents at end of year                    $    229      $    175      $    214
                                                            ========      ========      ========

See the notes to Financial Services Group summarized financial statements.

NOTES TO FINANCIAL
SERVICES GROUP SUMMARIZED
FINANCIAL STATEMENTS

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

Temple-Inland Financial Services Group (group) summarized financial statements include savings bank, mortgage banking, real estate development activities and insurance operations. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification. These financial statements should be read in conjunction with Temple-Inland Inc.'s consolidated financial statements.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans originated and held for sale are carried at the lower of cost or estimated market in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

Loans receivable are stated at unpaid net principal balances, less the allowance for loan losses and net deferred loan origination fees and costs. The allowance for loan losses is increased by charges to income and by the portion of the purchase price related to credit risk on bulk purchases of loans, and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and current economic conditions.

Loans receivable are assigned a risk rating to distinguish levels of credit risk and identify higher or unacceptable credit risks and deteriorating loan quality. These risk ratings are categorized as pass or criticized grade, with the resultant allowance for loan losses based on this distinction. Certain loan portfolios are considered to be performance based and are graded by analyzing performance through assessment of delinquency status. The allowance for loan losses is comprised of an allowance based on criticized graded loans, an allowance based on pass graded loans and an unallocated allowance based on analysis of other environmental factors.

Allowances established on the net outstanding principal balance of criticized graded loans range from 5 percent to 35 percent on Substandard classified loans, 36 percent to 70 percent on Doubtful classified loans, and 100 percent on Loss classified loans, respectively. The group uses general allowances for pools of loans with relatively similar risks based on management's assessment of homogeneous attributes, such as product types, markets, aging and collateral.

The group uses information on historic trends in delinquencies, charge-offs and recoveries to identify unfavorable trends. The analysis considers adverse trends in the migration of classifications to be an early warning of potential problems that would indicate a need to increase loss provisions over historic levels. The group also establishes a level of unallocated allowance to support the portfolio as a whole based on adverse conditions considered probable of resulting in losses in the loan portfolios, including certain segments or as a whole. For this portion of the allowance, group management considers the level, severity and trend of classified assets; level and trend of delinquent and non-accrual loans; recent loss experience trends; concentrations of credit; size of individual credit exposure; current economic conditions; and trends in portfolio volume, maturity and composition.

Interest on loans receivable is credited to income as earned. The accrual of interest ceases when collection becomes doubtful. When interest accrual ceases, uncollected interest previously credited to income is reversed. Certain loan fees and direct loan origination costs are deferred. These net fees or costs, as well as premiums and discounts on loans, are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Any unamortized loan fees or costs, premiums, or discounts are taken to income in the event a loan is sold or repaid.

MORTGAGE-BACKED AND INVESTMENT SECURITIES

The group determines the appropriate classification of mortgage-backed and investment securities at the time of purchase and confirms the designation of these debt securities as of each balance sheet date. Debt securities are classified as held-to-maturity and stated at amortized cost when the group has both the intent and ability to hold the securities to maturity. Otherwise, debt securities and marketable equity securities are classified as available-for-sale and are stated at fair value with any unrealized gains and losses, net of tax, reported as a component of shareholders' equity.

The cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts by a method that approximates the interest method over the estimated lives of the securities. Should such assets be sold, gains and losses are recognized based on the specific-identification method.

DERIVATIVE FINANCIAL INSTRUMENTS

The operations of Guaranty Federal Bank (Guaranty) are subject to the risk of interest rate fluctuations to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Guaranty is also subject to prepayment risk inherent on a portion of its adjustable-rate mortgage assets. To maintain acceptable levels of interest rate and liquidity risk, Guaranty enters into various types of interest rate contracts for purposes other than trading.

The net amount payable or receivable on interest rate contracts is recorded as an adjustment to interest income or expense (the accrual accounting method). Premiums paid for interest rate contracts, net of premiums received for those sold, are included in the carrying value of the related interest-earning assets or interest-bearing liabilities, and amortized as an adjustment to the yield of the designated assets or liabilities over the contract periods. These interest rate contracts had no significant impact on the group's effective interest yield for the years 1998, 1997 and 1996.

The company plans to adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective beginning of 2000. This statement will require derivative positions to be recognized in the balance sheet at fair value. The company presently utilizes derivatives to manage interest rate risk and risk in its mortgage loan production operations. The company has not determined the effect of this statement on earnings or financial position upon adoption.


REAL ESTATE

Real estate consists primarily of land and commercial properties held for development and sale, although the operation also holds certain properties for the production of income. Interest on indebtedness and property taxes during the development period, as well as improvements and other development costs, are generally capitalized. The cost of land sales is determined using the relative sales value method. Real estate also includes properties acquired through loan foreclosure by Guaranty and Temple-Inland Mortgage Corporation (TIMC).

Real estate held for future development and real estate projects that are being developed are evaluated for impairment in accordance with the recognition and measurement provisions governing long-lived assets to be held and used in operations. Real estate projects that are substantially completed and ready for their intended use are measured at the lower of carrying amount or estimated fair value less cost to sell in accordance with the provisions governing long-lived assets that are to be disposed of.

MORTGAGE LOAN SERVICING RIGHTS

The group allocates a portion of the cost of originating a mortgage loan to the mortgage servicing right based on its fair value relative to the loan as a whole. Capitalized mortgage loan servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues.

The fair market value of originated mortgage servicing rights is estimated using buyers' quoted prices for servicing rights with similar attributes, such as loan type, principal balance, escrow and geographic location. Purchased mortgage servicing rights are recorded at cost.

To evaluate possible impairment of mortgage servicing rights, the portfolio is periodically stratified based on predominant risk characteristics and the capitalized basis of each stratum is compared to fair value. Predominant risk characteristics considered include loan type and interest rate. Should the capitalized mortgage servicing rights, net of amortization, exceed fair value, impairment is recognized through a valuation allowance.

                                                                       [PICTURE]

FEDERAL INCOME TAXES

The group is included in the consolidated income tax return filed by the company. Under an agreement with the company, the group provides a current income tax provision that takes into account the separate taxable income of the group. Deferred income taxes are recorded by the group.

NOTE B - ACQUISITIONS

On November 14, 1998, the company signed a definitive merger agreement to acquire all of the outstanding stock of HF Bancorp, Inc. for $18.50 per share. Total assets, the majority of which are held by its subsidiary, Hemet Federal Savings & Loan Association (Hemet), are approximately $1 billion and consist primarily of residential, consumer and construction loans, mortgage-backed securities and short-term investments. Total liabilities approximate $0.9 billion and consist primarily of deposits. Hemet operates 18 branches in California. The purchase price of $118 million will consist of either all cash or a combination of company common stock and cash, and will be accounted for as a purchase business combination. The transaction, subject to the approval of regulatory authorities and HF Bancorp, Inc. shareholders, is anticipated to close during the second quarter of 1999.

On June 27, 1997, the company acquired all of the outstanding stock of California Financial Holding Company, the parent company of Stockton Savings Bank, F.S.B. (SSB), and merged the operations of SSB into Guaranty. Total assets and liabilities of SSB at acquisition were approximately $1.4 billion (primarily loans and securities) and $1.3 billion (primarily deposits and FHLB advances), respectively. At closing, the company issued approximately 1,614,000 shares of common stock valued at $96.1 million and paid approximately $47.3 million in cash. The excess of purchase price over the fair market value of net assets acquired of approximately $63 million is being amortized on the straight-line method over 25 years.

Effective May 31, 1997, TIMC acquired 100 percent of the common stock of Knutson Mortgage Corporation, a corporation engaged in mortgage banking activities, for a purchase price of approximately $14.6 million. Effective February 1, 1996, TIMC acquired all of the stock of Western Cities Mortgage Corporation, a California-based mortgage banking entity, for a purchase price of $11.5 million. These transactions in 1997 and 1996 increased the production branch network by a total of 50 branches and the principal balance of the loan servicing portfolio by approximately $6.4 billion and $875 million, respectively.

The consummated acquisitions were accounted for under the purchase method of accounting and, accordingly, the acquired assets and liabilities were adjusted to their estimated fair values at the date of the acquisitions. The operating results of the consummated acquisitions are included in the accompanying summarized financial statements from the acquisition dates. The unaudited pro forma results of operations, assuming the acquisitions had been effected as of the beginning of the applicable fiscal year, would not have been materially different from those reported.

NOTE C - LOANS RECEIVABLE

Loans receivable consisted of the following:


At year end                                1998           1997
-------------                           ---------      ---------
(in millions)

Real estate mortgage                    $ 4,632.9      $ 4,525.0
Construction and development
   (including residential)                4,702.6        2,975.1
Commercial and business                   1,887.1        1,142.1
Consumer and other                          877.3          590.2
                                        ---------      ---------
                                         12,099.9        9,232.4
LESS:
Unfunded portion of loans                 3,927.7        2,709.7
Unamortized purchase
   premiums and discounts                   (19.2)         (21.3)
Net deferred fees                             3.9            2.0
Allowance for loan losses                    86.6           91.1
                                        ---------      ---------
                                          3,999.0        2,781.5
                                        ---------      ---------
                                        $ 8,100.9      $ 6,450.9
                                        =========      =========

Mortgages are primarily single-family adjustable-rate loans secured by properties located throughout the United States. Construction and development loans consist primarily of office, multi-family, retail, industrial and assisted living and are predominantly located in Texas, California, Florida, Georgia, Colorado, Illinois and Arizona. At year end 1998, the group had commitments to originate or purchase primarily variable-rate loans totaling approximately $2.0 billion. The amount to be ultimately funded is uncertain. See Note D below for information regarding mortgage loans securitized during 1998 and 1997.

Activity in the allowance for loan losses was as follows:



For the year                                             1998         1997          1996
-------------                                          -------      -------       -------
(in millions)
Balance, beginning of year                             $  91.1      $  68.4       $  65.5
   Provision for loan losses                               0.6         (1.7)         13.8
   Additions related to acquisitions and bulk
     purchases of loans, net of adjustments                0.1         30.4*         (0.7)
   Charge-offs, net of recoveries                         (5.2)        (6.0)        (10.2)
                                                       -------      -------       -------
Balance, end of year                                   $  86.6      $  91.1       $  68.4
                                                       =======      =======       =======

*Principally related to the acquisition of the loan portfolio of Stockton
 Savings Bank, F.S.B.

NOTE D - MORTGAGE-BACKED AND INVESTMENT SECURITIES

The amortized cost and fair values of mortgage-backed and investment securities consisted of the following:



                                                          Gross           Gross
                                        Amortized      Unrealized      Unrealized         Fair
At year end 1998                           Cost           Gains          Losses          Value
----------------                        ----------     ----------      ----------      ----------
(in millions)
HELD-TO-MATURITY
Mortgage-backed securities:
   FNMA certificates                    $    781.7     $       --      $    (18.1)     $    763.6
   FHLMC certificates                        157.7             --            (3.6)          154.1
   Collateralized mortgage
      obligations                            184.0             --            (6.4)          177.6
   Private issuer
      pass-through securities                290.0             --            (8.3)          281.7
                                        ----------     ----------      ----------      ----------
                                           1,413.4             --           (36.4)        1,377.0
                                        ----------     ----------      ----------      ----------
AVAILABLE-FOR-SALE
Mortgage-backed securities:
   FNMA certificates                         752.1            6.6            (2.0)          756.7
   FHLMC certificates                          1.7             --              --             1.7
   GNMA certificates                           0.1             --              --             0.1
   Collateralized mortgage
      obligations                            120.1            0.2            (0.1)          120.2
   Private issuer
      pass-through securities                 14.9             --            (2.0)           12.9
                                        ----------     ----------      ----------      ----------
                                             888.9            6.8            (4.1)          891.6

Debt securities:
   Corporate securities                        2.8             --              --             2.8
Equity securities, primarily
   Federal Home Loan Bank stock              176.9             --              --           176.9
                                        ----------     ----------      ----------      ----------
                                        $  1,068.6     $      6.8      $     (4.1)     $  1,071.3
                                        ==========     ==========      ==========      ==========

                                                                    Gross            Gross
                                                   Amortized      Unrealized       Unrealized          Fair
At year end 1997                                      Cost          Gains            Losses           Value
----------------                                  ----------      ----------       ----------       -----------
(in millions)
HELD-TO-MATURITY
Mortgage-backed securities:
   FNMA certificates                              $    924.8      $    0.1         $  (27.3)        $    897.6
   FHLMC certificates                                  186.9            --             (5.7)             181.2
   Collateralized mortgage
      obligations                                      253.1            --             (8.7)             244.4
   Private issuer
      pass-through securities                          403.5            --            (10.1)             393.4
                                                  ----------      --------         --------         ----------
                                                     1,768.3           0.1            (51.8)           1,716.6
                                                  ==========      ========         ========         ==========
AVAILABLE-FOR-SALE
Mortgage-backed securities:
   FNMA certificates                                   892.3           2.8             (5.7)             889.4
   FHLMC certificates                                    2.3            --               --                2.3
   GNMA certificates                                     0.1            --               --                0.1
   Collateralized mortgage
      obligations                                        1.0           0.1               --                1.1
   Private issuer
      pass-through securities                           57.8            --             (2.6)              55.2
                                                  ----------      --------         --------         ----------
                                                       953.5           2.9             (8.3)             948.1

Debt securities:
   Corporate securities                                  3.0            --               --                3.0
Equity securities, primarily
   Federal Home Loan Bank stock                         85.8           0.4               --               86.2
                                                  ----------      --------         --------         ----------
                                                  $  1,042.3      $    3.3         $   (8.3)        $  1,037.3
                                                  ==========      ========         ========         ==========

The mortgage loans underlying mortgage-backed securities have adjustable interest rates and generally have contractual maturities ranging from 15 to 40 years, with principal and interest installments due monthly. The actual maturities of mortgage-backed securities may differ from the contractual maturities of the underlying loans because issuers or mortgagors may have the right to call or prepay their securities or loans.

Certain mortgage-backed and investment securities are guaranteed directly or indirectly by the U.S. government or its agencies. Other mortgage-backed securities, which are not guaranteed by the U.S. government or its agencies, are senior subordinated securities considered investment-grade quality by third-party rating agencies. The collateral underlying these securities is primarily residential properties located in California.

Guaranty securitized $164 million and $962 million of mortgage loans previously held in portfolio during 1998 and 1997, respectively. The transfer to mortgage-backed securities was recorded at the carrying value of the mortgage loans at the time of securitization. The group held $657 million and $768 million in such securities at year end 1998 and 1997, respectively.

[PICTURE]


NOTE E - DEPOSITS

Deposits consisted of the following:


At year end                                    1998                               1997
-----------                           ------------------------          ------------------------
                                      STATED                            Stated
                                       RATE           AMOUNT             Rate           Amount
                                      ------        ----------          ------        ----------
(dollars in millions)
Noninterest-bearing demand               --%        $    152.1             --%        $    160.0
Interest-bearing demand                2.08%           1,135.0           2.55%           1,107.7
Savings deposits                       2.21%             207.3           2.27%             205.9
Time deposits                          5.39%           5,843.7           5.63%           5,900.3
Deposit premium                                            0.3                               0.9
                                                    ----------                        ----------
                                                    $  7,338.4                        $  7,374.8
                                                    ==========                        ==========

Scheduled maturities of time deposits at year end 1998 are as follows:

                               $100,000      LESS THAN
Time deposits                   OR MORE      $ 100,000        TOTAL
-------------                  --------      ---------      ---------
(in millions)
3 months or less               $  240.3      $ 1,353.5      $ 1,593.8
Over 3 through 6 months           192.3        1,125.2        1,317.5
Over 6 through 12 months          226.8        1,396.6        1,623.4
Over 12 months                    178.9        1,130.1        1,309.0
                               --------      ---------      ---------
                               $  838.3      $ 5,005.4      $ 5,843.7
                               ========      =========      =========

A summary of interest paid by the group is shown below:

For the year                        1998          1997          1996
------------                      --------      --------      --------
(in millions)
Interest on deposits              $  356.9      $  333.4      $  310.8
Interest on borrowed funds           137.1         160.5         128.7
                                  --------      --------      --------
                                  $  494.0      $  493.9      $  439.5
                                  ========      ========      ========

At year end 1998, time deposits maturity dates were as follows (in millions):
1999 - $4,534.7; 2000 - $626.2; 2001 - $374.0; 2002 - $265.9; 2003 - $40.6; 2004
and thereafter - $2.3.

NOTE F - SECURITIES SOLD UNDER
REPURCHASE AGREEMENTS

Securities sold under repurchase agreements were delivered to brokers/dealers who retained such securities as collateral for the borrowings and have agreed to resell the same securities back to Guaranty at the maturities of the agreements. The agreements generally mature within 30 days.

Information concerning borrowings under repurchase agreements is summarized as follows:

                                                1998             1997
                                             ---------        ---------
(dollars in millions)
AT YEAR END:
   Weighted average interest rate                   --             5.90%
   Mortgage-backed securities
    pledged  to secure the agreements:
         Carrying value                      $      --        $   287.8
         Estimated market value                     --            281.3
FOR THE YEAR:
   Average daily balance                         349.2          1,297.2
   Maximum month-end balance                   1,254.9          1,696.6

NOTE G - FEDERAL HOME LOAN BANK ADVANCES

Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas
(FHLB), advances are secured by a blanket floating lien on Guaranty's assets and by securities on deposits at the FHLB. The weighted average interest rate of the advances was 5.09 percent and 6.01 percent at year end 1998 and 1997, respectively. At year end 1998, the advances had calendar year maturity dates as follows (in millions): 1999 - $3,194.1; 2000 - $10.0; 2001 - $5.0; 2002 - $0;
2003 - $12.0; 2004 and thereafter - $0.

NOTE H - OTHER BORROWINGS

Other borrowings, which represent borrowings of non-savings bank entities, consisted of the following:

At year end                                  1998           1997
-----------                                -------        -------
(in millions)
Long-term debt with an average
   rate of 7.47% and 7.16%
   during 1998 and 1997,
   respectively, due through 2001          $ 170.0        $ 147.0

Long-term debt at various rates
   that approximate prime,
   secured primarily by real estate           39.8           20.5
                                           -------        -------
                                           $ 209.8        $ 167.5
                                           =======        =======

At year end 1998, a non-savings bank subsidiary had a $190 million credit facility that expires in 2001, with $20 million remaining unused.

Maturities of other borrowings are as follows (in millions): 1999 - $2.6; 2000 - $2.3; 2001 - $171.8; 2002 - $1.1; 2003 - $1.1; 2004 and thereafter - $30.9.

NOTE I - PREFERRED STOCK ISSUED BY SUBSIDIARY

In May 1997, Guaranty Preferred Capital Corporation (GPCC), a wholly owned subsidiary of Guaranty, issued 150,000 shares of noncumulative floating-rate preferred stock, with a liquidation preference of $1,000 per share. GPCC is a real estate investment trust (REIT) established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on preferred stock are noncumulative and are payable when declared. If redeemed within a specified time after the tenth anniversary, the preferred stock may be redeemed for cash at the option of GPCC, in whole or in part, at a redemption price of $1,000 per share. The preferred stock is convertible to Guaranty preferred stock upon the occurrence of certain regulatory events. GPCC issued an additional $75 million of noncumulative floating-rate preferred stock on May 28, 1998.

NOTE J - MORTGAGE LOAN SERVICING

The group services mortgage loans that are owned primarily by independent investors. The group serviced approximately 256,300 and 351,600 mortgage loans aggregating $22.9 billion and $26.1 billion in outstanding principal balance as of year end 1998 and 1997, respectively.

This group is required to advance, from company funds, escrow and foreclosure costs on loans that it services. The majority of these advances are recoverable, except for certain amounts for loans serviced for GNMA, which are reserved. Market risk is assumed related to disposing of certain foreclosed VA loans. No significant losses were incurred during 1998, 1997 or 1996 in connection with this risk.

Capitalized mortgage loan servicing rights, net of accumulated amortization, were as follows:

                                  Purchased       Originated     Reserve
                             Loan Servicing   Loan Servicing         For
At year end 1998                Rights, Net      Rights, Net  Impairment       Total
----------------             --------------  --------------   ----------       ------
(in millions)
Balance, beginning of year       $ 159.0         $ 42.3         $   --        $ 201.3
   Additions                        46.5           71.7             --          118.2
   Scheduled amortization          (40.2)         (15.8)            --          (56.0)
   Basis in servicing sold         (23.6)          (8.8)            --          (32.4)
                                 -------         ------         ------        -------
                                   141.7           89.4             --          231.1
   Reserve for impairment             --             --          (16.8)         (16.8)
                                 -------         ------         ------        -------
Balance, end of year             $ 141.7         $ 89.4         $(16.8)       $ 214.3
                                 =======         ======         ======        =======


At year end 1997
----------------
(in millions)

Balance, beginning of year       $  84.1         $ 24.7             --        $ 108.8
   Additions                        92.3(a)        22.8             --          115.1
   Scheduled amortization          (17.0)          (5.2)            --          (22.2)
   Basis in servicing sold          (0.4)            --             --           (0.4)
                                 -------         ------         ------        -------
Balance, end of year             $ 159.0         $ 42.3             --        $ 201.3
                                 =======         ======         ======        =======

(a) Includes approximately $74 million relating to the acquisition of Knutson Mortgage Corporation.

During 1998, the group sold servicing rights on mortgage loans with approximately $4.5 billion in outstanding principal balance ($1.3 billion of which was not transferred until 1999), resulting in gains of $27.6 million. The estimated fair value of the capitalized mortgage servicing rights at year end 1998 was $217 million. Fair value was determined utilizing market-driven assumptions for prepayment speeds, discount rates and other variables.

NOTE K - INTEREST RATE RISK MANAGEMENT

In 1998, Guaranty entered into interest rate floor and collar agreements to minimize the effect a decline in interest rates might have on earnings due to acceleration of prepayments on Guaranty's mortgage assets. At year end 1998, Guaranty was a party to interest rate floors with a notional amount of $850 million and interest rate collars with a notional amount of $850 million.

The interest rate floor agreements will generate interest payments to Guaranty if the variable rate based on various Constant Maturity Swap (CMS) indices falls below the average strike rate of 5.25 percent. The interest rate collar agreements incorporate a floor from which Guaranty would receive payments if the CMS indices fall below the average strike rate of 5.02 percent and a cap that would require Guaranty to pay if the CMS indices exceed the average strike rate of 5.60 percent. The average of the CMS indices at year end 1998 was approximately 5.44 percent. These agreements mature in 1999.

Guaranty is also a party to various interest rate corridor agreements to reduce the impact of increases in interest rates on its investments in adjustable-rate mortgage-backed securities that have lifetime interest rate caps. Under these agreements with notional amounts totaling $319 million and

$379 million at year end 1998 and 1997, respectively, Guaranty simultaneously purchased and sold caps whereby it receives interest if the variable rate based on the FHLB Eleventh District Cost of Funds (EDCOF) Index (4.69 percent at year end 1998) exceeds an average strike rate of 8.80 percent, and pays interest if the same variable rate exceeds a strike rate of 11.75 percent. These agreements mature through 2003.

Guaranty is also a party to an interest rate cap agreement to reduce the impact of interest rate increases on certain adjustable-rate investments with lifetime caps. Under this agreement, with a notional amount of $29 million, Guaranty would receive payments if the EDCOF exceeds the strike rate of 10 percent. The agreement matures in 2004.

The amounts potentially subject to credit risks are the streams of payments receivable by Guaranty under the terms of the contracts and not the notional amounts used to express the volumes of these transactions. Guaranty minimizes its exposure to such credit risk by entering into contracts with major U.S. securities firms.

NOTE L - REGULATORY CAPITAL MATTERS

Guaranty is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Guaranty's financial statements.

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

Quantitative measures established by regulation to ensure capital adequacy require Guaranty to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to adjusted tangible assets. Management believes, as of year end 1998, Guaranty met all its capital adequacy requirements.

As of year end 1998, the most recent notification from regulators categorized Guaranty as "well capitalized" under the regulatory framework for prompt corrective action. To be so categorized as "well capitalized," Guaranty must maintain minimum total risk-based, Tier I (Core) risk-based, and Tier I (Core) leverage capital ratios as set forth in the table. Because of loan growth experienced by Guaranty in 1998, changes in asset mix in Guaranty's balance sheet and prospective changes in Guaranty's risk-based capital calculation, Guaranty expects an increase in its capital requirements. As a result, the company expects to increase capital in Guaranty by up to $160 million in order to maintain its classification of "well capitalized."

Guaranty's actual capital amounts and ratios are also presented in the table below. No amounts were deducted from capital for interest rate risk at year end 1998 or 1997.

                                                                                                                       To Be Well
                                                                                                                Capitalized Under
                                                                                         For Capital            Prompt Corrective
                                                                    Actual         Adequacy Purposes            Action Provisions
                                                        -------------------      --------------------       ---------------------
                                                         Amount      Ratio        Amount       Ratio         Amount         Ratio
                                                        -------      ------      -------       ------       -------        ------
(dollars in millions)

At year end 1998:
Total Risk-Based Ratio
   (Risk-based capital/total risk-weight assets)        $ 828.8      10.17%      >=$651.9      >=8.0%       >=$814.7       >=10.0%
Tier I (Core) Risk-Based Ratio
   (Core capital/total risk-weight assets)              $ 755.5       9.27%      >=$325.9      >=4.0%       >=$488.8       >= 6.0%
Tier I (Core) Leverage Ratio
   (Core capital/adjusted tangible assets)              $ 755.5       6.31%      >=$479.2      >=4.0%       >=$599.0       >= 5.0%
Tangible Ratio
   (Tangible capital/tangible assets)                   $ 755.5       6.31%      >=$179.7      >=1.5%            N/A          N/A

At year end 1997:
Total Risk-Based Ratio
   (Risk-based capital/total risk-weight assets)        $ 651.0      10.14%      >=$513.7      >=8.0%       >=$641.9       >=10.0%
Tier I (Core) Risk-Based Ratio
   (Core capital/total risk-weight assets)              $ 570.7       8.89%      >=$256.8      >=4.0%       >=$385.2       >= 6.0%
Tier I (Core) Leverage Ratio
   (Core capital/adjusted tangible assets)              $ 570.7       5.48%      >=$416.4      >=4.0%       >=$520.5       >= 5.0%
Tangible Ratio
   (Tangible capital/tangible assets)                   $ 570.7       5.48%      >=$156.2      >=1.5%            N/A          N/A

CONSOLIDATED STATEMENTS OF INCOME
TEMPLE-INLAND INC. AND SUBSIDIARIES

For the year                                                   1998            1997           1996
------------                                                 -------         -------         -------
(in millions, except per share data)
Revenues
   Manufacturing                                             $ 2,631         $ 2,680         $ 2,645
   Financial services                                          1,109             945             815
                                                             -------         -------         -------
                                                               3,740           3,625           3,460
                                                             -------         -------         -------
Costs and Expenses
   Manufacturing                                               2,514           2,613           2,447
   Special charge                                                 47              --              --
   Financial services                                            955             813             752
                                                             -------         -------         -------
                                                               3,516           3,426           3,199
                                                             -------         -------         -------
Operating Income                                                 224             199             261
   Parent Company interest, net                                 (106)           (110)           (110)
   Other                                                           6               6               5
                                                             -------         -------         -------
Income before Taxes                                              124              95             156
                                                             -------         -------         -------
   Taxes on income                                                57              44              23
Income before Accounting Change                                   67              51             133
   Cumulative effect of accounting change, net of tax             (3)             --              --
                                                             -------         -------         -------
Net Income                                                   $    64         $    51         $   133
                                                             -------         -------         -------

Earnings Per Share
   Basic:
      Income before accounting change                        $  1.22         $  0.91         $  2.39
      Cumulative effect of accounting change,
          net of tax                                            (.06)             --              --
                                                             -------         -------         -------
Net Income                                                   $  1.16         $  0.91         $  2.39
                                                             -------         -------         -------

   Diluted:
      Income before accounting change                        $  1.21         $  0.90         $  2.39
      Cumulative effect of accounting change,
          net of tax                                            (.06)             --              --
                                                             -------         -------         -------
Net Income                                                   $  1.15         $  0.90         $  2.39
                                                             -------         -------         -------

See the notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
TEMPLE-INLAND INC. AND SUBSIDIARIES

For the year                                                           1998            1997            1996
------------                                                        -------         -------         -------
(in millions)

CASH PROVIDED BY (USED FOR) OPERATIONS
   Net income                                                       $    64         $    51         $   133
   Adjustments to reconcile net income to net cash:
      Special charge                                                     47              --              --
      Cumulative effect of accounting change,
          net of tax                                                      3              --              --
      Depreciation and depletion                                        275             268             256
      Amortization of goodwill                                            7               6               4
      Deferred taxes                                                     18              21             (11)
      Amortization and accretion on
          financial instruments                                          90              26              20
      Mortgage loans held for sale                                     (183)            (99)            (88)
      Receivables                                                       (12)              7             (11)
      Inventories                                                         9             (30)             23
      Accounts payable and accrued expenses                             (11)             (7)            (27)
      Collections and remittances on loans
          serviced for others, net                                      129             193              (7)
      Originated mortgage servicing rights                              (72)            (23)            (18)
      Other                                                             (18)            (61)            (48)
                                                                    -------         -------         -------
                                                                        346             352             226
                                                                    -------         -------         -------


CASH PROVIDED BY (USED FOR) INVESTMENTS
   Capital expenditures for property
      and equipment                                                    (214)           (251)           (290)
   Proceeds from sale of property and equipment                          28              53               7
   Purchases of securities available-for-sale                          (208)           (121)             (4)
   Maturities of securities available-for-sale                          300             210              98
   Maturities and redemptions of securities held-to-maturity            349             308             322
   Loans originated or acquired, net of
      principal collected on loans                                   (1,852)         (1,084)           (672)
   Proceeds from sale of securities
      available-for-sale                                                 53             844             206
   Acquisitions and joint ventures, net                                (121)            (22)            (38)
   Acquisition of California Financial Holding
      Company, net of cash acquired                                      --             (22)             --
   Other                                                                  6              27              (1)
                                                                    -------         -------         -------
                                                                     (1,659)            (58)           (372)
                                                                    -------         -------         -------

CASH PROVIDED BY (USED FOR) FINANCING
   Additions to debt                                                  1,089             447             281
   Payments of debt                                                    (426)           (329)           (349)
   Securities sold under repurchase agreements
      and short-term borrowings, net                                    788            (609)            285
   Purchase of stock for treasury                                       (48)            (59)            (16)
   Cash dividends paid to shareholders                                  (71)            (71)            (69)
   Net increase (decrease) in deposits                                  (36)            128            (112)
   Proceeds from sale of subsidiary preferred stock                      75             150              --
   Other                                                                 (2)              9              (4)
                                                                    -------         -------         -------
                                                                      1,369            (334)             16
                                                                    -------         -------         -------
Net increase (decrease) in cash and cash equivalents                     56             (40)           (130)
Cash and cash equivalents at beginning of year                          188             228             358
                                                                    -------         -------         -------
Cash and cash equivalents at end of year                            $   244         $   188         $   228
                                                                    -------         -------         -------

See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS
TEMPLE-INLAND INC. AND SUBSIDIARIES

                                                                 Parent       Financial
At year end 1998                                                Company        Services      Consolidated
----------------                                                -------        --------      ------------
(in millions)

ASSETS
   Cash and cash equivalents                                    $    15         $   229        $    244
   Mortgage loans held for sale                                      --             621             621
   Loans receivable                                                  --           8,101           8,101
   Mortgage-backed and investment securities                         --           2,485           2,485
   Trade and other receivables                                      297              --             290
   Inventories                                                      335              --             335
   Property and equipment                                         2,799             129           2,928
   Other assets                                                     188             835             986
   Investment in Financial Services                                 708              --              --
                                                                -------         -------        --------
     TOTAL ASSETS                                               $ 4,342         $12,400        $ 15,990
                                                                -------         -------        --------

LIABILITIES
   Deposits                                                     $    --         $ 7,338        $  7,338
   Federal Home Loan Bank advances                                   --           3,221           3,221
   Other liabilities                                                350             698           1,028
   Long-term debt                                                 1,583             210           1,793
   Deferred income taxes                                            266              --             242
   Postretirement benefits                                          145              --             145
   Preferred stock issued by subsidiary                              --             225             225
                                                                -------         -------        --------
     TOTAL LIABILITIES                                          $ 2,344         $11,692        $ 13,992
                                                                -------         -------        --------

SHAREHOLDERS' EQUITY
   Preferred stock - par value $1 per share: authorized
      25,000,000 shares; none issued                                                                 --
   Common stock - par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury                                                          61
   Additional paid-in capital                                                                       357
   Accumulated other comprehensive income (loss)                                                    (17)
   Retained earnings                                                                              1,810
                                                                                               --------
                                                                                                  2,211
   Cost of shares held in the treasury: 5,785,139 shares                                           (213)
     TOTAL SHAREHOLDERS' EQUITY                                                                   1,998
                                                                                               --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                     $ 15,990
                                                                                               --------

See the notes to the consolidated financial statements.

CONSOLIDATING BALANCE SHEETS
TEMPLE-INLAND INC. AND SUBSIDIARIES

                                                                Parent        Financial
At year end 1997                                               Company         Services     Consolidated
----------------                                               -------         --------     ------------
(in millions)

ASSETS
   Cash and cash equivalents                                    $    13         $   175        $   188
   Mortgage loans held for sale                                      --             439            439
   Loans receivable                                                  --           6,451          6,451
   Mortgage-backed and investment securities                         --           2,806          2,806
   Trade and other receivables                                      281              --            277
   Inventories                                                      339              --            339
   Property and equipment                                         2,813             103          2,916
   Other assets                                                     178             811            948
   Investment in Financial Services                                 576              --             --
                                                                -------         -------        -------
     TOTAL ASSETS                                               $ 4,200         $10,785        $14,364
                                                                -------         -------        -------

LIABILITIES
   Deposits                                                     $    --         $ 7,375        $ 7,375
   Securities sold under repurchase
      agreements and Federal Home Loan
      Bank advances                                                  --           1,955          1,955
   Other liabilities                                                325             562            871
   Long-term debt                                                 1,438             167          1,605
   Deferred income taxes                                            252              --            223
   Postretirement benefits                                          140              --            140
   Preferred stock issued by subsidiary                              --             150            150
                                                                -------         -------        -------
     TOTAL LIABILITIES                                          $ 2,155         $10,209        $12,319
                                                                -------         -------        -------

SHAREHOLDERS' EQUITY
   Preferred stock - par value $1 per share: authorized
      25,000,000 shares; none issued                                                                --
   Common stock - par value $1 per share: authorized
      200,000,000 shares; issued 61,389,552 shares
      including shares held in the treasury                                                         61
   Additional paid-in capital                                                                      356
   Accumulated other comprehensive income (loss)                                                   (20)
   Retained earnings                                                                             1,817
                                                                                               -------
                                                                                                 2,214
   Cost of shares held in the treasury: 5,069,011 shares                                          (169)
                                                                                               -------
     TOTAL SHAREHOLDERS' EQUITY                                                                  2,045
                                                                                               -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                     $14,364
                                                                                               =======

See the notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
TEMPLE-INLAND INC. AND SUBSIDIARIES


                                                                                   Accumulated
                                                                                         Other
                                                              Common   Paid-in    Comprehensive   Retained     Treasury
                                                               Stock   Capital           Income   Earnings        Stock       Total
                                                               -----   -------           ------   --------        -----       -----
(in millions)

BALANCE AT YEAR END 1995                                     $    61   $   306         $   (14)    $ 1,773      $  (151)    $ 1,975
                                                             -------   -------         -------     -------      -------     -------
Comprehensive Income

   Net income                                                     --        --              --         133           --         133

   Other comprehensive income:
       Unrealized gains on securities                             --        --              (9)         --           --          (9)
       Foreign currency translation adjustments                   --        --              (1)         --           --          (1)
                                                                                                                            -------

   Total comprehensive income                                     --        --              --          --           --         123
                                                                                                                            -------

Dividends paid on common stock --
      $1.24 per share                                             --        --              --         (69)          --         (69)

Stock issued for stock plans --
      149,232 shares                                              --        (1)             --          --            3           2

Stock reacquired for treasury --
      358,623 shares                                              --        --              --          --          (16)        (16)
                                                             -------   -------         -------     -------      -------     -------
BALANCE AT YEAR END 1996                                     $    61   $   305         $   (24)    $ 1,837      $  (164)    $ 2,015
                                                             -------   -------         -------     -------      -------     -------

Comprehensive Income

   Net income                                                     --        --              --          51           --          51

   Other comprehensive income:
      Unrealized gains on securities of $3.0 million,
      net of reclassification adjustment for gains
      included in net income of $1.0 million                      --        --               4          --           --           4
                                                                                                                            -------

   Total comprehensive income                                     --        --              --          --           --          55
                                                                                                                            -------

Dividends paid on common stock --
      $1.28 per share                                             --        --              --         (71)          --         (71)

Stock issued for acquisition
      of California Financial
      Holding Company --
      1,613,546 shares                                            --        48              --          --           48          96

Stock issued for stock plans --
      253,075 shares                                              --         3              --          --            6           9

Stock reacquired for treasury --
      994,830 shares                                              --        --              --          --          (59)        (59)
                                                             -------   -------         -------     -------      -------     -------
BALANCE AT YEAR END 1997                                     $    61   $   356         $   (20)    $ 1,817      $  (169)    $ 2,045
                                                             -------   -------         -------     -------      -------     -------

Comprehensive Income

   Net income                                                     --        --              --          64           --          64

   Other comprehensive income:
      Unrealized gains on securities of $6.0 million,
      net of reclassification adjustment for gains
      included in net income of $1.0 million                      --        --               5          --           --           5

      Minimum pension liability                                   --        --              (2)         --           --          (2)
                                                                                                                            -------
   Total comprehensive income                                     --        --              --          --           --          67
                                                                                                                            -------

Dividends paid on common stock --
      $1.28 per share                                             --        --              --         (71)          --         (71)

Stock issued for stock plans --
      134,430 shares                                              --         1              --          --            4           5

Stock reacquired for treasury --
      850,558 shares                                              --        --              --          --          (48)        (48)
                                                             -------   -------         -------     -------      -------     -------
BALANCE AT YEAR END 1998                                     $    61   $   357         $   (17)    $ 1,810      $  (213)    $ 1,998
                                                             =======   =======         =======     =======      =======     =======



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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, amounts due from banks, commercial paper, agency discount notes, federal funds sold, and other short-term liquid instruments with original maturities of three months or less.

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

LONG-LIVED ASSETS

Impairment losses are recognized when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets carrying amount. Assets held for disposal are recorded at the lower of carrying value or estimated fair value, less costs to sell.

NOTE 2 - TAXES ON INCOME

Taxes on income from continuing operations consisted of the following:

For the year                  1998      1997       1996
------------                  ----      ----       ----
(in millions)

Current Tax Provision:
  U.S. Federal              $  30.8   $  21.9    $  27.2
  State and other               7.6       2.2        6.5
                            -------   -------    -------
                               38.4      24.1       33.7
                            =======   =======    =======

Deferred Tax Provision:
  U.S. Federal                 15.5      15.2      (16.5)
  State and other               0.8       4.9        5.9
                            -------   -------    -------
                               16.3      20.1      (10.6)
                            =======   =======    =======

Provision for
Income Taxes                $  54.7   $  44.2    $  23.1
                            =======   =======    =======

Earnings or losses from continuing operations consisted of the following:

For the year                  1998       1997       1996
------------                  ----       ----       ----
(in millions)

Earnings (Losses):
  U.S.                      $ 149.7    $ 104.1    $ 163.6
  Non-U.S.                    (30.6)      (9.1)      (7.6)
                            -------    -------    -------
                            $ 119.1    $  95.0    $ 156.0
                            =======    =======    =======

The differences between the consolidated effective income tax rate and the federal statutory income tax rate include the following:

For the year                  1998      1997       1996
------------                  ----      ----       ----
(in millions)

Taxes on income
   at statutory rate        $  41.7   $  33.3    $  54.6
FDIC tax-sharing
   settlement                    --        --      (31.5)
Book benefit of FDIC
   assistance and other
   permanent items              1.2      (0.8)     (11.6)
State and other taxes           4.6       5.1        8.1
Foreign losses
   not benefited                5.7       3.2        2.6
Goodwill                        1.5       3.4        0.9
                            -------   -------    -------
                            $  54.7   $  44.2    $  23.1
                            =======   =======    =======


Significant components of the company's consolidated deferred tax assets and liabilities are as follows:

At year end                                 1998        1997
-----------                                 ----        ----
(in millions)

Deferred Tax Liabilities:
   Depreciation                          $  399.9    $  396.4
   Timber and timberlands                    40.0        41.9
   Pensions                                  28.4        20.6
   Other                                     69.0        63.3
                                         --------    --------
      Total deferred tax liabilities        537.3       522.2
                                         --------    --------
Deferred Tax Assets:
   Alternative minimum tax credits          292.9       264.3
   Net operating loss carryforwards          31.6        78.0
   OPEB obligations                          55.7        54.6
   Other                                     74.3        54.9
                                         --------    --------
      Total deferred tax assets             454.5       451.8
                                         --------    --------
Valuation Allowance                        (158.9)     (152.9)
                                         --------    --------
   Net deferred tax liability            $  241.7    $  223.3
                                         ========    ========

The valuation allowance represents accruals for deductions that are uncertain and accordingly have not been recognized for financial reporting purposes. The change in the valuation allowance is primarily the result of increased foreign net operating losses, the future realization of which is not assured.

Income tax payments, net of refunds received, were $39 million, $21 million and $38 million during 1998, 1997 and 1996, respectively.

The company has domestic net operating loss carryforwards of $43 million that expire in 2009. In addition, the company has foreign net operating loss carryforwards of $35 million that expire from the year 2000 through the year 2008, and $13 million that may be carried forward indefinitely. Alternative minimum tax credits may be carried forward indefinitely.

As a result of the sale of Temple-Inland Food Service Corporation in 1997, the company realized a $2.3 million one-time increase in tax expense from non-deductible goodwill.

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

The Internal Revenue Service is examining the company's consolidated tax returns for the years 1987 through 1992. The resolution of these examinations is not expected to have a significant impact on the company's financial condition or results of operations.

                                                                       [PICTURE]

NOTE 3 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and fair value of financial instruments were as follows:

At year end                            1998                       1997
-----------                 ----------------------     ------------------------
(in millions)
                             CARRYING        FAIR       Carrying        Fair
                              AMOUNT        VALUE        Amount        Value
                              ------        -----        ------        -----

Financial Assets:
Loans receivable            $  8,100.9   $  8,126.4    $  6,450.9   $  6,454.9
Mortgage-backed
   and investment
   securities                  2,484.6      2,448.8       2,805.7      2,754.0
                            ----------   ----------    ----------   ----------

Financial
Liabilities:
Deposits                       7,338.4      7,369.0       7,374.8      7,380.2
FHLB advances                  3,220.9      3,223.1       1,685.0      1,687.9
Total debt                     1,794.4      1,850.8       1,608.1      1,675.8
                            ----------   ----------    ----------   ----------

Off-Balance-Sheet
Instruments:
Interest rate contracts           --           (4.9)         --           (2.3)
Commitments to
   extend credit                  --           (1.6)         --           (0.7)
                            ----------   ----------    ----------   ----------

Differences between fair value and carrying amount are primarily due to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. The fair value of cash and cash equivalents, trade and other receivables, securities sold under agreements to repurchase and mortgage loans held for sale consistently approximate the carrying amount due to their short-term nature and are excluded from the above table. The fair value of mortgage-backed and investment securities and off-balance-sheet instruments are based on quoted market prices. Other financial instruments are valued using discounted cash flows. The discount rates used represent current rates for similar instruments.

NOTE 4 - SHAREHOLDER RIGHTS PLAN

During 1999, the Board of Directors extended the company's Shareholder Rights Plan in which one-half of a preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $200. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 25 percent or more of the common shares. The company will generally be entitled to redeem the Rights at $0.01 per Right at any time until the tenth business day following public announcement that a 20 percent position has been acquired. The Rights will expire on February 20, 2009.

NOTE 5 - EMPLOYEE BENEFIT PLANS

The company has pension plans covering substantially all employees. Plans covering salaried and non-union hourly employees provide benefits based on compensation and years of service, while union hourly plans are based on negotiated benefits and years of service. The company's policy is to fund amounts on an actuarial basis to accumulate assets sufficient to meet the benefits to be paid in accordance with the requirements of ERISA. Contributions to the plans are made to trusts for the benefit of plan participants.

The company provides medical and insurance benefits to certain eligible salaried and hourly employees who reach retirement age while employed by the company.

The change in benefit obligation, plan assets and the funded status of employee benefit plans follows:

                                                     Pension Benefits    Postretirement Benefits
At year end                                          1998        1997        1998        1997
-----------                                          ----        ----        ----        ----
(in millions)

Benefit obligation at beginning of year           $  507.3    $  455.0    $  114.9    $  104.9

Service cost                                          14.7        13.7         3.0         2.7

Interest cost                                         37.0        35.5         8.3         8.3

Plan amendments                                        2.0        (0.4)         --        (1.6)

Actuarial (gain) loss                                 58.3        28.5        11.5         6.7

Termination benefits                                   5.8         1.3         0.8          --

Benefits paid                                        (28.6)      (26.3)       (6.6)       (7.0)

Retiree contributions                                   --          --         0.9         0.9

                                                  --------    --------    --------    --------
Benefit obligation at end of year                 $  596.5    $  507.3    $  132.8    $  114.9
                                                  --------    --------    --------    --------

Fair value of plan assets
   at beginning of year                           $  628.3    $  528.2    $     --    $     --

Actual return                                         15.3       126.0          --          --

Benefits paid                                        (28.6)      (26.3)         --          --

Contributions                                          0.5         0.4          --          --

                                                  --------    --------    --------    --------
Fair value of plan assets
   at end of year                                 $  615.5    $  628.3    $     --    $     --
                                                  --------    --------    --------    --------

Funded status                                     $   19.0    $  121.0    $ (132.8)   $ (114.9)

Unrecognized net loss (gain)                          41.3       (61.1)       (3.0)      (15.1)

Prior service costs not yet recognized                 3.2         1.4        (9.1)       (9.9)

Unrecognized net transition
   obligation (asset)                                 (8.2)      (12.6)         --          --

Additional minimum liability                          (5.3)         --          --          --

                                                  --------    --------    --------    --------
Prepaid (accrued) benefit cost                    $   50.0    $   48.7    $ (144.9)   $ (139.9)
                                                  --------    --------    --------    --------

The net prepaid pension benefit cost of $50.0 million at year end 1998 is comprised of pension plans with prepaid benefit cost totaling $75.4 million and accrued benefit liability totaling $25.4 million. Amounts applicable to the company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

At year end                                         1998     1997
-----------                                         ----     ----
(in millions)

Projected benefit obligation                      $ 236.2   $ 12.8
Accumulated benefit obligation                    $ 221.1   $  9.9
Fair value of plan assets                         $ 201.6   $  0.9


Significant assumptions used for the employee benefit plans follow:

                                                        Pension Benefits            Postretirement Benefits
For the year                                         1998      1997      1996      1998      1997      1996
------------                                         ----      ----      ----      ----      ----      ----

Weighted average assumptions:
   Discount rate                                     6.75%     7.50%     8.00%     6.75%     7.50%     8.00%
   Expected long-term rate of return                 9.00%     9.00%     9.00%       --        --        --
   Rate of compensation increase                     2.75%     3.50%     4.00%       --        --        --

For measurement purposes, an 8.75 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999. The rate was assumed to decrease gradually to 6.0 percent for 2010, and remain at that level thereafter.

Net periodic benefit cost (credit) for pension and postretirement plans include the following:

                                                                  Pension Benefits              Postretirement Benefits
For the year                                                  1998       1997       1996       1998      1997       1996
------------                                                  ----       ----       ----       ----      ----       ----
(in millions)

CHARGES (CREDITS)
Service cost -- benefits earned during the period           $  14.7    $  13.7    $  12.8    $   3.0    $  2.7    $   2.7
Interest cost on projected benefit obligation               $  37.0       35.5       32.2        8.3       8.3        8.5
Expected return on plan assets                                (55.4)     (46.5)     (41.6)        --         --        --
Net amortization and deferral                                  (4.9)      (4.7)      (4.3)      (1.0)     (1.3)      (0.4)
                                                            -------    -------    -------    -------    ------    -------

Net periodic benefit cost (credit)*                         $  (8.6)   $  (2.0)   $  (0.9)   $  10.3    $  9.7    $  10.8
                                                            -------    -------    -------    -------    ------    -------

*In addition, in 1998 the company recognized an additional $2.7 million relating to pension benefits and $0.8 million relating to postretirement benefits for curtailments resulting from employee terminations.


Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefits. A 1 percentage point change in assumed health care cost trend rates would have the following effects:

                                       1 Percentage       1 Percentage
                                      Point Increase     Point Decrease
                                      --------------     --------------
Effect on total of
   service and interest
   cost components
   for the year 1998                       $  1.1            $  (1.0)

Effect on postretirement benefit
   obligation at year end 1998             $ 11.2            $ (10.9)

NOTE 6 - STOCK OPTION PLANS

The company has established stock option plans for key employees and directors. The plans provide for the granting of nonqualified stock options and/or incentive stock options and, prior to 1994, the plans permitted the granting of stock appreciation rights with all or part of any options so granted. Options granted after 1995 have primarily a ten-year term and become exercisable in steps from one to five years.

A summary of stock option activity follows:

For the year                       1998                  1997                 1996
------------                 -------------------  -------------------  --------------------
                                       Weighted              Weighted              Weighted
                                        Average              Average               Average
                                        Exercise             Exercise              Exercise
                             Options     Price    Options      Price   Options      Price
                             -------     -----    -------      -----   -------      -----
(shares in thousands)

Outstanding
   beginning of year           1,430      $ 47      1,626      $ 45      1,404      $ 45
     Granted                     654        56        201        56        456        43
     Exercised                  (139)       38       (303)       41       (144)       32
     Forfeited                   (53)       50        (94)       50        (90)       48
                               -----      ----      -----      ----      -----      ----
Outstanding
   end of year                 1,892      $ 51      1,430      $ 47      1,626      $ 45
                               =====      ====      =====      ====      =====      ====
Weighted average
   fair value of
   options granted
   during the year                  $ 17.68              $ 18.24              $ 13.07
                                    =======              =======              =======

Options exercisable at year end were (in thousands):

1998 - 737; 1997 - 658; and 1996 - 769. The weighted average exercise price for options exercisable at year end 1998 was $48 per share, and $46 per share for year end 1997. Exercise prices for options outstanding at year end 1998 range from $12 to $66. The weighted average remaining contractual life of these options is seven years. An additional 2,182,000 and 3,284,000 shares of common stock were available for grants at year end 1998 and 1997, respectively. A restricted stock plan also provides for a maximum of 300,000 shares of restricted common stock to be reserved for awards. At year end 1998, awards of 152,123 shares of restricted common stock were outstanding at an average price of $49.50 per share.

The fair value of the options granted in 1998, 1997 and 1996 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

For the year                              1998        1997        1996
------------                              ----        ----        ----

Expected dividend yield                      2.0%        2.1%        2.6%
Expected stock
   price volatility                         28.7%       27.3%       26.5%
Risk-free interest rate                      4.8%        5.6%        6.5%
Expected life
   of options                           7.0 years   8.0 years   7.0 years

Assuming that the company had accounted for its employee stock options using the fair value method and amortized such to expense over the options' vesting period, pro forma net income and diluted earnings per share would have been $61.7 million and $1.10 per diluted share in 1998; $49.1 million and $0.87 per diluted share in 1997; and $131.5 million and $2.37 per diluted share in 1996. The pro forma disclosures may not be indicative of future amounts due to changes in subjective input assumptions and because the options vest over several years with additional future option grants expected.

NOTE 7 - EARNINGS PER SHARE

Numerators and denominators used in computing earnings per share are as follows:

For the year                              1998       1997       1996
------------                              ----       ----       ----
(in millions)

Numerator for basic
 and diluted earnings
 per share:
     Income before
        accounting change               $  67.7    $  50.8   $  132.8
     Accounting change,
        net of tax                      $  (3.2)   $    --   $     --
                                        -------    -------   --------
     Net income                         $  64.5    $  50.8   $  132.8
                                        =======    =======   ========

Denominator for basic
   earnings per share--
   weighted average
   shares outstanding                      55.8       56.0       55.5
Dilutive effect of
   stock options                            0.1        0.2        0.1
                                        -------    -------   --------
Denominator for diluted
   earnings per share                      55.9       56.2       55.6
                                        =======    =======   ========

NOTE 8 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other comprehensive income are as follows:

                                                            Unrealized
                                              Currency       Gains on       Minimum
                                             Translation  Available-for-    Pension
                                             Adjustments  Sale Securities  Liability   Total
                                             -----------  ---------------  ---------   -----

Balance at
   year end 1996                                $ (17)        $  (7)        $  --      $ (24)
                                                -----         -----         -----      -----
   Unrealized gains on
    available-for-sale securities                  --             7            --          7
  Deferred taxes relating to
    unrealized gains on available-
    for-sale securities                            --            (3)           --         (3)
                                                -----         -----         -----      -----
Balance at year end 1997                          (17)           (3)           --        (20)
                                                -----         -----         -----      -----
  Unrealized gains on available-
    for-sale securities                            --             8            --          8
  Deferred taxes relating to
    unrealized gains on available-
    for-sale securities                            --            (3)           --         (3)
  Minimum pension liability                        --            --            (4)        (4)
  Deferred taxes relating to
    minimum pension liability                      --            --             2          2
                                                -----         -----         -----      -----
Balance at
   year end 1998                                $ (17)        $   2         $  (2)     $ (17)
                                                =====         =====         =====      =====

NOTE 9 - COMMITMENTS AND CONTINGENCIES

There are pending against the company and its subsidiaries lawsuits, claims and environmental matters arising in the regular course of business.

In the opinion of management, recoveries, if any, by plaintiffs or claimants that may result from the foregoing litigation and claims will not be material in relation to the consolidated financial statements of the company and its subsidiaries.

NOTE 10 - SEGMENT INFORMATION

The company has three reportable segments: paper, building products and financial services. The paper segment manufactures corrugated packaging and bleached paperboard products. The building products segment manufactures a variety of building materials and manages the company's timber resources. The financial services segment operates a savings bank and also engages in mortgage banking, real estate development and insurance activities.

These segments are managed as separate business units. The company evaluates performance based on operating income before special charges, corporate expenses and income taxes. Corporate interest expense is not allocated to business segments. The accounting policies of the segments are the same as those described in the accounting policy notes to the financial statements. Corporate and other includes corporate expenses and special charges.

                                                           Building        Financial      Corporate
For the year or at year end 1998              Paper        Products        Services       and Other           Total
--------------------------------              -----        --------        --------       ---------           -----
(in millions)

Revenues from external customers          $  2,017.6      $    613.0      $   1,109.5      $    --        $   3,740.1

Depreciation, depletion and
   amortization                                206.6            52.9             18.2          4.1              281.8

Operating income                                32.5           112.5            154.1        (75.3)*            223.8

Financial Services,
   net interest income                            --              --            243.5           --              243.5

Total assets                                 2,486.6         1,043.2         12,399.6         60.9           15,990.3

Investment in equity method
   investees                                     7.7            29.4              2.8           --               39.9

Capital expenditures                            96.5            73.1             38.9          5.6              214.1

*Includes a special charge of $47.4 million, of which $37.5 million applies to the paper segment and $9.9 million applies to the building products segment.


                                                                 Building       Financial      Corporate
                                                   Paper         Products       Services       and Other        Total
                                                   -----         --------       --------       ---------        -----
(in millions)

For the year or at year end 1997:

Revenues from external customers                $  2,062.9       $  617.3      $     945.2      $    --       $   3,625.4

Depreciation, depletion and
   amortization                                      204.7           50.2             15.5          3.4             273.8

Operating income                                     (39.0)         131.1            132.1        (24.6)            199.6

Financial Services, net interest income                 --             --            220.7           --             220.7

Total assets                                       2,609.9          913.7         10,784.7         55.7          14,364.0

Investment in equity method
   investees                                           7.1           19.2              3.8           --              30.1

Capital expenditures                                 150.6           68.7             17.7         13.5             250.5
                                                ----------        -------      -----------      -------       -----------

For the year or at year end 1996:

Revenues from external customers                $  2,082.3        $ 562.6      $     815.4      $    --       $   3,460.3

Depreciation, depletion and
   amortization                                      197.9           45.8             12.4          3.9             260.0

Operating income                                     113.0          102.0             63.1        (17.2)            260.9

Financial Services, net interest income                 --             --            195.5           --             195.5

Total assets                                       2,701.7          870.5          9,335.1         39.8          12,947.1

Investment in equity method
   investees                                           6.2           21.2              0.9           --              28.3

Capital expenditures                                 143.8          122.6             15.1          8.9             290.4
                                                ----------        -------      -----------      -------       -----------

[PICTURE]

The following table of data includes revenues, property and equipment based on the location of the operation.



GEOGRAPHIC INFORMATION

                                     1998            1997            1996
                                     ----            ----            ----
(in millions)

FOR THE YEAR:
Revenues from
external customers
   United States                 $  3,629.8      $  3,535.9      $  3,391.0
   Canada                               3.6              --              --
   Mexico                              64.2            49.7            41.8
   South America                       42.5            39.8            27.5
                                 ----------      ----------      ----------
   Total                         $  3,740.1      $  3,625.4      $  3,460.3
                                 ==========      ==========      ==========

AT YEAR END:
Property
and equipment
   United States                 $  2,805.9      $  2,847.5      $  2,871.3
   Canada                              55.6              --              --
   Mexico                              26.6            27.9            18.5
   South America                       39.6            40.9            41.1
                                 ----------      ----------      ----------
   Total                         $  2,927.7      $  2,916.3      $  2,930.9
                                 ==========      ==========      ==========

NOTE 11 - SUMMARY OF QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Selected quarterly financial results for the years 1998 and 1997 are summarized below:

                                               First           Second          Third           Fourth
                                              Quarter         Quarter         Quarter         Quarter
                                              -------         -------         -------         -------
(in millions, except per share amounts)
1998*

Total revenues                              $    944.6       $    940.7      $    943.7      $    911.1

Manufacturing net sales                          682.2            671.2           667.4           609.8
Manufacturing gross profit                        98.0            108.4           104.1            84.1
Financial Services
   operating income before taxes                  36.7             41.0            36.1            40.3(a)
Net income:
   Income before accounting change                26.4             34.6            24.4           (17.7)(b)
   Accounting change, net of tax                  (3.2)              --              --              --
                                            -----------      -----------     -----------     -----------
   Net Income                               $     23.2             34.6            24.4           (17.7)
                                            -----------      -----------     -----------     -----------
Earnings per share:
   Basic:
     Income before accounting change        $      0.47      $      0.62     $      0.44     $     (0.32)
     Accounting change, net of tax                (0.06)              --              --              --
                                            -----------      -----------     -----------     -----------
     Basic earnings per share               $      0.41      $      0.62     $      0.44     $     (0.32)
   Diluted:
     Income before accounting change        $      0.47      $      0.62     $      0.44     $     (0.32)
     Accounting change, net of tax                (0.06)              --              --              --
                                            -----------      -----------     -----------     -----------
     Diluted earnings per share             $      0.41      $      0.62     $      0.44     $     (0.32)
                                            ===========      ===========     ===========     ===========

1997

Total revenues                              $    850.9       $    907.9      $    938.4      $    928.2
Manufacturing net sales                          649.0            687.1           678.2           665.9
Manufacturing gross profit                        81.9             84.9            75.8            89.8
Financial Services
   operating income before taxes                  29.5             32.4            37.4            32.8
Net income                                        13.2             15.6            12.6             9.4
Earnings per share:
   Basic                                    $      0.24      $      0.28     $      0.22     $      0.17
   Diluted                                  $      0.24      $      0.28     $      0.22     $      0.17

* First quarter 1998 restated for the cumulative after-tax effect of the change in method of accounting for start-up costs.

(a) Includes $10.0 million gain on sale of investment property.

(b) Includes special charge of $47.4 million.

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



/s/ DAVID H. DOLBEN

David H. Dolben
Vice President and
Chief Accounting Officer



REPORT OF
INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF TEMPLE-INLAND INC.:

We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of January 2, 1999, and January 3, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 2, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at January 2, 1999, and January 3, 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 2, 1999, in conformity with generally accepted accounting principles.

As discussed in Note A to the financial statements, in 1998 the company changed its method of accounting for start-up costs.



/s/ ERNST & YOUNG LLP

Houston, Texas
January 29, 1999

                             Appendix to Exhibit 13




Page 31       Picture of family shopping for greeting cards.

Page 35       Picture of forester measuring tree.

Page 41 Picture of man standing by stack of gypsum wallboard at a construction site.

Page 47 Picture of couple in newly remodeled kitchen showing cabinets and laminate flooring.

Page 50       Picture of family at kitchen table with mortgage loan officer.

Page 61 Picture of family with sporting goods in high-graphic corrugated packaging.

Page 67 Picture of customer in pet store with pet food in high-graphic corrugated packaging.