Form 10-K405, Exhibit 13
period 2000-01-01
TEMPLE INLAND INC
filed 2000-03-24
CIK 731939

                                                                      EXHIBIT 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results of Operations and Financial Condition

   Results of continuing operations, including information regarding the principal business segments, are shown below. Additional information regarding business segments is included in Note 10 to the Consolidated Financial Statements.


BUSINESS SEGMENTS


For the year                           1999          1998          1997          1996             1995
-------------                       ----------    ----------    ----------    ----------       ----------
(in millions)

REVENUES
Paper                               $    1,798    $    1,642    $    1,694    $    1,761       $    1,910
Building Products                          768           613           617           563              533
Financial Services                       1,116         1,036           923           800              754
                                    ----------    ----------    ----------    ----------       ----------
   Total revenues                   $    3,682    $    3,291    $    3,234    $    3,124       $    3,197
                                    ==========    ==========    ==========    ==========       ==========

INCOME BEFORE TAXES
Paper                               $      103    $       39    $      (54)   $      120       $      333
Building Products                          174           112           131           102               67
Financial Services                         138           154           132            63(a)            98
                                    ----------    ----------    ----------    ----------       ----------
   Segment operating income                415           305           209           285              498
Corporate expense                          (30)          (28)          (25)          (17)             (22)
Special charge                              --           (47)           --            --               --
Parent Company interest - net              (95)          (78)          (82)          (82)             (69)
Other income                                16             6             6             5                4
                                    ----------    ----------    ----------    ----------       ----------
   Income from continuing
     operations before taxes        $      306    $      158    $      108    $      191       $      411
                                    ==========    ==========    ==========    ==========       ==========



(a) Includes a one-time assessment of $44 million to recapitalize the Savings Association Insurance Fund (SAIF).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

PAPER

   The Paper Group manufactures linerboard and corrugating medium at six mills and converts it into corrugated packaging at 40 corrugated packaging plants located throughout the United States, and in Puerto Rico, Mexico and Chile. During the third quarter of 1999, the company decided to discontinue its bleached paperboard operation. Accordingly, the results of the bleached paperboard operation have been classified as discontinued operations and prior periods have been restated.


   Revenues for the Paper Group increased to $1,798 million in 1999, compared with $1,642 million in 1998 and $1,694 million in 1997. The Paper Group reported operating income of $103 million in 1999, compared with $39 million (before the special charges discussed below) in 1998 and a loss of $54 million in 1997.


   The following table shows the quarterly sales of the corrugated packaging operation in tons and dollars. The totals presented include both boxes sold and open market sales of linerboard.


For the Year                   1999         1998         1997
----------------------      ----------   ----------   ----------
UNIT SALES
(in thousands of tons)
1st Quarter                        704          662          647
2nd Quarter                        720          628          719
3rd Quarter                        701          616          706
4th Quarter                        677          613          697
                            ----------   ----------   ----------
                                 2,802        2,519        2,769
                            ==========   ==========   ==========

NET REVENUES
(in millions)

1st Quarter                 $      420   $      432   $      412
2nd Quarter                        444          420          433
3rd Quarter                        462          410          421
4th Quarter                        472          380          428
                            ----------   ----------   ----------
                            $    1,798   $    1,642   $    1,694
                            ==========   ==========   ==========


   Average box prices in 1999 were up 3 percent following a 7 percent increase in 1998 and an 11 percent decrease in 1997. The increase in 1999 reversed the downward movement of prices in the last half of 1998. Tons of boxes sold increased 5 percent in 1999, compared with a decrease of 3 percent in 1998 and an increase of 4 percent in 1997.

   The average cost of old corrugated containers (OCC), the principal raw material used in approximately 46 percent of the Paper Group's containerboard production, increased by $4 per ton in 1999. OCC cost decreased by $16 per ton in 1998 and increased by $16 per ton in 1997. Year-end OCC cost was $89 per ton in 1999, $85 per ton in 1998, and $101 per ton in 1997.

   Mill production totaled 2,656,000 tons in 1999, 2,499,000 tons in 1998 and 2,761,000 tons in 1997. In 1999, approximately 88 percent of the containerboard produced was converted into corrugated containers by the Paper Group's box plants. The remainder was sold in the domestic and export markets. The Paper Group curtailed production by approximately 236,000 tons in 1998 and 36,000 tons in 1997 to control inventory levels.

   During 1998, the Paper Group closed and dismantled its 70,000 ton corrugating medium mill in Newark, California, and recognized a gain of $13 million in 1999 from the sale of the real estate. In 1999, the company announced it had entered into a joint venture to convert its 285,000 ton containerboard mill in Newport, Indiana, to produce a lightweight gypsum facing paper. The conversion is expected to cost approximately $70 million and is scheduled for completion in the third quarter of 2000. This conversion will increase the group's integration level and diversify its product line.

   During 1999, the Paper Group continued implementing its Mplus 50 program, the goal of which is to improve average return on investment to target levels over a cycle. The focus of the program is to create a distinctly market-driven culture in which customer demand determines the products, operating levels and capital investment necessary to achieve the goal. Employee compensation is tied to return on investment.

   A key to Mplus 50 is improving margins by targeting a more select customer base. In 1998, this group exited many low-value accounts faster than they could be replaced, and the Paper Group's volume in 1998 trailed the industry. This trend, however, reversed in 1999, and volume increases exceeded the industry average. The increase was predominantly in higher-value accounts.

   Installing a new information system is also an important part of the Mplus 50 program. This effort includes configuring new processes, installing a new technical infrastructure and software, and training users. This system, which is anticipated to be completed in 2001 and to cost approximately $70 million, will allow the Paper Group to improve performance to the customer and capture the benefits of e-commerce.

   The Mplus 50 program was initiated in 1998 and resulted in a special 1998 charge that included $13 million in severance costs, write-offs of $4 million of abandoned packaging assets, and a $20 million impairment write-down of the Argentine box plant. Half of the 250 employees affected by the work force reduction accepted an early retirement offer in December 1998. The remaining work force reductions were made during 1999. Substantially all of the charge for work force reductions was paid in 1999. During the second quarter of 1999, the Argentine box plant was sold for $12 million, which approximated its adjusted carrying value.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Discontinued Operations

   During the third quarter of 1999, the company decided to discontinue its bleached paperboard operation. The bleached paperboard mill was sold in December 1999 to Westvaco Corporation for approximately $658 million, which included $576 million in cash and the assumption of $82 million of debt. The eucalyptus fiber project in Mexico, which was to be a source of hardwood to the bleached paperboard mill, is expected to be sold during 2000. Revenues of the discontinued operations were $381 million in 1999, $376 million in 1998 and $369 million in 1997. The losses from discontinued operations were $92 million in 1999 (including a loss on disposal of $71 million), $21 million in 1998 and $8 million in 1997. Interest expense of $28 million per year was allocated to the discontinued operations based on debt allocated to these operations. The loss from operations is net of income tax benefits of $13 million in 1999, $13 million in 1998 and $5 million in 1997. The loss on disposal is net of income tax benefits of $44 million. Included in the loss on disposal are estimated operating losses of the eucalyptus fiber project through the anticipated date of disposal of $2 million.

BUILDING PRODUCTS

   The Building Products Group manufactures a diverse line of construction and commercial grade building products at 20 facilities located in Texas, Louisiana, Oklahoma, Arkansas, Alabama, Georgia, Pennsylvania, Tennessee and Canada. These facilities include four joint venture facilities and two facilities -- a particleboard plant and a medium density fiberboard (MDF) plant -- operated under long-term lease agreements that began during December 1999. The products manufactured are lumber, plywood, particleboard, MDF, gypsum wallboard, fiberboard and fiber-cement products.

   Operating income for the Building Products Group was $174 million in 1999, an all-time record, exceeding the previous record of $139 million achieved in 1994. Operating income was $112 million in 1998, excluding the special charge discussed below, and $131 million in 1997. Revenues increased $155 million, or 25 percent, to $768 million in 1999, compared with $613 million in 1998 and $617 million in 1997. Housing starts were up 3 percent in 1999, reaching the highest level since 1986. As a result, prices advanced in 1999 across all product lines. Lumber, plywood and MDF prices were up more than 10 percent, and gypsum prices were up almost 25 percent from 1998.

   The following table provides information on unit sales and net revenues for each product line.


For the year                        1999         1998         1997
-------------                    ----------   ----------   ----------
UNIT SALES(a)
Pine lumber                             618          603          639
Plywood                                 296          289          281
Particleboard                           574          518          470
MDF                                     187           35           --
Gypsum wallboard                        890          858          843
Fiberboard                              439          423          402
                                 ==========   ==========   ==========
NET REVENUES(b)
(in millions)
Pine lumber                      $      254   $      223   $      262
Plywood                                  68           60           55
Particleboard                           171          141          125
MDF                                      57            9           --
Gypsum wallboard                        147          116          105
Fiberboard                               71           64           66
Retail                                   --           --            4
                                 ----------   ----------   ----------
Totals                           $      768   $      613   $      617
                                 ==========   ==========   ==========

(a) Unit sales are in millions of square feet,except pine lumber, which is in millions of board feet, and do not include units sold from joint venture operations.

(b) Net revenues do not include revenues from joint venture operations.

   The solid wood operation manufactures lumber and plywood and manages the company's timber resources. Pine lumber shipments of 618 million board feet increased 2 percent from 1998, but decreased 3 percent from 1997. The Asian economy began to recover in 1999, resulting in increased industry exports of solid wood products and higher prices. For the year, the average sales price for the solid wood operation increased 7 percent for lumber and 11 percent for plywood, resulting in an increase in revenues for the solid wood operation of $39 million, or 14 percent.

   The major modernization project at the Buna, Texas, sawmill was completed in 1998, but modernization at the Diboll, Texas, sawmill continued through the first quarter of 1999 and resulted in temporary production outages and reduced shipments. The modernization at the Diboll sawmill resulted in the abandonment of $3 million of equipment, which was included in the 1998 special charge. Both plants are now operating at full capacity. During 1998, the company announced its intention to change the focus of the operations at its plywood plant. This plant will continue to produce veneer products, and a state-of-the-art sawmill will be added to the site. This change will permit the Building Products Group to optimize the use of available sawtimber and produce a higher value product. The construction of the new sawmill in Pineland, Texas, is anticipated to be completed in early 2001. This effort resulted in the write-down of $7 million related to certain plywood assets, which was also included in the 1998 special charge.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   The solid wood operation also manages the company's 2.2 million acres of timberland, which are located in Texas, Louisiana, Georgia and Alabama. In 1999, this renewable resource provided approximately 60 percent of the company's sawtimber requirements and roughly 55 percent of the fiber necessary to operate the company's paper, particleboard and fiberboard converting operations. In connection with the sale of the bleached paperboard operation, the company entered into a long-term agreement with Westvaco Corporation to provide fiber at market rates. Based on current pricing, the company expects revenue from this agreement to approximate $40 million to $45 million per year,

   Using by-products of lumber processing, the group manufactures particleboard at five plants in Texas, Alabama, Arkansas, Georgia and Pennsylvania. Particleboard shipments increased 11 percent, and sales averages increased 9 percent over 1998. The improvement in sales averages is due primarily to the higher percentage of high-margin substrate for flooring in the product mix. Shipments of this substrate, produced at the Georgia and Alabama facilities, were more than triple 1998 shipments, contributing to a $30 million, or 21 percent, rise in particleboard revenues for the year. This compares with a 13 percent increase in 1998 and an 18 percent increase in 1997.

   In its first full year of operation, MDF was not profitable. However, MDF markets improved significantly throughout the year with sales averages at the end of 1999 exceeding year end 1998 levels by 19 percent. A strengthening MDF market, coupled with the natural progression up the production learning curve, should enable this operation to be profitable in 2000.

   On December 28, 1999, the Building Products Group leased for a term of 20 years an MDF facility and a particleboard facility located in Mt. Jewett, Pennsylvania. The lease includes an option to purchase these facilities in the fifteenth year of the lease term and at the end of the lease. The MDF facility has an annual capacity of approximately 100 million square feet, and the particleboard facility has an annual capacity of approximately 200 million square feet. The addition of these two mills will allow the Building Products Group to meet customers' increasing demand for particleboard and strengthen its position in the growing MDF market.

   Record revenues of $147 million were achieved by the gypsum wallboard operation in 1999. Gypsum wallboard shipments of 890 million square feet were only 4 percent above 1998 levels, but revenues increased by $31 million, or 27 percent, due to the 23 percent increase in sales averages for the year. Demand reached record levels in 1999. A slight weakening of demand during November was followed by a more dramatic decline in December. Demand slowdown, combined with increased gypsum industry capacity and increased imports, put downward pressure on shipments and sales averages at year end. The company expects this downward pressure to continue throughout 2000.

   Production began at the new gypsum wallboard facility in Cumberland City, Tennessee, during the fourth quarter of 1999. The plant operates as a part of Standard Gypsum LLC, a joint venture in which the company owns a 50 percent interest. This state-of-the-art facility has the capacity to produce approximately 700 million square feet of gypsum wallboard annually, and utilizes 100 percent flue gas desulphurization (synthetic) gypsum. The plant is located adjacent to a coal-fired steam electric generation plant, which produces synthetic gypsum as a by-product of its air cleaning system. Independent of the joint venture, the company has negotiated a long-term contract for the synthetic gypsum produced at this electric generation plant. Synthetic gypsum acquired pursuant to this contract will supply the Cumberland City plant and the company's plant at West Memphis, Arkansas.

   Fiber products revenues increased $7 million, or 11 percent, from 1998 due to a 4 percent increase in shipments and a 7 percent increase in the overall sales average. High demand for Fiber Brace(TM), an intermediate-grade fiberboard sheathing used for corner bracing, was responsible for the improved product mix. This product grew to represent 51 percent of the softboard mix and now commands a 45 percent share of the 1/2-inch structural fiberboard market. TrimCraft(TM), the company's alternative lumber trim product, continued to gain market acceptance, with shipments of the product advancing 17 percent over 1998, the second consecutive year of double-digit growth. As a result, the company now holds a 25 percent share of the hardboard engineered trim market.

   In its first year of operation, Fortra Fiber Cement LLC, a 50 percent joint venture located in Waxahachie, Texas, was not profitable due to higher than expected production costs and lower than anticipated sales averages. FORTRA(TM), the joint venture's brand-name fiber-cement product, provides numerous benefits, including: ease of cutting, fastening and finishing; low maintenance; immunity to water damage, salt spray and termite attack; and non-flammability. Management is undertaking a review of the operations to establish an appropriate course of action to achieve profitability at the venture. Alternatives being explored include, but are not limited to, an evaluation of the manufacturing processes, including the equipment and its use, to determine if modifications or changes can be made to enhance product offerings or improve operating efficiencies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL SERVICES

   The Financial Services Group includes savings bank, mortgage banking, real estate and insurance brokerage operations. Selected financial information for each of these operations is presented below.

FINANCIAL SERVICES GROUP
SELECTED FINANCIAL INFORMATION


For the year                 1999          1998          1997
-------------             ----------    ----------    ----------
(in millions)

REVENUES
Savings bank              $      841    $      743    $      711
Mortgage banking                 131           153           113
Real estate                      111           107            69
Insurance brokerage               33            33            30
                          ----------    ----------    ----------
  Total revenues          $    1,116    $    1,036    $      923
                          ==========    ==========    ==========

INCOME
Savings bank              $      109    $      113    $      107
Mortgage banking                  19            22            24
Real estate                        4            13            (4)
Insurance brokerage                6             6             5
                          ----------    ----------    ----------
   Operating income              138           154           132
Taxes on income                   17            27            21
                          ----------    ----------    ----------
   Net income             $      121    $      127    $      111
                          ==========    ==========    ==========

ASSETS
Savings bank              $   12,892    $   11,947    $   10,371
Mortgage banking                 363           442           385
Real estate                      313           295           268
Insurance brokerage               33            32            32
Eliminations                    (280)         (340)         (284)
                          ----------    ----------    ----------
   Total assets           $   13,321    $   12,376    $   10,772
                          ==========    ==========    ==========

EQUITY
Savings bank              $      857    $      559    $      423
Mortgage banking                  91            84            82
Real estate                       53            48            58
Insurance brokerage               22            17            13
                          ----------    ----------    ----------
   Total equity           $    1,023    $      708    $      576
                          ==========    ==========    ==========


Savings Bank

   Guaranty Federal Bank, F.S.B. (Guaranty), conducts business through 155 banking centers in Texas and California. The Texas operations are concentrated in the metropolitan areas of Houston, Dallas/Fort Worth, San Antonio and Austin, as well as the central and eastern regions of the state. The California operations are concentrated in the Central Valley and Southern California. The primary business of Guaranty is attracting savings deposits from the general public, investing in single-family adjustable-rate mortgages, lending for the construction of real estate projects and providing a variety of loan products to consumers and businesses.

   On October 26, 1999, Guaranty signed a definitive agreement to acquire all of the outstanding stock of American Finance Group, Inc. (AFG). AFG is a commercial finance company engaged in the leasing and secured financing of a variety of equipment for investment-grade "Fortune 1000" companies and creditworthy middle-market companies. AFG markets its products nationally through sales offices located in Boston, Massachusetts; Houston, Texas; Chicago, Illinois; Charlotte, North Carolina; and Minneapolis/St. Paul, Minnesota. At December 31, 1999, AFG had total assets of approximately $188 million and total liabilities of approximately $157 million. This transaction is expected to close in the first quarter of 2000, with an anticipated purchase price of approximately $32 million in cash.

   On June 29, 1999, the company acquired all of the outstanding stock of HF Bancorp, Inc., the parent company of Hemet Federal Savings and Loan Association (Hemet), and merged the operations of Hemet into Guaranty. The consideration paid was approximately $119 million in cash. Hemet operated 18 branches in the Southern California markets of Riverside County, Palm Springs and northern San Diego County, and had assets at acquisition totaling approximately $1.2 billion, consisting primarily of loans and securities.

   On June 11, 1999, Guaranty acquired the assets of Fidelity Funding Financial Group (Fidelity) for $18 million in cash. Fidelity, an asset-based lending operation, had assets at acquisition of approximately $111 million, consisting primarily of loans.

   On June 27, 1997, the company acquired all of the outstanding stock of California Financial Holding Company, the parent company of Stockton Savings Bank, F.S.B. (SSB), and merged the operations of SSB into Guaranty. Consideration for the transaction was $143 million, consisting of approximately 1,614,000 shares of Temple-Inland Inc. common stock and cash of $47 million. SSB operated 25 banking centers in the Central Valley area of California and had assets at acquisition totaling approximately $1.4 billion, consisting primarily of loans and securities.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   Selected financial information for the Savings Bank operation is provided below.


SAVINGS BANK
SELECTED FINANCIAL INFORMATION


For the year                            1999           1998           1997
---------------------               ----------     ----------     ----------
(dollars in millions)

INCOME BEFORE TAXES
Net interest income                 $      306     $      246     $      222
Provision for loan losses                  (38)            (1)             2
Noninterest income                          30             31             18
Noninterest expense                       (174)          (149)
Minority interest in income
  of subsidiary                            (15)           (14)            (7)
                                    ----------     ----------     ----------
Income before taxes                 $      109     $      113     $      107
                                    ==========     ==========     ==========

AVERAGE BALANCE SHEET
Total earning assets                $   12,005     $   10,390     $    9,919
Loans receivable and
  mortgage loans held for sale           9,308          7,440          6,531
Mortgage-backed and
  other securities                       2,344          2,602          2,722
Deposits                                 8,416          7,579          7,091
Securities sold under
  repurchase agreements
  and FHLB advances                      2,795          2,242          2,574

KEY RATIOS
Yield on earning assets                   6.91%          7.02%          7.06%
Cost of funds                             4.58%          4.82%          4.95%
                                    ----------     ----------     ----------
Net interest spread                       2.33%          2.20%          2.11%
                                    ==========     ==========     ==========


   During 1999, average loans receivable and mortgage loans held for sale constituted 78 percent of earning assets, compared with 72 percent during 1998. Guaranty continued to securitize portions of the mortgage loans held in its portfolio during 1999, ending the year with $601 million in securitized mortgage loans. During 1999, the ratio of average loans receivable, mortgage loans held for sale and securitized mortgage loans to earning assets was 83 percent, compared with 78 percent during 1998.

   Guaranty continued to increase the size and alter the mix of its loan portfolio through an increased focus on construction and development lending, commercial and business lending, and consumer lending, and the introduction of new products. In addition, real estate mortgage loans outstanding decreased in 1999. The change in the mix of the loan portfolio contributed to an increase in the provision for loan losses. These loans provide further geographic and product diversification and the opportunity for improved earnings in 2000.

   The allowance for loan losses is comprised of specific allowances (assessed for loans that have known credit weaknesses), general allowances and an unallocated allowance. Management continuously evaluates the allowance for loan losses to ensure the level is adequate to absorb losses inherent in the loan portfolio. The allowance for loan losses is increased by charges to income and by the portion of the purchase price related to credit risk on bulk purchases of loans, and decreased by charge-offs, net of recoveries.

   Specific allowances are established based on a thorough review of the financial condition of the borrower, general economic conditions affecting the borrower, collateral values and other factors. General allowances are established based on historical loss trends and management's judgment concerning those trends and other relevant factors, including delinquency rates, current economic conditions, loan size, industry competition and consolidation, and the effect of government regulation. The unallocated allowance is established for inherent loss exposures that are not yet specifically identified in the loan portfolio. The evaluation of the appropriate level of unallocated allowance considers current risk factors that may not be reflected in historical factors used to determine the specific and general allowances.

   Guaranty recorded a $38 million provision for loan losses in 1999, compared with $1 million in 1998 and a $2 million negative provision in 1997. The increase in the provision in 1999 was primarily related to the growth in, and the alteration of the mix of, the loan portfolio.

   At year end 1999, the allowance for loan losses as a percentage of loans receivable increased to 1.20 percent from 1.06 percent at year end 1998. The increase was primarily driven by the changes in the portfolio discussed above and the acquisition of Hemet. At year end 1998, the allowance for loan losses as a percentage of loans receivable decreased to 1.06 percent from 1.41 percent at year end 1997. The decrease in 1998 compared with 1997 was primarily driven by a 30 percent decline in the purchased loan portfolios and a reduction in the related allowance for loan losses.

   Net interest income for 1999 increased $60 million from 1998 as earning assets increased. A large portion of the growth was the result of the Hemet acquisition discussed above. Net interest income for 1998 increased $24 million from 1997, due primarily to average earning asset growth related to the acquisition of SSB discussed above.

   Noninterest income, which primarily consists of service charges on deposits and gains or losses on the sale of loans, totaled $30 million in 1999, down from $31 million in 1998 and up significantly from $18 million in 1997. The increase from 1997 is primarily due to losses incurred on the sale of loans and securities in 1997, compared with gains on similar activity in 1998 and 1999.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS


   Noninterest expense for 1999 increased $25 million from 1998, primarily as the result of the Hemet acquisition. Noninterest expense in 1998 increased $21 million, compared with 1997, primarily due to the SSB acquisition.

   The operations of Guaranty are subject to a risk of interest rate fluctuation to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. Because approximately 88 percent of Guaranty's assets at year end 1999 have adjustable rates, this risk is significantly mitigated.

   Guaranty is also subject to prepayment risk inherent in a portion of its single-family adjustable-rate mortgage assets. A substantial number of Guaranty's investments in adjustable-rate mortgage-backed securities have annual or lifetime caps that subject Guaranty to interest rate risk should rates rise above certain levels. To optimize net interest income while maintaining acceptable levels of interest rate and liquidity risk, Guaranty, from time to time, will enter into various interest rate contracts to better match assets and liabilities.

   On May 28, 1997, a newly formed subsidiary of Guaranty, which qualifies as a real estate investment trust (REIT), issued $150 million of noncumulative floating rate preferred stock in a private placement. The preferred stock qualifies for inclusion in regulatory capital, subject to certain limitations. The REIT issued an additional $75 million of noncumulative floating rate preferred stock on May 28, 1998.

   OTS regulations require savings institutions to maintain certain minimum levels of capital. Guaranty's regulatory capital exceeded all applicable capital requirements at year end 1999. The company expects to maintain Guaranty's capital at a level that exceeds the minimum required for designation as "well capitalized" under OTS regulations. Additional information concerning Guaranty's capital requirements is included in the Notes to the Summarized Financial Statements of the Financial Services Group.

Mortgage Banking

   Mortgage banking is conducted primarily through Temple-Inland Mortgage Corporation (TIMC), which arranges financing of single-family mortgage loans, securitizes the loans and sells them in the secondary market (primarily Fannie Mae, FHLMC and GNMA securities).

   Selected financial information is provided below.


MORTGAGE BANKING
SELECTED FINANCIAL INFORMATION


For the year                        1999           1998           1997
---------------------            ----------     ----------     ----------
(dollars in millions)
PORTFOLIO ROLL-FORWARD
  Beginning servicing            $   22,886     $   26,082     $   17,851
  Purchased servicing                 3,884          3,536          9,497
  New loans added, net of
    flow releases                     2,383          3,375          2,600
  Portfolio releases                 (2,155)        (3,210)            --
  Run-off                            (4,815)        (6,897)        (3,866)
                                 ----------     ----------     ----------
  Ending servicing               $   22,183     $   22,886     $   26,082
                                 ==========     ==========     ==========
Portfolio growth rate                  (3.1)%        (12.3)%         46.1%
Run-off factor                         21.0%          28.9%          16.8%
Ending number of
  loans serviced                    241,400        256,300        351,600
                                 ==========     ==========     ==========

   Rising interest rates during 1999 resulted in a significant industrywide reduction in mortgage refinancing activity, contributing to a reduction in both mortgage origination volume and prepayments. Mortgage origination volume fell to $3.7 billion in 1999, compared with $6.1 billion in 1998. Portfolio run-off declined to 21.0 percent, compared with 28.9 percent in 1998.

   The mortgage servicing portfolio fell to $22.2 billion at year end 1999, compared with $22.9 billion at year end 1998. TIMC continued its program of strategic acquisition and sales of servicing portfolios, resulting in significantly improved portfolio characteristics. The value of the servicing portfolio improved during 1999, as rising interest rates reduced actual and estimated future prepayment speeds, allowing for the reversal of $16 million of the mortgage servicing valuation allowance provided in 1998.

   The decline in mortgage origination volume has necessitated staff reductions, branch closures and consolidations. The number of staff positions was reduced by approximately 300 during 1999.

Real Estate

   Real estate operations conducted primarily by Lumbermen's Investment Corporation (Lumbermen's) include the development of residential subdivisions and the management and sale of income properties. Land development projects include 38 residential subdivisions in Texas, California, Colorado, Florida, Georgia, Missouri, Tennessee and Utah. At year end 1999, land development inventory included 2,238 residential lots, 585 lots under development and 6,371 acres of land.

   Lot sales for 1999 were 1,512, compared with 1,594 for 1998 and 1,422 for 1997. Revenues from residential operations, which includes lot sales, tract sales and other income, were $79 million in 1999, $58 million in 1998 and $43 million in 1997.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   Revenues from commercial operations were $29 million in 1999, $46 million in 1998 and $21 million in 1997. Commercial revenues include a $10 million gain in 1998 from the sale of a commercial investment property. Lumbermen's owns 18 commercial properties, including two hotels, one retail center, two business parks, five parcels of commercial land and properties owned through joint venture interests. These properties are located in Texas, New Mexico, Florida and California.

Insurance Brokerage

   Timberline Insurance Managers, Inc. (Timberline), one of the largest insurance agencies in Texas, operates as a general agency selling a full range of insurance products, including automobile, homeowners and business insurance, as well as annuities and life and health products. The agency also acts as a risk manager of Temple-Inland Inc. Timberline currently has offices in Austin, Houston, Dallas/Fort Worth, El Paso and San Antonio, Texas.

ENVIRONMENTAL MATTERS

   The company is committed to protecting the health and welfare of its employees, the public and the environment, and strives to maintain compliance with all state and federal environmental regulations. When constructing new facilities or modernizing existing facilities, the company uses state-of-the-art technology for controlling air and water emissions. These forward-looking programs should minimize the effect that changing regulations have on capital expenditures for environmental compliance.

   Future expenditures for environmental control facilities will depend on changing laws and regulations and technological advances. Given these uncertainties, the company estimates that capital expenditures for environmental purposes during the period 2000 through 2002 will average approximately $20 million each year, exclusive of the expenditures for compliance discussed below.

   On April 15, 1998, the U.S. Environmental Protection Agency (the EPA) issued extensive regulations governing air and water emissions from the pulp and paper industry (the Cluster Rule). Compliance with various phases of the Cluster Rule will be required at certain intervals over the next few years. According to the EPA, the technology standards in the Cluster Rule will cut the industry's toxic air pollutant emissions by almost 60 percent from current levels and virtually eliminate all dioxin discharged from pulp, paper and paperboard mills into rivers and other surface waters. The Cluster Rule also provides incentives for individual mills to adopt technologies that will lead to further reductions in toxic pollutant discharges.

   The estimated capital expenditures disclosed above do not include expenditures that may be needed to comply with the Cluster Rule. Based on its interpretation of the Cluster Rule as issued, the company currently estimates that compliance with the Cluster Rule may require modifications at several facilities. Some of these modifications can be included in modernization projects that will provide economic benefits to the company. Excluding these investments, the company has incurred approximately $1 million toward Cluster Rule compliance through the end of 1999, excluding such expenditures related to discontinued operations, and expects that remaining expenditures related to Cluster Rule compliance will not exceed an additional $20 million by the initial compliance deadline of April 15, 2001.

   New effluent (water) quality standards for unbleached paper mills were not included in the phase I Cluster Rule as promulgated. These standards are expected to be promulgated between 2000 and 2002. Also not included in the phase I Cluster Rule was the proposed Maximum Achievable Control Technology (MACT) II Standard for the control of hazardous air pollutant emissions from pulp and paper mill combustion sources. The timeline for final promulgation of the MACT II Standard for the control of hazardous air pollutant emissions is uncertain at this time pending resolution of substantive issues raised during the public comment period and as subsequently addressed by industry stakeholder groups. Preliminary estimates indicate that the company could be required to make total capital expenditures of up to $40 million over the next few years following issuance of these final rules.

CAPITAL RESOURCES AND LIQUIDITY

   The company's financial condition continues to be strong. Internally generated funds, existing credit facilities and the capacity to issue long-term debt are sufficient to fund projected capital expenditures, service existing debt, pay dividends and meet normal working capital requirements.

   Capital expenditures of approximately $230 million are projected for 2000.

   Parent Company interest expense was $95 million in 1999, $78 million in 1998 and $82 million in 1997. The increase in 1999 is primarily due to higher levels of debt outstanding during the year. The decrease in 1998 was primarily due to lower average rates.

   On December 29, 1999, proceeds from the sale of the bleached paperboard operation were used to pay off the $200 million term note due 2002 with interest rates averaging 5.44 percent in 1999, and $309 million of short-term borrowings with interest rates averaging 5.71 percent in 1999.

   During 1998, $90 million of notes payable with interest rates averaging approximately 9 percent and private placement debt of $80 million with interest rates averaging 7 percent were paid off and replaced with commercial paper and short-term borrowings with interest rates averaging 5.77 percent at year end 1998.

   At year end 1999, the Parent Company had credit agreements with banks totaling $560 million, with final maturities at various dates in 2001 and 2002, that support commercial paper and other short-term borrowings. Current maturities of debt totaling $79 million are classified as long-term debt in accordance with the company's intent and ability to refinance such obligations on a long-term basis.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

   In the fourth quarter of 1999, the Board of Directors authorized a stock repurchase program of up to 6.0 million shares. At year end 1999, approximately
1.65 million shares had been repurchased at a cost of approximately $100 million.

INCOME TAXES

   The company's effective tax rate on continuing operations was 38 percent in 1999, 44 percent in 1998, and 45 percent in 1997. The 1999 effective tax rate was lower than the statutory tax rate due to a one-time financial benefit realized from the sale of a foreign subsidiary. In 1998 and 1997, the differences between the statutory rate and the annual effective tax rate were primarily attributable to operating losses in foreign operations for which no financial benefit was recognized and nondeductible goodwill associated with acquisitions.

   The Internal Revenue Service (IRS) has concluded its examination of the company's consolidated tax returns for the years 1987 through 1992. As a result, the company has agreed to pay approximately $36 million in taxes and interest for those years, of which $19 million was paid in 1999. The IRS is currently examining the company's consolidated tax returns for the years 1993 through 1996. The resolution of these examinations is not expected to have an adverse effect on the company's financial condition or results of operations.

EFFECTS OF INFLATION

   Inflationary increases in operating costs since 1997 have not been significant. The Parent Company's fixed assets, including timber and timberlands, are reflected at their historical costs. At current replacement costs, depreciation expense and the cost of timber harvested would be significantly higher than amounts reported.

YEAR 2000 COMPLIANCE

   The company completed all Year 2000 (Y2K) readiness preparations prior to year end 1999. Contingency plans were developed for handling potential business and operational disruptions. No Y2K occurrence required the execution of any contingency plan.

   As expected, no significant business or production operations were affected by Y2K. A few minor incorrect dates were identified on internal company reports, all of which were corrected immediately. The company has declared the Y2K efforts complete and successful.

   No additional Y2K exposures are anticipated in the future. Company operations continue without interruptions.

   Cost for Y2K concerns was $12 million and these expenditures had no material effect on business operations. No material future costs are expected to be incurred.

NEW ACCOUNTING PRONOUNCEMENTS

   The company will be required to adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivatives Instruments and Hedging Activities, beginning 2001. This statement will require derivative positions to be recognized on the balance sheet at fair value. The company has not yet determined the effect on earnings or financial position of adopting this statement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk:

   The company is subject to interest rate risk from the utilization of financial instruments such as adjustable-rate debt and other borrowings, as well as the lending and deposit gathering activities of the Financial Services Group. The following table illustrates the estimated impact on pre-tax income of immediate, parallel and sustained shifts in interest rates for the subsequent 12-month period at year end 1999, with comparative information at year end 1998:


                                        Increase/(Decrease) in Income
Change in Interest Rates                       Before Taxes
------------------------                -----------------------------
  (in millions)
                                            1999        1998

          +2%                            $     (1)    $ (26)
          +1%                            $     --     $  (1)
           0%                            $     --     $  --
          -1%                            $     (1)    $  10
          -2%                            $    (16)    $  29


   The change in exposure to interest rate risk from year end 1998 is due primarily to a decrease in the Parent Company's adjustable-rate debt obligations and the diminishing impact at Guaranty of interest rate hedge contracts that have matured or are significantly closer to maturity.

   Additionally, the fair value (estimated at $329 million at year end 1999) of the Financial Services Group's mortgage servicing rights is also affected by changes in interest rates. The company estimates that a 1 percent decline in interest rates from year-end levels would decrease the fair value of the mortgage servicing rights by approximately $47 million.

Foreign Currency Risk:

   The company's exposure to foreign currency fluctuations on its financial instruments is not material because most of these instruments are denominated in U.S. dollars.

Commodity Price Risk:

   The company has no significant financial instruments subject to commodity price risks.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

SELECTED FINANCIAL DATA


For the year                                    1999         1998           1997        1996            1995
------------------------------------          --------     --------       --------     --------       --------
(in millions, except per share data)

REVENUES
  Paper                                       $  1,798     $  1,642       $  1,694     $  1,761       $  1,910
  Building Products                                768          613            617          563            533
  Financial Services                             1,116        1,036            923          800            754
  Other activities                                  --           --             --           --             --
                                              --------     --------       --------     --------       --------
Total revenues                                $  3,682     $  3,291       $  3,234     $  3,124       $  3,197
                                              ========     ========       ========     ========       ========

SEGMENT OPERATING INCOME
  Paper                                       $    103     $     39       $    (54)    $    120       $    333
  Building Products                                174          112            131          102             67
  Financial Services                               138          154            132           63(a)          98
  Other activities                                  --           --             --           --             --
                                              --------     --------       --------     --------       --------
Segment operating income                      $    415     $    305       $    209     $    285       $    498
                                              ========     ========       ========     ========       ========
Income from continuing operations             $    191     $     88(b)    $     59     $    155       $    269
Discontinued operations                            (92)         (21)            (8)         (22)            12
Cumulative effect of accounting
  change                                            --           (3)            --           --             --
                                              --------     --------       --------     --------       --------
Net income                                    $     99     $     64       $     51     $    133       $    281
                                              ========     ========       ========     ========       ========
Capital expenditures:
  Manufacturing                               $    178     $    157       $    213     $    250       $    245
  Financial Services                                26           39             18           15             34
Depreciation and depletion:
  Manufacturing                                    200          192            187          178            166
  Financial Services                                17           14             13           12              8
Earnings per share - continuing operations:
  Basic                                           3.45         1.60           1.05         2.79           4.81
  Diluted                                         3.43         1.59           1.04         2.79           4.80
Earnings per share - net income:
  Basic                                           1.79         1.16(c)        0.91         2.39           5.02
  Diluted                                         1.78         1.15(c)        0.90         2.39           5.01
Dividends per common share                        1.28         1.28           1.28         1.24           1.14
Weighted average shares outstanding:
  Basic                                           55.6         55.8           56.0         55.5           56.0
  Diluted                                         55.8         55.9           56.2         55.6           56.1
Common shares outstanding at
  year end                                        54.2         55.6           56.3         55.4           55.7
                                              ========     ========       ========     ========       ========
At Year End
Total assets                                  $ 16,186     $ 15,868       $ 14,257     $ 12,858       $ 12,682
Long-term debt:
  Parent Company                                 1,253        1,501          1,356        1,440          1,407
  Financial Services                               212          210            167          133            113
Stock issued by subsidiary                         226          225            150           --             --
Shareholders' equity                             1,927        1,998          2,045        2,015          1,975
Ratio of total debt to total
  capitalization - Parent Company                   39%          43%            40%          42%            42%
                                              ========     ========       ========     ========       ========


For the year                                       1994         1993           1992         1991        1990
------------------------------------             --------     --------       --------     --------    --------
(in millions, except per share data)

REVENUES
  Paper                                          $  1,498     $  1,308       $   1,31        1,179    $  1,144
  Building Products                                   575          497            409          311         305
  Financial Services                                  628          631            634          607         509
  Other activities                                     20           58             77           68          70
                                                 --------     --------       --------     --------    --------
Total revenues                                   $  2,721     $   2,494      $  2,430     $  2,165    $  2,028
                                                 ========     ========       ========     ========    ========

SEGMENT OPERATING INCOME
  Paper                                          $     89     $     10       $    107     $     72    $    146
  Building Products                                   139          102             40            5           9
  Financial Services                                   56           68             64           54          52
  Other activities                                      1           (2)            (2)           1          (2)
                                                 --------     --------       --------     --------    --------
Segment operating income                         $    285     $    178       $    209     $    132    $    205
                                                 ========     ========       ========     ========    ========
Income from continuing operations                $    142     $     70       $    130     $     87    $    169
Discontinued operations                               (11)          (3)            17           51          63
Cumulative effect of accounting
  change                                               --           50             --           --          --
                                                 --------     --------       --------     --------    --------
Net income                                       $    131     $    117       $    147     $    138    $    232
                                                 ========     ========       ========     ========    ========
Capital expenditures:
  Manufacturing                                  $    190     $    145       $    273     $    281    $    260
  Financial Services                                   20           14             11            9           4
Depreciation and depletion:
  Manufacturing                                       160          155            138          130         112
  Financial Services                                    8            6              5            4           5
Earnings per share - continuing operations:
  Basic                                              2.55         1.27           2.35         1.60        3.09
  Diluted                                            2.55         1.26           2.34         1.59        3.06
Earnings per share - net income:
  Basic                                              2.35         2.12(d)        2.66         2.53        4.24
  Diluted                                            2.35         2.11(d)        2.65         2.51        4.20
Dividends per common share                           1.02         1.00           0.96         0.88        0.80
Weighted average shares outstanding:
  Basic                                              55.8         55.3           55.1         54.8        54.9
  Diluted                                            55.9         55.5           55.5         55.2        55.4
Common shares outstanding at
  year end                                           56.0         55.5           55.2         54.9        54.6
                                                 ========     ========       ========     ========    ========
At Year End
Total assets                                     $ 12,169     $ 11,877       $ 10,732     $ 10,034    $  7,800
Long-term debt:
  Parent Company                                    1,234          963            930          830         467
  Financial Services                                   82           76             99           76          94
Stock issued by subsidiary                             --           --             --           --          --
Shareholders' equity                                1,783        1,700          1,633        1,532       1,439
Ratio of total debt to total
  capitalization - Parent Company                      41%          36%            36%          35%         25%
                                                 ========     ========       ========     ========    ========


(a) Includes a one-time assessment of $44 million to recapitalize the Savings Association Insurance Fund (SAIF).

(b) Includes a pre-tax special charge of $47 million.

(c) Includes a $3 million after-tax charge, or $0.06 per share, from cumulative effect of accounting change.

(d) Includes a credit of $50 million, or $0.90 per share, from cumulative effect of accounting change.

COMMON STOCK PRICES AND DIVIDEND INFORMATION


                                      1999                                    1998
                        ----------------------------------    -----------------------------------------
                                Price Range                               Price Range
                           High          Low     Dividends       High            Low          Dividends
                        ---------     ---------  ---------    ----------      ----------      ---------

First Quarter           $  67-3/4     $ 56-7/16   $  0.32     $ 64-15/16      $       50      $   0.32
Second Quarter             77-1/2        61-3/8      0.32         67-1/4          52-1/8          0.32
Third Quarter             73-7/16            58      0.32       55-15/16        42-11/16          0.32
Fourth Quarter            66-1/16        53-5/8      0.32         59-5/8         45-1/16          0.32
                        ---------     ---------   -------     ----------      ----------      --------
For the Year            $  77-1/2     $  53-5/8   $  1.28     $   67-1/4      $ 42-11/16      $   1.28
                        =========     =========   =======     ==========      ==========      ========

                                 PARENT COMPANY


SUMMARIZED STATEMENTS OF INCOME

PARENT COMPANY (TEMPLE-INLAND INC.)


For the year                                           1999        1998            1997
-------------                                        --------    --------        --------
(in millions)

REVENUES
  Net revenues                                       $  2,566    $  2,255        $  2,311
  Financial Services earnings                             138         154             132
                                                     --------    --------        --------
                                                        2,704       2,409           2,443
                                                     ========    ========        ========
COSTS AND EXPENSES
  Cost of sales                                         2,052       1,868           2,007
  Selling and administrative                              267         264             252
  Special charge                                           --          47              --
                                                     --------    --------        --------
                                                        2,319       2,179           2,259
                                                     ========    ========        ========
OPERATING INCOME                                          385         230             184
  Interest - net                                          (95)        (78)            (82)
  Other                                                    16           6               6
                                                     --------    --------        --------
INCOME FROM CONTINUING OPERATIONS BEFORE TAXES            306         158             108
  Taxes on income                                         115          70              49
                                                     --------    --------        --------
INCOME FROM CONTINUING OPERATIONS                         191          88              59
  Discontinued operations                                 (92)        (21)             (8)
                                                     --------    --------        --------
INCOME BEFORE CUMULATIVE EFFECT
OF ACCOUNTING CHANGE                                       99          67              51
  Cumulative effect of accounting change                   --          (3)             --
                                                     --------    --------        --------
NET INCOME                                           $     99    $     64        $     51
                                                     ========    ========        ========


See the notes to the Parent Company summarized financial statements.

                                 PARENT COMPANY

SUMMARIZED BALANCE SHEETS

PARENT COMPANY (TEMPLE-INLAND INC.)


At year end                                             1999          1998
-------------                                        ----------    ----------
(in millions)

ASSETS
CURRENT ASSETS
  Cash                                               $       51    $       15
  Receivables, less allowances of $9 in 1999
    and $10 in 1998                                         328           264
  Inventories:
    Work in process and finished goods                       71            61
    Raw materials                                           216           222
                                                     ----------    ----------
                                                            287           283
  Net assets of discontinued operations                      --           677
  Prepaid expenses                                           16            14
                                                     ----------    ----------
    Total current assets                                    682         1,253
                                                     ----------    ----------
INVESTMENT IN TEMPLE-INLAND FINANCIAL SERVICES            1,023           708
                                                     ----------    ----------
PROPERTY AND EQUIPMENT
  Buildings                                                 431           428
  Machinery and equipment                                 2,743         2,706
  Construction in progress                                  102            88
  Less allowances for depreciation                       (1,759)       (1,646)
                                                     ----------    ----------
                                                          1,517         1,576
  Timber and timberlands - less depletion                   502           499
  Land                                                       33            34
                                                     ----------    ----------
    Total property and equipment                          2,052         2,109
OTHER ASSETS                                                184           174
                                                     ----------    ----------
TOTAL ASSETS                                         $    3,941    $    4,244
                                                     ==========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accounts payable                                   $      156    $      126
  Accrued expenses                                          186           167
  Employee compensation and benefits                         38            28
  Current portion of long-term debt                           1             2
                                                     ----------    ----------
    Total current liabilities                               381           323
                                                     ----------    ----------
LONG-TERM DEBT                                            1,253         1,501
DEFERRED INCOME TAXES                                       226           266
POSTRETIREMENT BENEFITS                                     143           145
OTHER LIABILITIES                                            11            11
SHAREHOLDERS' EQUITY                                      1,927         1,998
                                                     ----------    ----------
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                 $    3,941    $    4,244
                                                     ==========    ==========

See the notes to the Parent Company summarized financial statements.

                                 PARENT COMPANY

SUMMARIZED STATEMENTS OF CASH FLOWS

PARENT COMPANY (TEMPLE-INLAND INC.)


For the year                                   1999       1998       1997
-------------                                -------    -------    -------
(in millions)

CASH PROVIDED BY (USED FOR) OPERATIONS


  Net income                                 $    99    $    64    $    51
  Adjustments to reconcile
    net income to net cash:
     Loss on disposal of
       discontinued operations                    77         --         --
     Cumulative effect of
       accounting change                          --          3         --
     Special charge                               --         47         --
     Depreciation and depletion                  200        192        187
     Deferred taxes                               10         17         17
     Unremitted earnings from
       financial services                       (121)      (127)      (111)
     Receivables                                 (74)       (11)        13
     Inventories                                  (4)         2        (15)
     Accounts payable and
       accrued expenses                           42        (16)       (12)
     Change in net assets of
       discontinued operations                    23         63         34
     Other                                        (5)        12        (13)
                                             -------    -------    -------
                                                 247        246        151
                                             -------    -------    -------
CASH PROVIDED BY (USED FOR) INVESTMENTS
  Capital expenditures for
    property, plant and equipment               (178)      (157)      (213)
  Proceeds from sale of
    discontinued operations                      576         --         --
  Proceeds from sale of
    property and equipment                        55          6         52
  Acquisitions, net of cash
    acquired, and joint ventures                 (48)      (121)       (31)
  Capital contributions to
    financial services                          (279)       (44)       (25)
  Dividends from
    financial services                            70         44        275
                                             -------    -------    -------
                                                 196       (272)        58
                                             -------    -------    -------

CASH PROVIDED BY (USED FOR) FINANCING
  Additions to debt                              312        319         36
  Payments of debt                              (560)      (175)      (125)
  Purchase of stock for treasury                (100)       (48)       (59)
  Cash dividends paid
    to shareholders                              (71)       (71)       (71)
  Other                                           12          3          9
                                             -------    -------    -------
                                                (407)        28       (210)
                                             -------    -------    -------
Net increase (decrease) in
  cash and cash equivalents                       36          2         (1)
Cash and cash equivalents
  at beginning of year                            15         13         14
                                             -------    -------    -------
Cash and cash equivalents
  at end of year                             $    51    $    15    $    13
                                             =======    =======    =======


See the notes to the Parent Company summarized financial statements.


NOTES TO THE PARENT COMPANY
(TEMPLE-INLAND INC.)
SUMMARIZED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

BASIS OF PRESENTATION

   The summarized financial statements include the accounts of the Parent Company (Temple-Inland Inc.) and its manufacturing subsidiaries. Temple-Inland Financial Services, including the savings bank, mortgage banking, real estate and insurance brokerage operations, is reflected in the summarized financial statements on the equity basis, except that related earnings are presented before tax to be consistent with the consolidated financial statements. All material intercompany amounts and transactions have been eliminated. These financial statements should be read in conjunction with the Temple-Inland Inc. consolidated financial statements and the Temple-Inland Financial Services summarized financial statements.

INVENTORIES

   Inventories are stated at the lower of cost or market.

   Cost of inventories amounting to $85 million at year end 1999 and $78 million at year end 1998 was determined by the last-in, first-out method (LIFO). The cost of the remaining inventories was determined principally by the average cost method, which approximates the first-in, first-out method (FIFO).

   If the FIFO method of accounting had been applied to those inventories that were costed on the LIFO method, inventories would have been $21 million and $2 million higher than reported at year end 1999 and 1998, respectively.

PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost, less allowances for accumulated depreciation and depletion. Depreciation is provided on the straight-line method based on estimated useful lives as follows:


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

                                 PARENT COMPANY

   Certain machinery and production equipment is depreciated based on operating hours or units of production because depreciation occurs primarily through use rather than through elapsed time.

   Timberlands are stated at cost, less accumulated cost of timber harvested. The portion of the cost of timberlands attributed to standing timber is charged against income as timber is harvested, at rates determined annually based on the relationship of unamortized timber costs to the estimated volume of recoverable timber. The costs of seedlings and reforestation of timberlands are capitalized.

   The cost of additions and betterments is capitalized, and the cost of maintenance and repairs is expensed.

START-UP COSTS AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE

   Effective with the beginning of the year 1998, start-up costs are expensed as incurred instead of being deferred and amortized over a five-year period. The cumulative effect of applying this change was $3 million, net of tax benefit of $2 million, and was recognized as of the beginning of the year 1998. Had start-up costs been expensed in prior years, net income would not have been materially different.

ENVIRONMENTAL LIABILITIES

   Environmental expenditures resulting in additions to property and equipment are capitalized, while other environmental expenditures are expensed. Environmental remediation liabilities are recorded on an undiscounted basis, when environmental assessments or cleanups are probable and the costs can be reasonably estimated, and are adjusted as further information develops or circumstances change. The estimated costs to close and remediate company-operated landfills are accrued over the estimated useful life of the landfill.

REVENUE RECOGNITION

   Revenue is recognized upon passage of title to the customer, which is generally at the time of shipment.

NOTE B - Long-Term Debt

   Long-term debt consists of the following:


At year end                                        1999        1998
-------------                                   --------    --------
(in millions)

Commercial paper, other
  short-term borrowings,
  and borrowings under bank
  credit agreements -- Average
  interest rate was 5.71% in 1999
  and 5.75% in 1998                             $     --    $    264

9.0% Notes Payable due 2001                          200         200

8.125% to 8.38% Notes Payable due 2006               100         100

7.25% Notes Payable due 2004                         100         100

8.25% Debentures due 2022                            150         150

6.75% Notes Payable due 2009                         300          --

Private placement debt --
  6.59% to 7.31% Notes due
  1998 through 2007                                  188         258

Term Note due 2002 --
  Average interest rate was 5.44% in 1999
  and 5.81% in 1998                                   --         200

Revenue Bonds due 2007 through 2028 --
  Average interest rate was 4.58% in 1999
  and 4.05% in 1998                                  119         119

Other indebtedness due through 2006 --
  Average interest rate was 5.96% in 1999
  and 6.30% in 1998                                   97         112
                                                --------    --------
                                                   1,254       1,503
LESS:
Current portion of long-term debt                     (1)         (2)
                                                --------    --------
                                                $  1,253    $  1,501
                                                ========    ========

   At year end 1999, the Parent Company had credit agreements with banks totaling $560 million with final maturities at various dates in 2001 and 2002 that support commercial paper and other short-term borrowings. In June 1998, the company filed a shelf registration statement to issue up to $500 million in debt securities, of which $300 million were issued in the first quarter of 1999. Current maturities of debt totaling $79 million are classified as long-term debt in accordance with the company's intent and ability to

                                 PARENT COMPANY

refinance such obligations on a long-term basis. On December 29, 1999, proceeds from the sale of the bleached paperboard operation were used to pay off the $200 million term note due 2002 and $309 million of short-term borrowings.

   Maturities of the Parent Company's long-term debt during the next five years are as follows (in millions): 2000 -- $80; 2001 -- $202; 2002 -- $56; 2003 --
$62; and 2004 -- $101.

   Interest on funds borrowed during the construction period on certain assets is capitalized. Capitalized interest in 1999, 1998 and 1997 was $2 million, $1 million and $2 million, respectively, and is netted against interest expense. Parent Company interest paid during 1999, 1998 and 1997 was $117 million, $101 million and $105 million, respectively.

NOTE C - Special Charge

   During the fourth quarter of 1998, the Parent Company recorded a special charge of $47 million. The charge included $13 million related to work force reductions in the Paper Group, $24 million related to asset impairments principally related to the Paper Group's Argentine box plant, and $10 million of asset impairments related to the Building Products Group.

   The work force reductions affected approximately 250 employees, half of whom accepted an early retirement offer in December 1998. The remaining work force reductions were made during 1999. Of the $13 million charge for work force reductions, which included termination benefits associated with the early retirement offer and severance amounts for the involuntary terminations, substantially all was paid in 1999.

   During the second quarter of 1999, the company sold its Argentine box plant for an amount that approximated its adjusted carrying value. The sale proceeds included $1 million in cash and $11 million in promissory notes. The promissory notes were subsequently sold with recourse. In addition, the company expects to collect $8 million of working capital and other items over the next two years. The company does not believe that any issues arising from the resolution of these matters will have a material adverse effect on its operations or financial position.

   Of the $34 million in asset impairments provided for in 1998, $20 million was for the Argentine box plant, $8 million was for manufacturing assets abandoned in 1998 and $6 million was for property and equipment that is still in use.

NOTE D - Discontinued Operations

   During the third quarter of 1999, the company decided to discontinue its bleached paperboard operation. Accordingly, the results of the bleached paperboard operation have been classified as discontinued operations, and prior periods have been restated. The bleached paperboard mill was sold in December 1999 for approximately $658 million, which included $576 million in cash and the assumption of $82 million of debt. The eucalyptus fiber project in Mexico, which was to be a source of hardwood to the bleached paperboard mill, is expected to be sold during 2000.

   Information related to the discontinued operations follows:


For the year                      1999       1998       1997
-------------                    -------    -------    -------
(in millions)

Revenues                         $   381    $   376    $   369
Loss from operations                 (21)       (21)        (8)
Loss on disposal                     (71)        --         --

   Interest expense of $28 million per year was allocated to the discontinued operations based on debt allocated to the operations. The loss from operations is net of income tax benefits of $13 million in 1999, $13 million in 1998 and $5 million in 1997.

   The loss on disposal is net of income tax benefits of $44 million. Included in the loss on disposal are $2 million of estimated operating losses of the eucalyptus fiber project through the anticipated date of disposal.

   In connection with the sale of the bleached paperboard mill, the company has agreed, subject to certain limitations, to indemnify the purchaser from certain liabilities and contingencies associated with the company's operation and ownership of the mill. The company does not believe that the resolution of these matters will have a material adverse effect on its operations or financial position.

NOTE E - Commitments

   Subsidiaries of the Parent Company lease timberlands, equipment and facilities under operating lease agreements. Future minimum rental commitments, exclusive of related expenses, under non-cancelable operating leases having a remaining term in excess of one year are as follows (in millions): 2000 -- $31; 2001 -- $26; 2002 -- $20; 2003 -- $17; 2004 -- $16; 2005 and thereafter -- $250.

   Total rent expense was $34 million, $30 million and $29 million during 1999, 1998 and 1997, respectively.

   In connection with its joint venture operations, the Parent Company has guaranteed certain obligations or issued standby letters of credit aggregating $123 million at year end 1999.

   The Parent Company has unconditional purchase obligations, principally for timber, aggregating $56 million at year end 1999.

                            FINANCIAL SERVICES GROUP

SUMMARIZED STATEMENTS OF INCOME

FINANCIAL SERVICES GROUP

For the year                           1999        1998        1997
-------------                         ------      ------      ------
(in millions)
INTEREST INCOME
  Loans receivable and mortgage
    loans held for sale               $  705      $  584      $  526
  Mortgage-backed and other
    securities available-for-sale         78          77          62
  Mortgage-backed and other
    securities held-to-maturity           48          73          99
  Other earning assets                     5           4          22
                                      ------      ------      ------
    Total interest income                836         738         709
                                      ------      ------      ------
INTEREST EXPENSE
  Deposits                               379         357         331
  Borrowed funds                         158         137         157
                                      ------      ------      ------
    Total interest expense               537         494         488
                                      ------      ------      ------
NET INTEREST INCOME                      299         244         221
  Provision for loan losses               38           1          (2)
                                      ------      ------      ------
NET INTEREST INCOME AFTER
  PROVISION FOR LOAN LOSSES              261         243         223
                                      ------      ------      ------
NONINTEREST INCOME
  Loan origination, marketing
    and servicing fees, net              115         135         105
  Other                                  165         163         109
                                      ------      ------      ------
    Total noninterest income             280         298         214
                                      ------      ------      ------
NONINTEREST EXPENSE
  Compensation and benefits              166         174         134
  Other                                  222         199         164
                                      ------      ------      ------
    Total noninterest expense            388         373         298
                                      ------      ------      ------
INCOME BEFORE TAXES
  AND MINORITY INTEREST                  153         168         139
Minority interest in income
  of consolidated subsidiary             (15)        (14)         (7)
                                      ------      ------      ------
INCOME BEFORE TAXES                      138         154         132
Taxes on income                           17          27          21
                                      ------      ------      ------
NET INCOME                            $  121      $  127      $  111
                                      ======      ======      ======


See the notes to the Financial Services Group summarized financial statements.

                            FINANCIAL SERVICES GROUP

SUMMARIZED BALANCE SHEETS

FINANCIAL SERVICES GROUP


At year end                                   1999         1998
-------------                              ----------   ----------
(in millions)

ASSETS
  Cash and cash equivalents                $      233   $      229
  Mortgage loans held for sale                    252          621
  Loans receivable, net of allowance
    for loan losses of $113 in 1999
    and $87 in 1998                             9,296        8,101
  Mortgage-backed and other
    securities available-for-sale               1,431        1,071
  Mortgage-backed and other
    securities held-to-maturity                 1,061        1,414
  Other assets                                  1,048          940
                                           ----------   ----------
TOTAL ASSETS                               $   13,321   $   12,376
                                           ==========   ==========

LIABILITIES
  Deposits                                 $    9,027   $    7,338
  Federal Home Loan Bank advances               2,403        3,221
  Other borrowings                                212          210
  Other liabilities                               430          674
  Stock issued by subsidiary                      226          225
                                           ----------   ----------
TOTAL LIABILITIES                              12,298       11,668
                                           ----------   ----------
SHAREHOLDERS' EQUITY                            1,023          708
                                           ----------   ----------
TOTAL LIABILITIES AND
  SHAREHOLDERS' EQUITY                     $   13,321   $   12,376
                                           ==========   ==========

See the notes to the Financial Services Group summarized financial statements.

SUMMARIZED STATEMENTS OF CASH FLOWS

FINANCIAL SERVICES GROUP


For the year                                               1999          1998          1997
-------------                                           ----------    ----------    ----------
(in millions)

CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income                                            $      121    $      127    $      111
  Adjustments to reconcile net income to net cash:
    Amortization, depreciation and accretion                    62           108            43
    Mortgage loans held for sale                               369          (183)          (99)
    Collections and remittances on loans serviced
      for others, net                                         (251)          129           193
    Other                                                       82           (86)          (61)
                                                        ----------    ----------    ----------
                                                               383            95           187
                                                        ----------    ----------    ----------

CASH PROVIDED BY (USED FOR) INVESTMENTS
  Purchases of securities available-for-sale                  (294)         (208)         (121)
  Maturities of securities available-for-sale                  279           300           210
  Sales of securities available-for-sale                       145            53           844
  Maturities and redemptions of securities
    held-to-maturity                                           351           349           308
  Loans originated or acquired,
    net of principal collected on loans                     (1,163)       (1,852)       (1,084)
  Sales of loans                                               299            16            29
  Acquisitions, net of cash acquired
    of $29 in 1999                                            (108)           --           (13)
  Capital expenditures                                         (26)          (39)          (18)
  Other                                                        (17)           12            (1)
                                                        ----------    ----------    ----------
                                                              (534)       (1,369)          154
                                                        ----------    ----------    ----------

CASH PROVIDED BY (USED FOR) FINANCING
  Net increase (decrease) in deposits                          808           (36)          128
  Securities sold under repurchase agreements
    and short-term borrowings, net                            (121)          788          (609)
  Additions to debt                                             35           770           411
  Payments of debt                                            (775)         (251)         (204)
  Sale of subsidiary stock                                       1            75           150
  Capital contributions from Parent Company                    279            44            25
  Dividends paid to Parent Company                             (70)          (44)         (275)
  Other                                                         (2)          (18)           (6)
                                                        ----------    ----------    ----------
                                                               155         1,328          (380)
                                                        ----------    ----------    ----------
Net increase (decrease) in cash
  and cash equivalents                                           4            54           (39)
Cash and cash equivalents at beginning of year                 229           175           214
                                                        ----------    ----------    ----------
Cash and cash equivalents at end of year                $      233    $      229    $      175
                                                        ==========    ==========    ==========

See the notes to the Financial Services Group summarized financial statements.

                            FINANCIAL SERVICES GROUP

NOTES TO FINANCIAL SERVICES GROUP
SUMMARIZED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

BASIS OF PRESENTATION

   Temple-Inland Financial Services Group (group) summarized financial statements include savings bank, mortgage banking, real estate and insurance brokerage operations. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification. These financial statements should be read in conjunction with the Temple-Inland Inc. (the company) consolidated financial statements.

MORTGAGE LOANS HELD FOR SALE

   Mortgage loans originated and held for sale are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

   Loans receivable are stated at unpaid net principal balances, less the allowance for loan losses. Interest on loans receivable is credited to income as earned. The accrual of interest ceases when collection of principal or interest becomes doubtful. When interest accrual ceases, uncollected interest previously credited to income is reversed. Certain loan fees and direct loan origination costs are deferred. These net fees or costs, as well as premiums and discounts on loans, are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments. Any unamortized loan fees or costs, premiums, or discounts are taken to income in the event a loan is sold or repaid.

   The allowance for loan losses is increased by charges to income and by the portion of the purchase price related to credit risk on bulk purchases of loans, and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, estimated value of any underlying collateral, and current economic conditions.

   Loans receivable are assigned a risk rating to distinguish levels of credit risk and identify higher or unacceptable credit risks and deteriorating loan quality. These risk ratings are categorized as pass or criticized grade, with the resultant allowance for loan losses based on this distinction. Certain loan portfolios are considered to be performance based and are graded by analyzing performance through assessment of delinquency status. The allowance for loan losses is comprised of specific allowances for criticized graded loans, general allowances for pass graded loans and an unallocated allowance based on analysis of other environmental factors.

   Specific allowances established on the outstanding principal balance of criticized graded loans range from 5 percent to 35 percent on Substandard classified loans, 36 percent to 70 percent on Doubtful classified loans, and 100 percent on Loss classified loans. These allowance percentages are based in part on estimated cash flows to be received on the loans or estimated market values of the underlying collateral. The group uses general allowances for pools of loans with relatively similar risks based on management's assessment of homogeneous attributes, such as product types, markets, aging and collateral. The group uses information on historic trends in delinquencies, charge-offs and recoveries to identify unfavorable trends. The analysis considers adverse trends in the migration of classifications to be an early warning of potential problems that would indicate a need to increase loss provisions over historic levels.

   The unallocated allowance for inherent loan losses is determined based on management's assessment of general economic conditions, as well as specific economic factors in individual markets. The evaluation of the appropriate level of unallocated allowance considers current risk factors that may not be reflected in historical trends used to determine the allowance on criticized and pass graded loans. These factors may include inherent delays in obtaining information regarding a borrower's financial condition or changes in their unique business conditions; the judgmental nature of individual loan evaluations, collateral assessments and the interpretation of economic trends; volatility of economic or customer-specific conditions affecting the identification and estimation of losses for larger, non-homogeneous loans; and the sensitivity of assumptions used to establish general allowances for homogeneous groups of loans.

MORTGAGE-BACKED AND OTHER SECURITIES

   The group determines the appropriate classification of mortgage-backed and other securities at the time of purchase and confirms the designation of these securities as of each balance sheet date. Debt securities are classified as held-to-maturity and stated at amortized cost when the group has both the intent and ability to hold the securities to maturity. Otherwise, debt securities and marketable equity securities are classified as available-for-sale and are stated at fair value with any unrealized gains and losses, net of tax, reported as a component of shareholders' equity.

   The cost of securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts by a method that approximates the interest method over the estimated lives of the securities. Should any such assets be sold, gains and losses are recognized based on the specific-identification method.

                            FINANCIAL SERVICES GROUP

DERIVATIVE FINANCIAL INSTRUMENTS

   The operations of Guaranty Federal Bank, F.S.B. (Guaranty) are subject to the risk of interest rate fluctuations to the extent that interest-earning assets and interest-bearing liabilities mature or reprice at different times or in differing amounts. To maintain acceptable levels of interest rate and liquidity risk, Guaranty enters into various types of interest rate contracts for purposes other than trading.

   The net amount payable or receivable on interest rate contracts is recorded as an adjustment to interest income or expense. Premiums paid for interest rate contracts, net of premiums received for those sold, are included in the carrying value of the related interest-earning assets or interest-bearing liabilities, and amortized as an adjustment to the yield of the designated assets or liabilities over the contract periods.

REAL ESTATE

   Real estate consists primarily of land and commercial properties held for development and sale, although certain properties are held for the production of income. Interest on indebtedness and property taxes during the development period, as well as improvements and other development costs, are generally capitalized. The cost of land sales is determined using the relative sales value method. Real estate also includes properties acquired through loan foreclosure by Guaranty and Temple-Inland Mortgage Corporation (TIMC).

   Real estate held for future development and real estate projects that are being developed are evaluated for impairment in accordance with the recognition and measurement provisions governing long-lived assets to be held and used in operations. Real estate projects that are substantially completed and ready for their intended use are measured at the lower of carrying amount or estimated fair value, less cost to sell, in accordance with the provisions governing long-lived assets that are to be disposed of.

MORTGAGE LOAN SERVICING RIGHTS

   The group allocates a portion of the cost of originating a mortgage loan to the mortgage servicing right based on its fair value relative to the loan as a whole. Capitalized mortgage loan servicing rights are amortized in proportion to, and over the period of, estimated net servicing revenues. The fair market value of originated mortgage servicing rights is estimated using buyers' quoted prices for servicing rights with similar attributes, such as loan type, size, escrow and geographic location. Purchased mortgage servicing rights are recorded at cost.

   To evaluate possible impairment of mortgage servicing rights, the portfolio is periodically stratified based on predominant risk characteristics, and the capitalized basis of each stratum is compared to fair value. Predominant risk characteristics considered include loan type and interest rate. Should the capitalized mortgage servicing rights, net, exceed fair value, impairment is recognized through a valuation allowance.

   Amortization expense and changes to the valuation allowance are included in loan origination, marketing and servicing fees, net, in the summarized statements of income.

FEDERAL INCOME TAXES

   The group is included in the consolidated income tax return filed by the Parent Company. Under an agreement with the Parent Company, the group provides a current income tax provision that takes into account the separate taxable income of the group. Deferred income taxes are recorded by the group.

NOTE B - Acquisitions

   On October 26, 1999, Guaranty signed a definitive agreement to acquire all of the outstanding stock of American Finance Group, Inc. (AFG), a company engaged in industrial and commercial equipment leasing and financing. At December 31, 1999, AFG had total assets (primarily financing leases, loans and equipment under operating leases) of approximately $188 million and total liabilities (primarily debt) of approximately $157 million. The transaction is expected to close in the first quarter of 2000, with an anticipated purchase price of approximately $32 million in cash.

   On June 29, 1999, the group acquired all of the outstanding stock of HF Bancorp, Inc., the parent company of Hemet Federal Savings & Loan Association (Hemet), and merged the operations of Hemet into Guaranty. Total assets and liabilities of Hemet at acquisition were approximately $1.2 billion (primarily loans and securities) and $1.1 billion (primarily deposits), respectively. At closing, the group paid approximately $119 million in cash for all of the outstanding stock of HF Bancorp, Inc. The excess of the purchase price over the fair value of the identifiable net assets acquired of approximately $39 million is being amortized on the straight-line method over 25 years.

   On June 11, 1999, Guaranty, through a wholly owned subsidiary, acquired the assets of Fidelity Funding Financial Group, Inc. (Fidelity) for $18 million in cash. Fidelity, an asset-based lending operation, had assets (primarily loans) of approximately $111 million. The excess of the purchase price over the fair value of the identifiable net assets acquired of approximately $18 million is being amortized on the straight-line method over 10 years.

   On June 27, 1997, Temple-Inland Inc. acquired all of the outstanding stock of California Financial Holding Company, the parent company of Stockton Savings Bank, F.S.B. (SSB), and merged the operations of SSB into Guaranty. Total assets and liabilities of SSB at acquisition were approximately $1.4 billion (primarily loans and securities) and $1.3 billion (primarily deposits and FHLB advances), respectively. At closing, Temple-Inland Inc. issued approximately 1.6 million shares of common stock valued at $96 million and paid approximately $47 million in cash. The excess of purchase price over the fair value of identifiable net assets acquired of approximately $63 million is being amortized on the straight-line method over 25 years.

                            FINANCIAL SERVICES GROUP

   Effective May 31, 1997, TIMC acquired 100 percent of the common stock of Knutson Mortgage Corporation, a corporation engaged in mortgage banking activities, for approximately $15 million in cash. This transaction increased the production branch network by a total of 34 branches and the principal balance of the loan servicing portfolio by approximately $6.4 billion.

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

NOTE C - Loans Receivable

   The outstanding principal balances of loans receivable consisted of the following:


At year end                                           1999          1998
-------------                                   ----------    ----------
(in millions)
Real estate mortgage                            $    3,763    $    4,105
Construction and development                         3,253         2,210
Commercial and business                              1,265         1,031
Consumer and other                                   1,121           827
Premiums, discounts and deferred fees, net               7            15
                                                ----------    ----------
                                                     9,409         8,188

LESS:
Allowance for loan losses                             (113)          (87)
                                                ----------    ----------
                                                $    9,296    $    8,101
                                                ==========    ==========

   Real estate mortgages are primarily single-family adjustable-rate loans secured by properties located throughout the United States, primarily in California and Texas. Construction and development loans consist primarily of office, multi-family, retail, industrial and assisted living and are predominantly located in Texas, California, Florida, Georgia, Colorado, Illinois and Arizona. Commercial and business loans include working capital, equipment financing, and other business loans primarily in Texas. Consumer and other loans include a variety of products and are primarily secured by real estate and automobiles.

   At year end 1999, the group had unfunded commitments on outstanding loans totaling approximately $4.2 billion. In addition, at year end 1999, the group had issued letters of credit totaling approximately $105 million. The amount to be ultimately funded is uncertain.

   Activity in the allowance for loan losses was as follows:



For the year                                 1999        1998        1997
-------------                              --------    --------    --------
(in millions)

Balance, beginning of year                 $     87    $     91    $     69
  Provision for loan losses                      38           1          (2)
  Additions related to acquisitions
    and bulk purchases of loans                  12          --          30
  Charge-offs, net of recoveries                (24)         (5)         (6)
                                           --------    --------    --------
Balance, end of year                       $    113    $     87    $     91
                                           ========    ========    ========

NOTE D - Mortgage-Backed and Other Securities

   The amortized cost and fair values of mortgage-backed and other securities consisted of the following:


                                                Gross         Gross
                                  Amortized   Unrealized    Unrealized       Fair
At year end 1999                    Cost        Gains         Losses        Value
----------------                 ----------   ----------    ----------    ----------
(in millions)

AVAILABLE-FOR-SALE
Mortgage-backed securities:
   FNMA certificates             $      963   $        2    $      (15)   $      950
   FHLMC certificates                    84           --            (1)           83
   GNMA certificates                     96           --            --            96
   Collateralized mortgage
     obligations                        120           --            (3)          117
   Private issuer pass-
     through securities                  12           --            (2)           10
                                 ----------   ----------    ----------    ----------
                                      1,275            2           (21)        1,256

Debt securities:
  U.S. Government                         7           --            --             7
  Corporate                               2           --            --             2
Equity securities,
  primarily Federal Home
  Loan Bank stock                       166           --            --           166
                                 ----------   ----------    ----------    ----------
                                 $    1,450   $        2    $      (21)   $    1,431
                                 ==========   ==========    ==========    ==========

HELD-TO-MATURITY
Mortgage-backed securities:
   FNMA certificates             $      647   $       --    $      (31)   $      616
   FHLMC certificates                   125           --            (6)          119
   Collateralized mortgage
     obligations                        131           --            (6)          125
   Private issuer pass-
     through securities                 158           --            (9)          149
                                 ----------   ----------    ----------    ----------
                                 $    1,061   $       --    $      (52)   $    1,009
                                 ==========   ==========    ==========    ==========

                            FINANCIAL SERVICES GROUP


                                              Gross        Gross
                              Amortized  Unrealized   Unrealized         Fair
At year end 1998                   Cost       Gains       Losses        Value
----------------              ---------  ----------   ----------      -------
(in millions)
AVAILABLE-FOR-SALE
Mortgage-backed securities:
   FNMA certificates            $   752     $     7      $    (2)     $   757
   FHLMC certificates                 2          --           --            2
   Collateralized mortgage
     obligations                    120          --           --          120
   Private issuer pass-
     through securities              15          --           (2)          13
                                -------     -------      -------      -------
                                    889           7           (4)         892

Debt securities:
  Corporate                           3          --           --            3
Equity securities,
  primarily Federal Home
  Loan Bank stock                   176          --           --          176
                                -------     -------      -------      -------
                                $ 1,068     $     7      $    (4)     $ 1,071
                                =======     =======      =======      =======

HELD-TO-MATURITY
Mortgage-backed securities:
   FNMA certificates            $   782     $    --      $   (18)     $   764
   FHLMC certificates               158          --           (4)         154
   Collateralized mortgage
     obligations                    184          --           (6)         178
   Private issuer pass-
     through securities             290          --           (8)         282
                                -------     -------      -------      -------
                                $ 1,414     $    --      $   (36)     $ 1,378
                                =======     =======      =======      =======


   The amortized cost and estimated fair value by maturity of mortgage-backed and other securities are shown in the following table. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. Accordingly, actual maturities may differ from contractual maturities.

                                                Amortized        Fair
At year end 1999                                     Cost       Value
----------------                                ---------     -------
(in millions)
Due in 1 year or less                              $    1     $    1
Due after 1 year through 5 years                        5          3
Due after 5 years through 10 years                    147        143
Due after 10 years                                  2,358      2,293
                                                   ------     ------
    Total mortgage-backed and other securities     $2,511     $2,440
                                                   ======     ======

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

   Certain mortgage-backed and other securities are guaranteed directly or indirectly by the U.S. government or its agencies. Other mortgage-backed securities that are not guaranteed by the U.S. government or its agencies are senior subordinated securities considered investment grade quality by third-party rating agencies. The collateral underlying these securities is primarily residential properties located in California.

   Guaranty securitized $217 million, $164 million and $962 million of mortgage loans previously held in the loan portfolio during 1999, 1998 and 1997, respectively. The transfer to mortgage-backed securities was recorded at the carrying value of the mortgage loans at the time of securitization. The group held $601 million and $657 million in such securities at year end 1999 and 1998, respectively.


NOTE E - Deposits

   Deposits consisted of the following:


                                          1999                   1998
                                   -----------------      ------------------
                                   Average                Average
                                   Stated                  Stated
                                     Rate     Amount         Rate     Amount
                                   ------     ------      -------     ------
(in millions)

Noninterest bearing demand                    $  329                  $  152
Interest bearing demand             3.46%      2,035        2.08%      1,135
Savings deposits                    1.96%        214        2.21%        207
Time deposits                       5.36%      6,449        5.39%      5,844
                                   -----      ------      ------      ------
                                              $9,027                  $7,338
                                              ======                  ======

   Scheduled maturities of time deposits at year end 1999 are as follows:


                                  $100,000  Less Than
                                   or More   $100,000      Total
                                  --------  ---------     ------
(in millions)
3 months or less                    $  280     $1,280     $1,560
Over 3 months through 6 months         242      1,264      1,506
Over 6 months through 12 months        230      1,162      1,392
Over 12 months                         355      1,636      1,991
                                    ------     ------     ------
                                    $1,107     $5,342     $6,449
                                    ======     ======     ======

   At year end 1999, time deposits maturity dates were as follows (in millions):
2000 -- $4,458; 2001 -- $1,452; 2002 -- $360; 2003 -- $107; 2004 -- $68; 2005
and thereafter -- $4.

                            FINANCIAL SERVICES GROUP


NOTE F - Securities Sold Under Repurchase Agreements

   Securities sold under repurchase agreements were delivered to brokers/dealers who retained such securities as collateral for the borrowings and have agreed to resell the same securities back to Guaranty at the maturities of the agreements. The agreements generally mature within 30 days.

   Information concerning borrowings under repurchase agreements is summarized as follows:


For the year:                              1999          1998
-------------                            ------       -------
(in millions)
Average daily balance                    $  112       $   349
Maximum month-end balance                $  223       $ 1,255
                                         ======       =======

   There were no securities sold under repurchase agreements outstanding at year end 1999 or 1998.


NOTE G - Federal Home Loan Bank Advances

   Pursuant to collateral agreements with the Federal Home Loan Bank of Dallas
(FHLB), advances are secured by a blanket floating lien on Guaranty's assets and by securities on deposit at the FHLB. The weighted average interest rate of FHLB advances was 5.75 percent and 5.09 percent at year end 1999 and 1998, respectively. At year end 1999, the advances had maturity dates as follows (in millions): 2000 -- $2,276; 2001 -- $115; and 2003 -- $12.


NOTE H - Other Borrowings

   Other borrowings, which represent borrowings of non-savings bank entities, consisted of the following:

At year end                                    1999     1998
-------------                                  ----     ----
(in millions)
Long-term debt with an average rate of
   6.75% and 7.47% during 1999 and 1998,
   respectively, due through 2001              $175     $170
Long-term debt at various rates which
   approximate prime, secured primarily
   by real estate                                37       40
                                               ----     ----
                                               $212     $210
                                               ====     ====

   At year end 1999, a non-savings bank subsidiary had a $210 million credit facility that expires in 2001, with $35 million remaining unused.


   At year end 1999, maturities of other borrowings are as follows (in millions): 2000 -- $2; 2001 -- $176; 2002 -- $2; 2003 -- $1; 2004 -- $1; 2005
and thereafter -- $30.


NOTE I - Preferred Stock Issued by Subsidiary

   In May 1997, Guaranty Preferred Capital Corporation (GPCC), a subsidiary of Guaranty, issued 150,000 shares of noncumulative floating-rate preferred stock, with a liquidation preference of $1,000 per share. GPCC is a real estate investment trust (REIT) established for the purpose of acquiring, holding and managing real estate mortgage assets. Dividends on preferred stock are noncumulative and are payable when declared. Within 10 years after issuance, the preferred stock may be redeemed for cash at the option of GPCC, in whole or in part, at a redemption price of $1,000 per share. The preferred stock is convertible to Guaranty preferred stock upon the occurrence of certain regulatory events. GPCC issued an additional $75 million of noncumulative floating-rate preferred stock in May 1998.


NOTE J - Mortgage Loan Servicing

   The group services mortgage loans that are owned primarily by independent investors. The group serviced approximately 241,400 and 256,300 mortgage loans aggregating $22.2 billion and $22.9 billion as of year end 1999 and 1998, respectively.

   The group is required to advance from group funds, escrow and foreclosure costs on loans that it services. The majority of these advances are recoverable, except for certain amounts for loans serviced for GNMA. A reserve has been established for unrecoverable advances. Market risk is assumed related to disposing of certain foreclosed VA loans. No significant losses were incurred during 1999, 1998 or 1997 in connection with this risk.

   Capitalized mortgage loan servicing rights, net of accumulated amortization, were as follows:


                           Purchased    Originated
                                Loan          Loan
                           Servicing     Servicing
For the year 1999             Rights        Rights      Total
-----------------          ---------    ----------      -----
(in millions)
Balance, beginning of year     $ 142         $  89      $ 231
  Additions                       42            55         97
  Amortization expense           (29)          (20)       (49)
  Sales                           --           (11)       (11)
                               -----         -----      -----
Subtotal                       $ 155         $ 113        268
Valuation allowance                                        (1)
                                                        -----
Balance, end of year                                    $ 267
                                                        =====

For the year 1998
(in millions)
Balance, beginning of year     $ 159         $  42      $ 201
  Additions                       47            71        118
  Amortization expense           (40)          (16)       (56)
  Sales                          (24)           (8)       (32)
                               -----         -----      -----
Subtotal                       $ 142         $  89        231
Valuation allowance                                       (17)
                                                        -----
Balance, end of year                                    $ 214
                                                        =====

                            FINANCIAL SERVICES GROUP


   Amortization expense related to mortgage loan servicing rights totaled $49 million, $56 million and $22 million for 1999, 1998 and 1997, respectively. The valuation allowance was increased $17 million in 1998 by a charge to operations and reduced $16 million in 1999 by a credit to operations. There was no other activity in the valuation allowance during 1999, 1998 or 1997.

   During 1998, the group recognized a $28 million gain in connection with the sale of servicing rights on mortgage loans with approximately $4.5 billion in outstanding principal balance, $1.3 billion of which was not transferred until 1999.

   The estimated fair value of the capitalized mortgage servicing rights at year end 1999 was approximately $329 million. Fair value was determined utilizing market-driven assumptions for prepayment speeds, discount rates and other variables.


NOTE K - Interest Rate Risk Management

   At year end 1998, Guaranty was a party to interest rate floors with a notional amount of $850 million and interest rate collars with a notional amount of $850 million.

   The interest rate floor agreements generated interest payments to Guaranty as the variable rate based on various Constant Maturity Swap (CMS) indices fell below the average strike rate of 5.25 percent. The interest rate collar agreements incorporated a floor from which Guaranty received payments as the CMS indices fell below the average strike rate of 5.02 percent and a cap that required Guaranty to pay as the CMS indices exceeded the average strike rate of
5.60 percent. These agreements matured in 1999 and were not renewed.

   Guaranty is also a party to various interest rate corridor agreements to reduce the impact of increases in interest rates on its investments in adjustable-rate mortgage-backed securities that have lifetime interest rate caps. Under these agreements, with notional amounts totaling $291 million and $319 million at December 31, 1999 and 1998, respectively, Guaranty simultaneously purchased and sold caps whereby it receives interest if the variable rate based on FHLB Eleventh District Cost of Funds (EDCOF) Index (4.77 percent at year end 1999) exceeds an average strike rate of 8.81 percent and pays interest if the same variable rate exceeds a strike rate of 11.75 percent. These agreements mature through 2003.

   Guaranty is also a party to an interest rate cap agreement to reduce the impact of interest rate increases on certain adjustable rate investments with lifetime caps. Under this agreement, with a notional amount of $29 million, Guaranty would receive payments if the EDCOF exceeds the strike rate of 10 percent. This agreement matures in 2004.

   The amounts subject to credit risk are the streams of payments receivable by Guaranty under the terms of the contracts and not the notional amounts used to express the principal amounts underlying these transactions. Guaranty minimizes its exposure to credit risk by entering into contracts with major U.S. securities firms.


NOTE L - Commitments

   The group leases equipment and facilities under various operating lease agreements. Future minimum rental payments, net of related sublease income and exclusive of related expenses, under non-cancelable operating leases with a remaining term in excess of one year are as follows (in millions): 2000 -- $11; 2001 -- $7; 2002 -- $6; 2003 -- $5; 2004 -- $4; 2005 and thereafter -- $8.

   Total rent expense under these lease agreements was $14 million, $15 million and $14 million for 1999, 1998 and 1997, respectively.

   At year end 1999, the group had commitments to originate or purchase loans totaling approximately $1.1 billion and commitments to sell loans of approximately $298 million. To the extent mortgage loans at the appropriate rates are not available to fulfill the sales commitments, the group is subject to market risk resulting from interest rate fluctuations.


NOTE M - Regulatory Capital Matters

   Guaranty is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Guaranty's financial statements.

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

   Quantitative measures established by regulation to ensure capital adequacy require Guaranty to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to adjusted tangible assets. Management believes, at year end 1999, Guaranty met all its capital adequacy requirements.

                            FINANCIAL SERVICES GROUP


   At year end 1999, the most recent notification from regulators categorized Guaranty as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," Guaranty must maintain minimum total risk-based, Tier 1 (Core) risk-based and Tier 1 (Core) leverage capital ratios as set forth in the table. Guaranty's actual capital amounts and ratios are also presented. No amounts were deducted from capital for interest-rate risk at year end 1999 or 1998.

                                                                                                           To Be Well
                                                                                                          Capitalized
                                                                                                          Under Prompt
                                                                        For Capital                        Corrective
                                                    Actual           Adequacy Purposes                  Action Provisions
                                                 -------------  ------------------------------  ---------------------------------
                                                 Amount  Ratio      Amount          Ratio            Amount           Ratio
                                                 ------  -----  -------------- ---------------  ---------------- ----------------
(dollars in millions)
At year end 1999:
Total Risk-Based Ratio
 (Risk-based capital / Total risk-weight assets) $1,139  10.33% > or = to $882 > or = to 8.00%  > or = to $1,102 > or = to 10.00%

Tier 1 (Core) Risk-Based Ratio
 (Core capital / Total risk-weight assets)       $1,058   9.60% > or = to $441 > or = to 4.00%  > or = to $  661 > or = to  6.00%

Tier 1 (Core) Leverage Ratio
 (Core capital / Adjusted tangible assets)       $1,058   8.22% > or = to $515 > or = to 4.00%  > or = to $  643 > or = to  5.00%

Tangible Ratio
 (Tangible equity / Tangible assets)             $1,058   8.22% > or = to $257 > or = to 2.00%           Not applicable

At year end 1998:

Total Risk-Based Ratio
 (Risk-based capital / Total risk-weight assets) $  829  10.17% > or = to $652 > or = to 8.00%  > or = to $ 815  > or = to 10.00%

Tier 1 (Core) Risk-Based Ratio
 (Core capital / Total risk-weight assets)       $  756   9.27% > or = to $326 > or = to 4.00%  > or = to $ 489  > or = to  6.00%

Tier 1 (Core) Leverage Ratio
 (Core capital / Adjusted tangible assets)       $  756   6.31% > or = to $479 > or = to 4.00%  > or = to $ 599  > or = to  5.00%

Tangible Ratio
 (Tangible equity / Tangible assets)             $  756   6.31% > or = to $240 > or = to 2.00%             Not applicable
                                                 ------   ----- -------------- ---------------  ---------------------------------

                        CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF INCOME

TEMPLE-INLAND INC. AND SUBSIDIARIES

For the year                                1999         1998         1997
------------------------------------     -------      -------      -------
(in millions, except per share data)
REVENUES
  Manufacturing                          $ 2,566      $ 2,255      $ 2,311
  Financial Services                       1,116        1,036          923
                                         -------      -------      -------
                                           3,682        3,291        3,234
                                         -------      -------      -------
COSTS AND EXPENSES
  Manufacturing                            2,319        2,132        2,259
  Special charge                              --           47           --
  Financial Services                         978          882          791
                                         -------      -------      -------
                                           3,297        3,061        3,050
                                         -------      -------      -------
OPERATING INCOME                             385          230          184
  Parent Company
    interest - net                           (95)         (78)         (82)
  Other                                       16            6            6
                                         -------      -------      -------
INCOME FROM CONTINUING
  OPERATIONS BEFORE TAXES                    306          158          108
    Taxes on income                          115           70           49
                                         -------      -------      -------
INCOME FROM
  CONTINUING OPERATIONS                      191           88           59
    Discontinued operations                  (92)         (21)          (8)
                                         -------      -------      -------
INCOME BEFORE CUMULATIVE EFFECT
  OF ACCOUNTING CHANGE                        99           67           51
    Cumulative effect of
      accounting change                       --           (3)          --
                                         -------      -------      -------
NET INCOME                               $    99      $    64      $    51
                                         =======      =======      =======

EARNINGS PER SHARE
  Basic:
    Income from
      continuing operations              $  3.45      $  1.60      $  1.05
    Discontinued operations                (1.66)       (0.38)       (0.14)
    Cumulative effect of
      accounting change                       --        (0.06)          --
                                         -------      -------      -------
NET INCOME                               $  1.79      $  1.16      $  0.91
                                         =======      =======      =======
  Diluted:
    Income from
      continuing operations              $  3.43      $  1.59      $  1.04
    Discontinued operations                (1.65)       (0.38)       (0.14)
    Cumulative effect of
      accounting change                       --        (0.06)          --
                                         -------      -------      -------
NET INCOME                               $  1.78      $  1.15      $  0.90
                                         =======      =======      =======

See the notes to the consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF CASH FLOWS

TEMPLE-INLAND INC. AND SUBSIDIARIES

For the year                                                                        1999         1998         1997
-------------                                                                    -------      -------      -------
(in millions)
CASH PROVIDED BY (USED FOR) OPERATIONS
  Net income                                                                     $    99      $    64      $    51
  Adjustments to reconcile net income to net cash:
    Loss on disposal of discontinued operations                                       77           --           --
    Special charge                                                                    --           47           --
    Cumulative effect of accounting change                                            --            3           --
    Depreciation and depletion                                                       217          206          200
    Amortization of goodwill                                                           8            7            6
    Deferred taxes                                                                    14           18           20
    Amortization and accretion on financial instruments                               40           90           26
    Mortgage loans held for sale                                                     369         (183)         (99)
    Receivables                                                                      (74)         (11)          13
    Inventories                                                                       (4)           2          (15)
    Accounts payable and accrued expenses                                             42          (16)         (12)
    Collections and remittances on loans serviced for others, net                   (251)         129          193
    Change in net assets of discontinued operations                                   23           63           34
    Other                                                                             70          (78)         (79)
                                                                                 -------      -------      -------
                                                                                     630          341          338
                                                                                 -------      -------      -------
CASH PROVIDED BY (USED FOR) INVESTMENTS
  Capital expenditures on property, plant and equipment                             (204)        (196)        (231)
  Proceeds from sale of discontinued operations                                      576           --           --
  Proceeds from sale of property and equipment                                        55           28           53
  Purchases of securities available-for-sale                                        (294)        (208)        (121)
  Maturities of securities available-for-sale                                        279          300          210
  Proceeds from sale of securities available-for-sale                                145           53          844
  Maturities and redemptions of securities held-to-maturity                          351          349          308
  Loans originated or acquired, net of principal collected on loans               (1,163)      (1,852)      (1,084)
  Proceeds from sale of loans                                                        299           16           29
  Acquisitions, net of cash acquired, and joint ventures                            (156)        (121)         (44)
  Other                                                                              (17)         (10)          (2)
                                                                                 -------      -------      -------
                                                                                    (129)      (1,641)         (38)
                                                                                 -------      -------      -------
CASH PROVIDED BY (USED FOR) FINANCING
  Additions to debt                                                                  347        1,089          447
  Payments of debt                                                                (1,335)        (426)        (329)
  Securities sold under repurchase agreements and short-term borrowings, net        (121)         788         (609)
  Net increase (decrease) in deposits                                                808          (36)         128
  Purchase of stock for treasury                                                    (100)         (48)         (59)
  Cash dividends paid to shareholders                                                (71)         (71)         (71)
  Proceeds from sale of subsidiary preferred stock                                     1           75          150
  Other                                                                               10          (15)           3
                                                                                 -------      -------      -------
                                                                                    (461)       1,356         (340)
                                                                                 -------      -------      -------
Net increase (decrease) in cash and cash equivalents                                  40           56          (40)
Cash and cash equivalents at beginning of year                                       244          188          228
                                                                                 -------      -------      -------
Cash and cash equivalents at end of year                                         $   284      $   244      $   188
                                                                                 =======      =======      =======

See the notes to the consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATING BALANCE SHEETS

Temple-Inland Inc. and Subsidiaries

                                                                  Parent     Financial
At year end 1999                                                 Company      Services    Consolidated
----------------                                                --------      --------    ---=--------
(in millions)
ASSETS
  Cash and cash equivalents                                     $     51      $    233        $    284
  Mortgage loans held for sale                                        --           252             252
  Loans receivable                                                    --         9,296           9,296
  Mortgage-backed and other
    securities available-for-sale                                     --         1,431           1,431
  Mortgage-backed and other
    securities held-to-maturity                                       --         1,061           1,061
  Trade and other receivables                                        328            --             319
  Inventories                                                        287            --             287
  Property and equipment                                           2,052           145           2,197
  Other assets                                                       200           903           1,059
  Investment in
   Financial Services                                              1,023            --              --
                                                                --------      --------        --------
    TOTAL ASSETS                                                $  3,941      $ 13,321        $ 16,186
                                                                ========      ========        ========
LIABILITIES
  Deposits                                                      $     --      $  9,027        $  9,027
  Federal Home Loan
    Bank advances                                                     --         2,403           2,403
  Other liabilities                                                  392           430             799
  Long-term debt                                                   1,253           212           1,465
  Deferred income taxes                                              226            --             196
  Postretirement benefits                                            143            --             143
  Stock issued by subsidiary                                          --           226             226
                                                                --------      --------        --------
    TOTAL LIABILITIES                                           $  2,014      $ 12,298          14,259
                                                                --------      --------        --------
SHAREHOLDERS' EQUITY
  Preferred stock - par value $1 per share:
    authorized 25,000,000 shares; none issued                                                       --
  Common stock - par value $1 per share:
    authorized 200,000,000 shares; issued 61,389,552 shares                                         61
  Additional paid-in capital                                                                       364
  Accumulated other comprehensive income (loss)                                                    (31)
  Retained earnings                                                                              1,838
                                                                                              --------
                                                                                                 2,232
  Cost of shares held in the treasury: 7,177,592 shares                                           (305)
                                                                                              --------
    TOTAL SHAREHOLDERS' EQUITY                                                                   1,927
                                                                                              --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    $ 16,186
                                                                                              ========


                                                                  Parent     Financial
At year end 1998                                                 Company      Services    Consolidated
----------------                                                --------     ---------    ------------
(in millions)
ASSETS
  Cash and cash equivalents                                     $     15      $    229        $    244
  Mortgage loans held for sale                                        --           621             621
  Loans receivable                                                    --         8,101           8,101
  Mortgage-backed and other
    securities available-for-sale                                     --         1,071           1,071
  Mortgage-backed and other
     securities held-to-maturity                                      --         1,414           1,414
  Trade and other receivables                                        264            --             257
  Inventories                                                        283            --             283
  Net assets of
    discontinued operations                                          677            --             677
  Property and equipment                                           2,109           129           2,238
  Other assets                                                       188           811             962
  Investment in
    Financial Services                                               708            --              --
                                                                --------      --------        --------
    TOTAL ASSETS                                                $  4,244      $ 12,376        $ 15,868
                                                                ========      ========        ========

LIABILITIES
  Deposits                                                      $     --      $  7,338        $  7,338
  Federal Home Loan
    Bank advances                                                     --         3,221           3,221
  Other liabilities                                                  334           674             988
  Long-term debt                                                   1,501           210           1,711
  Deferred income taxes                                              266            --             242
  Postretirement benefits                                            145            --             145
  Stock issued by subsidiary                                          --           225             225
                                                                --------      --------        --------
    TOTAL LIABILITIES                                           $  2,246      $ 11,668          13,870
                                                                --------      --------        --------

SHAREHOLDERS' EQUITY
  Preferred stock - par value $1 per share:
    authorized 25,000,000 shares; none issued                                                       --
  Common stock - par value $1 per share:
    authorized 200,000,000 shares; issued 61,389,552 shares                                         61
  Additional paid-in capital                                                                       357
  Accumulated other comprehensive income (loss)                                                    (17)
  Retained earnings                                                                              1,810
                                                                                              --------
                                                                                                 2,211
  Cost of shares held in the treasury: 5,785,139 shares                                           (213)
                                                                                              --------
    TOTAL SHAREHOLDERS' EQUITY                                                                   1,998
                                                                                              --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                    $ 15,868
                                                                                              ========

See the notes to the consolidated financial statements

                        CONSOLIDATED FINANCIAL STATEMENTS


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Temple-Inland Inc. and Subsidiaries

                                                                              Accumulated
                                                                                    Other
                                                      Common     Paid-in    Comprehensive    Retained     Treasury
                                                       Stock     Capital           Income    Earnings        Stock        Total
                                                     -------    --------    -------------    --------     --------      -------
(in millions)
BALANCE AT YEAR END 1996                             $    61       $ 305           $ (24)     $ 1,837      $  (164)     $ 2,015
                                                     =======       =====           =====      =======      =======      =======
Comprehensive Income
  Net income                                              --          --              --           51           --           51
  Other comprehensive income:
    Unrealized gains on securities                        --          --               4           --           --            4
                                                                                                                        -------
  Total comprehensive income                                                                                                 55
                                                                                                                        -------
Dividends paid on common stock - $1.28 per share          --          --              --          (71)          --          (71)
Stock issued for acquisition - 1,613,546 shares           --          48              --           --           48           96
Stock issued for stock plans - 253,075 shares             --           3              --           --            6            9
Stock acquired for treasury - 994,830 shares              --          --              --           --          (59)         (59)
                                                     -------       -----           -----      -------      -------      -------
BALANCE AT YEAR END 1997                                  61         356             (20)       1,817         (169)       2,045
                                                     =======       =====           =====      =======      =======      =======
Comprehensive Income
  Net income                                              --          --              --           64           --           64
  Other comprehensive income:
    Unrealized gains on securities                        --          --               5           --           --            5
    Minimum pension liability                             --          --              (2)          --           --           (2)
                                                                                                                        -------
  Total comprehensive income                                                                                                 67
                                                                                                                        -------
Dividends paid on common stock - $1.28 per share          --          --              --          (71)          --          (71)
Stock issued for stock plans - 134,430 shares             --           1              --           --            4            5
Stock acquired for treasury - 850,558 shares              --          --              --           --          (48)         (48)
                                                     -------       -----           -----      -------      -------      -------
BALANCE AT YEAR END 1998                                  61         357             (17)       1,810         (213)       1,998
                                                     =======       =====           =====      =======      =======      =======
Comprehensive Income
  Net income                                              --          --              --           99           --           99
  Other comprehensive income:
    Unrealized gains on securities                        --          --             (15)          --           --          (15)
    Foreign currency translation adjustment               --          --               1           --           --            1
                                                                                                                        -------
  Total comprehensive income                                                                                                 85
                                                                                                                        -------
Dividends paid on common stock - $1.28 per share          --          --              --          (71)          --          (71)
Stock issued for stock plans - 256,599 shares             --           7              --           --            8           15
Stock acquired for treasury - 1,649,052 shares            --          --              --           --         (100)        (100)
                                                     -------       -----           -----      -------      -------      -------
BALANCE AT YEAR END 1999                             $    61       $ 364           $ (31)     $ 1,838      $  (305)     $ 1,927
                                                     =======       =====           =====      =======      =======      =======

See the notes to the consolidated financial statements.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

NOTE 1 - Summary of Significant Accounting Policies

BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of Temple-Inland Inc. and all subsidiaries in which the company has more than a 50 percent equity ownership. Investments in joint ventures and other subsidiaries in which the company has between a 20 percent and a 50 percent equity ownership are reflected using the equity method. However, because certain assets and liabilities are in separate corporate entities, the consolidated assets are not available to satisfy all consolidated liabilities. All material intercompany amounts and transactions have been eliminated. Certain amounts have been reclassified to conform with current year's classification.

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


TRANSLATION OF INTERNATIONAL CURRENCIES

   Balance sheets of the company's international operations where the functional currency is other than the U.S. dollar are translated into U.S. dollars at year-end exchange rates. Adjustments resulting from financial statement translation are reported as a component of shareholders' equity. For other international operations where the functional currency is the U.S. dollar, inventories, and property, plant and equipment are translated at the historical rate of exchange, while other assets and liabilities are translated at year-end exchange rates. Translation adjustments for these operations are included in earnings and are not material.

   Income and expense items are translated into U.S. dollars at average rates of exchange prevailing during the year. Gains and losses resulting from foreign currency transactions are included in earnings and are not material.


INCOME TAXES

   Deferred income taxes are provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes, computed using current tax rates.


STOCK-BASED COMPENSATION

   The company uses the intrinsic value method in accounting for its stock-based employee compensation plans.


LONG-LIVED ASSETS

   Impairment losses are recognized on assets held for use when indicators of impairment are present and the estimated undiscounted cash flows are not sufficient to recover the assets' carrying amount. Assets held for disposal are recorded at the lower of carrying value or estimated fair value, less costs to sell.


CAPITALIZED SOFTWARE

   The company capitalizes purchased software costs, as well as the direct costs, both internal and external, associated with software developed for internal use. These costs are amortized using the straight-line method over estimated useful lives of three to seven years.


NEW ACCOUNTING PRONOUNCEMENTS

   The company will be required to adopt Statement of Financial Accounting Standards No. 133, Accounting for Derivatives Instruments and Hedging Activities, beginning 2001. This statement will require derivative positions to be recognized in the balance sheet at fair value. The company has not yet determined the effect on earnings or financial position of adopting this statement.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Taxes on Income

   Taxes on income from continuing operations consisted of the following:


For the year                   1999     1998     1997
-------------                  ----     ----     ----
(in millions)
CURRENT TAX PROVISION:
  U.S. Federal                 $ 89     $ 38     $ 24
  State and other                12       10        3
                               ----     ----     ----
                                101       48       27
                               ----     ----     ----
DEFERRED TAX PROVISION:
  U.S. Federal                   14       21       17
  State and other                --        1        5
                               ----     ----     ----
                                 14       22       22
                               ----     ----     ----
PROVISION FOR INCOME TAXES     $115     $ 70     $ 49
                               ====     ====     ====

   Earnings or losses from continuing operations consisted of the following:


For the year                   1999     1998     1997
-------------                  ----     ----     ----
(in millions)
EARNINGS (LOSSES):
  U.S                          $311     $189     $117
  Non-U.S                        (5)     (31)      (9)
                               ----     ----     ----
                               $306     $158     $108
                               ====     ====     ====

   The differences between the consolidated effective income tax rate and the federal statutory income tax rate include the following:


For the year                    1999     1998     1997
-------------                   ----     ----     ----
(in millions)
Taxes on income
  at statutory rate             $107     $ 56     $ 38
State, net of federal benefit      8        6        5
Foreign losses and
  taxes not benefited              3        6        3
Sale of foreign subsidiary        (7)      --       --
Goodwill                           2        1        4
Other                              2        1       (1)
                                ----     ----     ----
                                $115     $ 70     $ 49
                                ====     ====     ====

   Significant components of the company's consolidated deferred tax assets and liabilities are as follows:

At year end                              1999       1998
-------------                           -----      -----
(in millions)
DEFERRED TAX LIABILITIES:
   Depreciation                         $ 254      $ 400
   Timber and timberlands                  37         40
   Pensions                                26         28
   Other                                   34         69
                                        -----      -----
     Total deferred tax liabilities       351        537
                                        -----      -----
DEFERRED TAX ASSETS:
   Alternative minimum tax credits        185        293
   Net operating loss carryforwards        12         31
   OPEB obligations                        56         56
   Other                                   56         74
                                        -----      -----
     Total deferred tax assets            309        454
VALUATION ALLOWANCE                      (154)      (159)
                                        -----      -----
  Net deferred tax liability            $ 196      $ 242
                                        =====      =====


   The valuation allowance represents accruals for deductions that are uncertain and accordingly have not been recognized for financial reporting purposes. The decrease in the valuation allowance is primarily the result of the sale of a foreign subsidiary.

   Current income tax payments, net of refunds received, were $52 million, $39 million and $21 million during 1999, 1998 and 1997, respectively.

   The company has domestic net operating loss carryforwards of $3 million that expire in 2005. In addition, the company has foreign net operating loss carryforwards of $16 million that expire from the year 2005 through the year 2010, and $16 million that may be carried forward indefinitely. Alternative minimum tax credits may be carried forward indefinitely. In accordance with generally accepted accounting principles, the company has not provided deferred taxes on approximately $31 million of pre-1988 tax bad debt reserves.

   As a result of the sale of a foreign subsidiary in 1999, the company realized a $7 million one-time decrease in tax expense.

   The Internal Revenue Service (IRS) has concluded its examination of the company's consolidated tax returns for the years 1987 through 1992. As a result of this examination, the company has agreed to pay approximately $36 million in taxes and interest for those years, of which $19 million was paid in 1999. The IRS is currently examining the company's consolidated tax returns for the years 1993 through 1996. The resolution of these examinations is not expected to have a material adverse impact on the company's financial condition or results of operations.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - Fair Value of Financial Instruments

   The carrying amounts and the estimated fair values of financial instruments were as follows:


At year end                               1999                 1998
-------------                    -------------------   -------------------
(in millions)
                                 Carrying       Fair   Carrying       Fair
                                   Amount      Value     Amount      Value
                                 --------     ------   --------     ------
FINANCIAL ASSETS:
  Loans receivable                 $9,296     $9,248     $8,101     $8,126
  Mortgage-backed and
    other securities                2,492      2,440      2,485      2,448
                                   ------     ------     ------     ------
FINANCIAL LIABILITIES:
  Deposits                          9,027      8,987      7,338      7,369
  FHLB advances                     2,403      2,403      3,221      3,223
  Total debt                        1,466      1,443      1,713      1,769
                                   ------     ------     ------     ------
OFF-BALANCE-SHEET INSTRUMENTS:
  Interest rate contracts              --          2         --         (5)
  Commitments to extend credit         --          2         --         (2)
                                   ------     ------     ------     ------

   Differences between fair value and carrying amounts are primarily due to instruments that provide fixed interest rates or contain fixed interest rate elements. Inherently, such instruments are subject to fluctuations in fair value due to subsequent movements in interest rates. The fair value of cash and cash equivalents, trade and other receivables, trade payables, securities sold under agreements to repurchase, and mortgage loans held for sale consistently approximate the carrying amount due to their short-term nature and are excluded from the above table. The fair value of mortgage-backed and other securities and off-balance-sheet instruments are based on quoted market prices. Other financial instruments are valued using discounted cash flows. The discount rates used represent current rates for similar instruments.

   The Parent Company has guaranteed certain joint venture obligations principally related to variable-rate debt instruments at year end 1999. It is not practicable to estimate the fair value of these guarantees.

                        CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 - Shareholder Rights Plan

   The company has a Shareholder Rights Plan in which one-half of a preferred stock purchase right (Right) was declared as a dividend for each common share outstanding. Each Right entitles shareholders to purchase, under certain conditions, one one-hundredth of a share of newly issued Series A Junior Participating Preferred Stock at an exercise price of $200. Rights will be exercisable only if a person or group acquires beneficial ownership of 20 percent or more of the company's common shares or commences a tender or exchange offer, upon consummation of which such person or group would beneficially own 25 percent or more of the company's common shares. The company will generally be entitled to redeem the Rights at $0.01 per Right at any time until the tenth business day following public announcement that a 20 percent position has been acquired. The Rights will expire on February 20, 2009.


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

   The change in benefit obligation, plan assets and the funded status of employee benefit plans follows:


                                        Pension           Postretirement
                                        Benefits              Benefits
At year end                         1999       1998       1999       1998
-------------                      -----      -----      -----      -----
(in millions)
Benefit obligation at
  beginning of year                $ 597      $ 507      $ 133      $ 115
Service cost                          17         15          3          3
Interest cost                         39         37          8          8
Change in assumptions                (50)        15         --         --
Plan amendments                        3          2         (2)        --
Actuarial (gain) loss                  4         44        (21)        12
Termination benefits                  --          6         --          1
Benefits paid                        (28)       (29)       (11)        (7)
Retiree contributions                 --         --          1          1
                                   -----      -----      -----      -----
Benefit obligation at end
  of year                          $ 582      $ 597      $ 111      $ 133
                                   =====      =====      =====      =====

Fair value of plan assets
  at beginning of year             $ 616      $ 628      $  --      $  --
Actual return                        122         15         --         --
Benefits paid                        (28)       (28)        --         --
Contributions                          1          1         --         --
                                   -----      -----      -----      -----
Fair value of plan assets
  at end of year                   $ 711      $ 616      $  --      $  --
                                   =====      =====      =====      =====

Funded status                      $ 129      $  19      $(111) $    (133)
Unrecognized net loss (gain)         (69)        41        (24)        (3)
Prior service costs not yet
  recognized                           5          3         (8)        (9)
Unrecognized net transition
  obligation (asset)                  (4)        (8)        --         --
Additional minimum liability          (4)        (5)        --         --
                                   -----      -----      -----      -----
Prepaid (accrued) benefit cost     $  57      $  50      $(143)     $(145)
                                   =====      =====      =====      =====

   The net prepaid benefit cost of $57 million at year end 1999 is comprised of pension plans with prepaid benefit cost totaling $78 million and accrued benefit liability totaling $21 million. Amounts applicable to the company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

At year end                        1999     1998
-------------                      ----     ----
(in millions)
Projected benefit obligation       $ 16     $236
Accumulated benefit obligation     $ 14     $221
Fair value of plan assets          $ --     $202
                                   ====     ====

                        CONSOLIDATED FINANCIAL STATEMENTS

   Significant assumptions used for the employee benefit plans follow:


                                                   Pension Benefits                  Postretirement Benefits
For the year                               1999         1998         1997         1999         1998         1997
------------                               ----         ----         ----         ----         ----         ----
Weighted average assumptions:
  Discount rate                            7.50%        6.75%        7.50%        7.50%        6.75%        7.50%
  Expected long-term rate of return        9.00%        9.00%        9.00%          --           --           --
  Rate of compensation increase            4.75%        4.00%        4.75%          --           --           --
                                           ====         ====         ====         ====         ====         ====


   For measurement purposes, an 8.5 percent annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000. The rate was assumed to decrease gradually to 6.0 percent for 2010 and remain at that level thereafter.


   Net periodic benefit cost (credit) for pension and postretirement plans include the following:


                                                         Pension Benefits         Postretirement Benefits
For the year                                        1999      1998      1997      1999      1998      1997
-------------                                       ----      ----      ----      ----      ----      ----
(in millions)
CHARGES (CREDITS)
  Service cost - benefits
   earned during the period                         $ 17      $ 15      $ 14      $  3      $  3      $  3
  Interest cost on projected benefit obligation       39        37        36         8         8         8
  Expected return on plan assets                     (54)      (56)      (47)       --        --        --
  Net amortization and deferral                       (3)       (5)       (5)       (1)       (1)       (1)
                                                    ----      ----      ----      ----      ----      ----
  Net periodic benefit cost (credit)a               $ (1)     $ (9)     $ (2)     $ 10      $ 10      $ 10
                                                    ====      ====      ====      ====      ====      ====

(a)In addition to the above, in 1999 the company recognized an additional $4 million credit relating to pension benefits and a $2 million credit relating to postretirement benefits for curtailments resulting from the sale of the bleached paperboard operation. In 1998, the company recognized an additional $3 million credit relating to pension benefits and a $1 million credit relating to postretirement benefits for curtailments resulting from employee terminations.

   Assumed health care cost trend rates have a significant effect on the amounts reported for the postretirement benefits. A one percentage point change in assumed health care cost trend rates would have the following effects:


                                         1 Percentage      1 Percentage
                                       Point Increase    Point Decrease
                                       --------------    --------------
(in millions)
Effect on total of service and
 interest cost components in 1999                 $ 1              $(1)
Effect on postretirement benefit
 obligation at year end 1999                      $10              $(8)
                                                  ===              ===

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - Stock Option Plans

   The company has established stock option plans for key employees and directors. The plans provide for the granting of nonqualified stock options and/or incentive stock options and, prior to 1994, the plans permitted the grant of stock appreciation rights with all or part of any options so granted. Options granted after 1995 have primarily a 10-year term and become exercisable in steps from one to five years.

   A summary of stock option activity follows:

For the year                        1999                     1998                     1997
------------                 -------------------      -------------------      -------------------
                                        Weighted                 Weighted                 Weighted
                                         Average                  Average                  Average
                                        Exercise                 Exercise                 Exercise
                             Options       Price      Options       Price      Options       Price
                             -------    --------      -------    --------      -------    --------
(shares in thousands)
Outstanding beginning
  of year                      1,892    $     51        1,430    $     47        1,626    $     45
    Granted                      455          61          654          56          201          56
    Exercised                   (315)         47         (139)         38         (303)         41
    Forfeited                    (58)         53          (53)         50          (94)         50
                             -------    --------      -------    --------      -------    --------
Outstanding
  end of year                  1,974    $     53        1,892    $     51        1,430    $     47
                             =======    ========      =======    ========      =======    ========
Weighted average
  fair value of options
  granted during the year          $23.06                   $17.68                   $18.24
                             ===================      ===================      ===================

   Options exercisable at year end were (in thousands): 1999 -- 691; 1998 -- 737; and 1997 -- 658. The weighted average exercise price for options exercisable was $49 per share and $48 per share for year end 1999 and 1998, respectively. Exercise prices for options outstanding at year end 1999 range from $12 to $75. The weighted average remaining contractual life of these options is eight years. An additional 1,727,156 and 2,182,000 shares of common stock were available for grants at year end 1999 and 1998, respectively. A restricted stock plan also provides for a maximum of 300,000 shares of restricted common stock to be reserved for awards. At year end 1999, awards of 111,342 shares of restricted common stock were outstanding.

   The fair value of the options granted in 1999, 1998 and 1997 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:


For the year                 1999        1998         1997
------------               ---------   ---------   ----------
Expected dividend yield         2.0%        2.0%        2.1%
Expected stock price
  volatility                   29.4%       28.7%       27.3%
Risk-free interest rate         6.8%        4.8%        5.6%
Expected life of options   8.0 years   7.0 years   8.0 years
                           =========   =========   =========

   Assuming that the company had accounted for its employee stock options using the fair value method and amortized such to expense over the options' vesting period, pro forma net income and diluted earnings per share would have been $96 million and $1.73 per diluted share in 1999; $62 million and $1.10 per diluted share in 1998; and $49 million and $0.87 per diluted share in 1997. The pro forma disclosures may not be indicative of future amounts due to changes in subjective input assumptions and because the options vest over several years with additional future option grants expected.

NOTE 7 - Earnings Per Share

   Numerators and denominators used in computing earnings per share are as follows:

For the year                    1999      1998      1997
------------                   ------    ------    ------
(in millions)
Numerator for basic and
  diluted earnings per share:
  Income from continuing
     operations                $  191    $   88    $   59
  Discontinued operations        (92)      (21)       (8)
  Cumulative effect of
     accounting change             --        (3)       --
                               ------    ------    ------
 Net income                    $   99    $   64    $   51
                               ======    ======    ======
Denominator for basic
  earnings per share:
  Weighted average
     shares outstanding          55.6      55.8      56.0
  Dilutive effect of
     stock options                0.2       0.1       0.2
                               ------    ------    ------
Denominator for diluted
  earnings per share             55.8      55.9      56.2
                               ======    ======    ======

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - Accumulated Other Comprehensive Income

   The components of other comprehensive income are as follows:


                                                         Unrealized
                                       Currency            Gains on       Minimum
                                    Translation      Available-for-       Pension
                                    Adjustments     Sale Securities     Liability         Total
                                    -----------     ---------------    ----------    ----------
(in millions)
Balance at year end 1996             $      (17)         $       (7)   $       --    $      (24)
                                     ----------          ----------    ----------    ----------
  Unrealized gains on available-
    for-sale securities                      --                   7            --             7
  Deferred taxes relating to
    unrealized gains on available-
    for-sale securities                      --                  (3)           --            (3)
                                     ----------          ----------    ----------    ----------
Balance at year end 1997                    (17)                 (3)           --           (20)
                                     ----------          ----------    ----------    ----------
  Unrealized gains on available-
    for-sale securities                      --                   8            --             8
  Deferred taxes relating to
    unrealized gains on available-
    for-sale securities                      --                  (3)           --            (3)
  Minimum pension liability                  --                  --            (4)           (4)
  Deferred taxes relating to
    minimum pension liability                --                  --             2             2
                                     ----------          ----------    ----------    ----------
Balance at year end 1998                    (17)                  2            (2)          (17)
                                     ----------          ----------    ----------    ----------
  Unrealized gains on available-
     for-sale securities                     --                 (22)           --           (22)
  Deferred taxes relating to
    unrealized gains on available-
    for-sale securities                      --                   7            --             7
  Foreign currency translation
    adjustment                                1                  --            --             1
                                     ----------          ----------    ----------    ----------
Balance at year end 1999             $      (16)         $      (13)   $       (2)   $      (31)
                                     ==========          ==========    ==========    ==========

NOTE 9 - Contingencies

   There are pending against the company and its subsidiaries lawsuits, claims and environmental matters arising in the regular course of business.


   In the opinion of management, recoveries, if any, by plaintiffs or claimants that may result from the foregoing litigation and claims will not have a material adverse effect on its operations or financial position in relation to the consolidated financial statements of the company and its subsidiaries.

NOTE 10 - Segment Information

   The company has three reportable segments: paper, building products and financial services. The paper segment manufactures corrugated packaging. The building products segment manufactures a variety of building materials and manages the company's timber resources. The financial services segment operates a savings bank and engages in mortgage banking, real estate and insurance brokerage activities. All prior periods have been restated to reflect the discontinued operations of the bleached paperboard operation.

   These segments are managed as separate business units. The company evaluates performance based on operating income before special charges, corporate expenses and income taxes. Corporate interest expense is not allocated to business segments. The accounting policies of the segments are the same as those described in the accounting policy notes to the financial statements. Corporate and other includes corporate expenses, special charges and discontinued operations.

   Refer to the tables on the following page.

                        CONSOLIDATED FINANCIAL STATEMENTS


                                                                                       Corporate
                                                          Building    Financial        and Other
For the year or at year end 1999:               Paper     Products     Services     Eliminations         Total
---------------------------------          ----------   ----------   ----------     ------------    ----------
(in millions)
Revenues from external customers           $    1,798   $      768   $    1,116       $       --    $    3,682
Depreciation, depletion and amortization          138           59           22                6           225
Operating income                                  103          174          138              (30)          385
Financial Services, net interest income            --           --          299               --           299
Total assets                                    1,676        1,090       13,321               99        16,186
Investment in equity method investees               8           27           14               --            49
Capital expenditures                               80           92           26                6           204
                                           ==========   ==========   ==========     ============    ==========

For the year or at year end 1998:
---------------------------------
Revenues from external customers           $    1,642   $      613   $    1,036     $       --      $    3,291
Depreciation, depletion and amortization          138           53           18              4             213
Operating income                                   39          112          154           (75)(a)          230
Financial Services, net interest income            --           --          244             --             244
Total assets                                    1,728        1,043       12,376            721(b)       15,868
Investment in equity method investees               8           29            3             --              40
Capital expenditures                               79           73           39              5             196
                                           ==========   ==========   ==========   ============      ==========

For the year or at year end 1997:
---------------------------------
Revenues from external customers$               1,694   $      617   $      923     $       --      $    3,234
Depreciation, depletion and amortization          137           50           16              3             206
Operating income                                  (54)         131          132            (25)            184
Financial Services, net interest income            --           --          221             --             221
Total assets                                    1,792          914       10,772           779b          14,257
Investment in equity method investees               7           19            4             --              30
Capital expenditures                              131           69           18             13             231
                                           ==========   ==========   ==========     ============    ==========

(a)Includes a special charge of $47 million, of which $37 million applies to the paper segment and $10 million applies to the building products segment.
(b)Includes net assets of discontinued operations.

   The following table includes revenues and property and equipment based on the location of the operation:


GEOGRAPHIC INFORMATION                1999     1998     1997
----------------------               ------   ------   ------
(in millions)
For the year:
  Revenues from external customers
    United States                    $3,552   $3,181   $3,145
    Canada                               27        4       --
    Mexico                               77       64       50
    South America                        26       42       39
                                     ------   ------   ------
Total                                $3,682   $3,291   $3,234
                                     ======   ======   ======
At year end:
  Property and equipment
    United States                    $2,090   $2,115   $2,105
    Canada                               61       56       --
    Mexico                               28       27       28
    South America                        18       40       41
                                     ------   ------   ------
Total                                $2,197   $2,238   $2,174
                                     ======   ======   ======

                        CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - Summary of Quarterly Results of Operations (Unaudited)

   Selected quarterly financial results for the years 1999 and 1998 are summarized below. Quarterly financial results have been restated to reflect discontinued operations.


                                           First     Second      Third     Fourth
                                         Quarter    Quarter    Quarter    Quarter
                                         -------    -------    -------    -------
(in millions, except per share amounts)
1999
Total revenues                           $   850    $   904    $   955    $   973
Manufacturing net revenues                   592        642        668        664
Manufacturing gross profit                   101        128        143        142
Financial Services operating
  income before taxes                         27         34         41         36

Income from continuing operations        $    26    $    48    $    60    $    57
Discontinued operations                       (7)        (7)       (80)         2
                                         -------    -------    -------    -------
Net income                               $    19    $    41    $   (20)   $    59
                                         -------    -------    -------    -------
Earnings per share:
   Basic:
     Income from continuing operations   $  0.47    $  0.88    $  1.07    $  1.03
     Discontinued operations               (0.13)     (0.14)     (1.43)      0.04
                                         -------    -------    -------    -------
     Net income                          $  0.34    $  0.74    $ (0.36)   $  1.07
                                         -------    -------    -------    -------
   Diluted:
     Income from continuing operations   $  0.46    $  0.87    $  1.07    $  1.03
     Discontinued operations               (0.13)     (0.13)     (1.43)      0.04
                                         -------    -------    -------    -------
     Net income                          $  0.33    $  0.74    $ (0.36)   $  1.07
                                         =======    =======    =======    =======

                        CONSOLIDATED FINANCIAL STATEMENTS


                                                First     Second     Third      Fourth
                                              Quarter    Quarter    Quarter    Quarter
                                              -------    -------    -------    -------
(in millions, except per share amounts)
1998
Total revenues                                $   837    $   835    $   821    $   798
Manufacturing net revenues                        586        576        566        527
Manufacturing gross profit                        102        108         95         82
Financial Services operating
  income before taxes                              37         41         36         40

Income from continuing operations             $    35    $    39    $    25    $   (11)(a)
Discontinued operations                            (9)        (4)        (1)        (7)
Cumulative effect of accounting change             (3)        --         --         --
                                              -------    -------    -------    -------
Net income                                    $    23    $    35    $    24    $   (18)
                                              -------    -------    -------    -------
Earnings per share:
   Basic:
     Income from continuing operations        $  0.62    $  0.70    $  0.47    $ (0.20)
     Discontinued operations                    (0.15)     (0.08)     (0.03)     (0.12)
     Cumulative effect of accounting change     (0.06)        --         --         --
                                              -------    -------    -------    -------
     Net income                               $  0.41    $  0.62    $  0.44    $ (0.32)
                                              -------    -------    -------    -------
   Diluted:
     Income from continuing operations        $  0.62    $  0.70    $  0.47    $ (0.20)
     Discontinued operations                    (0.15)     (0.08)     (0.03)     (0.12)
     Cumulative effect of accounting change     (0.06)        --         --         --
                                              -------    -------    -------    -------
     Net income                               $  0.41    $  0.62    $  0.44    $ (0.32)
                                              =======    =======    =======    =======

(a)Includes a pre-tax special charge of $47 million.

                        CONSOLIDATED FINANCIAL STATEMENTS


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

   /s/ KENNETH M. JASTROW, II
   Kenneth M. Jastrow, II
   Chairman of the Board and
   Chief Executive Officer

   /s/ DAVID H. DOLBEN
   David H. Dolben
   Vice President and
   Chief Accounting Officer

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF TEMPLE-INLAND INC.:

   We have audited the accompanying consolidated balance sheets of Temple-Inland Inc. and subsidiaries as of January 1, 2000, and January 2, 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Temple-Inland Inc. and subsidiaries at January 1, 2000, and January 2, 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States.


   /s/ ERNST & YOUNG LLP
   ERNST & YOUNG LLP


   Houston, Texas
   January 28, 2000